     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 12, 1995


                                      REGISTRATION NOS. 33-59155 AND 33-59155-01
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                               AMENDMENT NO. 1 TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ----------------

            STARWOOD LODGING TRUST                       STARWOOD LODGING CORPORATION
    (Exact name of registrant as specified          (Exact name of registrant as specified
        in its governing instruments)                   in its governing instruments)
     11845 West Olympic Blvd., Suite 550             11845 West Olympic Blvd., Suite 560
        Los Angeles, California 90064                   Los Angeles, California 90064
                (310) 575-3900                                  (310) 575-3900
   (Address of principal executive offices)        (Address of principal executive offices)
                                    ---------------------
                   Maryland                                        Maryland
         (State or other jurisdiction                    (State or other jurisdiction
      of incorporation or organization)               of incorporation or organization)
                  52-0901263                                      52-1193298
     (I.R.S. employer identification no.)            (I.R.S. employer identification no.)

               JEFFREY C. LAPIN                                KEVIN E. MALLORY
    President and Chief Operating Officer                  Executive Vice President
     11845 West Olympic Blvd., Suite 550             11845 West Olympic Blvd., Suite 560
        Los Angeles, California 90064                   Los Angeles, California 90064
                (310) 575-3900                                  (310) 575-3900
   (Name and address of agent for service)         (Name and address of agent for service)
                                          COPIES TO:

           SHERWIN L. SAMUELS, Esq.                          JAMES M. ASHER, Esq.
               Sidley & Austin                            ROBERT E. KING, JR., Esq.
            555 West Fifth Street                               Rogers & Wells
        Los Angeles, California 90013                          200 Park Avenue
                (213) 896-6000                             New York, New York 10166
                                                                (212) 878-8000

                             ---------------------


    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /



    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. /X/
                             ---------------------

          Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

                        CALCULATION OF REGISTRATION FEE


                                                                  PROPOSED MAXIMUM                 AMOUNT OF
    TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED       AGGREGATE OFFERING PRICE(1)       REGISTRATION FEE
Convertible Notes Due             , 1995...................         $269,639,063                 $92,978.99(2)
Shares of beneficial interest, $0.01 par value, of Starwood
 Lodging Trust(3) PAIRED WITH
Shares of common stock, $0.01 par value of Starwood Lodging
 Corporation(3)............................................              --                           --



(1) Includes convertible notes (and Paired Shares into which such notes are convertible) as to which the Registrants have granted the Underwriters an option solely to cover over-allotments.


(2) A fee of $96,124.82 has already been paid. The fee was calculated pursuant to Rule 457(c) under the Securities Act and was based on the average of the high and low prices for the Paired Shares on the New York Stock Exchange on May 5, 1995.


(3) Such shares become deliverable upon conversion of the convertible notes being registered hereby.

                             ---------------------

    THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                             CROSS REFERENCE SHEET


ITEM NUMBER AND CAPTION                                                   LOCATION OF HEADING IN PROSPECTUS
- -------------------------------------------------------------  --------------------------------------------------------
       1.  Forepart of Registration Statement and Outside
            Front Cover Page of Prospectus...................  Outside Front Cover Page
       2.  Inside Front and Outside Back Cover Pages of
            Prospectus.......................................  Inside Front Cover Page; Outside Back Cover
       3.  Summary Information, Risk Factors and Ratio of
            Earnings to Fixed Charges........................  Prospectus Summary; Risk Factors
       4.  Use of Proceeds...................................  Use of Proceeds
       5.  Determination of Offering Price...................  Underwriting
       6.  Dilution..........................................  Dilution
       7.  Selling Security Holders..........................  Not Applicable
       8.  Plan of Distribution..............................  Underwriting
       9.  Description of Securities to be Registered........  Capital Stock
      10.  Interests of Named Experts and Counsel............  Experts; Legal Matters
      11.  Information with respect to Registrant............  Prospectus Summary; Price Ranges of Paired Shares;
                                                                Selected Financial Information; Management's Discussion
                                                                and Analysis of Financial Condition and Results of
                                                                Operations; Business and Property; Management;
                                                                Partnerships; Principal Shareholders; Shares Available
                                                                for Future Sale; Financial Statements.
      12.  Incorporation of Certain Information by
            Reference........................................  Incorporation by Reference
      13.  Disclosure of Commission Position on
            Indemnification for Securities Act Liabilities...  Not Applicable

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSISTUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BY ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED JUNE 12, 1995

PROSPECTUS

                            10,250,000 PAIRED SHARES


                                STARWOOD LODGING

STARWOOD LODGING TRUST                              STARWOOD LODGING CORPORATION
                                  ------------


    Starwood Lodging Trust (the "Trust") and Starwood Lodging Corporation (the "Corporation" and, with the Trust, the "Company") own and operate hotels. The Trust, which intends to qualify as a real estate investment trust for federal income tax purposes (a "REIT"), is self-administered and, upon completion of the offering contemplated hereby (the "Offering"), will hold fee interests, ground leaseholds and mortgage loan interests in 47 hotel properties containing approximately 9,440 rooms located in 20 states throughout the United States. The Corporation operates hotel properties that it leases from the Trust. The securities offered hereby, all of which are being offered by the Company, consist of shares of the Trust and shares of the Corporation which are "paired" and traded as units consisting of one Trust share and one Corporation share (the "Paired Shares"). The Trust is the only publicly traded REIT with a paired share structure investing in hotel properties. Upon completion of the Offering, approximately 33% of the Paired Shares on a fully diluted basis would be owned by Starwood Capital Group, L.P. and its affiliates, subject to the ownership limitation provisions described herein.



    The Trust intends to pay regular quarterly distributions of $.47 per Paired Share, beginning with a distribution for the period from the closing date of the Offering through September 30, 1995. The Paired Shares are listed on the New York Stock Exchange under the symbol "HOT." A recent price of the Paired Shares on the New York Stock Exchange is set forth under the heading "Price Ranges of Paired Shares." Prior to the completion of the Offering, the Company will effect a reverse stock split. The public offering price of the Paired Shares offered hereby is expected to be between $22.50 and $24.50 per Paired Share.



SEE "RISK FACTORS" PAGE 12 FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE COMPANY.

                                ----------------

THESE  SECURITIES HAVE  NOT BEEN APPROVED  OR DISAPPROVED BY  THE SECURITIES AND
EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS   THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
               REPRESENTATION   TO  THE  CONTRARY  IS  A  CRIMINAL
                                    OFFENSE.

                                                 PRICE TO            UNDERWRITING          PROCEEDS TO
                                                  PUBLIC             DISCOUNT(1)            COMPANY(2)
Per Paired Share(3)......................           $                     $                     $
Total(4).................................           $                     $                     $

(1) The Company has agreed to indemnify the Underwriters against certain liabilities under the Securities Act of 1933. See "Underwriting."
(2)  Before deducting estimated expenses of $        payable by the Company.

(3) The Paired Shares offered hereby will be issued automatically upon conversion of convertible notes being acquired by the Underwriters from the Company. The price per Paired Share equals the conversion price of the convertible notes. See "Convertible Notes."


(4) The Company has granted the Underwriters an option to purchase additional notes convertible into up to an additional 1,537,500 Paired Shares to cover over-allotments. If all of such convertible notes are purchased, the total Price to Public, Underwriting Discount and Proceeds to the Company will be
     $        , $        and $        , respectively. See "Underwriting."


                            ------------------------

    The Paired Shares are being offered by the several Underwriters, subject to prior sale, when, as and if the convertible notes are delivered to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Paired Shares offered hereby will be made in New York, New York
on or about            , 1995.

                            ------------------------

MERRILL LYNCH & CO.

          BEAR, STEARNS & CO. INC.


                    ALEX. BROWN & SONS


                          INCORPORATED

                                            LEHMAN BROTHERS

                                            PRUDENTIAL SECURITIES INCORPORATED

                                                               SMITH BARNEY INC.
                                 --------------

               The date of this Prospectus is            , 1995.

                            [MAP OF HOTEL LOCATIONS]

                             [PHOTOGRAPH OF ASSETS]


    IF A TERM SHEET  (AS CONTEMPLATED BY  RULE 434 UNDER  THE SECURITIES ACT  OF
1933) IS DELIVERED IN CONNECTION WITH THE OFFERING CONTEMPLATED HEREBY, THIS PRELIMINARY PROSPECTUS, TOGETHER WITH SUCH TERM SHEET, SHALL TOGETHER CONSTITUTE THE PROSPECTUS UNDER THE SECURITIES ACT OF 1933. RECIPIENTS OF THIS PRELIMINARY PROSPECTUS SHOULD THEREFORE RETAIN IT FOR REFERENCE.

    NEITHER THE NEVADA GAMING COMMISSION NOR THE NEVADA STATE GAMING CONTROL BOARD HAS PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR THE INVESTMENT MERITS OF THE SECURITIES OFFERED HEREBY. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

    THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.


    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE PAIRED SHARES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             Embassy Suites - Tempe
                          Photo of Interior Courtyard
                            Embassy Suites, Tempe AZ

                                  Capitol Hill
            Exterior Photo of Porte Cochieve - Capitol Hill Suites,
                                Washington D.C.

                             Sheraton Colony Square
                           Exterior Photo - Sheraton
                        Colony Square Hotel, Atlanta GA

                                 Riverside Inn
                         Exterior Photo - Riverside Inn
                                  Portland, OR

                                  Omni Europa
                       Photo of Garden Court and Exterior
                               Omni Europa Hotel,
                                Chapel Hill, NC

                                Doubletree Hotel
                                Exterior Photo,
                               Doubletree Hotel,
                              Rancho Bernardo, CA

                             French Quarter Suites
                                Exterior Photo,
                          French Quarter Suites Hotel,
                                  Lexington KY

                        Plaza Hotel & Conference Center
                                 Exterior Photo
                                  Plaza Hotel
                                   Tucson, AZ

                                 Radisson Hotel
                      Photo of Exterior Courtyard and Pool
                            Radisson Gainesville, FL

                                 Residence Inn
                        Photo of Courtyard and Exterior
                        Residence Inn, Tysons Corner, VA

                                  Harvey Hotel
                                 Exterior Photo
                                  Harvey Hotel
                                  Wichita, KS

                                  Holiday Inn
                           Courtyard & Exterior Photo
                            Holiday Inn, Albany, GA

                               TABLE OF CONTENTS

                                                   PAGE
                                                 ---------
PROSPECTUS SUMMARY.............................          1
  The Company..................................          1
  Risk Factors.................................          2
  The Hotel Industry...........................          3
  Business Objectives and Growth Strategy......          4
  Business and Properties......................          5
  Structure of the Company.....................          6
  The Offering.................................          8
  Distributions................................          8
  Tax Status of the Company....................          8
  Summary Combined Selected Financial Data.....          9
RISK FACTORS...................................         12
  Tax Risks....................................         12
  Offering Price May Not Reflect Values of the
   Assets......................................         13
  Effects of Various Factors on Share Price....         13
  Ownership Limitation and Limits on Change of
   Control.....................................         13
  Influence of Starwood Capital................         15
  Hotel Industry Risks.........................         15
  Real Estate Investment Risks.................         17
  Risk of Debt Financing; Prior Defaults.......         19
  Certain Assets Recently Acquired.............         20
  Limitation on Starwood Capital and Westin
   Obligations.................................         20
  Possible Liability of Trust Shareholders.....         20
  Net Losses...................................         21
  Dilution Experienced by Purchasers in
   Offering....................................         21
  Changes in Investment and Financing Policies
   Without Shareholder Approval................         21
THE COMPANY....................................         21
USE OF PROCEEDS................................         23
DISTRIBUTION POLICY............................         24
PRICE RANGES OF PAIRED SHARES..................         26
CAPITALIZATION.................................         27
DILUTION.......................................         28
SELECTED COMBINED FINANCIAL DATA...............         28
MANAGEMENT'S DISCUSSION AND ANALYSIS OF PRO
 FORMA FINANCIAL STATEMENTS....................         31
  Pro Forma Results from Operations-- For the
   Year Ended December 31, 1994................         31
  Funds From Operations........................         32
  Liquidity and Capital Resources..............         32

                                                   PAGE
                                                 ---------
  Seasonality..................................         33
  Inflation....................................         33
  EBITDA--Earnings Before Interest, Taxes,
   Depreciation and Amortization...............         33
BUSINESS OBJECTIVES AND GROWTH STRATEGY........         33
  Business Objectives..........................         33
  Acquisition Strategies.......................         33
  Operating Strategies.........................         34
  Development Strategy.........................         35
  Financing Strategies.........................         35
  Implementation of Strategies.................         35
  Starwood Capital.............................         37
BUSINESS AND PROPERTIES........................         38
  The Hotel Industry...........................         38
  The Hotel Assets.............................         39
  Owned Hotels.................................         39
  Mortgage Notes Receivables...................         41
  Atlantic City Quality Inn/Secaucus Ramada
   Suites......................................         41
  Harvey Notes.................................         41
  Seller Financing.............................         41
  Industry Segmentation........................         42
  Hotel Operating Leverage.....................         43
  Geographic Diversification...................         44
  National Franchise Affiliations..............         45
  Operations...................................         45
  Excluded Assets and Related Matters..........         47
  Environmental Matters........................         48
  Regulation and Licensing.....................         49
  Insurance....................................         51
  Employees....................................         51
THE ACQUISITION FACILITY AND OTHER FINANCING...         52
STRUCTURE OF THE COMPANY.......................         53
  General......................................         53
  Formation of the Partnerships and the
   Reorganization..............................         53
  Management of the Partnerships...............         54
  Term and Dissolution.........................         56
  Distributions and Reimbursement..............         56
  Offerings of Paired Shares...................         56
  Limited Partner Rights.......................         56
  Issuance of Additional Units.................         58
POLICIES WITH RESPECT TO CERTAIN ACTIVITIES....         58
  Investment Policies..........................         58
  Disposition..................................         59
  Financing....................................         59
  Conflicts of Interest........................         60

                                                   PAGE
                                                 ---------
  Other Policies...............................         61
MANAGEMENT.....................................         61
  Trustees and Executive Officers of the
   Trust.......................................         61
  Directors and Executive Officers of the
   Corporation.................................         62
  Classified Boards; Removal...................         64
  Independent Board Approval...................         64
  Board Committees.............................         64
  Compensation of Trustees/Directors...........         65
  Liability and Indemnity of Directors and
   Trustees....................................         65
  Summary of Cash and Certain Other
   Compensation................................         66
  Stock Options................................         67
  Agreements with Executive Officers...........         69
CERTAIN RELATIONSHIPS AND RELATED
 TRANSACTIONS..................................         70
PRINCIPAL SHAREHOLDERS.........................         72
SHARES AVAILABLE FOR FUTURE SALE...............         73
CAPITAL STOCK..................................         74
  General......................................         74
  Paired Shares................................         75
  The Pairing Agreement........................         75
  Exchange Rights..............................         76
  1986 Warrants................................         76
  Options......................................         76
  Preemptive Rights............................         76
  Maryland Takeover Legislation................         77
                                                   PAGE
                                                 ---------
  Ownership Limits; Restrictions on Transfer;
   Repurchase and Redemption of Shares.........         77
  Dissolution of Trust.........................         79
  Amendment to the Declaration of Trust........         79
  Transfer Agent for Paired Shares.............         79
FEDERAL INCOME TAX CONSIDERATIONS..............         79
  Federal Income Taxation of the Trust.........         80
  Federal Income Taxation of the Corporation...         88
  Federal Income Taxation of Holders of Paired
   Shares......................................         88
  Information Reporting Requirements and Backup
   Withholding.................................         91
  Federal Income Tax Aspects of the
   Partnerships................................         91
  Other Tax Consequences.......................         94
ERISA CONSIDERATIONS...........................         94
  Fiduciary and Prohibited Transaction
   Considerations..............................         94
  Plan Asset Issue.............................         95
CONVERTIBLE NOTES..............................         96
UNDERWRITING...................................         98
EXPERTS........................................         99
LEGAL MATTERS..................................        100
ADDITIONAL INFORMATION.........................        100
INFORMATION INCORPORATED BY REFERENCE..........        100
GLOSSARY.......................................        101
INDEX TO FINANCIAL STATEMENTS..................        F-1

                               PROSPECTUS SUMMARY


    THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES (I) A ONE FOR SIX REVERSE STOCK SPLIT THAT WILL BECOME EFFECTIVE PRIOR TO THE CONSUMMATION OF THE OFFERING, (II) NO EXERCISE OF THE UNDERWRITERS'
OVER-ALLOTMENT OPTION AND (III) A PUBLIC OFFERING PRICE OF $23.50 PER PAIRED SHARE (WHICH IS THE MIDPOINT OF THE RANGE SET FORTH ON THE COVER PAGE). SUCH INFORMATION ALSO GIVES EFFECT TO THE CONSUMMATION AS OF JANUARY 1, 1995 OF THE REORGANIZATION DESCRIBED BELOW UNDER "STRUCTURE OF THE COMPANY." UNLESS THE CONTEXT OTHERWISE REQUIRES, ALL REFERENCES TO THE "COMPANY" REFER TO THE TRUST AND THE CORPORATION, AND ALL REFERENCES TO THE "TRUST" AND TO THE "CORPORATION" INCLUDE THE TRUST AND THE CORPORATION AND THOSE ENTITIES RESPECTIVELY OWNED OR CONTROLLED BY THE TRUST OR THE CORPORATION, INCLUDING SLT REALTY LIMITED PARTNERSHIP (THE "REALTY PARTNERSHIP") AND SLC OPERATING LIMITED PARTNERSHIP (THE "OPERATING PARTNERSHIP"). THE REALTY PARTNERSHIP AND THE OPERATING PARTNERSHIP ARE REFERRED TO COLLECTIVELY AS THE "PARTNERSHIPS." REFERENCES HEREIN TO "THE COMPLETION OF THE OFFERING" INCLUDE THE APPLICATION OF THE PROCEEDS OF THE OFFERING. OTHER THAN WHEN USED IN THE FINANCIAL STATEMENTS INCLUDED HEREIN, THE TERM "ON A FULLY DILUTED BASIS" ASSUMES THE EXCHANGE BY STARWOOD CAPITAL GROUP, L.P., AND CERTAIN OF ITS AFFILIATES (COLLECTIVELY, "STARWOOD CAPITAL") OF ALL OF THEIR EXCHANGEABLE INTERESTS IN THE PARTNERSHIPS FOR PAIRED SHARES BUT NOT THE EXERCISE OF OUTSTANDING OPTIONS OR WARRANTS. SEE "GLOSSARY" FOR DEFINITIONS OF CERTAIN TERMS USED IN THIS PROSPECTUS.


                                  THE COMPANY


    The Company was recently reorganized to combine and expand the hotel investment and operating businesses of the Company and Starwood Capital. Management believes that the Company's unique "paired share" ownership structure gives it a competitive advantage over other hotel REITs and other hotel owner/ operators with respect to owning and operating hotels, as discussed below. The Company has owned hotel assets since 1969 and has managed hotel assets since 1980. Starwood Capital has been an active opportunistic investor in the hotel industry over the last three years. Upon completion of the Offering, the Company will own, operate and manage a geographically diversified portfolio of hotel assets (the "Hotel Assets"), including fee, ground lease and first mortgage interests in 47 hotel properties, comprising over 9,440 rooms located in 20 states. Thirty-six of such hotels are operated under licensing or franchise agreements with national hotel organizations, including Marriott-TM-, Embassy Suites-TM-, Omni-TM-, Doubletree-TM-, Radisson-TM-, Residence Inn-TM-, Holiday Inn-TM-, Sheraton-TM-, Best Western-TM-, Days Inn-TM-, Ramada-TM-, Quality Inn-TM- and Harvey-TM-.



    As a fully integrated owner/operator of hotels, the Company will continue to make opportunistic hotel acquisitions and to improve performance of its existing portfolio through aggressive management. The Company expects to expand and diversify its hotel portfolio by continuing to acquire hotels, primarily in the upscale and mid-scale segments, at prices which are below replacement costs, and that have attractive yields on investment which the Company believes can be sustained and improved over time. Consistent with its strategy, the Company has recently acquired the Omni Hotel in Chapel Hill, North Carolina and agreed to acquire the Embassy Suites in Tempe, Arizona and the Sheraton Colony Square in Atlanta, Georgia. The Company continually evaluates its portfolio and will sell assets when appropriate. The Company is actively pursuing the acquisition of other upscale and mid-scale hotels, and is currently negotiating a credit facility of $160 million, which will enable the Company to aggressively pursue and complete hotel acquisitions. See "The Acquisition Facility and Other Financing."


    The Company's paired share ownership structure is unique for a hotel REIT because its shareholders own both the owner, the Trust, and the operator, the Corporation, of the Company's hotels. Therefore, the Company's shareholders retain the economic benefits of both the lease payments received by the Trust and the operating profits realized by the Corporation while maintaining the tax benefits of the Trust's REIT status. The pairing arrangement creates total commonality of ownership, as the shares of beneficial interest of the Trust (the "Trust Shares") and the Common Stock of the Corporation (the "Corporation Shares") are paired on a one for one basis and may only be held or transferred as units consisting of one Trust Share and one Corporation Share ("Paired Shares").

    Under the REIT qualification requirements of the Internal Revenue Code (the "Code"), REITs generally must lease their hotels to third party operators. Since such leases must be structured so that the third party operator captures a portion of each hotel's current cash flow and future growth, the shareholders of a typical hotel REIT do not receive all of the economic benefits of both hotel ownership and hotel operations. Leases may create conflicts of interest between the REIT and the operator of each hotel, particularly when insiders of the REIT own an economic interest in the operator. The Paired Share structure eliminates potential conflicts of interest between the hotel owner and the hotel operator. Although the Code has prohibited the pairing of shares between a REIT and an operating company since 1983, this rule does not apply to the Company because its Paired Share structure has existed since 1980. The Trust is the only publicly traded hotel REIT which has the Paired Share structure.


    For the twelve consecutive quarters through December 1994, the hotel industry has experienced demand increases, producing an aggregate increase in room night demand of 11.2%. During such period, net supply has only increased by 3.8%. Between 1993 and 1994, room demand, occupancy and room sales increased more rapidly in both upscale and mid-scale segments than lower-scale segments of the hotel industry. The Company intends to focus on the acquisition, repositioning or refranchising, and operation of upscale and mid-scale hotels.



    Management of the Company has improved the Company's portfolio's performance during the two-year period ended December 31, 1994, despite certain restrictions imposed by the Company's lenders. During such period, the Company's management increased REVPAR (room revenue per available room, or total room revenues divided by available rooms) by 8.7%, and increased EBITDA (as defined below) by 20.5% on the 21 continuously owned and operated properties. Upon the restructuring of the Company's debt in March 1995, restrictions imposed by prior lenders were removed and management now has more flexibility to acquire hotels and reinvest in its existing hotels. The Company anticipates continued internal growth from improving market conditions, improved property operations, renovations and reaffiliations.



    Upon completion of the Offering, Starwood Capital will own approximately 32.9% of the Company's equity (having a value of $141 million, assuming a public offering price of $23.50 per Paired Share, which is the midpoint of the range set forth on the cover page) on a fully diluted basis. Starwood Capital is a private real estate investment firm that since 1991 has acquired in excess of $1.25 billion (at cost) of real estate assets. Starwood Capital's investors include its principals and employees, certain high net worth families, three of the ten largest U.S. corporate pension funds and other institutional investors. During the past three years, Starwood Capital acquired over $575 million (at cost) of interests in hotel assets from insurance companies, banks, distressed borrowers, the Resolution Trust Corporation, the Federal Deposit Insurance Corporation and others. In January 1995, the Company completed a reorganization in which Starwood Capital contributed to the Company several hotels, hotel mortgages, cash and other related assets (the "Reorganization"). Starwood Capital has entered into a non-competition agreement with the Company relating to the acquisition of new equity interests in hotel properties in the United States. See "Structure of the Company--Management of the Partnerships." Starwood Capital's experienced real estate acquisition and finance professionals, with their network of industry contacts, will continue to assist management in identifying acquisition opportunities and attractive sources of capital.



    Upon completion of the Offering, the Company will have a Ratio of Debt-to-Total Market Capitalization (as defined below) of approximately 9.5%. The Company intends that such ratio not exceed 50%.


                                  RISK FACTORS

    Prospective investors should carefully consider the matters discussed in the section entitled "Risk Factors" prior to making an investment decision regarding the Paired Shares offered hereby. Some of the significant considerations include:

    -The Company is subject to various tax risks, including taxation of the Trust as a corporation if it fails to qualify as a REIT, which could adversely affect the ability of the Trust to make expected distributions to shareholders. The Trust did not qualify as a REIT during its 1991 through 1994 taxable years.

    -The aggregate market value of the Paired Shares may exceed the aggregate fair market value of the Company's portfolio.



    -The organizational documents of the Trust and the Corporation contain certain provisions that may inhibit a change in control, including a limitation (intended to protect the Trust's ability to qualify as a REIT) on direct, indirect or constructive ownership by any one person or related group of persons of more than 8.0% of the Paired Shares (the "Ownership Limitation"), authorization of the issuance of preferred stock and the existence of classified Boards.



    -Starwood Capital and Barry S. Sternlicht, the President and Chief Executive
     Officer of Starwood Capital, may have the ability to exercise influence over the affairs of the Company. There may be certain conflicts of interest between the interests of Starwood Capital and other shareholders of the Company because Starwood Capital will experience different tax consequences upon the sale by the Company of certain properties.


    -The Company is subject to the risks associated with the hotel industry, including operating risks, competition from other hotels, risks associated with franchise license agreements, the seasonality of the hotel business, the concentration of the Company in a single industry and the special risks associated with the gaming business.

    -The Company incurred losses in recent years and could experience such losses in the future.


    -The purchasers of Paired Shares in the Offering will experience immediate dilution of $8.40 per Paired Share in the net tangible book value of the Paired Shares on a fully diluted basis.


                               THE HOTEL INDUSTRY

    The hotel industry, which is one of the most management-intensive sectors of the real estate industry, has been characterized over the last 15 years by increased product segmentation and by greater marketing and cost control sophistication. However, even as the importance of sophisticated management has grown, it has continued to be common in the industry for hotel owners to rely on fee-oriented third parties to manage their hotels. The Company believes that, as an integrated owner/operator focused on maximizing long-term operating profits and asset values, rather than maximizing fees, it will distinguish itself from owners who rely on third-party managers.


    The hotel industry is now recovering from severe disparity in the growth of supply and demand that produced real decreases in average daily rates ("ADRs"), widening losses, and numerous foreclosures. The rapid rise in room supply in excess of demand that occurred throughout the 1980s drove occupancies and ultimately industry profitability downward. The oversupply in the hotel industry resulted from special circumstances in the 1980s, including readily available financing and tax incentives which were favorable to development of new hotels. In the late 1980s, equity sources became scarce due to changes in the tax law and the withdrawal of traditional lending sources. Between 1991 and 1994, new hotel room supply has increased at an annual rate of only 1.2%, as shown in the graphs on the following page.


    Historically, growth in demand for hotel rooms has been dependent on the overall health of the national economy. Demand for hotel rooms grew steadily during the 1980s. Growth in room demand fell as the national economy entered a recession in 1990, and has since resumed growth. The combination of minimal new room supply and increasing demand has resulted in the growth over the last three years in occupancy and ADR as shown in the graphs below. If the trends shown were to continue, the Company believes that further increases in ADR and occupancy would result.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

               SUPPLY AND DEMAND GROWTH                                                 AVERAGE OCCUPANCY
                                 Room Supply      Room Demand
                                           %                %                  YEAR                         %                  YEAR
1990                                    3.55             2.17                  1990                      62.3                  1990
1991                                     2.5            -0.24                  1991                      60.6                  1991
1992                                    1.35             3.08                  1992                      61.7                  1992
1993                                    1.04             3.32                  1993                        63                  1993
1994                                    1.39              4.5                  1994                        65                  1994

             AVERAGE DAILY RATE

                                 $
1990                         58.45
1991                         58.81
1992                         59.64
1993                         61.67
1994                         64.09


Source: Smith Travel Research


                    BUSINESS OBJECTIVES AND GROWTH STRATEGY

    The Company's primary objective is to increase per share funds from operations in order to maximize long-term total returns to shareholders. The Company's mission is to offer consistent high quality accommodations and service at competitive rates in order to provide superior value to its customers.


    ACQUISITION STRATEGIES. Since the Reorganization, the Company has acquired or agreed to acquire and assume management of three upscale, full service hotels, consistent with the following strategies:



    -Concentrating on the upscale and mid-scale industry segments. New supply is limited in these segments while numerous opportunities exist to buy at significant discounts to replacement cost at attractive EBITDA multiples.



    -Acquiring assets where existing management contracts can be terminated, allowing the Company to utilize its experienced management team and exploit the advantages of its Paired Share structure.



    -Focusing on markets in which the Company currently operates, or new markets which have favorable demographics, stable demand generators or barriers to new supply.



    -Utilizing Starwood Capital's  network of real  estate and finance  industry contacts to identify opportunistic situations where the Company's liquidity, and its ability to acquire distressed debt, issue partnership units or turn around poorly managed properties, provide a competitive advantage.


    OPERATING STRATEGIES. The Company believes its existing portfolio possesses significant operating leverage. As industry conditions continue to improve, the Company will seek continued cash flow growth by implementing the following strategies:

    -Increasing operating efficiency by eliminating third party managers and installing the Company's experienced management team and on-line systems.

    -Improving   profitability  by  completing   major  renovations  at  certain
     properties, such as the Dallas Park Central, Portland Riverside Inn, Lexington French Quarter Suites and the Capitol Hill Suites.

    -Maximizing portfolio performance by reaffiliating and repositioning certain properties, such as the Seattle Meany Tower, the Tucson Plaza, the Lexington French Quarter Suites and the Capitol Hill Suites.

    -Selling assets inconsistent with the Company's growth objectives and minimizing exposure to gaming-related operations.

    DEVELOPMENT STRATEGY. The Company may expand the number of rooms at certain high occupancy hotels and, in the future, may selectively develop new hotels in certain submarkets.


    FINANCING STRATEGY. The Company is negotiating a $160 million acquisition credit facility and a $45 million mortgage loan repurchase financing and currently intends to maintain a Ratio of Debt-to-Total Market Capitalization of less than 50%. See "The Acquisition Facility and Other Financing."

                            BUSINESS AND PROPERTIES


    The Company is a fully integrated owner and operator of hotels located throughout the United States. Upon completion of the Offering, the Company will own fee or long-term leasehold interests in 32 hotels, including two hotel/casinos (collectively, the "Owned Hotels"), and 13 performing promissory notes secured by mortgages (the "Mortgage Note Receivables") on 15 additional hotels.


OWNED HOTELS


                                                                                                 TWELVE MONTHS ENDED MARCH
                                                                                                         31, 1995
                                                                          NUMBER OF     YEAR     -------------------------
HOTEL                                                    LOCATION           ROOMS     ACQUIRED      ADR       OCCUPANCY
- -------------------------------------------------  --------------------  -----------  ---------  ---------  --------------
UPSCALE:
Embassy Suites...................................  Phoenix, AZ                  227     1983     $   82.89         77.0%
Embassy Suites(1)................................  Tempe, AZ                    224     1995         87.47         81.9
Doubletree.......................................  Rancho Bernardo, CA          209     1995         66.81         66.9
Capitol Hill Suites..............................  Washington, DC               152     1995         91.98         67.9
Radisson Hotel...................................  Gainesville, FL              195     1986         59.82         58.9
Sheraton Colony Square(1)........................  Atlanta, GA                  462     1995         87.30         73.6
Harvey Wichita...................................  Wichita, KS                  259     1995         54.58         58.3
French Quarter Suites............................  Lexington, KY                155     1995         77.88         70.8
Omni Chapel Hill.................................  Chapel Hill, NC              168     1995         76.12         67.6
Omaha Marriott(2)................................  Omaha, NE                    303     1982         88.63         78.8
Milwaukee Marriott(3)............................  Milwaukee, WI                393     1990         68.57         70.5
Residence Inn....................................  Tysons Corner, VA             96     1984         98.86         86.7
                                                                              -----              ---------        ---
  Subtotal/Weighted Average......................                             2,843              $   77.61         71.4%
MID-SCALE:
Plaza Hotel(4)...................................  Tucson, AZ                   149     1983     $   47.45         76.0%
Holiday Inn......................................  Albany, GA                   151     1989         56.00         81.5
Best Western Riverfront..........................  Savannah, GA                 142     1986         46.63         59.2
Bay Valley Resort................................  Bay City, MI                 151     1984         61.60         65.1
Best Western Airport Inn(4)......................  Albuquerque, NM              123     1984         54.76         86.9
Best Western Mesilla Valley......................  Las Cruces, NM               166     1982         43.21         73.3
Best Western.....................................  Columbus, OH                 180     1992         42.70         70.0
Riverside Inn....................................  Portland, OR                 137     1984         65.75         78.9
Dallas Park Central(4)...........................  Dallas, TX                   445     1972         58.87         33.7
Best Western Airport.............................  El Paso TX                   175     1985         35.08         81.8
Meany Tower Hotel................................  Seattle, WA                  155     1984         69.77         73.0
Sixth Avenue Inn(4)..............................  Seattle, WA                  166     1984         70.15         75.7
WestCoast Tyee Hotel.............................  Olympia, WA                  155     1987         60.87         57.7
                                                                              -----              ---------        ---
  Subtotal/Weighted Average......................                             2,295              $   55.02         65.5%
ECONOMY:
Vagabond Inn-Rosemead............................  Rosemead, CA                 102     1974     $   37.33         38.2%
Vagabond Inn-Sacramento..........................  Sacramento, CA               108     1975         56.86         60.5
Vagabond Inn-Woodland Hills......................  Woodland Hills, CA           101     1973         47.83         58.7
Days Inn.........................................  Portland, OR                 173     1984         54.08         74.8
Days Inn Town Center(4)..........................  Seattle, WA                   90     1984         60.05         80.6
                                                                              -----              ---------        ---
  Subtotal/Weighted Average......................                               574              $   51.46         63.7%
GAMING:
Bourbon Street Hotel & Casino....................  Las Vegas, NV                150     1988     $   34.18         89.5%
King 8 Hotel & Casino............................  Las Vegas, NV                300     1988         32.77         81.0
                                                                              -----              ---------        ---
  Subtotal/Weighted Average......................                               450              $   33.24         83.8%
TOTAL/WEIGHTED AVERAGE
 ALL OWNED HOTELS................................                             6,162              $   63.52         69.4%
                                                                              -----              ---------        ---
                                                                              -----              ---------        ---


- ---------------
(1)  Acquisition of this hotel is pending.


(2)  The Trust holds a 5% general partnership interest in this hotel.


(3) The Corporation holds a 51% general partnership interest in this hotel and, following the Offering, the Trust will hold $27.2 million in first mortgages on this hotel.



(4) These hotels are owned subject to long-term ground leases expiring in the years 1997 through 2029.

RECENT ACQUISITIONS

    Since the completion of its debt refinancing in March 1995, the Company has, consistent with its acquisition strategy, acquired or agreed to acquire the following properties:

    -On  April 6, 1995 the  Company acquired and assumed  management of the Omni
     Chapel Hill Hotel, a 168-room upscale hotel located near Research Triangle Park, University of North Carolina and the Duke University Medical Center.


    -The Company expects contemporaneously with the Offering to acquire and assume management of the Sheraton Colony Square, a 462-room upscale highrise hotel which is part of a major office and retail mixed use development located at the center of midtown Atlanta.



    -The Company expects contemporaneously with the Offering to acquire and assume management of the Embassy Suites in Tempe, Arizona, a 224 all-suite upscale hotel located near Arizona State University.



MORTGAGE NOTE RECEIVABLES


    The Company owns 13 performing mortgage notes secured by 15 hotels. In the future, the Company will continue to invest in mortgage notes as a strategy for ultimately acquiring the underlying hotel property as well as provide seller financing in select circumstances consistent with the Company's disposition strategies. The current portfolio as of March 31, 1995 includes: a $11.3 million 8% note, with an outstanding balance of $10.5 million and a carrying value of $7.4 million, secured by the Harvey Hotel (Addison) maturing in 2002 (the three Harvey notes are cross-collateralized and personally guaranteed by the borrowers); an $18 million 8% note, with an outstanding balance of $16.8 million and a carrying value of $11.9 million, secured by the Harvey Bristol Suites (Dallas) maturing in 2002; a $28 million 8% note, with a $25.9 million outstanding balance and a carrying value of $18.5 million, secured by the Harvey Hotel (DFW) and maturing in 2002; a $12.9 million prime-based floating rate tax-exempt note with a balance of $11.4 million and a carrying value of $4.2 million, secured by the Quality Inn Atlantic City (New Jersey) and maturing in 2010; and a $13.8 million LIBOR-based floating rate note with a balance of $12.4 million and a carrying value of $7.9 million, secured by the Ramada Suites Secaucus (New Jersey) maturing in 1999. Historically, the Company has provided seller financing of up to 80% of the sales price as a means of facilitating its operating strategy to dispose of assets with limited growth prospects. The Company currently holds eight seller notes secured by 10 hotels with an aggregate outstanding balance of $12.6 million, a weighted average interest rate of 9.2% and a weighted average maturity in 2000.


                            STRUCTURE OF THE COMPANY


    The Trust and the Corporation are separate entities, the shares of which are owned, through the Paired Share structure, by the same shareholders. See "Principal Shareholders" and "Capital Stock--The Pairing Agreement." The Company's ownership interests in the Hotel Assets are held by, and the operating functions for the Assets are performed through, the Realty Partnership and the Operating Partnership, respectively. The Trust controls the Realty Partnership as the sole general partner, and the Corporation controls the Operating Partnership as the managing general partner (subject to, in the case of the Gaming Assets, receipt of certain regulatory approvals). See "Structure of the Company--Management of the Partnerships." Starwood Capital is the limited partner of the Partnerships. Subject to the Ownership Limitation, units of partnership interest in the Partnerships ("Units") held by Starwood Capital are (subject to certain restrictions) exchangeable one-for-one for Paired Shares except that prior to receipt of certain regulatory approvals, Starwood Capital's ownership of Paired Shares may not exceed 4.9% of the outstanding Paired Shares. See "Business and Properties--Regulation and Licensing."

    The ownership structure of the Company after the completion of the Offering will be as follows:


                                  [MAP]
- ---------------


(1) The percentages in this table set forth under the heading "Percentage After Unit Exchange" assume that all remaining Units held by Starwood Capital have been exchanged for Paired Shares. However, prior to receipt of certain regulatory approvals, Starwood Capital's ownership of Paired Shares may not exceed 4.9% of the outstanding Paired Shares. See "Business and Properties-- Regulation and Licensing. In addition, even after receipt of such regulatory approvals, because of the Ownership Limitation, Starwood Capital can only exchange Units which will cause Starwood Capital to receive in exchange therefor not more than an additional 7.6% of the outstanding Paired Shares, bringing its Paired Share ownership to 8.0%.

                                  THE OFFERING



Paired Shares Offered Hereby.................  10,250,000 shares (1)
Paired Shares Outstanding After the            18,215,736 shares (2)
Offering.....................................
Use of Proceeds..............................  The net proceeds of the Offering, which are estimated to be approximately $217.7 million,
                                               will be used to repay a substantial portion
                                               of the Company's indebtedness, acquire
                                               certain additional hotel properties, make
                                               capital improvements, pay certain amounts
                                               owed to Starwood Capital and for general
                                               business purposes.

New York Stock Exchange Symbol...............  HOT


- ------------


(1) Assumes the Underwriters' over-allotment option to purchase up to 1,537,500 Paired Shares is not exercised. See "Underwriting."


(2) Includes 5,943,578 Paired Shares which are issuable upon the exchange of Units held by Starwood Capital. See "Structure of the Company--Limited Partner Rights--Exchange Rights." Excludes 93,083 Paired Shares issuable pursuant to outstanding options and 276,662 Paired Shares issuable pursuant to warrants which expire in 1996 and which have an exercise price of $101.70 per Paired Share.

                                 DISTRIBUTIONS


    Following the completion of the Offering, the Trust intends to make regular quarterly distributions to its shareholders. The distribution for the period commencing on the closing date of the Offering and ending on September 30, 1995, is expected to be approximately equivalent to a quarterly distribution of $.47 per Paired Share and an annual distribution of $1.88 per Paired Share, or an annual distribution of 8%, assuming an offering price of $23.50 per Paired Share (which is the midpoint of the range set forth on the cover page). The Trust does not expect to change its estimated distribution rate if the Underwriters' over-allotment option is exercised. The Company established its initial distribution based upon its estimate of the cash available for distribution after the Offering under present conditions. See "Distribution Policy" for information regarding the basis for the estimate. The Trust intends to maintain its initial distribution rate for at least 12 months following the consummation of the Offering, unless actual results of operations, economic conditions or other factors differ from the assumptions used in calculating the estimate.



    The Trust anticipates that its cash available for distribution, and the amount it distributes to shareholders, will exceed earnings and profits for federal income tax purposes due to non-cash expenses, primarily depreciation and amortization and non-cash interest expense to be incurred by the Trust.



    The Trust has not made a distribution since 1990 and the Corporation has never made a distribution. The Corporation does not intend to make any distributions to its shareholders in the foreseeable future. All available cash is expected to be used by the Operating Partnership to repay indebtedness to the Realty Partnership.


                           TAX STATUS OF THE COMPANY

    The Trust intends to qualify to be taxed as a REIT, commencing with its taxable year ending December 31, 1995. As a REIT, the Trust generally will not be taxed at the trust level on its taxable income that it distributes to its shareholders. A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distribute at least 95% of its REIT taxable income (which does not include net capital gains). Failure to qualify as a REIT will render the Trust subject to tax on its taxable income at corporate rates and distributions to shareholders in any such year will not be deductible by the Trust. The Code prohibits paired share arrangements for REITs that were not paired before 1983.

Application of this rule would prevent the Trust from qualifying to be taxed as a REIT; however, because the Trust Shares and the Corporation Shares were paired prior to 1983, this prohibition does not apply to the Trust and the Corporation. See "Federal Income Tax Considerations--Federal Income Taxation of the Trust--Requirements for Qualification--Paired Shares."


    The Trust was taxed as a REIT beginning in 1969 through and including its taxable year ended December 31, 1990. The Trust did not qualify as a REIT for its taxable years ended December 31, 1991 through 1994 primarily due to its failure to comply with certain procedural requirements of the Code. Because the Trust had net losses for tax purposes for its taxable years ended December 31, 1991 through 1994, the Trust did not owe any federal income tax for such years. The Trust has received a letter from the Internal Revenue Service (the "IRS") permitting it to re-elect to be taxed as a REIT commencing with its taxable year ending December 31, 1995.

    Although the Trust does not intend to request a ruling from the IRS as to its REIT status, the Trust has obtained the opinion of Sidley & Austin, legal counsel to the Trust and the Corporation, that, commencing with its taxable year ending December 31, 1995, the Trust will be organized in conformity with the requirements for qualification as a REIT, and the Trust's proposed method of operation will enable it to qualify to be taxed as a REIT under the Code, which opinion is based on certain assumptions and representations and will not be binding on the IRS or any court. Even if the Trust qualifies as a REIT, the Trust may be subject to certain state and local taxes on its income and property and to federal income and excise taxes in certain limited circumstances. See "Federal Income Tax Considerations--Federal Income Taxation of the Trust" and "Risk Factors--Tax Risks--Failure to Qualify as a REIT." The Corporation will be subject to federal and state tax on its taxable income at regular corporate rates.

                    SUMMARY COMBINED SELECTED FINANCIAL DATA


    The following table sets forth selected combined historical and pro forma financial information for the Company. The following information should be read in conjunction with (i) the historical financial statements and notes thereto for the Company, (ii) Management's Discussion and Analysis of Financial Condition and Results of Operations, and (iii) the pro forma financial statements and notes thereto for the Company, which are included elsewhere in this Prospectus. The historical operating information of the Company as of December 31, 1994 and 1993 and for each of the three years in the period ended December 31, 1994 have been derived from audited financial statements which are included elsewhere in this Prospectus. The comparable data as of December 31, 1992, 1991 and 1990 and for the years ended December 31, 1991 and 1990 have been derived from financial statements that are not required to be included in this Prospectus. In the opinion of management, the financial data as of March 31, 1995 and for the three months ended March 31, 1995 and 1994 include all adjustments necessary to present fairly the information set forth therein.



    The pro forma operations data and other data for the three months ended March 31, 1995 and for the year ended December 31, 1994 have been prepared as if the Offering and the acquisition of the hotel properties acquired or to be acquired and (with respect to the December 31, 1994 data) the Reorganization had been consummated at the beginning of the period presented, and the pro forma balance sheet data has been prepared as if the Offering and the acquisition of the hotel properties acquired or to be acquired had been consummated on March 31, 1995. The pro forma financial information is not necessarily indicative of what the actual financial position and results of operations of the Company would have been as of and for the periods indicated, nor does it purport to represent the Company's future financial position and results of operations.

                                STARWOOD LODGING
                SUMMARY COMBINED SELECTED FINANCIAL INFORMATION
           (IN THOUSANDS, EXCEPT PER SHARE DATA AND ROOM INFORMATION)


                                  FOR THE THREE MONTHS ENDED
                                           MARCH 31,                        AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                -------------------------------  ----------------------------------------------------------------
                                   PRO                              PRO
                                  FORMA         HISTORICAL         FORMA                         HISTORICAL
                                ---------  --------------------  ---------  -----------------------------------------------------
                                  1995      1995(4)     1994       1994       1994       1993       1992       1991       1990
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
OPERATING DATA:
REVENUE
Hotel.........................  $  30,908  $  22,781  $  20,586  $ 125,767  $  82,668  $  86,903  $  88,812  $  85,156  $  85,515
Gaming........................      6,669      6,669      7,188     27,981     27,981     27,505     26,150     22,609     25,439
Interest from mortgage and
 other notes..................      2,586      2,581        355     10,069      1,554      1,412      1,348      1,761      2,813
Rents from other leased hotel
 properties...................        159        159        150        927        927        839        947        936        942
Management fees and other
 income.......................         61         61         59        411        411        475      1,186      1,376      2,315
Gain (loss) on sales of hotel
 assets.......................       (113)      (113)    --            456        456         21       (787)     1,598     --
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                   40,270     32,138     28,338    165,611    113,997    117,155    117,656    113,436    117,024
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
EXPENSES
Hotel operations..............     21,077     16,280     15,568     90,639     60,829     68,132     68,620     65,963     65,223
Gaming operations.............      6,021      6,021      5,993     24,454     24,454     24,055     23,699     21,948     23,995
Interest......................        841      5,827      4,125      3,365     17,606     15,187     14,208     16,458     16,408
Depreciation and
 amortization.................      4,426      2,863      2,066     18,130      8,161      9,232     10,196     11,688     14,850
Administrative and
 operating....................      1,072      1,068        921      4,289      4,203      4,729      6,177      6,086      5,987
Shareholder litigation
 expense......................     --         --         --          2,648      2,648        483        188     --         --
Loan restructuring............     --         --         --         --         --         --         10,892      3,797     --
Provision for losses..........     --         --         --            759        759      2,369      3,419      9,580     18,147
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                   33,437     32,059     28,673    144,284    118,660    124,187    137,399    135,520    144,610
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) before minority
 interest in Partnership......      6,833         79       (335)    21,327     (4,663)    (7,032)   (19,743)   (22,084)   (27,586)
Minority interest in
 Partnership(1)...............      2,230         94     --          6,959     --         --         --         --         --
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) before
 extraordinary item...........      4,603        (15)      (335)    14,368     (4,663) $  (7,032) $ (19,743) $ (22,084) $ (27,586)
Extraordinary item............     --            363     --         --         --         --         --         --         --
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss).............  $   4,603  $     348  $    (335) $  14,368  $  (4,663) $  (7,032) $ (19,743) $ (22,084) $ (27,586)
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss) per share...  $    0.38  $    0.17  $   (0.17) $    1.17  $   (2.31) $   (3.48) $   (9.73) $  (10.92) $  (13.65)
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
BALANCE SHEET DATA:
Total real estate
 investments..................  $ 310,679  $ 246,113                        $ 165,496  $ 179,172  $ 187,753  $ 200,540  $ 218,896
Total assets..................    340,719    279,765                          183,955    195,352    210,945    221,917    240,998
Total debt....................     44,874    198,555                          160,482    170,886    170,297    171,271    166,651
Shareholders' equity..........    189,418      7,756                            8,708     13,326     20,351     40,083     62,104
OTHER DATA:
Funds from operations(2)......  $  11,372  $   3,055  $   1,731  $  42,408  $   6,449  $   5,031  $   5,739  $   1,383  $   5,411
EBITDA(3).....................  $  12,213  $   8,882  $   5,856  $  45,773  $  24,055  $  20,218  $  19,947  $  17,841  $  21,819
EBITDA margin (% of total
 revenues)....................        30%        28%        21%        28%        21%        17%        17%        16%        19%
Cash flows from:
  Operating activities........             $    (686) $   1,630             $   8,893  $   5,532  $   4,690  $  (6,158) $   6,262
  Investing activities........                (1,738)      (531)                4,489     (3,645)    (1,514)    12,159     (7,058)
  Financing activities........                 9,479         50               (13,969)    (6,752)    (1,255)    (7,139)     6,442
Dividends.....................                --         --                    --         --         --         --      $   7,644
Dividends per share...........                --         --                    --         --         --         --      $    0.63
Number of hotel rooms (Hotel
 Assets)......................      9,440      8,586      7,059      9,618      6,409      7,059      7,423      7,549      8,068
Revenue per available room
 (Owned Hotels)...............  $   43.58  $   40.42  $   40.23  $   43.59  $   38.60  $   35.66  $   32.07  $   30.86  $   32.07
Average daily room rate (Owned
 Hotels)......................  $   64.86  $   61.30  $   62.95  $   62.99  $   55.55  $   54.53  $   53.04  $   52.04  $   52.94
Average occupancy (Owned
 Hotels)......................        67%        66%        64%        69%        69%        65%        62%        59%        61%


- ---------------

(1) Represents the 32.6% minority interest in the Partnerships which Starwood Capital will own after the Offering for the pro forma periods ended December 31, 1994 and March 31, 1995 and the 71.7% minority interest in the Partnerships for the historical period ended March 31, 1995.

(2) Management and industry analysts generally consider funds from operations to be one measure of the financial performance of an equity REIT that provides a relevant basis for comparison among REITs and it is presented to assist investors in analyzing the performance of the Company. Funds from operations is defined as income before minority interest (computed in accordance with generally accepted accounting principles), excluding gains (losses) from debt restructuring and sales of property, provision for losses, and real estate related depreciation and amortization (excluding amortization of financing costs). Funds from operations does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs. Funds from operations should not be considered an alternative to net income as an indication of the Company's financial performance or as an alternative to cash flows from operating activities as a measure of liquidity. Funds from operations include $801,000 and $236,000 of interest income recognized in excess of the actual cash received on mortgage note receivables (as a result of the notes being purchased at a discount) secured by the Atlantic City Quality Inn and by the Secaucus Ramada Suites for the three months ended March 31, 1995 and the year ended December 31, 1994.



(3) Management considers EBITDA to be one measure of the cash flows from operations of the Company before debt service that provides a relevant basis for comparison among REITs and it is presented to assist investors in analyzing the performance of the Company. EBITDA is defined as income before minority interest excluding gains and losses from debt restructuring and sales of property, provision for losses, interest and depreciation and amortization. EBITDA should not be considered as an alternative to net income as an indication of the Company's financial performance or to cash flows from operating activities as a measure of liquidity, nor is it necessarily indicative of sufficient cash flow to fund all of the Company's needs.


(4) The historical combined information of the Company presented for the three months ended March 31, 1995 reflects the consolidation of the Partnerships into the Trust and the Corporation in order to facilitate a comparison with the prior historical information of the Company and the pro forma information.

                                  RISK FACTORS

    Prospective investors should carefully consider, among other factors, the matters described below.

TAX RISKS


    FAILURE TO QUALIFY AS A REIT. The Trust intends to operate so as to qualify as a REIT under the Code commencing with its taxable year ending December 31, 1995. Although the Trust believes that it will be organized and will operate in such a manner, no assurance can be given that the Trust will qualify or remain qualified as a REIT. The Trust did not qualify as a REIT during its taxable years ended December 31, 1991 through 1994. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations. The complexity of these provisions is greater in the case of a REIT that owns hotels and leases them to a corporation with which its stock is paired. The determination of various factual matters and circumstances not entirely within the Trust's control may affect its ability to qualify as a REIT. In addition, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. Although the Trust has obtained the opinion of Sidley & Austin, counsel to the Trust, that, based on certain assumptions and representations, the Trust will qualify as a REIT, such legal opinion is not binding on the IRS or any court. Furthermore, the validity of the opinion and the qualification of the Trust as a REIT will depend on the Trust's continuing ability to meet various requirements concerning, among other things, the ownership of Paired Shares, the nature of its assets, the source of its income and the amount of its distributions to its shareholders. See "Federal Income Tax Considerations."


    If in any taxable year the Trust were to fail to qualify as a REIT, the Trust would not be allowed a deduction for distributions to shareholders in computing its taxable income and would be subject to federal income tax on its taxable income at regular corporate rates. Unless entitled to relief under certain Code provisions, the Trust would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. As a result, the funds available for distribution to the Trust's shareholders would be reduced for each of the years involved. Although the Trust intends to operate in a manner designed to qualify as a REIT commencing with its taxable year ending December 31, 1995, it is possible that future economic, market, legal, tax or other considerations may cause the Board of Trustees to revoke the REIT election. See "Federal Income Tax Considerations."

    DISTRIBUTIONS TO SHAREHOLDERS. In order to obtain and retain REIT status, the Trust must distribute to its shareholders at least 95% of its REIT taxable income (excluding any net capital gain). In addition, the Trust will be subject to tax on its undistributed net taxable income and net capital gain, and a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of (i) 85% of its ordinary income, (ii) 95% of its capital gain net income for that year, and
(iii) 100% of its undistributed income from prior years.

    The Trust intends to make distributions to its shareholders to comply with the distribution requirements of the Code and to avoid federal income taxes and the nondeductible federal excise tax. Differences in timing between the receipt of income and the payment of expenses in arriving at taxable income, the seasonality of the hotel industry and the effect of required debt amortization payments could require the Trust (or the Realty Partnership) to borrow funds on a short-term basis to meet the REIT distribution requirements, which borrowing may not otherwise be advisable for the Company.

    Distributions by the Trust will be determined by the Board of Trustees and will be dependent on a number of factors, including the amount of cash available for distribution, the Trust's financial condition, any decision by the Board of Trustees to reinvest funds rather than to distribute such funds, the Trust's capital expenditures, the REIT distribution requirements and such other factors as the Board of Trustees deems relevant. See "Federal Income Tax Considerations."

    CLASSIFICATION OF THE PARTNERSHIPS. The Company has obtained an opinion of Sidley & Austin, counsel to the Company, that the Partnerships will be classified as partnerships for federal income tax purposes. If a Partnership were not to be classified as a partnership for federal income tax purposes, such Partnership would be taxable as a corporation which would reduce distributions to the Company's shareholders. In addition, if the Realty Partnership were to be taxable as a corporation, the Trust would not qualify to be taxed as a REIT. See "Federal Income Tax Considerations--Federal Income Tax Aspects of the Partnerships."


    OWNERSHIP LIMITATION. See "--Ownership Limitation and Limits on Change of Control" for a description of the ownership limitation required to maintain REIT status.

OFFERING PRICE MAY NOT REFLECT VALUES OF THE ASSETS


    The value of the Company, for purposes of determining the public offering price of the Paired Shares, has not been determined on a property-by-property basis. Rather, the focus of the valuation has been on pro forma adjusted funds from operations and estimated cash available for distribution, the Company's potential for growth and the other factors set forth under "Underwriting." It is possible that the aggregate market value of the Paired Shares may exceed the aggregate fair market value of the Company's portfolio.


EFFECTS OF VARIOUS FACTORS ON SHARE PRICE


    SHARES AVAILABLE FOR FUTURE SALE. Sales of a substantial number of Paired Shares, or the perception that such sales could occur, could adversely affect prevailing market prices for Paired Shares. Up to 5,943,578 additional Paired Shares may be issued in the future as a result of the potential exchange of Units by Starwood Capital. See "Structure of the Company--Limited Partner Rights--Exchange Rights." 882,333 Paired Shares have been reserved for issuance upon the exercise of options granted pursuant to the share option plans of the Trust and the Corporation and 276,662 Paired Shares have been reserved for issuance pursuant to the publicly issued warrants which have an exercise price equal to $101.70 per Paired Share and which expire in 1996 (the "1986 Warrants"). See "Management--Stock Options" and "Capital Stock." With certain exceptions, Starwood Capital will not be permitted to offer, sell, contract to sell or otherwise dispose of any Units or Paired Shares for a period of twelve months after the closing of the Offering without the consent of Merrill Lynch and the Company. At the conclusion of the twelve-month period, all Units or Paired Shares held by Starwood Capital or issuable to Starwood Capital in exchange for Units may be sold. Starwood Capital has agreed with various of its investors who hold indirect interests in the Units, that Units and/or Paired Shares for which Units are exchanged will be distributed in kind to such investors. Following any such distribution, Starwood Capital will not control any such investor's decision as to the exchange or sale of such investor's Units or Paired Shares. By way of illustration, if all Units held by Starwood Capital were currently distributed, Starwood Capital would control less than half of the Units currently controlled by it. See "Shares Available for Future Sale" and "Structure of the Company--General--Limited Partner Rights--Registration Rights." No prediction can be made regarding the effect that future sales of Paired Shares will have on the market prices of Paired Shares.


    OTHER FACTORS AFFECTING SHARE PRICE. The market value of the Paired Shares could be substantially affected by general market conditions, including changes in interest rates. An increase in market interest rates may lead purchasers of the Paired Shares to demand a higher annual yield on the price paid for shares from dividend distributions by the Company, which could adversely affect the market price of the Paired Shares. Moreover, numerous other factors, such as government regulatory action and modification of tax laws, could have a significant effect on the future market price of the Paired Shares. Although the Paired Shares are listed on the New York Stock Exchange, there can be no assurance that an active trading market for the Paired Shares will exist.

OWNERSHIP LIMITATION AND LIMITS ON CHANGE OF CONTROL

    Certain provisions of the Trust's Declaration of Trust and the Corporation's Articles of Incorporation may have the effect of discouraging a third party from making an acquisition proposal for the Trust and the Corporation and may thereby inhibit a change in control under circumstances that could give the holders of Paired Shares the opportunity to realize a premium over the then-prevailing market prices.

    OWNERSHIP LIMITATION. In order for the Trust to maintain its qualification as a REIT, not more than 50% in value of its outstanding shares may be owned directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities). Furthermore, actual or constructive ownership of a sufficient number of the Paired Shares could cause the Operating Partnership or the Corporation to become a related party tenant of the Trust which would result in the loss of the Trust's REIT status. In order to help preserve the Trust's REIT status, the Trust's Declaration of Trust and the Corporation's Articles of Incorporation prohibit actual or constructive ownership by any one person or group of related persons of more than 8.0% (other than for existing shareholders who owned in excess of 8.0% as of the date of the Reorganization, who may not own more than the lesser of 9.9%, or the number of Paired Shares they held on such date) of the Paired Shares (the "Ownership Limitation"). Generally, the Paired Shares owned by related or affiliated persons will be aggregated and certain options and warrants will be treated as exercised for purposes of the Ownership Limitation.

    The Ownership Limitation will not be automatically removed even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. Any change in the Ownership Limitation would require an amendment to the Trust's Declaration of Trust and to the Corporation's Articles of Incorporation. Such amendments would require approval of the Board of Trustees, the Board of Directors and the affirmative vote of holders owning not less than two-thirds of the outstanding Paired Shares.

    The constructive ownership rules of the Code are extensive and complex and may cause Paired Shares owned, directly or indirectly, by all direct or indirect partners in any partnership, including the direct and indirect owners of interests in the Realty Partnership and the Operating Partnership, and other classes of related individuals and/or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than 8.0% of the Paired Shares (or the acquisition of an interest in an entity which owns Paired Shares) by an individual or entity could cause that individual or entity (or another individual or entity) to own constructively in excess of 8.0% of the Paired Shares, and thus subject such Paired Shares to the Ownership Limitation. Direct or constructive ownership in excess of the Ownership Limitation would cause the violative transfer or ownership to be void, or cause such shares to be converted into Excess Shares (defined herein), which have limited economic rights. Notwithstanding the Ownership Limitation, given the breadth of the Code's constructive ownership rules and that it is not possible for the Trust and the Corporation to continuously monitor direct and constructive ownership of Paired Shares, it is possible that an individual or entity could at some time constructively own sufficient Paired Shares to cause termination of the Trust's REIT status.


    PREFERRED STOCK. The Trust's Declaration of Trust authorizes the Board of Trustees to issue up to 135 million shares, of which 110 million shares (less any Trust Shares) may be preferred stock, and to establish the preferences and rights (including voting rights) of any preferred stock issued. The Corporation's Articles of Incorporation authorize the Board of Directors to issue up to 10 million shares of preferred stock and to establish the preferences and rights (including voting rights) of any shares issued. See "Capital Stock--The Pairing Agreement--Preferred Shares." No such shares will be issued or outstanding as of the closing of the Offering. The power to issue preferred shares could have the effect of delaying or preventing a change in control of the Company even if a change in control were in the shareholders' interest, although the Company has no intent of issuing preferred shares for that purpose.


    CLASSIFIED BOARD. The Board of Trustees of the Trust and the Board of Directors of the Corporation have each been divided into three classes. The terms of the classes will expire in 1995, 1996 and 1997, respectively. Beginning in 1995, as the term of each class expires, trustees and directors for that class will be elected for a three-year term and the trustees and directors in the other two classes will continue in office. The staggered terms for Trustees and Directors may affect the shareholders' ability to change control of the Company even if a change in control were in the shareholders' interests.

    Directors of the Corporation may be removed only for cause upon the affirmative vote of two-thirds of the votes entitled to be cast for election. Trustees of the Trust are subject to removal with or without cause by the affirmative vote of two-thirds of the votes entitled to be cast for election. Any Trustee or Director appointed to a vacant trusteeship or directorship will hold office for a term expiring at the annual meeting at which the class to which they have been appointed expires. These provisions preclude shareholders of the Corporation from removing incumbent directors without cause. Maryland law grants shareholders of a

Maryland corporation the right, together with the board of directors, to fill vacancies created by the removal of a director. In the case of the Trust, however, the shareholders may not fill vacancies created by such removal with their own nominees.

INFLUENCE OF STARWOOD CAPITAL


    Individuals employed by or otherwise affiliated with Starwood Capital hold two positions on the Board of Trustees of the Trust and two positions on the management committee of the Operating Partnership and will hold two positions on the Board of Directors of the Corporation subject to receipt of certain regulatory approvals. See "Management--Trustees and Executive Officers of the Trust" and "Management--Directors and Executive Officers of the Corporation." Accordingly, although the Company has a policy requiring a majority of its trustees and directors to be "independent" (see "Policies with Respect to Certain Activities-- Conflicts of Interest--Independent Board Approval"), Starwood Capital may have the ability to exercise certain influence over the affairs of the Company. Prior to the exchange by Starwood Capital of all of its Units for Paired Shares, Starwood Capital will experience different, and possibly more adverse, tax consequences than the Company and its shareholders upon the sale of certain properties or the restructuring or sale of certain mortgage loans. Therefore, Starwood Capital may be opposed to the sale of such properties or the restructuring or sale of the loans even though such a sale or restructuring might otherwise be in the best interest of the Company and its present shareholders. In addition, Starwood Capital's objectives regarding the pricing, structure and timing of any such sale may differ from the objectives of the shareholders of the Company or current management of the Company. Barry S. Sternlicht is the President and Chief Executive Officer of, and controls, Starwood Capital. Mr. Sternlicht is a Trustee of the Trust and the Chief Executive Officer of the Trust. In addition, Mr. Sternlicht is a member of the management committee of the Operating Partnership and, upon the receipt of certain regulatory approvals, he will be a Director of the Corporation. As a consequence, Mr. Sternlicht has the ability to exercise certain influence over the affairs of the Company.


    The Reorganization was consummated pursuant to the terms of the Formation Agreement and other related agreements pursuant to which, among other things, Starwood Capital contributed cash, certain hotel properties and first mortgage notes to the Company. The principal rights which remain in favor of the Company relating to such contributions relate to the indemnification by Starwood Capital with respect to such contributions and the noncompetition agreement of Starwood Capital. See "Structure of the Company--Formation of the Partnerships and the Reorganization" and "Structure of the Company--Management of the Partnerships." Starwood Capital's aggregate liability in respect of such indemnification is limited to $5,000,000. To the extent that the Company chooses to enforce its rights under the Formation Agreement or any related agreement, it may determine to pursue available remedies, such as actions for damages or injunctive relief, less vigorously than it otherwise might because of its desire to maintain its ongoing relationship with Starwood Capital and related persons.

    Certain hotel assets not contributed by Starwood Capital to the Company in the Reorganization (the "Excluded Assets") owned by Starwood Capital do not currently, but may in the future compete with the Company if the Company were to invest in hotel properties in the same markets as such Excluded Assets. The Company has an option, under certain conditions, to purchase the Excluded Assets. The Company has adopted a policy that, as a general matter, it does not intend to acquire the Excluded Assets, except as described herein. See "Business and Properties--Excluded Assets and Related Matters."

HOTEL INDUSTRY RISKS

    OPERATING RISKS. The properties of the Company are subject to all operating risks common to the hotel industry. These risks include: changes in general economic conditions; the level of demand for rooms and related services; cyclical over-building in the hotel industry; competition from other hotels, motels and recreational properties; the recurring need for renovations, refurbishment and improvements of hotel properties; restrictive changes in zoning and similar land use laws and regulations or in health, safety and environmental laws, rules and regulations; the inability to secure property and liability insurance to fully protect against all losses or to obtain such insurance at reasonable rates; and changes in travel patterns.

    COMPETITION. The hotel industry is highly competitive. The properties of the Company compete with other hotel properties in their geographic markets. Some of the Company's competitors may have substantially greater marketing and financial resources than the Company.

    The Company may compete for acquisition opportunities with entities which have substantially greater financial resources than the Company. These entities may generally be able to accept more risk than the Company can prudently manage. Competition may generally reduce the number of suitable investment opportunities offered to the Company and increase the bargaining power of property owners seeking to sell. Further, management believes that it will face competition for acquisition opportunities from entities organized for purposes substantially similar to the objectives of the Company.


    FRANCHISE AGREEMENT RISKS. Upon completion of the Offering, all but eleven of the Company's Hotel Assets will be operated pursuant to existing franchise or license agreements (the "Franchise Agreements"). Franchise agreements generally contain specific standards for, and restrictions and limitations on, the operation and maintenance of a hotel property in order to maintain uniformity in the system created by the franchisor. Such standards are often subject to change over time, in some cases at the discretion of the franchisor, and may restrict a franchisee's ability to make improvements or modifications to a hotel property without the consent of the franchisor. In addition, compliance with such standards could require a franchisee to incur significant expenses or capital expenditures.



    Certain of the Franchise Agreements covering the Company's hotel properties expire or terminate, without specified renewal rights, at various times and have terms of differing lengths, some as short as one calendar year. As a condition to renewal, the Franchise Agreements frequently contemplate a renewal application process, which may require substantial capital improvements to be made to the hotel which would have the effect of reducing funds available for distribution by the Company. In addition, certain of the Franchise Agreements require the Company to obtain the consent of the franchisor to certain matters, including the Offering. Although the Company has received or is seeking consents under such agreements, the failure to obtain any such consent could be grounds for termination of such Franchise Agreements.


    SEASONALITY OF HOTEL BUSINESS. The hotel industry is seasonal in nature. Generally, hotel revenues are greater in the second and third quarters than in the first and fourth quarters. This seasonality can be expected to cause quarterly fluctuations in the revenues of the Company. As a result, the Trust may be required from time to time to borrow to provide funds necessary to make quarterly distributions.

    INVESTMENT CONCENTRATION IN SINGLE INDUSTRY. The current strategy of the Company is to concentrate its efforts in the hotel industry. The Company will not seek to invest in assets selected to reduce the risks associated with an investment in real estate in the hotel industry, and will be subject to risks inherent in investments in a single industry.

    GAMING. The Company's casino gaming facilities located in Las Vegas, Nevada are subject to extensive licensing and regulatory control by the Nevada Gaming Commission (the "Nevada Commission") and other Nevada authorities. These regulatory authorities have broad powers with respect to the licensing of gaming operations, and may revoke, suspend, condition or limit the gaming approvals and licenses of the Corporation and its gaming subsidiary, impose substantial fines and take other actions, any of which could have a material adverse affect on the Corporation's business and the going concern value of the Trust's hotel/ casinos. Directors, officers and certain key employees of the Corporation and its gaming subsidiary are subject to licensing or suitability determinations by the Nevada Commission and local gaming authorities. If the Nevada Commission were to find a person occupying any such position unsuitable, the Corporation would be required to sever its relationship with that person. Any beneficial holder of the Corporation's voting securities may be required to file an application, be investigated, and have his suitability as a holder of such securities determined if the Nevada Commission has reason to believe that such ownership would be inconsistent with the policies of the State of Nevada. Any person who acquires more than 5% of the Corporation Shares must report such acquisition to the Nevada Commission. Beneficial owners of more than 10% of the Corporation Shares must apply to be found suitable by the Nevada Commission. In addition, changes in control of the Corporation may not occur without the prior approval of the Nevada

Commission. The Company must file an application with the Nevada Commission and local gaming authorities requesting authority to consummate certain portions of the Reorganization, including the transfer of the Company's gaming assets to the Operating Partnership, licensure of the Operating Partnership and certain of the Company's officers and directors, and the related change of control of the Corporation as a result of the recent election of certain Directors of the Corporation. See "Structure of the Company--Formation of the Partnerships and the Reorganization" and "--Management of the Partnerships" and "Management-- Directors and Executive Officers of the Corporation." In the event such licenses and approval are not received, the Company may determine to dispose of such gaming assets. For a further discussion of these and other aspects of Nevada gaming regulations and control, see "Business and Properties--Regulation and Licensing."

    The operation of hotel/casinos in the Las Vegas area is highly competitive. The number of hotel rooms and casinos in the Las Vegas area has increased substantially in recent years. Competition for gaming customers also comes from other areas of the country, where gaming facilities have proliferated. Competition among hotel/casinos in Las Vegas involves not only the quality of casino, room, restaurant and convention facilities, but also room, food and beverage prices. The level of gaming activity at the Company's hotel/casinos varies significantly from time to time, principally as a result of general economic conditions and marketing efforts by, and occupancy rates at, the large hotel/casinos on the Las Vegas strip and other similar facilities in the general Las Vegas area.

REAL ESTATE INVESTMENT RISKS

    GENERAL RISKS. Real property investments are subject to varying degrees of risk. The investment returns available from equity investments in real estate depend in large part on the amount of income earned and capital appreciation generated by the related properties as well as the expenses incurred. If the properties of the Company do not generate revenue sufficient to meet operating expenses, including debt service and capital expenditures, the income of the Company and its ability to make distributions to its shareholders will be adversely affected. Certain significant expenditures associated with an investment in real estate (such as mortgage payments, real estate taxes and maintenance costs) generally are not reduced when circumstances cause a reduction in revenue from the investment. In addition, income from properties and real estate values are also affected by a variety of other factors, such as governmental regulations and applicable laws (including real estate, zoning and tax laws), interest rate levels and the availability of financing.

    ILLIQUIDITY OF REAL ESTATE INVESTMENTS. Equity real estate investments, such as the investments held by the Company and any additional properties that may be acquired by the Company, are relatively illiquid. Such illiquidity limits the ability of the Company to vary its portfolio in response to changes in economic or other conditions.

    UNINSURED LOSS. The Company will carry comprehensive liability, fire and extended insurance covering all of the properties owned or operated by the Company, with policy specifications and insured limits customarily carried for similar properties. There are, however, certain types of losses (such as from wars or acts of God) that generally are not insured because they are either uninsurable or not economically insurable. Should an uninsured loss or a loss in excess of insured limits occur, the Company could lose capital invested in such properties, as well as the anticipated future revenues from such properties, while remaining obligated for any mortgage indebtedness or other financial obligations related to such properties. Any such loss would adversely affect the Company. Management believes that the properties currently held by the Company are adequately insured in accordance with industry standards.

    With respect to those properties in which the Company holds an interest through a mortgage position, the borrowers under such mortgage are obligated to the Company to maintain insurance on such properties and to arrange for the Company to be covered as a named insured on such policies. The face amount and scope of such insurance coverage may be less comprehensive than the Company would carry if it held the fee interest in such property directly. Accordingly, in such circumstances, or in the event that the borrowers under such mortgages fail to maintain required coverage, uninsured or underinsured losses may occur, which could have an adverse impact on the Company's cash flow or financial condition.

    ACQUISITION RISKS. There can be no assurance that the Company will be able to implement its investment strategies successfully or that its property portfolio will expand at all, or at any specified rate or to any specified size. In addition, investment in additional hotel assets is subject to a number of risks. In particular, investments are expected to be financed with funds drawn under the Acquisition Facility, which would subject the Company to the risks described in "Risk Factors--Risk of Debt Financing; Prior Defaults." The Company does not intend to limit its investments to the markets in which the Hotel Assets are currently located. Consequently, to the extent that it elects to invest in additional markets, the Company will also be subject to the risks associated with investment in new markets, with which management may have relatively little experience and familiarity. Investment in additional hotel assets also entails other risks associated with real estate investment generally.


    DEVELOPMENT RISKS. The Company may, in the future, elect to engage in hotel development activities. See "Business Objectives and Growth Strategy--Operating Strategies." To the extent that the Company engages in such development activities, it will be subject to the risks normally associated with such activities. Such risks include, without limitation, risks relating to the availability and timely receipt of zoning and other regulatory approvals, the cost and timely completion of construction (including risks from causes beyond the Company's control, such as weather or labor conditions or material shortages) and the availability of both construction and permanent financing on favorable terms. These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent completion of development activities once undertaken, any of which could have an adverse effect on the financial condition and results of operations of the Company and on the amount of funds available for distribution to shareholders.

    INVESTMENTS IN MORTGAGE POSITIONS. The Company may invest in performing, non-performing and subperforming mortgages, generally as part of a strategy for ultimately acquiring the underlying property. In general, investments in mortgages include the risk that borrowers may not be able to make debt service payments or to pay principal when due, the risk that the value of mortgaged property may be less than the amounts owed, and the risk that interest rates payable on mortgages may be lower than the Company's cost of funds. In addition, borrowers may contest enforcement of foreclosure or other remedies, seek bankruptcy protection against such enforcement and/or bring claims for lender liability in response to actions to enforce mortgage obligations. If any of the above occurred, funds from operations and the Company's ability to make expected distributions to shareholders could be adversely affected.

    POSSIBLE LIABILITY RELATING TO ENVIRONMENTAL MATTERS. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may become liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of hazardous or toxic substances, or the failure properly to remediate such substances when present, may adversely affect the owner's ability to sell or rent such real property or to borrow using such real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic wastes may be liable for the costs of removal or remediation of such wastes at the disposal or treatment facility, regardless of whether such facility is owned or operated by such person. Other federal, state and local laws, ordinances and regulations require abatement or removal of certain asbestos-containing materials in the event of demolition or certain renovations or remodeling and govern emissions of and exposure to asbestos fibers in the air. The operation and subsequent removal of certain underground storage tanks also are regulated by federal and state laws. In connection with its ownership, operation and management of its properties, the Company could be held liable for the costs of remedial action with respect to such regulated substances or tanks or related claims. Future remediation costs are not expected to have a material adverse effect on the Company's results of operations or financial position and compliance with environmental laws has not had and is not expected to have a material effect on the capital expenditures, earnings or competitive position of the Company. See "Business and Properties--Environmental Matters."

    ASBESTOS. Limited quantities of asbestos-containing materials ("ACMs") are present in various building materials such as floor coverings, acoustical tiles and decorative treatments located at certain hotel properties. The ACMs present at the hotel properties are generally in good condition, and possess low probabilities for disturbance. The Company has implemented comprehensive operations and maintenance plans for hotel properties where ACMs are present or reasonably suspected. Property, custodial and maintenance staff workers have been trained to deal effectively with the in-place maintenance of ACMs. ACMs will be properly removed by the Company in the ordinary course of renovation and all damaged ACMs will be replaced immediately; however, in certain circumstances, the Company may determine to encapsulate rather than remove damaged ACMs.

    TRANSFORMERS. All of the hotel properties have electrical transformers located on site. According to federal regulations, transformers that have not been tested for polychlorinated biphenyls ("PCBs") are not considered PCB transformers. For regulatory purposes, however, such transformers must be considered to be PCB contaminated. Several hotel properties have transformers which contain or may contain PCBs.

    COSTS OF ADA COMPLIANCE. Under the Americans with Disabilities Act of 1990 (the "ADA"), "public accommodations" such as hotels are required to meet certain federal requirements related to access and use by persons with disabilities. Compliance with the ADA requirements could require both structural and non-structural changes to the properties of the Company and noncompliance could result in imposition of fines by the United States government or an award of damages to private litigants. Because the ADA became effective in 1992, the extent of its application to and its impact on the Company is uncertain. The Company believes that it has completed a substantial portion of the changes necessary to comply with the ADA and expects to complete all such changes which are currently contemplated prior to the end of 1995. It is possible that the Company could incur additional costs in complying with the ADA. If required changes involve additional expenditures, or must be made on a more accelerated basis than the Company currently anticipates, the ability to make expected distributions could be adversely affected.

    LIMITATION ON CONTROL OF PARTIALLY OWNED PROPERTIES. The Company owns partial interests in the Milwaukee Marriott Hotel and the Omaha Marriott Hotel (in addition to its holdings of mortgage notes). See "Business and Properties--The Hotel Assets." As a general partner in the partnerships holding such properties, the Company may have certain fiduciary responsibilities to other partners in those partnerships, which it will need to consider when making decisions that affect those properties (including decisions regarding sale, refinancing and the timing and amount of distributions therefrom).

    In addition, instead of acquiring properties directly in the future, the Company may invest as a co-venturer or partner. In such event, the Company may be at risk if other partners or co-venturers fail to fund their share of required capital contributions. In many instances, co-venturers or partners have equal control over the operation of joint venture assets and may have economic or business interests or goals which are inconsistent with the business interests or goals of the Company. However, the Company will seek to maintain sufficient control of such joint ventures to permit the Company's objectives to be achieved. The Company cannot assess the percentage of funds which the Company will invest in such joint venturers or partnerships, as such will depend on the opportunities identified and pursued by the Company.

RISK OF DEBT FINANCING; PRIOR DEFAULTS

    Certain significant expenditures, including, in particular, mortgage payments and other indebtedness, related to real estate investments are generally not reduced when circumstances cause a reduction in income from the investment. Should such events occur, the Company's income and funds available for distribution would be adversely affected.


    Upon the completion of the Offering and the application of the proceeds therefrom, the Company will have approximately $45 million of indebtedness, representing a Ratio of Debt-to-Total Market Capitalization of approximately 9.5%. The Trust is currently negotiating for a $160 million line of credit to be provided by Lehman Brothers Holdings Inc., an affiliate of one of the Underwriters, and a $45 million mortgage loan repurchase financing to be provided by Lehman Commercial Paper Inc., an affiliate of such Underwriter. It is expected that $42 million will be outstanding on such mortgage loan repurchase financing at the consummation of the Offering. See "The Acquisition Facility and Other Financing."

    As a result of incurring debt, the Company would be subject to the risks normally associated with debt financing, including the risk that cash flow from operations will be insufficient to meet required payments of principal and interest, the risk that existing debt will not be able to be refinanced or that the terms of such refinancings will not be as favorable to the Company and the risk that necessary capital expenditures for such purposes as renovations and other improvements will not be able to be financed on favorable terms or at all. In addition, the Company will be subject to the risk that its interest expense may increase upon the refinancing of existing debt if interest rates increase, which could adversely affect the ability to make distributions.


    From time to time in the past, the Trust was in default under its senior indebtedness (which is being repaid in full from the proceeds of the Offering) and was required to renegotiate such indebtedness in order to avoid foreclosure or other actions by the lenders. There can be no assurance that the Company will not default on indebtedness in the future. Neither the Trust's Declaration of Trust nor the Corporation's Articles of Incorporation contain any limitation on the amount or percentage of indebtedness the Corporation or the Trust may incur. Accordingly, the Boards could alter or eliminate the current policy limiting the amount of borrowing. See "Policies With Respect to Certain Activities--Financing."


CERTAIN ASSETS RECENTLY ACQUIRED


    The Company has only recently acquired certain of the Hotel Assets and therefore the Company does not have an established operating history with respect to those Hotel Assets. Certain of the Hotel Assets contributed by Starwood Capital in the Reorganization were purchased by Starwood Capital in situations where the previous owner had over-leveraged those Hotel Assets.


LIMITATION ON STARWOOD CAPITAL AND WESTIN OBLIGATIONS


    Starwood Capital has agreed that, subject to certain exceptions and limitations, for the longer of three years from the consummation of the Offering or the time at which no officer, director, general partner or employee of Starwood Capital is on either the Board of Trustees of the Trust or the Board of Directors of the Corporation, Starwood Capital will not compete with the Partnerships (the "Starwood Noncompete") and will present to the Partnerships certain investments in hotel properties in the United States. Mr. Sternlicht has also agreed to be bound to a similar noncompete agreement. See "Structure of the Company-- Management of the Partnerships." The termination of either of those noncompete agreements and the exceptions to and limitations thereon could have a material adverse effect on the Company.



    In addition, Starwood Capital owns an interest in the Westin Hotel Company and certain affiliates ("Westin"), which own equity interests in domestic and international hotels and which manage, franchise or represent hotels worldwide. The Company has entered into an agreement (the "Westin Agreement") with Westin pursuant to which Westin has agreed that, subject to certain exceptions and limitations, Westin will not acquire or seek to acquire United States hotel equity interests. See "Business and Properties--Excluded Assets and Related Matters" and "Structure of the Company--Management of the Partnership." The termination of the Westin Agreement and the exceptions to and limitations on the Westin Agreement could have a material adverse effect on the Company. In addition, the Company has agreed that under certain circumstances if Starwood Capital prohibits Westin from consummating an opportunity which was not being independently pursued by the Company prior to such prohibition, then the Company will not pursue such opportunity for a period of 270 days after such prohibition.



POSSIBLE LIABILITY OF TRUST SHAREHOLDERS


    Both the Maryland statute governing real estate investment trusts formed under the laws of that state (the "Maryland REIT Law") and the Trust's Declaration of Trust provide that no shareholder of the Trust will be personally liable for any obligation of the Trust solely as a result of his status as a shareholder of the Trust. The Trust's Declaration of Trust further provides that the Trust shall indemnify each shareholder against any claim or liability to which the shareholder may become subject by reason of his being or having been a shareholder. In addition, it is the Trust's policy to include a clause in its contracts which provides that shareholders assume no personal liability for obligations entered into on behalf of the Trust. However, with respect to tort claims, contractual claims where shareholder liability is not so negated, claims for taxes and certain statutory liability, the shareholders may, in some jurisdictions, be personally liable to the extent that such claims are not satisfied by the Trust. Inasmuch as the Trust will carry public liability insurance which it considers adequate, any risk of personal liability to shareholders is limited to situations in which the Trust's assets plus its insurance coverage would be insufficient to satisfy the claims against the Trust and its shareholders.


NET LOSSES

    The Company incurred net losses for accounting purposes, on a combined basis, in each of the last five years. There can be no assurance that the Company will not experience net losses in the future.

DILUTION EXPERIENCED BY PURCHASERS IN THE OFFERING


    The purchasers of the Paired Shares offered hereby will experience immediate dilution of $8.40 per Paired Share in the net tangible book value of the Paired Shares on a fully diluted basis. See "Dilution."


CHANGES IN INVESTMENT AND FINANCING POLICIES WITHOUT SHAREHOLDER APPROVAL

    The investment and financing policies of the Company, and their policies with respect to certain other activities, including acquisitions, debt, capitalization, distributions, REIT status and operating policies, will be determined by the Board of Trustees of the Trust or the Board of Directors of the Corporation. Since the Trust is the sole general partner of the Realty Partnership and the Corporation will be the managing general partner of the Operating Partnership, the Board of Trustees of the Trust and the Board of Directors of the Corporation will also be able to establish policies for the Partnerships. Although neither the Board of Trustees of the Trust nor the Board of Directors of the Corporation has any present intention to do so, they may, by the approval of a majority of the independent Trustees or Directors, as the case may be, amend or revise these policies from time to time without notice to or a vote of the shareholders of the Trust or the Corporation. A change in these policies could adversely affect the financial condition or results of operations of the Trust or the Corporation. See "Policies with Respect to Certain Activities." Accordingly, shareholders will have no control over changes in these policies of the Trust, the Corporation or the Partnerships, except through their ability to elect new members to the Board of Trustees and the Board of Directors.

                                  THE COMPANY


    The Company was recently reorganized to combine and expand the hotel investment and operating businesses of the Company and Starwood Capital. Management believes that the Company's unique "paired share" ownership structure gives it a competitive advantage over other hotel REITs and other hotel owner/ operators with respect to owning and operating hotels, as discussed below. The Company has owned hotel assets since 1969 and has managed hotel assets since 1980. Starwood Capital has been an active opportunistic investor in the hotel industry over the last three years. Upon completion of the Offering, the Company will own, operate and manage a geographically diversified portfolio of hotel assets (the "Hotel Assets"), including fee, ground lease and first mortgage interests in 47 hotel properties, comprising over 9,440 rooms located in 20 states. Thirty-six of such hotels are operated under licensing or franchise agreements with national hotel organizations, including Marriott-TM-, Embassy Suites-TM-, Omni-TM-, Doubletree-TM-, Radisson-TM-, Residence Inn-TM-, Holiday Inn-TM-, Sheraton-TM-, Best Western-TM-, Days Inn-TM-, Ramada-TM-, Quality Inn-TM- and Harvey-TM-.



    As a fully integrated owner/operator of hotels, the Company will continue to make opportunistic hotel acquisitions and to improve performance of its existing portfolio through aggressive management. The Company expects to expand and diversify its hotel portfolio by continuing to acquire hotels, primarily in the mid-scale and upscale segments, at prices which are below replacement costs, and that have attractive yields on investment which the Company believes can be sustained and improved over time. Consistent with its strategy, the Company has recently acquired the Omni Hotel in Chapel Hill, North Carolina and agreed to acquire the Embassy Suites in Tempe, Arizona, and the Sheraton Colony Square in Atlanta, Georgia. The Company continually evaluates its portfolio and will sell assets when appropriate. The Company is actively pursuing the acquisition of other upscale and mid-scale hotels, and is currently negotiating a credit facility of $160 million, which will enable the Company to aggressively pursue and complete hotel acquisitions. See "The Acquisition Facility and Other Financing."

    The Company's paired share ownership structure is unique for a hotel REIT because its shareholders own both the owner -- the Trust, and the operator -- the Corporation, of the Company's hotels. Therefore, the Company's shareholders retain the economic benefits of both the lease payments received by the Trust and the operating profits realized by the Corporation while maintaining the tax benefits of the Trust's REIT status. The pairing arrangement creates total commonality of ownership, as the shares of beneficial interest of the Trust and the Common Stock of the Corporation are paired on a one for one basis and may only be held or transferred as units consisting of one Trust Share and one Corporation Share ("Paired Shares").



    Under the REIT qualification requirements of the Code, REITs generally must lease their hotels to third party operators. Since such leases must be structured so that the third party operator captures a portion of each hotel's current cash flow and future growth, the shareholders of a typical hotel REIT do not receive all of the economic benefits of both hotel ownership and hotel operations. Leases may create conflicts of interest between the REIT and the operator of each hotel, particularly when insiders of the REIT own an economic interest in the operator. The Paired Share structure eliminates potential conflicts of interest between the hotel owner and the hotel operator. Although the Code has prohibited the pairing of shares between a REIT and an operating company since 1983, this rule does not apply to the Company because its Paired Share structure has existed since 1980. The Trust is the only publicly traded hotel REIT which has the Paired Share structure.


    For the twelve consecutive quarters through December 1994, the hotel industry has experienced demand increases, producing an aggregate increase in room night demand of 11.2%. During such period, net supply has only increased by 3.8%. Between 1993 and 1994, room demand, occupancy and room sales increased more rapidly in both upscale and mid-scale segments than lower-scale segments. The Company intends to focus on the acquisition, repositioning or refranchising and operation of upscale and mid-scale hotels.


    Management of the Company has improved the portfolio's performance during the two-year period ended December 31, 1994, despite certain restrictions imposed by the Company's lenders. During such period, the Company's management increased REVPAR (room revenue per available room, or total room revenues divided by available rooms) by 8.7% and increased EBITDA (net income excluding gains and losses from debt restructuring and sales of property, provision for losses, interest and depreciation and amortization) by 20.5% on the 21 continuously owned and operated properties. Upon the restructuring of the Company's debt in March 1995, restrictions imposed by prior lenders were removed and management now has more flexibility to acquire hotels and reinvest in its existing hotels. The Company anticipates continued internal growth from improving market conditions, improved property operations, renovations and reaffiliations.



    Upon completion of the Offering, Starwood Capital will own approximately 32.9% of the Company's equity (having a value of $141 million, assuming a public offering price of $23.50 per Paired Share, which is the midpoint of the range set forth on the cover page) on a fully diluted basis. Starwood Capital is a private real estate investment firm that since 1991 has acquired in excess of $1.25 billion (at cost) of real estate assets. Starwood Capital's investors include its principals and employees, certain high net worth families, three of the ten largest U.S. corporate pension funds and other institutional investors. During the past three years, Starwood Capital acquired over $575 million (at cost) of interests in hotel assets from insurance companies, banks, distressed borrowers, the Resolution Trust Corporation, the Federal Deposit Insurance Corporation and others. In January 1995, the Company completed the Reorganization in which Starwood Capital contributed to the Company several hotels, hotel mortgages, cash and other related assets. Starwood Capital has entered into a noncompetition agreement with the Company relating to the acquisition of new equity interests in hotel properties in the United States. See "Structure of the Company--Management of the Partnerships." Starwood Capital's experienced real estate acquisition and finance professionals, with their network of industry contacts, will continue to assist management in identifying acquisition opportunities and attractive sources of capital.

    Upon completion of the Offering, the Company will have a ratio of debt to total capitalization (I.E., total consolidated debt of the Company as a percentage of the market value of all outstanding shares assuming the exchange of all exchangeable securities for shares, plus total consolidated debt ("Ratio of Debt-to-Total Market Capitalization")), of approximately 9.5%. The Company intends that such ratio not exceed 50%.


    Each Partnership is a Delaware limited partnership formed in 1994. The Trust conducts all of its business and operations through the Realty Partnership, and the Corporation, upon receipt of certain regulatory approvals, will conduct all of its business and operations through the Operating Partnership, which leases from the Realty Partnership all but three of the hotel properties owned by the Realty Partnership. The Company currently expects that future real estate acquisitions by the Trust will generally be made through the Realty Partnership and will be leased to and operated by the Operating Partnership. The Trust is the sole general partner of the Realty Partnership. Upon the receipt of certain regulatory approvals, the Corporation will be the managing general partner of the Operating Partnership. Starwood Capital is the limited partner of each Partnership. Certain assets are or may be held by partnerships or limited liability companies owned or controlled by the Company. See "Structure of the Company--General" and "--Management of the Partnerships."

    The gaming business of the Corporation is operated through a wholly-owned subsidiary of the Corporation, Hotel Investors Corporation of Nevada ("HI Nevada"), which operates two hotel/casinos located in Las Vegas, Nevada. See "Structure of the Company."

    The Trust was organized in 1969 as a Maryland real estate investment trust. The Trust's executive offices are located at 11845 West Olympic Blvd., Suite 550, Los Angeles, California 90064; telephone (310) 575-3900.

    The Corporation is a Maryland corporation formed in 1980. The Corporation's executive offices are located at 11845 West Olympic Blvd., Suite 560, Los Angeles, California 90064; telephone (310) 575-3900.

                                USE OF PROCEEDS


    The net proceeds to the Company from the Offering (after deducting expenses of the Offering estimated to be approximately $23.2 million) are estimated to be approximately $217.7 million (approximately $251.0 million if the Underwriters' over-allotment option is exercised in full). The Company will contribute the entire net proceeds from the Offering to the Realty Partnership and the Operating Partnership in return for a number of Units in each Partnership equal to the number of Paired Shares sold in the Offering. The Realty Partnership will receive 95%, or $206.8 million, of the net proceeds of the Offering. The Operating Partnership will receive 5%, or $10.9 million, of the net proceeds of the Offering. In addition the Realty Partnership will borrow $42 million under the Financing.



    The Company will use the foregoing, together with cash on hand ($12.1 million at March 31, 1995) as follows: approximately $205.4 million to repay existing indebtedness, which indebtedness has a weighted average interest rate of approximately 9.26% and a weighted average maturity of four years as of March 31, 1995 including $10.0 million used by the Realty Partnership to purchase the first trust deed on the Operating Partnership's Milwaukee hotel; approximately $53.9 million for acquisition of fee assets; and $0.8 million for other miscellaneous uses.



    If the Underwriters' over-allotment option is exercised in full, the additional net proceeds therefrom of $33.3 million will be contributed to the Partnerships for 1,537,500 additional Units and will reduce amounts outstanding under the Financing.


    Pending application of the net proceeds, the Realty Partnership and the Operating Partnership will invest such portion of the net proceeds in interest-bearing accounts and short-term, interest-bearing securities, which, in the case of the Realty Partnership, are consistent with the Trust's intention to qualify for taxation as a REIT. Such investments may include, for example, obligations of the Government National Mortgage Association, other governmental and government agency securities, certificates of deposit, interest-bearing bank deposits and mortgage loan participations.

                              DISTRIBUTION POLICY


    Following the completion of the Offering, the Trust intends to make regular quarterly distributions to its shareholders. The distribution for the period commencing on the closing date of the Offering and ending on September 30, 1995, is expected to be approximately equivalent to a quarterly distribution of $.47 per Paired Share and an annual distribution of $1.88 per Paired Share, or an annual distribution of 8%, assuming an offering price of $23.50 per Paired Share (which is the midpoint of the range set forth on the cover page). The Trust does not expect to change its estimated distribution rate if the Underwriters' over-allotment option is exercised.



    Neither the Trust nor the Corporation currently makes distributions to its shareholders. The Trust's previous senior debt, which was refinanced in March 1995, prohibited the Company from making distributions. Although loan agreements may contain provisions restricting distributions, management of the Company does not expect to agree to any such provisions that would materially affect the Company's ability to make distributions.



    The estimate of cash available for distribution is based on pro forma net income of the Trust and the Corporation for the 12 months ended March 31, 1995, as adjusted for the impact of the Offering, the acquisition of the hotels acquired after such date and other known events. Except as reflected in the following table and the notes thereto, investing and financing activities are not expected to have a material adverse effect on cash available for distribution. See "Management's Discussion and Analysis of Pro Forma Financial Statements."



    The Trust believes its estimate of cash available for distribution constitutes a reasonable basis for setting the initial distribution, and the Trust expects to maintain its initial distribution rate for at least 12 months following the consummation of the Offering, unless actual results of operations, economic conditions or other factors differ from the assumptions used in calculating the estimate. The actual return that the Trust will realize may vary significantly from the estimate and will be affected by a number of factors, including the revenues received from its properties, the operating expenses of the Trust, the interest expense incurred on borrowings, interest earned on working capital and unanticipated capital expenditures. Because of the short-term effects of seasonal variations on the Company's operations, additional borrowings may be made in order to meet REIT distribution requirements on a quarterly basis. The estimate of cash available for distribution is being made solely for the purpose of setting the initial distribution amount and is not intended to be a projection or prediction of the Trust's results of operations. Pro forma results of operations do not purport to present the actual results that can be expected for future periods. No assurance can be given that the Trust's estimate will prove accurate.



    The Trust anticipates that its cash available for distribution, and the amount it distributes to shareholders, will exceed earnings and profits for federal income tax purposes due to non-cash expenses, primarily depreciation and amortization and non-cash interest expense to be incurred by the Trust. The distribution for the 12 months following consummation of the Offering is expected to be approximately 78.8% and 89.6% of the pro forma adjusted funds from operations and estimated cash available for distribution by the Trust, respectively, for such period. The Trust estimates that it will not be required to make a distribution for the calendar year 1995 in order to maintain its REIT status. Based on the expected initial distribution amount and the Trust's anticipated taxable income, it is expected that approximately 14% of the distributions expected to be made during the 12 months following the consummation of the Offering will constitute a return of capital for federal income tax purposes.

    The following table illustrates the adjustments made by the Company to its combined pro forma net income for the 12 months ended December 31, 1994 to estimate the Trust's initial annual distributions. Cash available to the Corporation will be available to the Trust as a result of payments by the Corporation to the Trust with respect to outstanding intercompany indebtedness.



                                                                                                  (IN THOUSANDS,
                                                                                                      EXCEPT
                                                                                                 DISTRIBUTION PER
                                                                                                 SHARE AND PAYOUT
                                                                                                      RATIOS)
                                                                                                 -----------------
Pro forma net income for the year ended December 31, 1994......................................      $  14,368
Minority interest in Partnerships..............................................................          6,959
                                                                                                       -------
Pro forma income before minority interest for the year ended December 31, 1994.................         21,327
Adjustments:
  Less: Pro forma income before minority interest for the three months ended March 31, 1994....         (5,765)
  Plus: Pro forma income before minority interest for the three months ended March 31, 1995....          6,833
                                                                                                       -------
Pro forma income before minority interests for the 12 months ended March 31, 1995..............         22,395
Non-cash adjustments:
  Depreciation and amortization(1).............................................................         17,996
  Other non-cash adjustments(2)................................................................          3,064
                                                                                                       -------
Pro forma funds from operations for the 12 months ended March 31, 1995 (3).....................         43,455
Adjustments:
  Non-cash interest income(4)..................................................................           (770)
  Reserve for recurring capital expenditures(5)................................................         (4,464)
                                                                                                       -------
Estimated cash available for distribution......................................................      $  38,221
                                                                                                       -------
                                                                                                       -------
Expected annual distribution:
  To shareholders..............................................................................         23,072
  To Unitholders...............................................................................         11,174
                                                                                                       -------
Expected annual distribution...................................................................      $  34,246
                                                                                                       -------
                                                                                                       -------
Expected annual distribution per share.........................................................      $    1.88
                                                                                                       -------
                                                                                                       -------
Expected cash available for distribution payout ratio(6).......................................          89.6%
                                                                                                       -------
                                                                                                       -------


- ------------


(1) Represents   real  estate   depreciation  expense   of  $16.8   million  and
    amortization of reorganization expenses of $1.2 million related to the formation of the Partnerships.



(2) Includes non-cash items recognized in income for the period presented as follows: $759,000 provision for losses on assets subsequently sold and $2,648,000 shareholder litigation expense (see "Certain Relationships and Related Transactions--Ross Agreement") net of $343,000 gain on sales of hotel assets.



(3) Funds from operations, as defined by the National Association of Real Estate Investment Trusts ("NAREIT"), represents income (loss) before minority interest (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. Funds from operations, therefore, does not represent cash generated from operating activities in accordance with generally accepted accounting principles and should not be considered an alternative to net income as an indication of the Company's performance or to cash flows from operating activities as a measure of liquidity or the ability to pay distributions. Management and industry analysts generally consider funds from operations to be one measure of the financial performance of an equity REIT that provides a relevant basis for comparison among REITs and it is presented to assist investors in analyzing the performance of the Company.


(4) Represents the elimination of the effect of interest income recognized in excess of the actual cash received on mortgage notes receivable (as a result of the notes being purchased at a discount) secured by the Atlantic City Quality Inn and by the Secaucus Ramada Suites for the three months ended
    March 31, 1995 and the year ended December 31, 1994. See "Business and Properties--Mortgage Note Receivables."



(5) Represents reserves for estimated recurring capital expenditures calculated based on 5% of pro forma room revenues for the twelve month period ended March 31, 1995 in the amount of $89,284,000.

    Recurring pro forma capital expenditures on the Owned Hotels for the years ended December 31, 1994 and 1993 were $4,656,000 and $4,413,000, respectively. See "Business Objectives and Growth Strategy -- Implementation of Strategies" for management's plans for additional capital expenditures.


(6) Calculated by dividing the estimated initial annual distributions by the estimated adjusted cash available for distribution. The Company's estimated pro forma funds from operations payout ratio, which is calculated by dividing the estimated initial annual dividends by the estimated pro forma funds from operations, is 78.8%.



    The Trust believes that the amounts not distributed will be sufficient to cover (i) recurring capital expenditures and (ii) other unforeseen cash needs. The Trust also will have available to it for such purposes available borrowing capacity under the Acquisition Facility and a portion of the net proceeds from the Offering.



    In order to maintain its qualification as a REIT, the Trust must make annual distributions to its shareholders of at least 95% of its taxable income (which does not include net capital gains). Under certain circumstances, the Trust may be required to make distributions in excess of cash available for distribution in order to meet such distribution requirements. In such event, the Trust (or the Realty Partnership) would seek to borrow the amount of the deficiency or sell assets to obtain the cash necessary to make the distributions necessary to retain the Trust's qualification as a REIT for federal income tax purposes.



    Distributions made by the Trust will be determined by its Board of Trustees and will depend on a number of factors, including the amount of cash flow from operations, the Realty Partnership's financial condition, capital expenditure requirements for the Realty Partnership's properties, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Board of Trustees deems relevant. For a discussion of the tax treatment of distributions to holders of Trust Shares, see "Federal Income Tax Considerations
- -- Federal Income Taxation of the Trust" and "-- Federal Income Taxation of the Holders of Paired Shares."



    The Trust has not made a distribution to its shareholders since September 1990. The Corporation has not made any distributions since its inception and does not anticipate that it will make any such distributions in the foreseeable future. All available cash is expected to be used by the Operating Partnership to repay indebtedness to the Realty Partnership.


                         PRICE RANGES OF PAIRED SHARES


    The Paired Shares are traded principally on the New York Stock Exchange (the "NYSE") under the symbol "HOT." The following table sets forth, for the fiscal periods indicated, the high and low sales prices per Paired Share on the NYSE (after giving effect to an assumed one for six reverse stock split prior to the closing of the Offering).



PERIOD                                                                                   PRICE
- -------------------------------------------------------------------------------  ----------------------
1995                                                                                HIGH         LOW
                                                                                    -----        ---
Second Quarter (through June 8)................................................   $      24   $      213/4
First Quarter..................................................................   $      261/4 $      15
1994
Fourth Quarter.................................................................   $      201/4 $      153/4
Third Quarter..................................................................   $      201/4 $      171/4
Second Quarter.................................................................   $      18   $       93/4
First Quarter..................................................................   $      15   $      111/4
1993
Fourth Quarter.................................................................   $      201/4 $      12
Third Quarter..................................................................   $      183/4 $       93/4
Second Quarter.................................................................   $      15   $       71/2
First Quarter..................................................................   $      101/2 $       6



    The high and low prices per Paired Share on the NYSE on June 8, 1995 were $23 1/4 and $21 3/4, respectively (after giving effect to an assumed one for six reverse stock split). As of June 6, 1995, there were approximately 2,056 holders of record of Paired Shares. Neither the Trust nor the Corporation has paid any dividends in the periods set forth in the table above.

                                 CAPITALIZATION


    The combined capitalization of the Trust and the Corporation as of March 31, 1995, and the pro forma capitalization as adjusted to reflect the completion of the Offering (assuming no exercise of the Underwriters' overallotment option) is set forth below. The information set forth below should be read in conjunction with the combined historical financial statements and notes thereto, the unaudited pro forma financial information and notes thereto and the discussion set forth in "Management's Discussion and Analysis of Pro Forma Financial Statements," in each case included elsewhere in this Prospectus.



                                                                                               MARCH 31, 1995
                                                                                           -----------------------
                                                                                           HISTORICAL   PRO FORMA
                                                                                           ----------  -----------
                                                                                               (IN THOUSANDS)
DEBT
Secured notes payable....................................................................  $  130,360  $    42,000
Mortgage and other notes payable.........................................................      68,195        2,874
                                                                                           ----------  -----------
Total long-term debt.....................................................................     198,555       44,874
                                                                                           ----------  -----------
MINORITY INTEREST........................................................................      58,887       91,617
                                                                                           ----------  -----------
SHAREHOLDERS' EQUITY
Trust shares of beneficial interest, $.01 par value; authorized 100,000,000 shares;
 outstanding 2,022,158 shares; 12,272,158 pro forma......................................          20          123
Corporation Common Stock; $.01 par value; authorized 100,000,000 shares; outstanding
 2,022,158 shares; 12,272,158 pro forma..................................................          20          123
Excess shares(1)
Additional paid-in capital...............................................................     222,257      407,038
Accumulated deficit......................................................................    (214,541)    (217,866)
                                                                                           ----------  -----------
    Total equity.........................................................................       7,756      189,418
                                                                                           ----------  -----------
    Total capitalization.................................................................  $  265,198  $   325,909
                                                                                           ----------  -----------
                                                                                           ----------  -----------


- ------------
(1) The Trust has authorized Excess Common Shares and Excess Preferred Shares of 20,000,000 and 5,000,000, respectively, none outstanding. The Corporation has authorized Excess Common Stock and Excess Preferred Stock of 20,000,000 and 5,000,000, respectively, none outstanding.

                                    DILUTION


    At March 31, 1995, the Company had a combined net tangible book value of approximately $57.8 million or $7.26 per Paired Share (assuming for this purpose the exchange of all Units held by Starwood Capital for Paired Shares without regard to the Ownership Limitation). Without taking into account any other changes in such pro forma net tangible book value after March 31, 1995 other than to give effect to the completion of the Offering at a public offering price of $23.50 per Paired Share (the midpoint of the range set forth on the cover page, before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company) the pro forma net tangible book value at March 31, 1995 would have been approximately $275.0 million or $15.10 per Paired Share (assuming for this purpose the exchange of all Units held by Starwood Capital for Paired Shares without regard to the Ownership Limitation). This amount represents an immediate increase in pro forma net tangible book value per Paired Share of $7.84 to holders of Paired Shares previously outstanding and an immediate dilution in pro forma net tangible book value per share to new investors of approximately $8.40 per Paired Share. The following table illustrates this dilution:



Assumed public offering price per Paired Share(1)....................             $   23.50
Net tangible book value per Paired Share as of March 31, 1995........  $    7.26
Increase in net tangible book value per Paired Share attributable to
 the Offering........................................................  $    7.84
                                                                       ---------
Pro forma net tangible book value per Paired Share after completion
 of the Offering(2)..................................................                 15.10
                                                                                  ---------
Dilution per Paired Share purchased in the Offering(3)...............             $    8.40
                                                                                  ---------
                                                                                  ---------


- ------------

(1) Before deducting underwriting discount and estimated expenses of the Offering.



(2) Net tangible book value per Paired Share is determined by subtracting total combined liabilities from total combined tangible assets and dividing the remainder by the number of Paired Shares and Units that will be outstanding after the Offering.


                        SELECTED COMBINED FINANCIAL DATA


    The following table sets forth selected combined historical and pro forma financial information for the Company. The following information should be read in conjunction with (i) the historical financial statements and notes thereto for the Company, (ii) Management's Discussion and Analysis of Financial Condition and Results of Operations, and (iii) the pro forma financial statements and notes thereto for the Company, which are included elsewhere in this Prospectus. The historical operating information of the Company as of December 31, 1994 and 1993 and for each of the three years in the period ended December 31, 1994 have been derived from audited financial statements which are included elsewhere in this Prospectus. The comparable data as of December 31, 1992, 1991 and 1990 and for the years ended December 31, 1991 and 1990 have been derived from financial statements that are not required to be included in this Prospectus. In the opinion of management, the financial data as of March 31, 1995 and for the three months ended March 31, 1995 and 1994 include all adjustments necessary to present fairly the information set forth therein.



    The pro forma operations data and other data for the three months ended March 31, 1995 and for the year ended December 31, 1994 have been prepared as if the Offering and the acquisition of the hotel properties acquired or to be acquired and (with respect to the December 31, 1994 data) the Reorganization had been consummated at the beginning of the period presented, and the pro forma balance sheet data has been prepared as if the Offering and the acquisition of the hotel properties acquired or to be acquired had been consummated on March 31, 1995. The pro forma financial information is not necessarily indicative of what the actual financial position and results of operations of the Company would have been as of and for the periods indicated, nor does it purport to represent the Company's future financial position and results of operations.

                                STARWOOD LODGING
                SUMMARY COMBINED SELECTED FINANCIAL INFORMATION
           (IN THOUSANDS, EXCEPT PER SHARE DATA AND ROOM INFORMATION)

                                     FOR THE THREE MONTHS ENDED MARCH
                                                    31,                        AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                     ---------------------------------  -------------------------------------------------------
                                      PRO FORMA        HISTORICAL        PRO FORMA                   HISTORICAL
                                     -----------  --------------------  -----------  ------------------------------------------
                                        1995       1995(4)     1994        1994        1994       1993       1992       1991
                                     -----------  ---------  ---------  -----------  ---------  ---------  ---------  ---------
OPERATING DATA:
REVENUE
Hotel..............................   $  30,908   $  22,781  $  20,586   $ 125,767   $  82,668  $  86,903  $  88,812  $  85,156
Gaming.............................       6,669       6,669      7,188      27,981      27,981     27,505     26,150     22,609
Interest from mortgage and other
 notes.............................       2,586       2,581        355      10,069       1,554      1,412      1,348      1,761
Rents from other leased hotel
 properties........................         159         159        150         927         927        839        947        936
Management fees and other income...          61          61         59         411         411        475      1,186      1,376
Gain (loss) on sales of hotel
 assets............................        (113)       (113)    --             456         456         21       (787)     1,598
                                     -----------  ---------  ---------  -----------  ---------  ---------  ---------  ---------
                                         40,270      32,138     28,338     165,611     113,997    117,155    117,656    113,436
                                     -----------  ---------  ---------  -----------  ---------  ---------  ---------  ---------
EXPENSES:
Hotel operations...................      21,077      16,280     15,568      90,639      60,829     68,132     68,620     65,693
Gaming operations..................       6,021       6,021      5,993      24,454      24,454     24,055     23,699     21,948
Interest...........................         841       5,827      4,125       3,365      17,606     15,187     14,208     16,458
Depreciation and amortization......       4,426       2,863      2,066      18,130       8,161      9,232     10,196     11,688
Administrative and operating.......       1,072       1,068        921       4,289       4,203      4,729      6,177      6,086
Shareholder litigation expense.....      --          --         --           2,648       2,648        483        188     --
Loan restructuring.................      --          --         --          --          --         --         10,892      3,797
Provision for losses...............      --          --         --             759         759      2,369      3,419      9,580
                                     -----------  ---------  ---------  -----------  ---------  ---------  ---------  ---------
                                         33,437      32,059     28,673     144,284     118,660    124,187    137,399    135,520
                                     -----------  ---------  ---------  -----------  ---------  ---------  ---------  ---------
Income (loss) before minority
 interest in Partnership...........       6,833          79       (335)     21,327      (4,663)    (7,032)   (19,743)   (22,084)
Minority interest in
 Partnership(1)....................       2,230          94     --           6,959      --         --         --         --
                                     -----------  ---------  ---------  -----------  ---------  ---------  ---------  ---------
Income (loss) before extraordinary
 item..............................       4,603         (15)      (335)     14,368      (4,663)    (7,032)   (19,743)   (22,084)
Extraordinary item.................      --             363     --          --          --         --         --         --
                                     -----------  ---------  ---------  -----------  ---------  ---------  ---------  ---------
Net income (loss)..................   $   4,603   $     348  $    (355)  $  14,368   $  (4,663) $  (7.032) $ (19,743) $ (22,084)
                                     -----------  ---------  ---------  -----------  ---------  ---------  ---------  ---------
                                     -----------  ---------  ---------  -----------  ---------  ---------  ---------  ---------
Net income (loss) per share........   $    0.38   $    0.17  $   (0.17)  $    1.17   $   (2.31) $   (3.48) $   (9.73) $  (10.92)
                                     -----------  ---------  ---------  -----------  ---------  ---------  ---------  ---------
                                     -----------  ---------  ---------  -----------  ---------  ---------  ---------  ---------

BALANCE SHEET DATA:
Total real estate investments......   $ 310,679   $ 246,113                          $ 165,496  $ 179,172  $ 187,753  $ 200,540
Total assets.......................     340,719     279,765                            183,955    195,352    210,945    221,917
Total debt.........................      44,874     198,555                            160,482    170,886    170,297    171,271
Shareholders' equity...............     189,418       7,756                              8,708     13,326     20,351     40,083
OTHER DATA:
Funds from operations(2)...........   $  11,372   $   3,055  $   1,731   $  42,408   $   6,449  $   5,031  $   5,739  $   1,383
EBITDA(3)..........................   $  12,213   $   8,882  $   5,856   $  45,773   $  24,055  $  20,218  $  19,947  $  17,841
EBITDA margin (% of total
 revenues).........................         30%         28%        21%         28%         21%        17%        17%        16%
Cash flows from:
  Operating activities.............               $    (686) $   1,630      --       $   8,893  $   5,532  $   4,690  $  (6,158)
  Investing activities.............                  (1,738)      (531)     --           4,489     (3,645)    (1,514)    12,159
  Financing activities.............                   9,479         50      --         (13,969)    (6,752)    (1,255)    (7,139)
Dividends..........................                  --         --          --          --         --         --         --
Dividends per share................                  --         --          --          --         --         --         --
Number of hotel rooms (Hotel
 Assets)...........................       9,440       8,586      7,059       9,618       6,409      7,059      7,423      7,549
Revenue per available room (Owned
 Hotels)...........................   $   43.58   $   40.42  $   40.23   $   43.59   $   38.60  $   35.66  $   32.07  $   30.86
Average daily room rate (Owned
 Hotels)...........................   $   64.86   $   61.30  $   62.95   $   62.99   $   55.55  $   54.53  $   53.04  $   52.04
Average occupancy (Owned Hotels)...         67%         66%        64%         69%         69%        65%        62%        59%


                                       1990
                                     ---------
OPERATING DATA:
REVENUE
Hotel..............................  $  85,515
Gaming.............................     25,439
Interest from mortgage and other
 notes.............................      2,813
Rents from other leased hotel
 properties........................        942
Management fees and other income...      2,315
Gain (loss) on sales of hotel
 assets............................     --
                                     ---------
                                       117,024
                                     ---------
EXPENSES:
Hotel operations...................     65,223
Gaming operations..................     23,995
Interest...........................     16,408
Depreciation and amortization......     14,850
Administrative and operating.......      5,987
Shareholder litigation expense.....     --
Loan restructuring.................     --
Provision for losses...............     18,147
                                     ---------
                                       144,610
                                     ---------
Income (loss) before minority
 interest in Partnership...........    (27,586)
Minority interest in
 Partnership(1)....................     --
                                     ---------
Income (loss) before extraordinary
 item..............................    (27,586)
Extraordinary item.................     --
                                     ---------
Net income (loss)..................  $ (27,586)
                                     ---------
                                     ---------
Net income (loss) per share........  $  (13.65)
                                     ---------
                                     ---------
BALANCE SHEET DATA:
Total real estate investments......  $ 218,896
Total assets.......................    240,998
Total debt.........................    166,651
Shareholders' equity...............     62,104
OTHER DATA:
Funds from operations(2)...........  $   5,411
EBITDA(3)..........................  $  21,819
EBITDA margin (% of total
 revenues).........................        19%
Cash flows from:
  Operating activities.............  $   6,262
  Investing activities.............     (7,058)
  Financing activities.............      6,442
Dividends..........................  $   7,644
Dividends per share................  $    0.63
Number of hotel rooms (Hotel
 Assets)...........................      8,068
Revenue per available room (Owned
 Hotels)...........................  $   32.07
Average daily room rate (Owned
 Hotels)...........................  $   52.94
Average occupancy (Owned Hotels)...        61%


- ---------------

(1) Represents the 32.6% minority interest in the Partnerships which Starwood Capital will own after the Offering for the pro forma periods ended December 31, 1994 and March 31, 1995 and the 71.7% minority interest in the Partnerships for the historical period ended March 31, 1995.

(2) Management and industry analysts generally consider funds from operations to be one measure of the financial performance of an equity REIT that provides a relevant basis for comparison among REITs and it is presented to assist investors in analyzing the performance of the Company. Funds from operations is defined as income before minority interest (computed in accordance with generally accepted accounting principles), excluding gains (losses) from debt restructuring and sales of property, provision for losses, and real estate related depreciation and amortization (excluding amortization of financing costs). Funds from operations does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs. Funds from operations should not be considered an alternative to net income as an indication of the Company's financial performance or as an alternative to cash flows from operating activities as a measure of liquidity. Funds from operations include $801,000 and $236,000 of interest income recognized in excess of the actual cash received on mortgage note receivables (as a result of the notes being purchased at a discount) secured by the Atlantic City Quality Inn and by the Secaucus Ramada Suites for the three months ended March 31, 1995 and the year ended December 31, 1994.



(3) Management considers EBITDA to be one measure of the cash flows from operations of the Company before debt service that provides a relevant basis for comparison among REITs and it is presented to assist investors in analyzing the performance of the Company. EBITDA is defined as income before minority interest excluding gains and losses from debt restructuring and sales of property, provision for losses, interest and depreciation and amortization. EBITDA should not be considered as an alternative to net income as an indication of the Company's financial performance or to cash flows from operating activities as a measure of liquidity, nor is it necessarily indicative of sufficient cash flow to fund all of the Company's needs.


(4) The historical combined information of the Company presented for the three months ended March 31, 1995 reflects the consolidation of the Partnerships into the Trust and the Corporation in order to facilitate a comparison with the prior historical information of the Company and the pro forma information.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                         PRO FORMA FINANCIAL STATEMENTS

PRO FORMA RESULTS OF OPERATIONS--FOR THE YEAR ENDED DECEMBER 31, 1994


    On a pro forma basis, after giving effect to the Reorganization, the acquisition of hotel properties acquired or to be acquired after the Reorganization and the Offering, pro forma income before minority interest of the Company for the year ended December 31, 1994 was $21.3 million, as compared to a historical net loss of $4.7 million for such year.



    During 1994, pro forma hotel revenues increased by $43.1 million or 52.1%, to $125.8 million and hotel expenses increased by $29.8 million or 49.0% to $97.6 million. The increases represent the effects of (i) the contribution by Starwood Capital of the Doubletree Hotel located in Rancho Bernardo, California; the Capitol Hill Suites located in Washington, D.C.; the Harvey Wichita located in Wichita, Kansas and the French Quarter Suites located in Lexington, Kentucky;
(ii) the recently acquired Omni Hotel located in Chapel Hill, North Carolina; and the two hotels which the Company has recently agreed to acquire, which are the 224-all suite Embassy Suites located in Tempe, Arizona and the 462-room Sheraton Colony Square located in Atlanta, Georgia; and (iii) in the case of hotel expenses, the elimination of third-party management fees at five continuously owned hotels (as well as five hotels which were contributed or acquired) offset partly by increases in the Company's general and administrative expenses, resulting in a net expense reduction of approximately $2.4 million.



    The following table summarizes, for the Owned Hotels, average occupancy, average room rates and revenue per available room on a pro forma basis in comparison to historical amounts for the year ended December 31, 1994:



                                                                                            HISTORICAL    PRO FORMA
                                                                                            -----------  -----------
Occupancy Rate............................................................................       69.0%        69.3%
Average Room Rate.........................................................................   $   55.55    $   62.99
Revenue Per Available Room................................................................   $   38.60    $   43.59



    Hotel expenses as a percentage of hotel revenues decreased from 73.6% to 72.1%; net operating income from hotel operations increased 61.0% from $21.8 million to $35.1 million.



    Interest from mortgage and other notes increased from $1.6 million for the historical year ended December 31, 1994 to $10.1 million on a pro forma basis, an increase of $8.5 million. The increase in interest income represents the additional interest from the five Mortgage Note Receivables contributed by Starwood Capital in the Reorganization.



    Interest expense decreased from $17.6 million to $3.4 million on a pro forma basis after applying a portion of the proceeds from the Offering to pay off $205.4 million of indebtedness. See "--Liquidity and Capital Resources" below.



    Depreciation and amortization expense increased from $8.2 million to $18.1 million on a pro forma basis as a result of the addition of the hotels discussed above and $1.2 million of amortization of costs relating to the Reorganization.

FUNDS FROM OPERATIONS


    Management believes that FFO is one measure of the financial performance of an equity REIT. Funds from operations, on a pro forma basis, increased to $42.4 million from $6.4 million on a historical basis for the year ended December 31, 1994 and to $11.4 million from $3.1 million for the three months ended March 31, 1995. The following table shows the calculation of funds from operations for the indicated periods:



                                                                       THREE MONTHS ENDED       TWELVE MONTHS ENDED
                                                                         MARCH 31, 1995          DECEMBER 31, 1994
                                                                    ------------------------  ------------------------
                                                                     PRO FORMA   HISTORICAL    PRO FORMA   HISTORICAL
                                                                    -----------  -----------  -----------  -----------
                                                                                      (IN THOUSANDS)
Net income (loss) before minority interest........................   $   6,833    $      79    $  21,327    $  (4,663)
Depreciation and amortization.....................................       4,426        2,863       18,130        8,161
Gain (loss) on sales of hotel assets..............................         113          113         (456)        (456)
Other adjustments (1).............................................      --           --            3,407        3,407
                                                                    -----------  -----------  -----------  -----------
    FUNDS FROM OPERATIONS (2).....................................   $  11,372    $   3,055    $  42,408    $   6,449
                                                                    -----------  -----------  -----------  -----------
                                                                    -----------  -----------  -----------  -----------


- ---------------

(1) Includes non-cash items recognized in income for the period: $759,000 provision for losses on assets subsequently sold and $2,648,000 shareholder litigation expense.



(2) Management and industry analysts generally consider funds from operations to be one measure of the financial performance of an equity REIT that provides a relevant basis for comparison among REITs and it is presented to assist investors in analyzing the performance of the Company. Funds from operations is defined as income before minority interest (computed in accordance with generally accepted accounting principles), excluding gains (losses) from debt restructuring and sales of property, provision for losses, and real estate related depreciation and amortization (excluding amortization of financing costs). Funds from operations does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs. Funds from operations should not be considered an alternative to net income as an indication of the Company's financial performance or as an alternative to cash flows from operating activities as a measure of liquidity. Funds from operations include $801,000 and $236,000 of interest income recognized in excess of the actual cash received on mortgage note receivables (as a result of the notes being purchased at a discount) secured by the Atlantic City Quality Inn and by the Secaucus Ramada Suites for the three months ended March 31, 1995 and the year ended December 31, 1994.


LIQUIDITY AND CAPITAL RESOURCES


    On a pro forma basis as of March 31, 1995 after giving effect to the Offering and the application of the proceeds of the Offering as set forth in "Use of Proceeds", the Company's mortgage indebtedness will consist primarily of obligations pursuant to the Financing. The Company's Ratio of Debt-to-Total Market Capitalization would be approximately 9.5% on a pro forma basis as of March 31, 1995.



    As part of its investment strategy, the Company plans to acquire additional hotels in the future. The Company has recently acquired the 168-room Omni Hotel located in Chapel Hill, North Carolina, and expects to acquire the 224-room Embassy Suites in Tempe, Arizona, and the 462-room Sheraton Colony Square in Atlanta, Georgia. Future acquisitions are expected to have a positive impact on Funds from Operations. The Company expects to fund future acquisitions through use of the Acquisition Facility or other borrowings and the issuance of additional Paired Shares or additional Partnership Units to raise additional equity capital.



    The source of capital to be used to fund the Company's operating expenses, interest expense, and recurring capital expenses will be cash flow provided by operating activities. The Company anticipates that its cash flow provided by operating activities will provide the necessary funds on a short and long term basis for its operating expenses, interest expense on outstanding indebtedness, recurring capital expenditures (estimated at $4.5 million for the twelve months ended March 31, 1995 based on five percent of pro forma room revenues of $89.3 million) and all distributions to shareholders. Sources of capital for major building renovations and expansions are expected to be obtained from: (i) excess funds from operations; (ii) additional debt financing, and (iii) additional equity raised in the public and private markets. The Company intends to incur additional indebtedness in a manner consistent with its policy of maintaining a Ratio of Debt-to-Total Market Capitalization of not more than 50%. Management believes that it will have access to capital resources sufficient to satisfy the Company's cash requirements and expand and develop its business in accordance with its strategy for future growth.

SEASONALITY

    Demand is affected by normally recurring seasonal patterns. For most of the Company's hotels, demand is higher in the spring and summer months (April through September) than during the remainder of the year. Accordingly, the Company's operations are seasonal in nature, with lower revenue, operating profit and cash flow in the first and fourth quarters due to decreased travel during the winter months.

INFLATION

    The rate of inflation as measured by changes in the average consumer price index has not had a material effect on the revenues or operating results of the Company during the three most recent fiscal years.

EBITDA--EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION

    Management believes that there are several important factors that contribute to the ability of the Company to improve profitability of its hotel properties, including increased average occupancy, average rate and effective cost management. Each of these factors has a significant effect on EBITDA. While management believes that Funds from Operations will be the principal factor considered by the Board of Directors in determining the amount of cash distributions the Company will make to stockholders (see "Distribution Policy"), management further believes that EBITDA is an effective measure of operating performance because: (1) it is industry practice to evaluate hotel properties based on operating income before interest, depreciation and amortization, which is generally equivalent to EBITDA, and (2) EBITDA is unaffected by the debt and equity structure of the property owner. Neither Funds from Operations nor EBITDA
(i) represents cash flow from operations as defined by generally accepted accounting principles, (ii) is necessarily indicative of cash available to fund all cash flow needs or (iii) should be considered as an alternative to net income for purposes of evaluating the Company's operating performance.


    EBITDA for the hotel properties owned and operated by the Company increased from $21.8 million or 26% of hotel revenues, for the historical year ended December 31, 1994 to $35.1 million, or 28% of hotel revenues, on a pro forma basis and increased from $6.5 million, or 29% of hotel revenues, for the historical period ended March 31, 1995 to $9.8 million, or 32% of hotel revenues, on a pro forma basis for the same period.


                    BUSINESS OBJECTIVES AND GROWTH STRATEGY

BUSINESS OBJECTIVES

    The Company's primary objective is to increase per share funds from operations and to maximize the long-term total return to its shareholders. The Company believes it can accomplish these objectives by continuing to acquire attractively-priced mid-scale and upscale hotels, and continuing to refurbish existing hotels and improve hotel operations. The Company intends to maximize the advantages of its Paired Share structure by operating the hotels it owns, thereby eliminating the economic costs and conflicts of interest which arise when hotels are leased to third party operators. The Company's mission is to be a cost-efficient owner of quality accommodations providing superior service and value to the consumer.

    Since completing its Reorganization with Starwood Capital on January 31, 1995, the Company has implemented its acquisition and operating strategies by acquiring, or agreeing to acquire, three upscale, full service hotels containing 854 rooms, by initiating major renovations at the Company's Dallas Park Central Hotel and Portland Riverside Inn, and by assuming management of several owned hotels.

ACQUISITION STRATEGIES

    Management will seek to expand and diversify the hotel portfolio by continuing to acquire hotels, primarily in the mid-scale and upscale industry segments, in selected markets throughout the United States. The Company believes the current environment for hotel acquisitions is attractive for a well capitalized, opportunistic investor due to the historical overbuilding, deflated values, and relative illiquidity that presently characterize the hotel market. Management seeks to acquire well located and constructed hotels at significant discounts to replacement cost and at attractive returns with potential for cash flow growth and long term capital appreciation. Starwood Capital's experience and extensive real estate and finance industry contacts will be used to identify opportunistic situations and negotiate acquisitions using some of the following criteria:

    UPSCALE AND MID-SCALE PROPERTIES. The Company will concentrate its acquisition efforts on properties which are or can be affiliated with such hotel chains as Marriott-TM-, Embassy Suites-TM-, Westin-TM-, Hyatt-TM-, Hilton-TM-, Sheraton-TM-, Omni-TM-, Radisson-TM-, Doubletree-TM-, Residence Inn-TM-, Le Meridien-TM-, Intercontinental-TM- and others because management believes:

    - these segments offer numerous opportunities to acquire hotels for significant discounts to replacement cost and at attractive multiples of EBITDA;

    - current supply growth remains low and new construction of these types of hotels is generally more costly and requires longer lead times to plan, finance, and construct than lower scale hotels; and

    - the Company is experienced in acquiring and operating these types of properties.

    ABILITY TO SELF-MANAGE. The Company intends to acquire hotels where it can immediately assume the management thereof because:

    - self-management enables the Company to capture the economic benefits otherwise retained by a third-party operator;

    - self-management enables the Company to directly control the operations of those hotels;

    - in the case of "turn-around" situations, the Company believes its management team is experienced in implementing renovations, expansions, hotel chain affiliations and other techniques which improve cash flow and asset values; and

    - the Company does not intend to manage properties in which the Company does not have a substantial economic interest.

    PREFERRED MARKETS. The Company intends to target acquisitions of hotels in markets:

    - where favorable demographic trends exist, such as population, job and corporate growth;

    - near historically stable demand generators, such as major universities, medical centers, government agencies and major office complexes;

    -  near  the Company's  existing hotels, where  the Company can  draw on its
       knowledge  of  local   market  conditions  and   may  realize   operating
       efficiencies from ownership of multiple properties; or

    - where barriers to new supply exist such as restrictive zoning or scarcity of land.

    OPPORTUNISTIC   SITUATIONS.    The  Company   will  seek  investments  where
competitive bidding can be minimized and where:

    - the Company can employ its ready access to capital to satisfy sellers who require certainty and speed to close a sale;

    - the Company's ability to offer partnership units will permit it to satisfy owners who seek to dispose of properties on a tax-deferred basis to such owners; or

    - hotel equity can either be acquired or controlled through the purchase of debt.

OPERATING STRATEGIES
    The Company continually seeks to improve the profitability of its hotel assets using the following strategies:

    SELF MANAGEMENT. Substantially all of the Company's hotels are operated by the Company, and the Company intends to manage most of the remaining hotels at the earliest practicable date. The Company's mission is to offer consistent high quality accommodations and service at competitive rates in order to provide superior value to its customers. When the Company assumes the management of a hotel, it seeks to become a cost-efficient provider of quality accommodations and service by standardizing and upgrading reporting and control systems and implementing its computerized on-line accounting system, establishing consistent performance-based compensation programs for hotel-level managers, and ensuring that proper preventive maintenance and cost saving energy upgrades are timely installed.


    MAJOR  CAPITAL RENOVATIONS.   Major renovations  have been  completed at the
Milwaukee Marriott and the Harvey Wichita and cash flows have improved substantially. With the proceeds of the Offering, renovations are expected to begin in 1995 at the Dallas Park Central, the Portland Riverside Inn and the Lexington French Quarter Suites and the Capitol Hill Suites. Management believes these renovations will significantly increase the cash flows of these hotels. See "--Implementation of Strategies" below.


    REAFFILIATIONS AND MINOR RENOVATIONS. Management believes operating performance at several of the Company's hotels can be improved through modest upgrading of the hotel's physical plant or from the affiliation with a national franchise and reservation system. The Company has executed with Radisson a franchise agreement for the Dallas Park Central, and is considering franchise reaffiliations for its Lexington French Quarter Suites, Tucson Plaza and Seattle Meany Tower hotels.

    REDEPLOYMENT OF CAPITAL. The Company has historically sold and intends, if appropriate, to sell assets in the future if they exhibit limited upside potential. The Company is exploring several alternatives for its gaming assets.

DEVELOPMENT STRATEGY
    The Company may expand the number of rooms at certain high occupancy hotels and, in the future, may selectively develop new hotels in certain submarkets.

FINANCING STRATEGIES
    The Company believes that in order to continue to maximize the value of its shareholders' equity and to execute its growth strategies, it is essential to implement and periodically review a diversified financing strategy that (i) incorporates long-term, secured and unsecured corporate debt, (ii) minimizes exposure to fluctuations of interest rates, and (iii) maintains maximum flexibility to manage the Company's short-term cash needs. Furthermore, the Company believes that its capital structure will be conducive to and allow flexibility for the aggressive growth which the Company seeks to achieve.


    Management currently plans to maintain a conservative Ratio of Debt-to-Total Market Capitalization that does not exceed 50%. Upon consummation of the Offering, the Company's Ratio of Debt-to-Total Market Capitalization will be approximately 9.5%. The Company believes that a conservative leverage policy, coupled with a diversified portfolio of assets, will position the Company to access flexible and cost-efficient forms of financing in the capital markets.


IMPLEMENTATION OF STRATEGIES

    Since completing its Reorganization on January 31, 1995, the Company has implemented its acquisition and operating strategies by acquiring or agreeing to acquire approximately $65 million of upscale, full service hotels containing 854 rooms, and by planning major renovations at several of the Company's Owned Hotels, as described below:



    OMNI CHAPEL HILL. On April 6, 1995, the Company completed the acquisition and assumed management of the Omni Chapel Hill Hotel, a 168-room upscale hotel located near such stable demand generators as the University of North Carolina, Raleigh Research Triangle Park and the Duke University Medical Center. The Omni has historically experienced annual occupancy levels lower than its competitors (56% vs. 64% and 65% vs. 68% in 1993 and 1994, respectively) and management believes that this situation can be reversed given the quality of the hotel relative to the competition and the hotel's potential ability to attract a greater share of weekend demand due to its proximity to the University of North Carolina. In addition, the Company believes that the opportunity exists to increase REVPAR through increased penetration in the corporate segment of the market. This potential is evidenced by the more than 13 percent increase in REVPAR for the full array of hotels (I.E., all product types) in 1994 in the Chapel Hill-Raleigh Durham market area as compared to 1993 and a compound annual growth rate in excess of 10 percent since 1991. Consistent with the Company's acquisition strategies, management believes the purchase price of $10.5 million (approximately $64,000 per room) represents an estimated 29% discount to an estimated replacement cost (in excess of $90,000 per room) and an attractive yield of 14.3% on pro forma net cash flow for the twelve months ended March 31, 1995.


    SHERATON COLONY SQUARE. On May 22, 1995, the Company agreed to acquire and assume management of the Sheraton Colony Square, a 462-room upscale high-rise hotel with 36,000 square feet of meeting space which is part of a major mixed use development located at the center of midtown Atlanta, including 66,000 square feet of office, 140,000 square feet of service-oriented retail and 1,668 underground parking spaces. Midtown is known as the cultural center of Atlanta and contains in excess of 9 million square feet of office space, with tenants such as The Coca-Cola Company, IBM, Bell South and AT&T. The Sheraton Colony Square achieved a 67% and 72% occupancy rate and a $81 and $87 ADR in 1993 and 1994, respectively. This represented a 14% increase in REVPAR year over year. In 1994, Atlanta was ranked second out of the country's 25 largest hotel markets in REVPAR growth (7.2%) and fifth in room sales growth (11.9%). The hotel is being acquired from an insurance company which previously acquired the hotel through foreclosure. After closing, the hotel will be managed by the Company subject to a franchise agreement with Sheraton. Consistent with the Company's acquisition strategy, management believes that the purchase price of $34.0 million (approximately $74,500 per room) represents an attractive yield of 11.0% on pro forma net cash flow for the twelve months ended March 31, 1995 with the potential for increased cash flow, particularly as market demand is stimulated by Atlanta's 1996 Olympic Games. The purchase price also represents an estimated 31% discount to replacement cost of approximately $50 million. The Company believes it can enhance operating profitability through a reduction in operating expenses and the elimination of costs related to a third-party manager. The
Company expects to complete the acquisition of the Sheraton Colony Square contemporaneously with the Offering.


    EMBASSY SUITES TEMPE. On April 30, 1995, the Company agreed to acquire the Embassy Suites in Tempe, Arizona, a 224 all suite, upscale property located near Arizona State University. Tempe is an upscale section of Phoenix which in 1994 ranked number one out of the country's 25 largest markets in ADR growth (8.2%) and number one in room sales growth (13.6%). The hotel is being acquired from a liquidating publicly traded limited partnership on a privately negotiated basis. After closing, the Company intends to manage the property subject to an Embassy Suites franchise agreement. Consistent with its investment strategies, management believes the purchase price of $19.2 million (approximately $86,600 per room) represents an attractive yield of 11.9% on pro forma net cash flow for the twelve months ended March 31, 1995 and represents a 20% discount to its estimated replacement cost of $24.5 million. Because the hotel is located within close proximity of the Company's Phoenix Embassy Suites, management believes this acquisition may enhance revenues of both properties by sharing demand overflow, and may result in increased operating efficiencies. The Company expects to complete the acquisition of the Embassy Suites contemporaneously with the Offering.


    FURTHER   ACQUISITIONS.    In  addition,  the  Company  is  negotiating  the
acquisition of several hotels, including a hotel in New York, New York with in excess of 500 rooms, at a cost of approximately $40 million.


    DALLAS PARK CENTRAL HOTEL CONVERSION. In 1994, after losing its franchise affiliation due to the Company's inability to make necessary capital improvements prior to the refinancing of the Company's senior debt, the hotel's EBITDA was negative $165,000 and its occupancy fell to 42%. For the twelve months ended March 31, 1995, the hotel had negative cash flow of $445,000 which is a reduction of the Company's Funds from Operations. With proceeds of the
Offering, the Company plans to commence a $3.7 million major renovation and conversion of the Park Central Hotel to a Radisson. The 445-room high-rise hotel is located in North Dallas. Room sales in Dallas increased at double digit rates in 1994 fueled by increases in both ADR (5.4%) and occupancy (5.0%). Historically, when maintained in better condition and with the benefits of a national affiliation, the property generated EBITDA in excess of $1.0 million. Management believes upgrading the rooms and public space, combined with the Radisson national franchise affiliation and reservation services, will enable the hotel to increase its REVPAR and EBITDA towards its historical levels. Upon completion of the Offering, the Company plans to terminate the hotel's existing third-party manager, assume operations and complete the renovations.

    RIVERSIDE INN RENOVATION. The Company has planned an approximately $1 million renovation scheduled to begin in November 1995 with proceeds of the Offering. The 137-room Riverside Inn is located in downtown Portland, Oregon, and is currently considered a mid-scale property. Due to the current disparity in average rates between the mid-scale and upscale segments in the Portland market, management believes that a repositioning of the property to the lower end of the upscale market should result in significant increases of REVPAR and EBITDA. In addition, such repositioning would facilitate affiliation with a national franchise if appropriate.



    FRENCH QUARTER SUITES REAFFILIATION. This 155-room upscale hotel is located in Lexington, Kentucky. With proceeds of the Offering, the Company intends to implement a substantial refurbishment which will enable the property to franchise with a national all suites franchise system. Franchises currently under consideration by management include Embassy Suites, Doubletree Suites and Marriott Suites. Management believes this refurbishment, combined with a franchise affiliation, will enable the hotel to increase its REVPAR and EBITDA.


    OTHER MINOR IMPROVEMENTS. In addition to the major capital renovations described above, the Company will reserve a portion of the Offering proceeds to complete other refurbishments of the Company's hotels, primarily those located in the Western United States. The Company intends to upgrade and improve the exterior facade and public areas of these hotels, including landscaping, exterior lighting, and exterior building treatments. The Company believes that such improvements will enhance curb appeal and help to attract additional transient guests. In addition, the Company intends to reappoint rooms where such upgrades will enhance the competitive position of the properties. These minor improvements are expected to result in improved portfolio performance.


    ELIMINATION OF THIRD-PARTY MANAGERS. Consistent with the Company's strategy of self-management, the Company intends to terminate as soon as practicable the seven remaining third-party management contracts on its existing and newly acquired hotels. Of such management contracts, all but one may be terminated in 1995. The management contracts are all subject to certain performance standards. The Company has been and is assuming management of those properties which were or are managed by third parties. Management expects to open an Atlanta office during the second quarter of 1995, the cost of which has been included in calculated pro forma general and administrative expenses.



    IMPROVEMENTS TO ASSETS ACQUIRED IN REORGANIZATION. Consistent with the Company's acquisition strategy, each of the Owned Hotels which the Company acquired pursuant to the Reorganization, as well as each of the Hotel Assets securing the Mortgage Note Receivables which the Company acquired pursuant to the Reorganization, are upscale hotels and well positioned in relatively attractive markets. Such Owned Hotels were acquired during late 1993 and 1994 by Starwood Capital using a variety of techniques for gaining control of the properties, such as: the acquisition of debt at a discount followed by the purchase of the equity; acquisition at a courthouse foreclosure sale; negotiated acquisition from a bank which previously foreclosed on the asset; and the acquisition from an insurance company of a money-losing hotel which had previously lost its franchise affiliation. Each hotel was acquired during a period of operational disruption from owners inexperienced in hotel operation, and the Company has controlled these properties for a limited time. Nevertheless, REVPAR and EBITDA increased by 13.1% and 85.5%, respectively, at these properties during the first quarter of 1995 over the corresponding quarter of 1994.



    Upon completion of the Offering, the Company may attempt to acquire two Note Hotels which secure Mortgage Note Receivables which the Company acquired pursuant to the Reorganization. The Ramada Suites in Secaucus, New Jersey, is an eight-story, 151 all suites hotel built in 1990 which is located near the New Jersey Meadowlands complex. The Quality Inn is a 203-room high-rise hotel located approximately two blocks from the Trump Taj Mahal and the Resorts International Casinos in Atlantic City, New Jersey. The Company is currently pursuing the acquisition of other hotel first mortgages as a strategy to acquire fee interests in upscale and mid-scale hotel properties which meet the Company's acquisition criteria. See "-- Acquisition Strategies."

STARWOOD CAPITAL

    Starwood Capital was formed to identify and acquire real estate related assets on behalf of its principals, employees and investors. These initial investors primarily included several private families each with a net worth exceeding $100 million. Today, Starwood Capital manages in excess of $575 million on behalf of its principals, employees, twelve domestic and international high net worth families and three of the ten largest U.S. corporate pension funds. Starwood Capital has become one of the most active opportunistic buyers of real estate assets in the United States.

    Each of the Company's pending and completed acquisitions was identified by Starwood Capital, which will continue to assist the Company in identifying and structuring opportunistic hotel acquisitions and in accessing alternative sources of potentially lower cost capital, such as secured and unsecured corporate debt.

    Starwood Capital and its predecessor ("Starwood") have previously implemented aggressive acquisition strategies with respect to various recovering real estate asset classes. For example, in 1991, Starwood recognized improving trends in the United States multi-family markets, which, like the hotel industry today, included dramatic reductions in the growth of new supply, increasing demand, the ability to acquire assets at significant discounts to replacement cost, and ultimately increasing rents, industry profitability and property values. Between 1992 and 1993, Starwood was one of the most active multi-family buyers in the United States, aggressively acquiring approximately 6,000 properties throughout the United States in 23 separate transactions. Starwood contributed substantially all of such portfolio at the initial public offering of Equity Residential Properties Trust, a New York Stock Exchange listed company ("EQR"), and at the consummation of the EQR offering was the second largest equity holder. Mr. Sternlicht is a member of the Board of Directors of EQR. Starwood utilized similar investment techniques in acquiring multi-family properties as it has used in acquiring hotels.


    In addition to its hotel and multi-family investment activities, Starwood has acquired interests in nine single family land developments, seven office buildings and two industrial properties through 80 separate transactions. In total, Starwood has acquired in excess of $1.25 billion (at cost) of real estate-related assets and has produced substantial returns for its investors. There can be no assurance that Starwood will continue to achieve substantial returns on its investments.


                            BUSINESS AND PROPERTIES
THE HOTEL INDUSTRY

    The hotel industry, which is one of the most management intensive sectors of the real estate industry, has been characterized over the last 15 years by increased product segmentation and by greater marketing and cost control sophistication. However, even as the importance of sophisticated management has grown, it has continued to be common in the industry for hotel owners to rely on fee-oriented third parties to manage their hotels. The Company believes that, as an integrated owner/operator focused on maximizing long-term operating profits and asset values, rather than maximizing fees, it will distinguish itself from owners who rely on third-party managers.

    The hotel industry is now recovering from severe disparity in the growth of supply and demand that produced decreases in real ADRs, widening losses, and numerous hotel failures. The rapid rise in room supply that occurred throughout the 1980s drove ADRs and ultimately industry profitability downward; however, 1993 marked the reversal of this trend and real ADRs have been rising since that time, as shown below.
EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

     HOTEL INDUSTRY PROFITABILITY AND ROOM SUPPLY 1983-1994
                                                                   Aggregate Profits &
                                                                            Losses for
Year                                                                            Hotels    Room Supply
1982                                                                        $2,500,000           2372
1983                                                                         1,900,000           2400
1984                                                                         1,700,000           2436
1985                                                                           100,000           2504
1986                                                                          -900,000           2587
1987                                                                        -1,100,000           2685
1988                                                                        -1,300,000           2797
1989                                                                        -2,100,000           2898
1990                                                                        -5,700,000           2997
1991                                                                        -2,800,000           3071
1992                                                                                 0           3111
1993                                                                         2,400,000           3142
1994                                                                         4,600,000           3186

     HOTEL INDUSTRY PROFITABILITY AND ROOM SUPPLY 1983-1994
                                                                                               AVERAGE ADR
                                                                                % Change       GROWTH ????
Year                                                                    Year      in ADR       ROOM SUPPLY
1982                                                                    1982
1983                                                                    1983  $2,000,000             28000
1984                                                                    1984   2,500,000             36000
1985                                                                    1985   1,120,000             68000
1986                                                                    1986   1,280,000             83000
1987                                                                    1987     -90,000             98000
1988                                                                    1988     -60,000            111000
1989                                                                    1989   1,140,000            100415
1990                                                                    1990  -2,380,000            102935
1991                                                                    1991  -3,600,000             75096
1992                                                                    1992  -1,620,000             41455
1993                                                                    1993    -390,000             32559
1994                                                                    1994     910,000             43845


          Source:_ Smith Travel
Research/________________________________________________________________
________________________________________________________________Source:_Smith
Travel Research


             Laventhol Horwath

    The oversupply in the hotel industry resulted from special circumstances in the early 1980s, including readily available financing and tax incentives which were favorable for the development of new hotels. Market conditions in terms of occupancy, ADR and demand growth based upon projected national economic expansion supported the cost of new development. However, the greatest contributors to new hotel development were readily available financing from a recently deregulated banking industry and certain tax incentives prior to the Tax Reform Act of 1986 which were not dependent upon the financial success of the underlying asset. In the late 1980s, equity financing sources became scarce due to the changes in the tax law and the withdrawal of traditional lending sources. Between 1991 and 1994, new hotel room supply has increased at an annual rate of only 1.2%, as shown below.


    Historically, demand for hotel rooms has depended upon the overall health of the national economy as measured by Gross Domestic Product ("GDP") and employment. During the 1980s, demand for rooms grew steadily; however, room demand fell sharply as the national economy entered a recession in 1990. Compound annual growth in GDP averaged only 1.4% from 1989 to 1992, and unemployment increased from 5.3% to 7.4%. The weak overall economy resulted in lower individual wages and reduced corporate profits and inhibited both individual and corporate travel. Coupled with the effects of the Gulf War conflict in 1991, these factors contributed to an industry-wide hotel occupancy rate of 60.8%, the lowest rate in more than a decade. Since early 1992, the economy has rebounded, compound annual growth in GDP has averaged 3.6%, and by 1994, industry-wide occupancy has risen to 65.2%. The positive effects of minimal new room supply and steadily increasing demand over the last three years upon occupancy and ADR is shown in the tables below.


    If the trends shown were to continue, the Company believes that further increases in ADR and occupancy would result.
EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

               SUPPLY AND DEMAND GROWTH                                                 AVERAGE OCCUPANCY
                                 Room Supply      Room Demand
                                           %                %                  YEAR                         %                  YEAR
1990                                    3.55             2.17                  1990                      62.3                  1990
1991                                     2.5            -0.24                  1991                      60.6                  1991
1992                                    1.35             3.08                  1992                      61.7                  1992
1993                                    1.04             3.32                  1993                        63                  1993
1994                                    1.39              4.5                  1994                        65                  1994

             AVERAGE DAILY RATE

                                 $
1990                         58.45
1991                         58.81
1992                         59.64
1993                         61.67
1994                         64.09


Source: Smith Travel Research


THE HOTEL ASSETS

    The Hotel Assets consist of a diversified portfolio located throughout the United States and represent several industry segments and numerous franchise affiliations. Although the Company intends to focus its future growth primarily in the upscale and mid-scale segments, the Company has investments in upscale, mid-scale, economy and gaming properties. The Hotel Assets are located near a variety of demand generators, including major employment centers, universities, airports, and tourist-oriented markets with convenient access to interstate highways, airports and rail transportation.

OWNED HOTELS

    The table on the following page sets forth certain summary information regarding the Owned Hotels.

                                                                                            FOR THE YEAR ENDED DECEMBER 31,
                                                                                       ------------------------------------------
                                                                                                                        OCCUPANCY
                                                                                                     ADR                    %
                                                                                       -------------------------------  ---------
HOTEL                    LOCATION             # OF ROOMS   YEAR OPENED  YEAR ACQUIRED    1992       1993       1994       1992
- -----------------------  -------------------  -----------  -----------  -------------  ---------  ---------  ---------  ---------
UPSCALE:
Embassy Suites.........  Phoenix, AZ                 227         1981          1983    $   70.63  $   74.04  $   80.23       68.1
Embassy Suites(1)......  Tempe, AZ                   224         1984          1995        72.93      76.24      83.37       75.5
Doubletree(2)..........  Rancho Bernardo, CA         209         1988          1995        63.77      63.62      65.68       60.3
Capitol Hill
 Suites(2).............  Washington, DC              152         1981          1995        84.93      89.60      91.93       52.9
Radisson Hotel.........  Gainesville, FL             195         1974          1986        57.07      56.63      59.89       55.1
Sheraton Colony
 Square(1)(2)..........  Atlanta, GA                 462         1973          1995        77.88      81.47      86.57       66.4
Harvey Wichita(3)(2)...  Wichita, KS                 259         1974          1995        57.10      43.92      50.62       54.4
French Quarter
 Suites(2).............  Lexington, KY               155         1989          1995        77.07      81.64      84.40       51.2
Omni Chapel Hill.......  Chapel Hill, NC             168         1981          1995        59.94      63.10      74.54       48.9
Omaha Marriott(4)......  Omaha, NE                   303         1982          1982        82.57      82.56      87.21       70.8
Milwaukee
 Marriott(5)...........  Milwaukee, WI               393         1972          1990        69.63      71.99      67.91       58.2
Residence Inn..........  Tysons Corner, VA            96         1984          1984        97.63     103.07      99.68       84.1
                                                   -----                               ---------  ---------  ---------  ---------
   SUBTOTAL/WEIGHTED AVERAGE                       2,843                               $   71.85  $   72.92  $   76.56       62.3
                                                   -----                               ---------  ---------  ---------  ---------
                                                   -----                               ---------  ---------  ---------  ---------
MID-SCALE:
Plaza Hotel(6).........  Tucson, AZ                  149         1971          1983    $   47.22  $   45.05  $   46.12       63.6
Holiday Inn............  Albany, GA                  151         1989          1989        55.00      56.96      56.06       74.0
Best Western
 Riverfront(2).........  Savannah, GA                142         1971          1986        43.40      46.21      47.27       55.2
Bay Valley Resort......  Bay City, MI                151         1973          1984        65.33      66.39      62.22       53.8
Best Western Airport
 Inn(6)................  Albuquerque, NM             123         1980          1984        50.90      52.38      54.45       76.1
Best Western Mesilla
 Valley Inn............  Las Cruces, NM              166         1974          1982        40.41      41.67      42.74       58.4
Best Western
 North(2)..............  Columbus, OH                180         1974          1992        41.61      42.12      42.34       72.1
Riverside Inn..........  Portland, OR                137         1964          1984        62.42      63.96      64.69       78.5
Dallas Park
 Central(2)(6).........  Dallas, TX                  445         1972          1972        61.91      62.34      59.97       58.8
Best Western Airport...  El Paso, TX                 175         1974          1985        34.67      35.56      34.76       73.9
Meany Tower Hotel......  Seattle, WA                 155         1932          1984        81.04      76.29      70.47       59.0
Sixth Avenue Inn(6)....  Seattle, WA                 166         1959          1984        73.14      72.37      70.04       57.1
WestCoast Tyee Hotel...  Olympia, WA                 155         1961          1987        54.79      56.28      60.63       66.6
                                                   -----                               ---------  ---------  ---------  ---------
   SUBTOTAL/WEIGHTED AVERAGE                       2,295                               $   55.42  $   55.83  $   55.09       64.2
                                                   -----                               ---------  ---------  ---------  ---------
                                                   -----                               ---------  ---------  ---------  ---------
ECONOMY:
Vagabond Inn(7)........  Rosemead, CA                102         1974          1974    $   37.06  $   38.14  $   37.47       52.5
Vagabond Inn(7)........  Sacramento, CA              108         1975          1975        51.48      52.17      55.89       67.4
Vagabond Inn(7)........  Woodland Hills, CA          101         1973          1973        42.15      43.68      46.72       69.1
Days Inn...............  Portland, OR                173         1962          1984        60.31      57.50      53.12       60.1
Days Inn Towne
 Center(6).............  Seattle, WA                  90         1957          1984        60.81      60.85      60.99       70.6
                                                   -----                               ---------  ---------  ---------  ---------
   SUBTOTAL/WEIGHTED AVERAGE                         574                               $   51.40  $   51.15  $   50.97       63.4
                                                   -----                               ---------  ---------  ---------  ---------
                                                   -----                               ---------  ---------  ---------  ---------
GAMING:
Bourbon Street Hotel &
 Casino................  Las Vegas, NV               150         1964          1988    $   30.24  $   31.63  $   32.89       86.5
King 8 Gambling Hall
 Hotel/Casino..........  Las Vegas, NV               300         1974          1988        25.23      29.46      32.80       75.3
                                                   -----                               ---------  ---------  ---------  ---------
   SUBTOTAL/WEIGHTED AVERAGE                         450                                   26.90      30.18      32.83       79.0
                                                   -----                               ---------  ---------  ---------  ---------
                                                   -----                               ---------  ---------  ---------  ---------
   TOTAL/WEIGHTED AVERAGE                          6,162                               $   60.54  $   61.41  $   62.99       64.3
                                                   -----                               ---------  ---------  ---------  ---------
                                                   -----                               ---------  ---------  ---------  ---------


                                                           REVPAR
                                               -------------------------------
HOTEL                      1993       1994       1992       1993       1994
- -----------------------  ---------  ---------  ---------  ---------  ---------
UPSCALE:
Embassy Suites.........       71.9       75.6  $   48.08  $   53.20  $   60.63
Embassy Suites(1)......       81.7       82.8      55.05      62.29      68.99
Doubletree(2)..........       60.8       65.6      38.45      38.68      43.09
Capitol Hill
 Suites(2).............       63.3       64.1      44.96      56.72      58.93
Radisson Hotel.........       62.2       59.4      31.46      35.21      35.57
Sheraton Colony
 Square(1)(2)..........       67.4       72.4      51.71      54.91      62.64
Harvey Wichita(3)(2)...       58.6       57.7      31.06      25.74      29.21
French Quarter
 Suites(2).............       71.5       69.4      39.44      58.37      58.57
Omni Chapel Hill.......       52.7       64.8      29.31      33.25      48.28
Omaha Marriott(4)......       76.0       76.2      58.46      62.75      66.42
Milwaukee
 Marriott(5)...........       54.5       69.8      40.50      39.24      47.42
Residence Inn..........       78.2       83.0      82.07      80.55      82.70
                         ---------  ---------  ---------  ---------  ---------
   SUBTOTAL/WEIGHTED AV       65.9       70.1  $   44.75  $   48.03  $   53.65
                         ---------  ---------  ---------  ---------  ---------
                         ---------  ---------  ---------  ---------  ---------
MID-SCALE:
Plaza Hotel(6).........       74.5       77.1  $   30.04  $   33.54  $   35.58
Holiday Inn............       73.6       78.9      40.72      41.92      44.23
Best Western
 Riverfront(2).........       54.6       56.9      23.95      25.23      26.92
Bay Valley Resort......       52.1       63.5      35.17      34.62      39.53
Best Western Airport
 Inn(6)................       80.2       86.4      38.72      41.98      47.02
Best Western Mesilla
 Valley Inn............       70.6       71.2      23.58      29.44      30.42
Best Western
 North(2)..............       66.2       70.3      30.00      27.88      29.76
Riverside Inn..........       78.5       78.1      49.02      50.21      50.49
Dallas Park
 Central(2)(6).........       62.4       42.3      36.40      38.89      25.37
Best Western Airport...       70.3       80.4      25.60      25.01      27.96
Meany Tower Hotel......       61.5       71.2      47.78      46.92      50.14
Sixth Avenue Inn(6)....       61.7       75.1      41.78      44.67      52.57
WestCoast Tyee Hotel...       61.8       57.4      36.49      34.78      34.78
                         ---------  ---------  ---------  ---------  ---------
   SUBTOTAL/WEIGHTED AV       66.0       66.3  $   35.60  $   36.86  $   36.53
                         ---------  ---------  ---------  ---------  ---------
                         ---------  ---------  ---------  ---------  ---------
ECONOMY:
Vagabond Inn(7)........       43.7       38.8  $   19.46  $   16.68  $   14.53
Vagabond Inn(7)........       58.5       62.5      34.68      30.49      34.93
Vagabond Inn(7)........       58.3       69.0      29.13      25.44      32.26
Days Inn...............       63.2       70.6      36.25      36.32      37.51
Days Inn Towne
 Center(6).............       75.3       79.4      42.96      45.81      48.40
                         ---------  ---------  ---------  ---------  ---------
   SUBTOTAL/WEIGHTED AV       59.9       64.5  $   32.57  $   30.62  $   32.89
                         ---------  ---------  ---------  ---------  ---------
                         ---------  ---------  ---------  ---------  ---------
GAMING:
Bourbon Street Hotel &
 Casino................       92.2       90.1  $   26.15  $   29.16  $   29.62
King 8 Gambling Hall
 Hotel/Casino..........       82.0       81.6      18.99      24.15      26.76
                         ---------  ---------  ---------  ---------  ---------
   SUBTOTAL/WEIGHTED AV       85.4       84.4      21.25      25.77      27.71
                         ---------  ---------  ---------  ---------  ---------
                         ---------  ---------  ---------  ---------  ---------
   TOTAL/WEIGHTED AVERA       66.8       69.2  $   38.95  $   41.01  $   43.01
                         ---------  ---------  ---------  ---------  ---------
                         ---------  ---------  ---------  ---------  ---------


- -----------------

(1)  Acquisition of this hotel is pending.

(2) This hotel is currently managed by third parties. The Corporation intends to terminate these management arrangements by the end of 1995. See "Business and Properties--Operations."


(3) Starwood Capital has guaranteed that the cash flow of this hotel (which is defined for purposes of the guarantee as gross revenues (on a cash basis) received by the Operating Partnership from the hotel, less management fees and capital expenditures of the hotel) will be at least $700,000 in the first year after January 1, 1995, $800,000 in the second year and $900,000 in the third year, with such cash flow in excess of those amounts being applied to reduce the guaranteed amounts in later years.



(4)  The Trust owns a 5% general partnership interest in this hotel.

(5) The Corporation owns a 51% general partnership interest in this hotel and, following the Offering, the Trust will hold $27.2 million in first mortgages on this hotel.



(6) These hotels are owned subject to ground leases expiring between 1997 through 2029.


(7) These hotels are leased to a third party and are the only existing hotel assets not leased to the Corporation.


    For 1994 compared to 1993, the average occupancy rate of the Owned Hotels increased from 66.8% to 69.2%; average ADR increased from $61.41 to $62.99; and average REVPAR increased from $41.01 to $43.59. For the twelve months ended March 31, 1995, the Company derived 88% of total gross revenues for the Owned Hotels from the upscale and mid-scale market segments.


MORTGAGE NOTE RECEIVABLES


    The  Company owns  13 performing  mortgage notes  secured by  15 hotels. The
following  table  summarizes  information   pertaining  to  the  Mortgage   Note
Receivables and the hotels securing the notes:


                      MORTGAGE NOTES/HOTELS SECURING NOTES


                                                                                            FOR THE YEAR ENDED DECEMBER 31, 1994
                                                                                           --------------------------------------
                                                      MORTGAGE NOTES
                                 --------------------------------------------------------          HOTELS SECURING NOTES
                                  3/31/95          STATED           3/31/95                --------------------------------------
                                  BALANCE         INTEREST         BASIS(1)    MATURITY       ADR       OCCUPANCY       REVPAR
                                 ---------  ---------------------  ---------  -----------  ---------  --------------  -----------
Harvey Hotel--Addison(3).......  10,472,433             8.0%       7,426,361   12/31/02    $   64.90         78.6%     $    51.00
Harvey Bristol
 Suite--Dallas(3)..............  16,796,557             8.0%       11,870,769  12/31/02        85.00         79.4           67.50
Harvey Hotel--DFW(3)...........  25,949,135             8.0%       18,465,418  12/31/02        73.60         81.1           59.70
Quality Inn--Atlantic City.....  11,412,358      80% X Prime       4,238,717    10/1/10        66.50         60.8           40.40
Ramada Suites--Secaucus........  12,447,783     LIBOR + 1.25%      7,993,315    9/1/99          91.38       72.4           66.16
Other Seller Financing(2)......  12,583,925            9.6       % 12,583,925  3/31/00          41.90       52.0           21.80
                                 ---------                         ---------               ---------         ---      -----------
Total/Wtd. Avg.................  89,662,191                        62,578,505              $    71.84       72.6    % $    53.27
                                 ---------                         ---------               ---------         ---      -----------
                                 ---------                         ---------               ---------         ---      -----------


- -----------------
(1)  Represents the Company's carrying value as of 3/31/95.

(2) Total and weighted averages for eight notes secured by 10 hotels (see "--Seller Financing").

(3)  Notes are cross-collateralized and cross-defaulted.

ATLANTIC CITY QUALITY INN/SECAUCUS RAMADA SUITES


    The Atlantic City and Secaucus mortgage note receivables are secured by a mid-scale and an upscale hotel, respectively, control of which the Company may obtain in the future. The underlying assets are well located, fundamentally sound hotel properties that are overleveraged as a result of indebtedness incurred during the 1980s, which debt the Company acquired at a discount from par in the Reorganization. The note on the Atlantic City Quality Inn is a tax-exempt note issued by a municipal authority.


HARVEY NOTES


    The Harvey mortgage note receivables are cross-collateralized and cross-defaulted and the related collateral are very high quality assets. The Harvey Notes have EBITDA interest coverage exceeding 2:1, and are guaranteed by several individuals whose certified financial statements indicate combined net worths exceeding $50 million. These notes amortize over a 15-year life and mature in 2002. The Company acquired these notes in the Reorganization at a discount to par, and believes that there is a high likelihood that these notes may be repaid prior to maturity. Furthermore, the Company believes that there is an active secondary market for quality mortgages of this type which may represent an opportunity to redeploy the Company's capital with higher expected returns.


SELLER FINANCING


    The Company has historically provided seller financing as a means of disposing of low growth, limited upside hotels. The current portfolio of seller notes is comprised of seven first mortgages and one second mortgage. All notes are currently performing and the Company's collection ratio has historically been in excess of 90%, despite the generally high leverage ratio of seller financing.

INDUSTRY SEGMENTATION

    The Company segments the hotel industry into the following categories: luxury, upscale, mid-scale, budget, economy and gaming. These segments and the Company's involvement in each are described below:


    LUXURY.    The  luxury  segment  generally  includes  such  chains  as  Ritz
Carlton-TM-, Four Seasons-TM- and Regent-TM-. The Company believes luxury properties generally have the highest replacement cost, generate the highest ADRs, have the highest fixed costs and are the most cyclical of all hotel segments. While these assets can generally be acquired in today's environment at substantial discounts to replacement cost and do enjoy high barriers to new supply, the Company believes the high-profile nature of such properties and their current investment appeal as trophy properties make them difficult to acquire at attractive current or projected EBITDA multiples. According to Smith Travel and Coopers & Lybrand, this segment comprises only 13% of total industry rooms with an average ADR and occupancy of $109.83 and 72.0%, respectively, for the year ended December 31, 1994. The Company does not currently own any luxury properties.



    UPSCALE.    Upscale   hotel  chains   generally  include   such  chains   as
Marriott-TM-, Embassy Suites-TM-, Radisson-TM-, Sheraton-TM-, Omni-TM-, Doubletree-TM-, Crowne Plaza-TM-,and, at the highest end of this segment, Hyatt-TM- and Westin-TM-. The Company believes this is generally the most attractive segment in which to own, operate and acquire hotels. These properties are predominantly full service, operationally more complex, more expensive to build and hence enjoy stronger barriers to new supply and are generally more desirable than economy, budget and mid-scale properties.


    The Company believes minimal construction is occurring in this industry segment, while demand is increasing. The Company also believes that upscale hotel properties can generally be purchased at significant discounts to replacement cost, and in general at greater discounts than mid-scale, economy and budget hotels. The Company also believes that it is difficult to justify the cost of new construction of an upscale hotel in a submarket where competitive properties are trading for significant discounts to replacement cost. The demand profile of this segment is also attractive. These types of properties largely cater to business travelers, who the Company believes may be less price sensitive, more predictable, and hence more desirable customers than the transient/leisure travelers. According to Smith Travel and Coopers & Lybrand, upscale hotels comprise approximately 24% of all rooms in the United States with an average ADR and occupancy of $74.32 and 68.0%, respectively, for the year ended December 31, 1994.


    The Company believes that each of the Owned Hotels contributed to the Company by Starwood Capital in the Reorganization may be classified as an upscale hotel. In addition, each hotel acquired or expected to be acquired since the Reorganization (I.E., the Omni Chapel Hill, the Tempe Embassy Suites and the Sheraton Colony Square) may be classified as an upscale hotel. The Company believes 46% of the Owned Hotels' rooms fall within this segment with an average ADR and occupancy of $76.56 and 70.1%, respectively, for the year ended December 31, 1994. The Company expects to increase this upscale room share as it continues implementing its acquisition strategy.



    MID-SCALE. Mid-scale hotel chains generally include such chains as Holiday Inn-TM-, Hampton Inn-TM-, Ramada Inn-TM-, Courtyard-TM- and higher quality Best Westerns-TM-. These hotels generally include both full and limited service facilities, have moderate barriers to new supply, are generally less operationally complex than upscale properties (particularly in the case of limited service facilities), are somewhat cheaper and easier to plan and construct than upscale hotels, and cater to both business and leisure customers. The Company believes that this segment is experiencing minimal new construction in its full service component, but moderate growth in new supply in the limited service component. In general, these assets can be purchased for smaller discounts to replacement cost than upscale properties. According to Smith Travel and Coopers & Lybrand, the mid-scale segment comprises approximately 27% of all rooms in the United States with an average ADR and occupancy of $56.78 and 65.3%, respectively, for the year ended December 31, 1994.



    The Company believes 37% of the Owned Hotels' rooms fall in this category, with an average ADR and occupancy of $55.09 and 66.3%, respectively, including several independent hotels which the Company believes may affiliate with mid-scale chains. In its acquisition strategy, the Company has targeted this segment albeit with less emphasis than the upscale segment.

    BUDGET AND ECONOMY SEGMENTS. These segments include such chains as Days Inn, Shoney's Inn, Fairfield Inn, Super 8, Knights Inn, Motel 6, Red Roof Inn and Budgetel. They are generally limited service, the lowest in operational complexity and have the lowest barriers to new supply. The Company believes these segments are experiencing the highest levels of new construction in the industry. The Company believes these levels of new supply, if demand growth slows, may eventually place downward pressures on REVPAR and profitability for these hotels. Furthermore, the Company believes that average prices paid for hotels in these segments are approaching estimated replacement costs which may make new development appear to be an attractive alternative investment to the purchase of existing properties. The Company believes that these assets typically have the lowest level of operating leverage and exhibit lower construction quality and hence more rapid deterioration than higher end properties. According to Smith Travel and Coopers & Lybrand, the economy and budget segments comprise approximately 17% and 20% of all rooms, respectively, with average ADRs of $44.21 and $33.99, respectively, and occupancies of 62.1% and 61.6%, respectively, for the year ended December 31, 1994.


    Prior to the Offering, the Company has sold 12 hotels in past 3 years which operate primarily in these segments. The Company believes only 9% of the Owned Hotels' rooms currently fall within these segments and does not intend to acquire budget or economy hotels.



    GAMING. The Company owns two fee simple interests in gaming hotels which comprise approximately 7% of the total rooms in the Company's portfolio. Both properties are located in Las Vegas and target local customers, tourists and, at the King 8 Hotel (which features 280 available semi-trailer parking spaces), truckers. Both properties attract customers through their casual, friendly environment, low-priced food and wide variety of popular slot machines. Combined, the properties contained approximately 21,500 square feet of gaming space. The King 8 is located on approximately 20 acres of land (including eight acres of undeveloped land) approximately 1,000 yards from the new 5,000-room MGM Grand Hotel. The Company intends to explore various strategic alternatives with regard to its gaming assets designed to minimize the Company's exposure to this segment.


    The following table summarizes certain information with respect to the distribution of the Owned Hotels within the three primary market segments:


                                                                    FOR THE 12 MONTHS ENDED MARCH
                                                                               31, 1995
                                                                   --------------------------------
                                          NUMBER        NUMBER       PRO FORMA        % OF TOTAL
MARKET SEGMENT                           OF HOTELS     OF ROOMS    GROSS REVENUES   GROSS REVENUES
- -------------------------------------  -------------  -----------  --------------  ----------------
Upscale..............................           12         2,843    $ 83,653,565          57.3%
Mid-scale............................           13         2,295      44,273,677          30.3%
Economy..............................            5           574       8,931,077           6.1%
Gaming...............................            2           450       9,145,376           6.3%
                                                --
                                                           -----   --------------        -----
    Total............................           32         6,162    $146,003,695         100.0%
                                                --
                                                --
                                                           -----   --------------        -----
                                                           -----   --------------        -----


HOTEL OPERATING LEVERAGE


    Because a large percentage of hotel costs are fixed, hotels generally possess significant operating leverage. Operating leverage enables a property to increase profits more rapidly than revenues, and to increase profit margins as revenues rise. According to PKF Consulting Trends in the Hotel Industry hotel income in 1992 and 1993 grew more rapidly than room sales, as shown on the graph on the following page.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

            ROOM REVENUES   OPERATING INCOME
                         $                  $
1991                    -3                -10
1992                   2.2               10.4
1993                   4.2               11.3
1991                     3               -0.9
1992                   4.7                8.9
1993                     3               11.1

                       Source: PKF Consulting, Trends in
                               the Hotel Industry

    In general, upscale and mid-scale hotels generally possess greater fixed costs and therefore greater operating leverage than lower scale hotels. Because 83% of the Company's Owned Hotel rooms fall in the upscale and mid-scale segments, and because management intends to continue to acquire additional hotels in these segments, management believes its portfolio is well positioned to improve cash flow and margins as its revenues increase.

GEOGRAPHIC DIVERSIFICATION

    The geographic distribution of the Hotel Assets throughout the United States reflects the Company's belief that geographic diversification, especially with respect to hotels, helps to insulate the portfolio from local market fluctuations that are typical for the hotel industry.

    The following table summarizes certain information with respect to the distribution of the Hotels throughout the United States:


                                                                          NUMBER        NUMBER         % OF
STATE                                                                    OF ASSETS     OF ROOMS     TOTAL ROOMS
- ---------------------------------------------------------------------  -------------  -----------  -------------
Texas................................................................            6         2,058         21.8%
Georgia..............................................................            6         1,233         13.1
California...........................................................            6           720          7.6
Florida..............................................................            3           628          6.7
Arizona..............................................................            3           600          6.4
Washington...........................................................            4           566          6.0
Nevada...............................................................            2           450          4.8
Wisconsin............................................................            1           393          4.2
New Jersey...........................................................            2           354          3.8
Oregon...............................................................            2           310          3.3
North Carolina.......................................................            2           306          3.2
Nebraska.............................................................            1           303          3.2
New Mexico...........................................................            2           289          3.1
Kansas...............................................................            1           259          2.7
Missouri.............................................................            1           237          2.5
Ohio.................................................................            1           180          1.9
Kentucky.............................................................            1           155          1.6
Washington, D.C. ....................................................            1           152          1.6
Michigan.............................................................            1           151          1.6
Virginia.............................................................            1            96          1.0
                                                                                --
                                                                                           -----        -----
    Totals...........................................................           47         9,440        100.0%
                                                                                --
                                                                                --
                                                                                           -----        -----
                                                                                           -----        -----

NATIONAL FRANCHISE AFFILIATIONS

    The Company generally believes that franchise affiliations provide certain advantages to hotels. Such advantages include brand recognition access to national reservations systems, national direct sales efforts and national volume purchasing agreements, and technical and business assistance. Thirty-six of the Company's hotel properties are represented by a national or regional franchise system. The use of multiple franchise systems provides the Company with further diversification, less dependence on the continued popularity of one brand and less vulnerability to new requirements of any individual franchise system. The Company expects to focus its franchise affiliations on upscale and mid-scale hotel chains. The following chart summarizes certain information with respect to the franchise affiliations of the Owned Hotels:


                                                                             12 MONTHS
                                                                NUMBER     ENDING 3/31/95        % OF
FRANCHISE SYSTEMS                                              OF ROOMS    GROSS REVENUES   GROSS REVENUES
- ------------------------------------------------------------  -----------  --------------  -----------------
Marriott....................................................         696    $ 25,465,836           17.1%
Sheraton....................................................         462      16,594,987           11.1
Embassy Suites..............................................         451      13,131,850            8.8
Best Western................................................         786      12,210,533            8.2
Radisson....................................................         640       9,089,427            6.1
Days Inn....................................................         263       5,904,993            4.0
Omni........................................................         168       4,771,197            3.2
Harvey......................................................         259       4,429,749            3.0
West Coast..................................................         155       4,226,464            2.8
Double Tree.................................................         209       3,958,817            2.7
Residence Inn...............................................          96       3,120,770            2.1
Vagabond....................................................         311       3,026,084            2.0
Holiday Inn.................................................         151       2,919,788            2.0
                                                                   -----   --------------           ---
    Subtotal................................................       4,647    $108,850,495           73.1%
                                                                   -----   --------------           ---
                                                                   -----   --------------           ---


OPERATIONS

    The Company employs over 2,200 on-site personnel and an aggregate of 20 corporate staff with expertise in all facets of hotel operations, including operations, marketing, facilities management, management, accounting, acquisitions, human resources, management information systems and other areas.


    LEASES. All but three of the Realty Partnership's Owned Hotels are leased to the Operating Partnership or HI Nevada. Each of the leases between the Realty Partnership and the Operating Partnership (the "Intercompany Leases") provide for the lessee's payment of annual minimum rent in a specified amount plus additional rent based on a percentage of the gross revenues (or items thereof) of the leased property. The Intercompany Leases existing in December 1992 were amended and restated at such time and have an average term of seven years. The Intercompany Leases are "triple-net"--I.E., the lessee is generally responsible for paying all operating expenses of the hotel property, including maintenance and repair costs, insurance premiums and real estate and personal property taxes, and for making all rental and other payments required pursuant to any underlying ground lease. The lessee is also generally responsible for any payments required pursuant to underlying ground leases. As lessee, the Operating Partnership retains all of the profits, net of rents and other expenses, and bears all risk of losses, generated by the hotel property's operations.



    In addition to the Intercompany Leases to the Corporation, the Realty Partnership's three Vagabond Inns are leased to a third party. The leases expire in 1999, 2007 and 2008. The lease expiring in 1999 has options to extend the term of the lease for two additional five year periods. Each of these leases provides for the payment of percentage rent equal to 26% of room revenues against specified minimum rents. The leases are "triple net."



    MANAGEMENT. Twenty-one of the 29 hotel properties leased by the Realty Partnership to the Operating Partnership are operated directly by the Operating Partnership, and the remaining eight are managed by seven independent hotel management companies. The Company intends where feasible to terminate these managers and to have the Operating Partnership manage all of the Realty Partnership's hotel properties. All but two of the agreements expire during 1995. The Operating Partnership, the general partner of the partnership that owns that Milwaukee Marriott, also operates the Milwaukee Marriott.

    Each management agreement with a third party provides that the management company has the exclusive right to direct the operations of the hotel subject to that agreement. The management company is responsible for maintaining and making all necessary repairs to the managed hotel, hiring, training and supervising all hotel employees, and performing all hotel bookkeeping and other administrative duties.

    Each management company is required to submit to the Operating Partnership for its approval an annual budget that includes proposed capital expenditures, and the management company makes only those capital expenditures that are approved by the Operating Partnership. The Operating Partnership is required to make available to each management company sufficient working capital to permit that company to operate the managed property.

    For their services in managing the Company's hotels, each third-party management company receives a management fee that equals a specified percentage (generally 2-3%) of the gross revenues of the managed hotel, plus additional incentive fees based upon the hotel's operating profits. Two management agreements expire in 1995, one in 1996, one may be terminated on 30 days' notice, two may be terminated on 60 days' notice and one has a remaining term in excess of two years. A majority of these agreements may be canceled by the Operating Partnership prior to expiration if, among other things, the managed hotel is sold or fails to make a specified operating profit.

    FRANCHISE AGREEMENTS. All but eleven of the Company's hotel properties are currently operated pursuant to the Franchise Agreements. The Company believes that franchises (including hotel licenses) generally provide advantages to hotels through the use of advertising on a much broader scale than would be possible for an individual hotel or small group of hotels, nationally recognized brand names, nationally accessible reservations systems, technical and business assistance to the individual franchisee and substantial buying power over approved suppliers.

    The Franchise Agreements generally require the payment of a monthly royalty fee based on gross sales and various other marketing fees associated with certain marketing or advertising and centralized reservation service funds, usually based on gross sales. Such fees may vary between individual hotels within a franchise system based on the type of marks, restaurants or other aspects of the franchise system used.

    The Franchise Agreements generally contain specific standards for, and restrictions and limitations on, the operation and maintenance of the hotels which are established by the franchisors to maintain uniformity in the system created by each such franchisor. Such standards generally regulate the hours of operation, maintenance, appearance and cleanliness, quality and type of goods and services offered, signage and protection of marks. Compliance with such standards could require significant expenditures for capital improvements.

    Ongoing training costs, requirements to purchase only from approved suppliers, financial reporting requirements, insurance requirements and various covenants not to compete imposed upon the franchisee are other common terms in the Franchise Agreements. Such financial reporting requirements often stipulate the maintenance of books and records, the monthly reporting of sales and other operating data, quarterly or semi-annual unaudited financial statements and, in some cases, annual financial statements audited by an independent certified public accountant. Required insurance usually must cover both the franchisor and franchisee with respect to certain specified liabilities, must fall within certain approved coverage limits and be written by an approved insurance company.

    The Franchise Agreements generally require the consent of the franchisor to a transfer of an interest in the applicable franchise, and both the consent of the franchisor and the execution of a new franchise agreement in the event of a transfer of all or controlling portion of the franchisee under the relevant Franchise Agreement. In addition, some franchise agreements may require payment of an initial fee upon establishment of a franchise relationship.

EXCLUDED ASSETS AND RELATED MATTERS



    The Excluded Assets were not contributed by Starwood Capital to the Company in the Reorganization because they either (i) are subject to contractual restrictions preventing transfers or (ii) are inconsistent with the investment objectives of the Company. The Excluded Assets consist of the following:



                                                                     STARWOOD CAPITAL
DESCRIPTION OF EXCLUDED ASSETS                                         OWNERSHIP %
- -------------------------------------------------------------------  ----------------
Portfolio of one hotel and subperforming mortgage notes
 secured by nine hotels............................................         50%
Portfolio of 14 Hotels.............................................         49%
Portfolio of 3 subordinated mortgage notes.........................      83-98%(1)
Portfolio of subordinated REMIC pass-through certificates
 secured by nine hotels............................................     73-100%
Equity participation interest in the Boca Raton Resort,
 Boca Raton, Florida...............................................          5%
$500,000 subordinated note secured by the Boca Raton Resort,
 Boca Raton, Florida...............................................        100%
Minority partnership interest in Marriott Residence Inn,
 Houston, Texas....................................................         25%
Minority partnership interest in Arlington Hilton, Arlington,
 Texas.............................................................         23%
Hampton Inn, Colchester, Vermont...................................         80%


- ------------

(1) The Company owns a 2% interest in these assets.

    The Partnerships have an option (the "Partnership Option"), exercisable at any time or times prior to the earlier of January 31, 2000 and the expiration of the Starwood Noncompete, subject to receipt of required third-party consents and approvals, to acquire the interests of Starwood Capital in one or more Excluded Assets for a cash purchase price equal to the fair market value of such Excluded Assets, as determined by agreement between the Partnerships and Starwood Capital (or, if they are unable to agree, by independent appraisers selected by the Independent Trustees and Directors of the Trust and the Corporation, on the one hand and Starwood Capital, on the other hand).

    The Company has adopted a policy that, as a general matter, it does not intend to acquire the Excluded Assets, except that consideration may be given at the appropriate time and under appropriate circumstances to the exercise of the Partnership Option in respect of (i) the 49% interest in a portfolio of 14 hotels or (ii) one or more other Excluded Assets where failure to exercise the option is likely to result in the Company owning hotel assets that compete with Excluded Assets. Any exercise of the Partnership Option will be subject to the Company's receipt of an opinion from a qualified, independent third party advisor to the Company that the purchase price being paid by the Company and the other terms of such acquisition are fair to the shareholders of the Company other than Starwood Capital and its affiliates and related parties.


    Certain co-partners' equity interests in the portfolio of 14 fee simple-owned hotels described in the table above may be acquired (or Starwood Capital's interest could be sold) pursuant to the exercise of a buy/ sell agreement between Starwood Capital and such co-partners after June, 1995. Starwood Capital has agreed that if the buy/sell is exercised, during the term of the Starwood Noncompete, and Starwood Capital becomes obligated to acquire such co-partners' equity interests, then, during the term of the Starwood Noncompete, the Company may elect, by majority vote of the Independent Trustees and Directors, to acquire such co-partner's equity interests at the buy/sell price. The Partnership Option may be employed to acquire Starwood Capital's interest in this portfolio as described in the preceding paragraph.


    The portfolio of three subordinated notes (the "Harvey Second Mortgages") are secured by the same hotels which secure three first mortgage notes that were contributed by Starwood Capital to the Company as part of the Reorganization. In addition, the Company owns a 2% interest in the Harvey Second Mortgages which it acquired in the Reorganization. The Company and Starwood Capital are entering into an intercreditor agreement with respect to such mortgage notes which will give the Company control over the exercise of remedies in the event of a default under the Harvey Second Mortgages.



    Starwood Capital also owns other interests in hotels which are not subject to the Partnership Option. Starwood Capital has acquired an interest in Westin, in a joint venture with an affiliate of Goldman, Sachs & Co. The Company agreed, as a part of the Reorganization, that Starwood Capital's interest in Westin would not be contributed to the Partnerships by Starwood Capital and would not be an Excluded Asset or subject to either the Partnership Option or the Starwood Noncompete. Such determination was based on the following: the investment objectives are different, as Westin is primarily seeking third-party management, franchise or representation agreements; Westin will be highly leveraged and does not expect to generate cash for distribution; and Westin's structure primarily generates income which does not qualify for REIT purposes. The Company and Starwood Capital have entered into the Westin Agreement with Westin pursuant to which Westin has agreed that, subject to certain exceptions and limitations, Westin will not acquire or seek to acquire domestic United States hotel equity interests. See "Structure of the Company--Management of the Partnerships."



    Starwood Capital is the sponsor of an investment fund that has, as its principal investment purpose, the origination or acquisition of performing real estate debt and debt-related interests, which may include performing debt interests collateralized by hotel assets (such entity, together with any future similar such entity being herein referred to as the "Starwood Debt Funds"). Interests from time to time held by the Starwood Debt Funds shall not be subject to the aforesaid purchase option and are not included in the above description of Excluded Assets. However, during any period in which the Starwood Noncompete is in force, Starwood Capital has agreed that the Starwood Debt Funds shall not initiate or acquire loans collateralized by hotel assets where it is anticipated that the underlying equity will be acquired by the debt holder within one year from the acquisition of such debt. In addition, during such period, Starwood Capital has agreed that it will not allow any Starwood Debt Funds to sell or contribute any interests to the Company, including debt positions or equity interests obtained by the Starwood Debt Funds under, pursuant to or by reason of the holding of debt positions.


ENVIRONMENTAL MATTERS


    In the latter part of 1991, the Company obtained preliminary or "Phase I" environmental site assessments with respect to the Trust's hotel properties and the Milwaukee Marriott Hotel. These assessments covered all of the Company's fee interests (excluding interests acquired from Starwood Capital and the additional hotels acquired since the Reorganization), as well as hotels securing mortgage interests other than Dallas Viscount, Modesto Vagabond and Jefferson City Ramada Inn.


    The potential for environmental impairment was assessed as moderate to high only at the Embassy Suites Hotel in Phoenix, Arizona. According to the assessment of that property, petroleum hydrocarbons are present in the land beneath this hotel; however, the Trust could not determine without further investigation the extent of the potential contamination or whether this contamination resulted from the underground storage tanks placed on the property by the property's former owner or from similar tanks located on land adjacent to the property, which tanks are known to have suffered leakage. A magnetic survey conducted on the property did not detect the continuing existence of the underground storage tanks on the Company's property, and the environmental consultant did not recommend that any further action be taken. Phoenix municipal authorities have indicated an awareness of possible groundwater contamination in the area, but to date have taken no action.

    A tank leak test conducted at the Bourbon Street Hotel in early 1992 revealed no evidence of leakage. A release of petroleum from an underground storage tank at the Bay Valley Hotel and Resort was reported to the appropriate state agency in 1992. After the tank and surrounding soils were removed, additional soils and groundwater testing was performed, which revealed environmental contamination in a localized area. Environmental testing has been performed to identify the vertical and horizontal extent of the contamination released from the tank. The consultant has proposed to remedy the contamination through installation of a groundwater pump and treatment system to capture and treat impacted groundwater and excavation of about 390 cubic yards of impacted soil. Amendments to the relevant environmental clean-up laws, which have recently been introduced in the Michigan Legislature, may reduce the extent or magnitude of the clean-up that may be required at the site. The consultant's recommendations were made upon the basis of existing law, and did not take into account the proposed legislative amendments. After the Company assesses the impact of any amendments that may be enacted to the relevant statutes, the Company will perform whatever remediation is required by law. Any further remediation costs that are incurred may be reimbursed by a Michigan environmental fund, although there can be no assurance that the fund will have sufficient resources to pay all claims made against it. If the Company does not receive reimbursement for future remediation costs, the Company will bear those costs.

    "Phase I" environmental site assessments were performed between 1992 and 1994 in connection with the mortgage assets contributed to the Realty Partnership by Starwood Capital. In addition, Starwood Capital has contributed to the Realty Partnership fee interests in four hotels for which "Phase I" environmental site assessments were performed between 1993 and 1994. The potential for environmental impairment was assessed as low to moderate at each of the four hotels.

    The Company has not been identified by the U.S. Environmental Protection Agency or any similar state agency as a responsible or potentially responsible party for, nor has it been the subject of any governmental proceeding with respect to, any hazardous waste contamination. If the Trust or the Corporation were to be identified as a responsible party, it would in most circumstances be strictly liable, jointly and severally with other responsible parties, for environmental investigation and clean-up costs incurred by the government and, to a more limited extent, by private persons.

    Based upon the environmental reports described above, the Company believes that a substantial number of its Hotels incorporate potentially asbestos-containing materials. Under applicable current Federal, state and local laws, asbestos need not be removed from or encapsulated in a hotel unless and until the hotel is renovated or remodeled.

    Based upon the above-described environmental reports and testing and facts known to the management of the Company, future remediation costs are not expected to have a material adverse effect on the Company's results of operations or financial position or cash flows and compliance with environmental laws has not had and is not expected to have a material effect on the capital expenditures, earnings or competitive position of the Company.

REGULATION AND LICENSING

    The ownership and operation of the Company's casino gaming facilities in Nevada are subject to extensive licensing and regulatory control of the Nevada Commission, the Nevada State Gaming Control Board (the "Nevada Board") and the Clark County Liquor and Gaming Licensing Board (the "Clark County Board," and together with the Nevada Commission and the Nevada Board, the "Nevada Gaming Authorities").

    The Corporation is registered with the Nevada Commission as a publicly traded corporation and has been found suitable by the Nevada Gaming Authorities as the sole shareholder of HI Nevada to own all of the outstanding capital stock of HI Nevada. HI Nevada, which operates two non-restricted gaming facilities in Las Vegas, Nevada, must be licensed by the Nevada Gaming Authorities. The Corporation and HI Nevada have obtained from the Nevada Commission the various registrations, approvals, permits and licenses required in order to engage in gaming activities in Nevada. The Trust was found suitable by the Nevada Commission to be the landlord of HI Nevada.

    No person may become a stockholder of, or receive any percentage of profits from, HI Nevada without first obtaining licenses and approvals from the Nevada Gaming Authorities. Officers, directors and key employees of the Corporation who are actively and directly involved in gaming activities of HI Nevada may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing or a finding of suitability for any cause they deem reasonable. If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or continued association with the Corporation or HI Nevada, the companies involved would have to sever all relationships with such person. Prior approval of the Nevada Commission is required for the sale, assignment, transfer, pledge or other disposition of any security issued by HI Nevada.

    Any beneficial holder of the Corporation's voting securities, regardless of the number of shares owned, may be required to file an application, be investigated, and have his suitability as a holder of such securities determined if the Nevada Commission has reason to believe that such ownership would be inconsistent with the policies of the State of Nevada. Any person who acquires more than 5% of the Corporation's voting securities must report such acquisition to the Nevada Commission. Beneficial owners of more than 10% of the Corporation's voting securities must apply to the Nevada Commission for a finding of suitability within 30 days after the Chairman of the Nevada Board mails written notice requiring such filing. If the beneficial owner of voting securities who must be found suitable is a corporation, partnership, trust, or other business entity, it must submit detailed business and financial information including a list of beneficial owners. The applicant for such a finding of suitability must pay all costs incurred by the Nevada Gaming Authorities in conducting any such investigation.

    Under certain circumstances, an "institutional investor," as defined in the regulations of the Nevada Commission, that acquires more than 10%, but not more than 15%, of the Corporation's voting securities may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities only for investment purposes. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purposes of causing, directly or indirectly, the election of a majority of the members of the Board of Directors of the Corporation, or any change in the Corporation's corporate charter, bylaws, management, policies or operations of the Corporation, or any of its gaming affiliates, or any other action that the Nevada Commission finds to be inconsistent with holding the Corporation's voting securities only for investment purposes.

    Changes in the control of the Corporation or HI Nevada through a merger, consolidation, acquisition of assets, management or consulting agreements or any form of takeover cannot occur without the prior approval of the Nevada Commission. Entities or persons seeking to acquire control of the Corporation must satisfy the Nevada Board and Nevada Commission in a variety of stringent standards prior to assuming control of the Corporation. The Nevada Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

    As described herein, the contribution by HI Nevada to the Operating Partnership of its gaming assets (and the transfer of certain liabilities retained by HI Nevada) not contributed or transferred to the Operating Partnership upon consummation of the Reorganization is subject to receipt of certain licenses and approvals from the Nevada Gaming Authorities. Likewise, the Directors of the Corporation elected on December 15, 1994 will not take office until either of certain licenses and approvals are received from the Nevada Commission or until such licenses and approvals shall no longer be required. Upon the receipt of such licenses and approvals, such gaming assets will be transferred to a partnership 99% owned by the Operating Partnership, as the limited partner and 1% by HI Nevada, as the general partner and the Directors of the Corporation elected on December 15, 1994 will take office. If all or any portion of the gaming assets are disposed of prior to the receipt of such gaming approvals, then the net proceeds of such disposition will be contributed to such limited partnership upon receipt thereof. If the required licenses and approvals of the Nevada Gaming Authorities are not received on or before December 31, 1996, the gaming assets and related liabilities retained by HI Nevada will not be contributed to such Partnership and on such date HI Nevada will contribute to the Operating Partnership cash equal to the value of the gaming assets not disposed of prior to such date. No additional interests in the Operating
Partnership will be issued upon the transfer of either the gaming assets or proceeds of the disposition thereof or upon the contribution of cash to the Operating Partnership in lieu of such transfers. See "Structure of the Company--Formation of the Partnerships and the Reorganization."

    Approvals may be required from the Nevada Commission before the Corporation may make exceptional repurchases of securities above current market price, and before a corporate acquisition opposed by management can be consummated. Nevada's gaming regulations also require prior approval of the Nevada Commission in the event of a Corporation plan of recapitalization proposed by the board of directors in opposition to a tender offer made directly to shareholders for the purpose of acquiring control of the Corporation.


    Nevada law prohibits the Corporation from making a public offering of its securities without the approval of the Nevada Commission if any part of the proceeds of the offering is to be used to finance the construction, acquisition or operation of gaming facilities in Nevada, or to retire or extend obligations incurred by the Corporation for one or more such purposes. The Offering is not subject to the requirement of prior approval by the Nevada Commission because as discussed herein none of the proceeds will be used by the Corporation to construct, acquire or finance gaming facilities in Nevada or to retire or extend the Corporation's obligations incurred for such purposes.


    Starwood Capital has agreed with the Nevada Gaming Authorities that prior to such time as the required licenses and approvals are obtained or are no longer required, it will not own, directly or indirectly, more than 4.9% of the issued and outstanding Paired Shares at any time.

INSURANCE
    The Company intends to continue to carry comprehensive liability, fire (at replacement cost), flood, extended coverage and business interruption insurance with respect to each of its properties, with policy specifications, limits, and deductibles customarily carried for similar properties. See "Business and Properties--Operations--Franchise Agreements." While the Company believes that its insurance coverage is adequate, there are certain types of extraordinary losses, which may be either uninsurable or not economically insurable. Should an uninsured loss occur, the Company could lose both its investment in and anticipated profits and cash flow from a property and would continue to be obligated on any mortgage indebtedness on the property. See "Risk Factors--Real Estate Investment Risks--Uninsured Loss." The Company does not carry earthquake insurance.

    With respect to those properties in which the Company holds an interest through a mortgage position, the borrowers under such mortgage are obligated to the Company to maintain insurance on such properties and to arrange for the Company to be covered as a named insured on such policies. The face amount and scope of such insurance coverage may be less comprehensive than the Company would carry if it held the fee interest in such property directly. Accordingly, in such circumstances, or in the event that the borrowers under such mortgages fail to maintain required coverage, uninsured or underinsured losses may occur, which could have an adverse impact on the Company's cash flow or financial condition.

EMPLOYEES
    As of March 31, 1995, the Trust had 3 employees and the Corporation had approximately 2,240 employees. The Company is subject to two collective bargaining agreements at one of its hotels.

                  THE ACQUISITION FACILITY AND OTHER FINANCING



    The Realty Partnership is negotiating a 3-year, $160 million secured revolving credit facility to be provided by Lehman Brothers Holdings Inc., an affiliate of one of the Underwriters (the "Acquisition Facility"), under which the Company, through the Realty Partnership, may borrow to finance the acquisition of additional hotel properties, hotel renovations, capital improvements and for general corporate purposes. Interest on amounts drawn under the Acquisition Facility float at 1.625% over the one, two or three month LIBOR (at the Company's option). The Acquisition Facility will be secured by certain properties of the Company and may be secured by other properties acquired by the Company, all on a cross-collateralized basis.



    The Acquisition Facility may be retired in whole or in part from the proceeds of public or private issuances of equity or debt securities by the Company and may be refinanced in whole or in part with fixed-rate financing. The closing of the Acquisition Facility is subject to a variety of conditions, including the negotiation of definitive documents and the syndication of $60 million of the facility amount. The amount of the Acquisition Facility may be lower than anticipated.



    The Realty Partnership has received a commitment from Lehman Commercial Paper Inc., an affiliate of one of the Underwriters, to provide a $45 million, 18 month repurchase financing (the "Financing") secured by certain mortgage loans owned by the Company. Interest on the Financing will be 1.5% over the one-month LIBOR for the first 12 months of the Financing, and 1.75% over the one-month LIBOR thereafter. It is expected that $42 million will be outstanding on the Financing at the closing of the Offering. The closing of the Financing is subject to a variety of conditions, including the negotiation of definitive documents. See "Underwriting."

                            STRUCTURE OF THE COMPANY

GENERAL


    The Trust and the Corporation are separate entities, the shares of which are owned, through the "Paired Share" structure, by the same shareholders. See "Principal Shareholders" and "Capital Stock--The Pairing Agreement." The Company's ownership interests in the Hotel Assets are held through the Realty Partnership and all operating functions for the Hotel Assets, other than certain gaming assets described below, are performed through the Operating Partnership. The Trust controls the Realty Partnership as the sole general partner, and the Corporation controls the Operating Partnership as the managing general partner (subject, in the case of the Gaming Assets, to receipt of certain regulatory approvals and subject to the rights of the management committee until the receipt of such approval). Starwood Capital is a limited partner of the Partnerships. Starwood Capital has agreed with various of its investors who hold indirect interests in the Units, that Units and/or Paired Shares for which Units are exchanged will be distributed in kind to such investors. Following any such distribution, Starwood Capital will not control any such investor's decision as to the exchange or sale of such investor's Units or Paired Shares. By way of illustration, if all Units held by Starwood Capital were currently distributed, Starwood Capital would control less than half of the Units currently controlled by it. Units held by Starwood Capital are (subject to certain restrictions) exchangeable one-for-one for Paired Shares. See "--Limited Partner Rights--Exchange Rights."


FORMATION OF THE PARTNERSHIPS AND THE REORGANIZATION
    Each of the Partnerships was formed under the Delaware Revised Uniform Limited Partnership Act ("RULPA"). Pursuant to the Reorganization, the Trust contributed to the Realty Partnership all of its properties and assets, subject to substantially all of its liabilities (although the Trust agreed to indemnify the Realty Partnership and Starwood Capital against certain liabilities) (the "Trust Assets") in exchange for a general partner interest in the Realty Partnership and Starwood Capital contributed to the Realty Partnership cash, certain hotel properties and first mortgage notes (the "Starwood Realty Assets") and certain indebtedness of the Realty Partnership in exchange for a limited partner interest in the Realty Partnership. In addition, the Corporation and its subsidiaries contributed to the Operating Partnership certain properties and operating assets, subject to certain liabilities (the "Corporation Assets") in exchange for general partner interests in the Operating Partnership and Starwood Capital contributed to the Operating Partnership cash, furnishings and equipment of the hotel properties included in the Starwood Realty Assets, and other hotel operating assets (the "Starwood Operating Assets") in exchange for a limited partner interest in the Operating Partnership. The remaining assets and properties of the Corporation will be contributed to an affiliate of the
Operating Partnership upon receipt of certain regulatory approvals. See "Business and Properties--Regulation and Licensing."

    The aggregate number of Units allocated to Starwood Capital and the interests of the Trust and the Corporation and their subsidiaries and the other terms of the Reorganization were determined by arm's length negotiation among the Trust, the Corporation and Starwood Capital. Independent appraisals were not obtained for the purpose of determining the terms of the Reorganization. The Reorganization was approved by the shareholders of the Trust and the Corporation at meetings held on December 15, 1994 and was consummated on January 31, 1995.


    As part of the Reorganization, (i) the name of the Trust was changed to "Starwood Lodging Trust" from "Hotel Investors Trust" and the name of the Corporation was changed to "Starwood Lodging Corporation" from "Hotel Investors Corporation" and (ii) the Declaration of Trust of the Trust and the Articles of Incorporation of the Corporation were amended to (a) create classified Boards for the Trust and the Corporation, (b) increase the authorized shares of capital of the Trust and the Corporation, and (c) to effect certain other changes to such documents. After completion of the Reorganization, three of the mortgages owned by the Realty Partnership (together with the indebtedness related thereto) were contributed to SLT Realty Company, a Delaware limited liability company, and Starlex LLC, a New York limited liability company, was formed to hold certain future acquisitions of interests in hotels (collectively, the "LLCs"). The Realty Partnership is the managing member of the LLCs and holds a 99% interest. The Trust and Starwood Capital (in the case of SLT Realty Company) hold the remaining 1% interest.

    The ownership structure of the Company after the completion of the Offering will be as follows:


                                  [MAP]
- ------------


(1) The percentages in this table set forth under the heading "Percentage After Unit Exchange" assume that all remaining Units held by Starwood Capital have been exchanged for Paired Shares. However, prior to receipt of certain regulatory approvals, Starwood Capital's ownership of Paired Shares may not exceed 4.9% of the outstanding Paired Shares. See "Business and Properties--Regulation and Licensing." In addition, even after receipt of such regulatory approvals, because of the Ownership Limitation, Starwood Capital can only exchange Units which will cause Starwood Capital to receive in exchange therefor not more than an additional 7.6% of the outstanding Paired Shares, bringing its Paired Share ownership to 8.0%.


MANAGEMENT OF THE PARTNERSHIPS

    The Trust is the sole general partner of, and conducts all of its business and operations, including all real estate acquisitions, through, the Realty Partnership. Upon receipt of the Gaming Approvals, the Corporation will be the managing general partner of, and will conduct all of its business and operations through, the Operating Partnership. Prior to receipt of the Gaming Approvals, the Operating Partnership is being managed by a management committee the members of which are identical to the members of the Corporation Board of Directors that will hold office upon receipt of the Gaming Approvals. While awaiting the Gaming Approvals, the Corporation's existing management and Board of Directors will be responsible for the operation and control of the Gaming Assets and the management committee will be prohibited from any influence or control of the Gaming Assets. After receipt of the Gaming Approvals, the management committee will be disbanded, the Corporation will be the managing general partner of the Operating Partnership and the Board of Directors of the Corporation will have authority to make decisions on behalf of the Corporation with respect to the Operating Partnership. See "Business and Properties--Regulation and Licensing."

    As the general partner and, once the management committee has been disbanded, managing general partner of the Realty Partnership and the Operating Partnership, respectively, the Trust and the Corporation manage all of the business and affairs of the Realty Partnership and the Operating Partnership, respectively. The Trust and the Corporation (or the management committee of the Operating Partnership) have full and complete power, authority and discretion to make all decisions on behalf of the Realty Partnership and the Operating Partnership and to take all action necessary or appropriate to carry out the business of the Realty Partnership and the Operating Partnership, respectively.


    Pursuant to the Starwood Noncompete contained in the Formation Agreement, Starwood Capital will not compete within the United States, directly or indirectly, with the Partnerships and will present to the Partnerships all acquisitions of (i) fee or ground lease interests and other equity interests in hotels in the United States and (ii) debt interests in hotels in the United States where it is anticipated that the equity will be acquired by the debt holder within one year from the acquisition of such debt. During the term of the Starwood Noncompete, Starwood Capital will not acquire any such interest. The foregoing restrictions do not apply to: (i) the Excluded Assets, Westin and additional investments by Starwood Capital therein; (ii) the Permitted Westin Investments made through Westin; and (iii) acquisitions of warrants, equity participations or similar rights incidental to a debt investment by a Starwood Debt Fund. The term of the Starwood Noncompete is until the later of (i) the third anniversary of the closing of the Offering or (ii) the time at which no officer, director, general partner or employee of Starwood Capital is on either the Board of Trustees of the Trust or the Board of Directors of the Corporation.



    The Company, Starwood Capital and Westin have agreed, pursuant to the Westin Agreement, that during the period in which an officer, director, general partner or employee of Starwood Capital is on either the Board of Trustees of the Trust or the Board of Directors of the Corporation and Starwood Capital co-controls Westin (the "Westin Restriction Period"), Westin will not acquire or seek to acquire United States hotel equity interests (directly or indirectly), other than: (i) minority equity investments (i.e., less than 50% of total equity investment) made in connection with Westin's acquiring, extending or modifying management contracts, leases or franchise or representation agreements, (ii) equity interests that are a minority position (i.e., less than 50% of the total asset value at the time of acquisition) of its acquisition of a hotel management company or the assets of such a hotel management company acquired by Westin,
(iii) acquisitions where the Company co-invests or has the opportunity to co-invest on the same basis as the other owners of Westin, with management to be agreed upon and with Westin to be the franchisor, (iv) equity investments made in any asset currently subject to a management, franchise or representation agreement or (v) additional investments which Westin may make in its currently held assets (collectively, the "Permitted Westin Investments").



    During the Westin Restriction Period, if Starwood Capital vetoes Westin's consummation of a Permitted Westin Investment or of certain other opportunities, and all the other owners of Westin desire to pursue such opportunity, then the Company will not pursue such opportunity independently of Westin for a period of 270 days after such veto, unless the Company was pursuing such opportunity independently prior to Starwood Capital's veto. Mr. Sternlicht has agreed that, during the term of the Starwood Noncompete, he will recuse himself from Westin's decision-making process with respect to any opportunity pursued by Westin that is also being pursued by the Company. Starwood Capital has agreed that, where a co-investment opportunity with Westin is rejected by the Company, Starwood Capital will exercise any applicable rights to require that such investment be made in a separate joint venture in which Starwood Capital shall not make any investment.



    Westin has also agreed that for up to three years if the Company seeks a Westin franchise for one of its hotels, the annual franchise and marketing fees will not exceed 80% of those charged on other recently franchised Westin domestic hotels (but no less than 4.75% of gross room revenues). The continued availability of such fee structure for additional hotels is subject to the Company's having at least three franchised Westin hotels at the end of one year and six at the end of two years.

    Pursuant to the Partnership Agreements, the limited partners agree that in the event of any conflict in the fiduciary duties owed by the Company to its shareholders and, as the general partner of the Partnerships, to such limited partners, the Company will fulfill its fiduciary duties to such limited partners by acting in the best interest of the Company's shareholders.

TERM AND DISSOLUTION

    The term of each of the Partnerships shall be until December 31, 2094 unless sooner dissolved and terminated in the case of (i) the sale or other disposition of all or substantially all of the assets of such Partnership (unless such Partnership elects to continue the business of such Partnership as provided in its Partnership Agreement), (ii) the written election to dissolve such Partnership by the general partners thereof, (iii) the dissolution, termination, withdrawal, retirement, expulsion or bankruptcy of the last remaining general partner of such Partnership, unless such Partnership's business is continued as provided in its Partnership Agreement and (iv) the entry of a decree of judicial dissolution of such Partnership pursuant to the RULPA.

DISTRIBUTIONS AND REIMBURSEMENT

    The Trust has the authority in its discretion to cause the Realty Partnership to make distributions from time to time to the partners of the Realty Partnership. The Corporation has the authority in its discretion to cause the Operating Partnership to make distributions from time to time to the partners of the Operating Partnership.

    The Realty Partnership will reimburse the Trust for all expenses of the Trust incurred in connection with the business of the Realty Partnership, and the Operating Partnership will reimburse the Corporation for all expenses of the Corporation incurred in connection with the business of the Operating Partnership.

    In the event of a dissolution of either of the Partnerships, the assets of such Partnership will be liquidated and (after payment of creditors and establishment of any reserves to provide for contingent liabilities) distributed to holders of Units in accordance with the positive balances in their capital accounts.

OFFERINGS OF PAIRED SHARES


    Each of the Partnership Agreements provides that the net proceeds of all offerings of Paired Shares by the Company (including the Offering) will be contributed to the Partnerships in accordance with the Issuance Percentages (as defined below) from time to time. Upon such contribution, the Realty Partnership will issue to the Trust and the Operating Partnership will issue to the Corporation an additional number of Units in such Partnership equal to the number of such Paired Shares so offered. The Partnership Agreements provide that upon the contribution of cash to a Partnership (other than in connection with such an offering of Paired Shares) by a partner, such Partnership will issue Units of such Partnership equal to the amount of such cash divided by the fair market value of such a Unit prior to such contribution.


    The Partnership Agreements also provide that the net proceeds of all offerings of debt securities by the Trust or the Corporation will be loaned by the Trust or the Corporation, as the case may be, to the Realty Partnership or the Operating Partnership, as the case may be.

LIMITED PARTNER RIGHTS

    Pursuant to agreements entered into in connection with the Reorganization, Starwood Capital, as holder of Units, has certain rights to tender all or a portion of the Units held by it to the Company for exchange, and certain rights to require the Company to register under the Securities Act of 1933, as amended (the "Securities Act"), any Paired Shares which may be issued upon such exchange. The Partnership Agreements provide that Starwood Capital may transfer such rights upon a transfer of Units.

    EXCHANGE RIGHTS. Pursuant to an Exchange Rights Agreement (the "Exchange Rights Agreement") entered into among the Company, Starwood Capital, the Realty Partnership and the Operating Partnership, subject to the limitations described below, Starwood Capital will have the right to tender to the Company all or a portion of the Units held by such holder. Each tender must consist of an equal number of Realty Units and Operating Units. The Company will have the option to pay for such tendered Units either (i) by delivering Paired Shares to such tendering holders as described below (the "Paired Share Option"), (ii) with available cash or borrowed funds (the "Cash Option") or (iii) by delivering a combination of Paired Shares and cash (the "Combined Option"). The Company currently intends, to the extent permitted, to pay for tendered Units by electing the Paired Share Option.


    The election by the Company among those options must be made by a majority of each of their respective Disinterested Members. See "Capital Stock--Paired Shares." If the Trust and the Corporation are unable to agree on the option to be elected within 15 days after the tender of Units, they shall be deemed to have elected the Cash Option. If the Paired Share Option or the Combined Option is elected and if, as a result of the Ownership Limitation, the tendering holder cannot receive the full number of Paired Shares otherwise issuable pursuant to such Option, such tender shall be automatically reduced so that after such tender the tendering holder receives the maximum number of Paired Shares that such holder can receive without violating the Ownership Limitation plus cash for those of the Paired Shares with respect to which the Company has elected the Cash Option. In such circumstance, a tendering holder may, subject to certain limitations, require the Company to effect a registered public offering of a number of Paired Shares equal to the number of Paired Shares which could not be so issued as a result of the Ownership Limitation. The proceeds of such offering would be used to purchase such tendered Units as described below under "-- Registration Rights."


    Prior to receipt of Gaming Approval, Starwood Capital must, as a condition to the tender of Units, give not less than 90 days' notice to the Company of their intent to tender Units which would result in Starwood Capital holding more than 4.9% of the outstanding Paired Shares. After receipt of Gaming Approval, no such 90 days notice will be required. See "Business and Properties--Regulation and Licensing."


    PAIRED SHARE OR COMBINED OPTION. If the Paired Share Option or the Combined Option is elected, the Company will deliver to the tendering holder within 15 days after the related tender (the "Exchange Date"), for each Unit of the Realty Partnership and Unit of the Operating Partnership tendered for which Paired Shares are to be delivered, one Trust Share and one Corporation Share, respectively, subject to adjustment as described below. The Trust Shares and the Corporation Shares so delivered will be "paired" to the same extent as other outstanding Paired Shares.


    The Partnership Agreements also provide that if the Company grants, issues or sells, on a pro rata basis to all holders of Paired Shares, options, convertible securities or rights (collectively, "Purchase Rights") to purchase shares of stock, warrants, securities or other property, then each holder of Units shall be entitled to acquire rights that are substantially similar in amount, tone and tenor to the Purchase Rights which such holder would have received if its Units had been exchanged for Paired Shares immediately prior to such grant, issue or sale.

    The Exchange Rights Agreement provides that no Units shall be accepted for exchange (i) if as a result of such exchange the Trust would violate the Ownership Limitation or (ii) prior to the expiration or termination of any applicable waiting period under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended.

    CASH OR COMBINED OPTION. If the Cash Option or the Combined Option is elected, the Company will deliver to the tendering holder within 20 days after the related tender, an amount of cash in respect of each Paired Share for which cash is to be paid equal to the average closing price per share of the Paired Shares on the NYSE for the ten trading day period ending on the day before the date of the related tender.

    In connection with any such payment of cash, unless otherwise agreed by the Trust and the Corporation from time to time by action of a majority of each of their respective Disinterested Members, the Trust will pay 95% of such aggregate cash payment and the Corporation will pay 5% of such aggregate cash payment (such percentages, as they may be amended from time to time pursuant to such agreement, being called the "Issuance Percentages").

    REGISTRATION RIGHTS. Pursuant to a Registration Rights Agreement (the "Registration Rights Agreement") entered into between the Company and Starwood Capital, the Company has granted registration rights with respect to Paired Shares which may be acquired upon exchange of Units. Pursuant to such registration rights Starwood Capital may, subject to certain limitations, require the Company to effect up to four registrations of Paired Shares under the Securities Act including shelf registrations of Paired Shares under the Securities Act (any shelf registrations to be maintained until no Paired Shares are required to be registered under the Registration Rights Agreement), in each case at the expense of the Company (other than underwriting discounts and selling commissions and fees and expenses of counsel to Starwood Capital).

    In addition, if the Company does not issue Paired Shares upon a tender of Units because of the Ownership Limitation, the tendering holder may each such time, subject to certain limitations, require the Company to effect a registered public offering under the Securities Act of an equal number of Paired Shares. The net proceeds of such offering (after underwriting discounts and selling commissions) would be used to purchase such tendered Units.

    Starwood Capital also has rights, subject to certain exemptions and limitations, to request that the Company include such Paired Shares in other registrations of Paired Shares by the Company under the Securities Act.

    The Registration Rights Agreement specifies certain times during which a registration of Paired Shares cannot be initiated, including the 90-day period after the Company affects a registration of Paired Shares and the 90-day period after a holder of Units delivers a demand for registration that is not withdrawn.

ISSUANCE OF ADDITIONAL UNITS

    Each Partnership may issue additional units of general and/or limited partner interests. Such additional units may be issued upon such terms and under such circumstances as the general partner or managing general partner of the applicable Partnership may determine. There are no limitations on the ability of the general partner or managing general partner of the Partnerships to issue additional units of partnership interest.

                  POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

    The following is a discussion of the policies of the Company with respect to investments, financing and certain other activities. The policies with respect to these activities have been determined by the Board of Trustees of the Trust and the Board of Directors of the Corporation and may be amended or revised from time to time at the discretion of the Board of Trustees or the Board of Directors, as the case may be, without notice to or a vote of the shareholders of the Company, except that changes in certain policies with respect to conflicts of interest must be consistent with legal requirements.

INVESTMENT POLICIES

    The Board of Trustees and the executive officers of the Trust are responsible for managing the Trust's investments. The Trust does not intend to engage the services of an investment advisor.

    INVESTMENTS IN REAL ESTATE OR INTERESTS IN REAL ESTATE. The investment objectives of the Company are to increase cash flow and the value of the
properties  and,  generally,  to  acquire  established  income-producing   hotel
properties with cash flow growth potential. Additionally, where prudent and possible, the Company will seek to upgrade the existing properties and any newly acquired properties. The business of the Company will be focused principally on hotel properties. The policy of the Company is to acquire assets primarily for current income generation and long-term value appreciation. Although none is currently planned, the Company may in the future engage in select development opportunities in certain submarkets which may require the Company to add development staff.

    The Company may purchase or lease properties for long-term investment, expand and improve the properties presently owned, or sell such properties, in whole or in part, when circumstances warrant. The Company also may participate with other entities in property ownership, through joint venture or other types of co-ownership. Equity investments may be subject to existing mortgage financing and other indebtedness or investments which have priority over the equity interest of the Trust or the Corporation.

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
    All the activities of the Company will be conducted through the Partnerships, except that prior to the receipt of the Gaming Approvals the gaming operations of the Corporation will be conducted through HI Nevada. The Trust or the Corporation may also hold temporary cash investments from time to time pending investment or distribution to shareholders.

    While the Company emphasizes equity real estate investments, it may, in its discretion, invest in mortgages, stock of other REITs or other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities and other real estate interests. Such mortgage investments may include participating or convertible mortgages or secured or unsecured preferential advances or loans. In any event, the Company does not intend that its investments in securities will require it to register as an "investment company" under the Investment Company Act of 1940, and the Company would divest securities before such registration would be required. In addition, the Company generally does not intend (i) to acquire mortgage investments in the future except where it provides seller financing on sales of its assets or where it is likely that hotel equity can be acquired or controlled through the acquisition of debt nor (ii) to pursue management of hotels in which the Company will not own a substantial economic interest.

    The Trust Declaration provides that the Board of Trustees generally may amend the investment policies set forth in the Trust Declaration at any time without the consent of the Trust's shareholders.

    Section 8-302 of the Maryland REIT Law provides that a real estate investment trust must hold, either directly or through other entities, at least 75% of the value of its assets in real estate assets, mortgages or mortgage related securities, governmental securities, cash and cash equivalent items, including high-grade short-term securities and receivables.

DISPOSITION

    The Company continuously reviews its properties to determine which properties should be retained and which should be disposed of. The Company may decide to dispose of a particular property at any time. The Company recently sold the Jacksonville, Florida Holiday Inn and the Fayetteville, North Carolina Ramada Inn.

FINANCING


    The Company currently has a policy of incurring not more than a 50% Ratio of Debt-to-Total Market Capitalization. The Ratio of Debt-to-Total Market Capitalization is equal to the total combined debt of the Company (which does not include intercompany debt), divided by the sum of the market value of all issued and outstanding Paired Shares (assuming the exchange of all Units for Paired Shares) and the total combined debt of the Company. Upon completion of the Offering, the Ratio of Debt-to-Total Market Capitalization of the Company will be approximately 9.5%, based on an assumed offering price of $23.50 per Paired Share (which is the midpoint of the range set forth on the cover page). Since the Ratio of Debt-to-Total Market Capitalization may be affected by factors outside the control of the Company, such as fluctuations in the market value of the outstanding Paired Shares, the achievement of such ratio at the time of incurrence of debt does not ensure that the Company will be able to maintain such ratio. The organizational documents of the Company do not limit the amount or percentage of indebtedness that they may incur. The Company could borrow up to approximately $383.2 million, in addition to indebtedness expected to be outstanding upon completion of the Offering, without exceeding the 50% Ratio of Debt-to-Total Market Capitalization, assuming a market value per Paired Share equal to the public offering price set forth on the cover page of this Prospectus. The Company may from time to time modify its debt policy in light of then current economic conditions and other factors. If the Board of Trustees of the Trust or the Board of Directors of the Corporation determines that additional funding is required, the Company may raise such funds through additional equity offerings, debt financing or retention of cash flow (subject to provisions in the Code concerning taxability of undistributed REIT income), or a combination of these methods.


    Additional borrowings may be made through any of the Company or the Partnerships and may be incurred in the form of secured or unsecured borrowings. Additional borrowings may be recourse, non-recourse or cross-collateralized and may contain cross-default provisions. The proceeds from any borrowings may be used for the payment of distributions, for working capital, to make loans to the Partnerships, to refinance existing indebtedness, to finance acquisitions, expansions or development of new properties or for other purposes. See "Federal Income Tax Considerations--Federal Income Taxation of the Trust--Requirements for Qualification--Annual Distribution Requirements."

    As long as the Partnerships are in existence, the proceeds of all common equity capital raised by the Company will be contributed to the Partnerships in exchange for Units in the Partnerships in accordance with the Issuance Percentages, as they may be amended from time to time.

CONFLICTS OF INTEREST


    POLICIES OF BOARD OF TRUSTEES AND BOARD OF DIRECTORS. The Board of Trustees of the Trust and the Board of Directors of the Corporation have adopted a policy that any contract or transaction between the Trust or the Corporation, as the case may be, and one or more of its trustees, directors or officers, or between the Trust or the Corporation, as the case may be, and any other entity in which one or more of its trustees, directors or officers are directors or officers, or have a financial interest, must be approved by a majority of the disinterested trustees or directors after the material facts as to the relationship or interest and as to the contract or transaction are disclosed or are known to them.



    INDEPENDENT BOARD APPROVAL. The Trust's Trustees' Regulations and the Corporation's Bylaws provide that a majority of the Board of the Trust and a majority of the Board of the Corporation, as the case may be, will be Independent Trustees/Directors, as applicable. An "Independent Trustee/Director" is a trustee of the Trust or a director of the Corporation, as the case may be, who is not employed by or affiliated with Starwood Capital or the Company.



    In addition, the Trust's Trustees' Regulations and the Corporation's Bylaws, in each case, provide that, in addition to any affirmative vote required either by law, the Partnership Agreements, the Declaration of Trust of the Trust or the Articles of Incorporation of the Corporation, any Transaction (as described below) involving the Trust, the Corporation (or any of their respective subsidiaries) or either of the Partnerships shall require the affirmative vote of a majority of the members ("Disinterested Members") of the Board of Trustees of the Trust (in the case of a Transaction involving the Trust or the Realty Partnership) or the Board of Directors of the Corporation (in the case of a Transaction involving the Corporation or the Operating Partnership following receipt of Gaming Approval) who are not employees, officers, directors, Affiliates or Associates (as each is defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of, the Interested Person who or which is a party to the Transaction.


    A "Transaction" is defined as any contract, sale, lease, exchange, mortgage, transfer or disposition to or with, or any other transaction with, any Interested Person (including, without limitation, any election with respect to the method of payment for an exchange of Units). An "Interested Person" is any person or entity who or which is the beneficial owner, directly or indirectly, of 5% or more of the outstanding Paired Shares or the outstanding Realty Units or Operating Units or who or which is an Affiliate or Associate of the Trust, the Corporation or either of the Partnerships.

    The Declaration of Trust of the Trust requires that at least a majority of the Board of Trustees be independent of any national hotel chain.


    The foregoing provisions may be amended or repealed only by a majority of trustees or directors, as the case may be, who are not employees, officers, Affiliates or Associates of the Trust, the Corporation, the Partnerships or any Interested Person.


    POLICIES APPLICABLE TO ALL TRUSTEES AND DIRECTORS. Under the law of Maryland, each trustee of the Trust and each director of the Corporation is obligated to offer to the Trust or the Corporation, as the case may be, any business opportunity (with certain limited exceptions) which comes to him and which the Trust or the Corporation, as the case may be, could reasonably be expected to have an interest in developing or acquiring. In addition, under the MGCL, any contract or transaction between a corporation and any director or any entity in which the director has a material financial interest will be void or voidable unless (a) it is approved, after disclosure of the interest, by the affirmative vote of a majority of disinterested directors or by the affirmative vote of a majority of the votes cast by disinterested stockholders, or (b) it is fair and reasonable to the corporation. While the Maryland law governing the Trust does not have a comparable statutory provision, the Trust has adopted a comparable policy.

OTHER POLICIES

    At all times, the Trust intends to make investments in such a manner as to be consistent with the requirements of the Code to qualify as a REIT unless, because of circumstances or changes in the Code (or other applicable law, rules or regulations), the Board of Trustees determines to revoke the Trust's REIT election.

    The Trust and the Corporation do not intend to underwrite securities of other issuers or actively trade in loans or other investments.


    The Trust and the Corporation have authority to offer Paired Shares or other securities and to repurchase or otherwise re-acquire their shares or any other securities and may engage in such activities in the future. In addition, the Partnerships have the authority to issue additional Units or other securities and to repurchase Units or other securities and may do so in the future. Except as described herein, none of the Trust, the Corporation or the Partnerships have any outstanding loans to their respective officers, directors or trustees. The Trust, the Corporation and the Partnerships have made and may make loans to joint ventures in which they participate in order to meet working capital needs.


                                   MANAGEMENT

TRUSTEES AND EXECUTIVE OFFICERS OF THE TRUST

    The following table sets forth certain information with respect to each of the members of the Trust's Board of Trustees and each of the Trust's executive officers:


                                                                                                          TERM
             NAME                   AGE      POSITION(S) WITH THE TRUST                                  EXPIRES
- ------------------------------      ---      --------------------------------------------------------  -----------
Barry S. Sternlicht...........          34   Chairman, Trustee and Chief Executive Officer                   1997
Jeffrey C. Lapin..............          38   President, Chief Operating Officer and Trustee                  1996
Michael W. Mooney.............          48   Vice President and Chief Financial Officer                    N/A
Bruce W. Duncan...............          43   Trustee(1)                                                      1997
Madison F. Grose..............          41   Trustee                                                         1995
Stephen R. Quazzo.............          35   Trustee(1)                                                      1996
William E. Simms..............          51   Trustee(1)                                                      1995
Daniel H. Stern...............          34   Trustee(1)                                                      1997


- ------------

(1) Will become a Trustee upon completion of the Offering.



    The principal occupation for the last five years of each trustee or executive officer of the Trust is set forth below:


    BARRY S. STERNLICHT. Mr. Sternlicht is Chairman and Chief Executive Officer of the Trust. He was founder of Starwood Capital (and co-founder of its predecessor entity in September 1991) and has been the President and CEO of Starwood Capital Group, L.P. since its formation. Prior to forming Starwood Capital, he was Vice President and then Senior Vice President (from 1989 to
1991) of JMB Realty Corporation, a real estate investment firm. Mr. Sternlicht is currently a Trustee of each of Equity Residential Properties Trust, a multifamily REIT, and Angeles Participating Mortgage Trust, a REIT.


    JEFFREY C. LAPIN. Mr. Lapin is President and Chief Operating Officer of the Trust. Mr. Lapin was the President and Chief Executive Officer of the Trust from May 1991 to December 1994 and has been a Trustee since September 1992. Prior to that time he was Vice President (from January 1988) and Secretary (from September 1986) of the Trust. Prior to 1986 Mr. Lapin was a real estate attorney at Mitchell, Silberberg & Knupp in Los Angeles. Mr. Lapin is a director of THQ, Inc., a licensee of Nintendo products. Mr. Lapin has over ten years of experience in the hotel REIT industry.


    MICHAEL W. MOONEY. Mr. Mooney has been Vice President and Chief Financial Officer since July 1992. From March 1992 to July 1992 he was a Director of Finance of RELCO Industries, a real estate development company. From August 1990 to March 1992, he was Director of Finance of Dorn-Platz, Inc., a real estate brokerage company. From July 1989 to August 1990, Mr. Mooney was an independent real estate consultant. Prior to that time, he was Executive Vice President and Chief Financial Officer of Gibraltar Savings. Mr. Mooney has indicated an intention to leave the Trust to pursue other opportunities subsequent to the June 1995 expiration of his employment agreement. The Company is currently seeking a sucessor to Mr. Mooney as Chief Financial Officer.


    BRUCE W. DUNCAN. Mr. Duncan has been President since October 1994 of Blakely Capital, Inc., a private firm focusing on investments in real estate and telecommunications. From 1992 to October 1994, Mr. Duncan was President and Co-Chief Executive Officer of JMB Institutional Realty Corporation and from 1984 to 1991 Executive Vice President of JMB Realty Corporation. Mr. Duncan holds an MBA from the University of Chicago. Mr. Duncan is on the Board of Directors of Northwestern Memorial Management Corp., a for profit subsidiary of Northwestern Memorial Hospital and is on the Board of Trustees of Kenyon College.


    MADISON F. GROSE. Mr. Grose has been Executive Vice President and General Counsel of Starwood Capital (and its predecessor entity) since July 1992. From November 1983 through June 1992, he was a partner in the law firm of Pircher, Nichols & Meeks.



    STEPHEN R. QUAZZO. Mr. Quazzo has been President since April 1991 of Equity Institutional Investors, Inc. a subsidiary of Equity Group Investments, Inc., a Chicago based holding company controlled by Samuel Zell. Prior to that time, Mr. Quazzo was a Vice President of Goldman, Sachs & Co., responsible for the firm's real estate investment banking activities in the Midwest. Mr. Quazzo is a member of the Urban Land Institute.


    WILLIAM E. SIMMS. Mr. Simms is president of the Reinsurance Division of Transamerica Occidental Life Insurance Company and a member of its board of directors. Over the past 24 years, he has held various other management positions with that company. He is active in civic organizations, such as the Charlotte Urban League, the Charlotte Mecklenburg Hospital Authority, Queens College, the Mint Museum, the Museum of the New South and the Arts and Science Council, and is a part owner of the new Carolina Panthers National Football League team. Mr. Simms is a director of NationsBank of North and South Carolina.


    DANIEL H. STERN. Mr. Stern is a co-founder and President of Ziff Brothers Investments, L.L.C., a diversified New York based investment management firm. Prior to co-founding Ziff Brothers Investments in December 1992, Mr. Stern was the Co-Managing Director of William A.M. Burden & Co., a private investment management firm where he was responsible for asset allocation and investment policy. Mr. Stern is a member of the Board of Directors of Commodore Media, Inc.

DIRECTORS AND EXECUTIVE OFFICERS OF THE CORPORATION

    The following table sets forth certain  information with respect to each  of
the   members  of  the  Corporation's  Board  of  Directors,  and  each  of  the
Corporation's executive officers.



                                                                                                          TERM
              NAME                     AGE      POSITION(S) WITH THE CORPORATION                         EXPIRES
- ---------------------------------      ---      -----------------------------------------------------  -----------
Earle F. Jones...................          68   Chairman of the Board of Directors                           1995
                                                 and Director(1)
Kevin E. Mallory.................          36   Executive Vice President                                   N/A
Leslie R. King...................          52   Vice President of Operations                               N/A
Jean-Marc Chapus.................          37   Director(2)                                                  1996
Jonathan D. Eilian...............          27   Director(2)                                                  1997
Bruce M. Ford....................          54   Director(3)                                                  1995
Steven R. Goldman................          34   Director and Senior Vice President(2)                        1996
Graeme W. Henderson..............          61   Director(3)                                                  1995
Michael A. Leven.................          57   Director(2)                                                  1996
Barry S. Sternlicht..............          34   Director(2)                                                  1997
Daniel W. Yih....................          37   Director(2)                                                  1995


- ------------

(1) Current director who continues in office after receipt of Gaming Approval.


(2) Becomes a director upon receipt of Gaming Approval.


(3) Serves as a director until Gaming Approval is received.

    The principal occupation for the last five years of each director or executive officer of the Corporation is set forth below:



    EARLE F. JONES. Mr. Jones has been a Director of the Corporation since 1985 and Chairman of the Board of Directors of the Corporation since February 1989. He has been Co-Chairman of MMI Hotel Group, a hotel company, since 1988. From 1967 to 1968, Mr. Jones was President of the International Association of Holiday Inns and served two terms as a Director. Mr. Jones is a Trustee and Chairman of Communications Improvement Trust, whose beneficiaries are public broadcasting and Tougaloo College Trust, a member of the Board of Trustees for Millsaps College and the Catholic Foundation, and Co-Chairman of the Mississippi Olympic Committee.



    KEVIN E. MALLORY. Mr. Mallory has been Executive Vice President of the Corporation since July 1992. From December 1991 to July 1992 he was President of Merit Hotel Group, a hotel development and consulting company. From September 1989 to November 1991, he was Development Director, Westin Hotels & Resorts, a hotel management Company. Prior to that time he was Assistant Vice President and Asset Manager of VMS Realty Partners, a real estate syndicator. Mr. Mallory's career reflects 15 years of experience in the hotel industry.


    LESLIE R. KING. Mr. King has been Vice President of Operations of the Corporation since 1992. From June 1991 to August 1992, Mr. King was Chief Operating Officer of Spring Garden Brewing Company, a restaurant and brewery service company. From May 1988 to June 1991, Mr. King was Chief Executive Officer of and Consultant to eight single hotel companies under common management. Prior to 1988, Mr. King was Senior Vice President of Operations Support for Red Lion Hotels & Inns. (He was named Vice President in 1982 and Executive Vice President in 1984.) Mr. King's career comprises 26 years of hotel and restaurant industry experience.


    JEAN-MARC CHAPUS. Mr. Chapus has been a Managing Director since January 1994 and Principal since December 1991 of Crescent Capital Company and has primary responsibility for the firm's private lending and private placement activities. He is also a Managing Director of the High Yield Bond Group of Trust Company of the West since March 1995. From 1986 to 1991, Mr. Chapus served as First Vice President at Drexel Burnham Lambert Incorporated. From 1982 to 1984, Mr. Chapus was a member of the mergers and acquisitions department at Lehman Brothers Kuhn Loeb Incorporated.



    JONATHAN D. EILIAN. Mr. Eilian has been Vice President and then Senior Vice President of Starwood Capital (and its predecessor entity) since its formation in September 1991. Prior to that time he was Acquisitions Associate for JMB Realty Corporation, a real estate investment firm, and for The Palmer Group, L.P., a private investment firm specializing in corporate acquisitions. Mr. Eilian received an MBA from the Wharton Graduate School of Business in 1991.



    BRUCE M. FORD. Mr. Ford has been a Director of the Corporation since 1983. He has been President and Managing Partner of F.K.B. Management Corporation, a restaurant management company, since January 1988 and President of Ford Management Corporation, a hotel/motel management and development company, since June 1988. Prior to that time, Mr. Ford was Senior Vice President of Operations of Ramada Inns.



    STEVEN R. GOLDMAN. Mr. Goldman has been a Senior Vice President of the Corporation since March 1995. Mr. Goldman was a Vice President of Starwood Capital, specializing in hotel acquisitions and hotel asset management, from August 1993 to February 1995. From 1990 to 1993, he was Senior Development Manager of Disney Development Company, the real estate investment development and management division of the Walt Disney Company. From 1986 to 1990, Mr. Goldman was Director of Development of The Hyatt Development Corporation.



    GRAEME W. HENDERSON. Mr. Henderson has been a Director of the Corporation since March 1990. He was Chairman of the Trust from July 1989 to December 1994 and Trustee of the Trust from September 1986 to December 1994. He has been an
independent   financial    consultant    since   January    1990.    Prior    to

January 1990, Mr. Henderson has been President of Henderson Consulting, Inc., a private financial consulting firm. Mr. Henderson has been a President of Capstan, Inc. (Formerly Seymour, Inc.), a manufacturer of machine tool controls, since 1982. Mr. Henderson is currently a Director of Capital Southwest Corporation.



    MICHAEL A. LEVEN. Mr. Leven has been President and Chief Operating Officer of Holiday Inn Worldwide since November 1990. Prior to that time he was President of Days Inn (from 1985 to 1990), a senior executive, including President and Chief Operating Officer, of Americana Hotels (from 1976 to 1985) and an executive at Dunfey Family Hotels (1973 to 1976) and Sonesta Hotels (1961 to 1973). Mr. Leven is also a member of the Board of Advisors of the American Red Cross.



    DANIEL W. YIH. Mr. Yih is a general partner of Chilmark Partners, L.P. (since June 1995). Mr. Yih had served as president of Merco-Savory, Inc., a manufacturer of food preparation equipment (since March 1995) and as a senior executive of Welbilt Corporation (from September 1993 to March 1995). Prior to that time, Mr. Yih served as an associate of Kohlberg & Co. Mr. Yih is also a member of the Board of Directors of Scott Sports Group Inc.



    For information with respect to the principal occupation and business experience of Mr. Sternlicht, see "--Trustees and Executive Officers of the Trust," above.



    Prior to receipt of Gaming Approvals, the Operating Partnership will be managed by a management committee of the Operating Partnership consisting of the members of the Board of Directors who will take office upon receipt of Gaming Approvals. After receipt of Gaming Approvals, the Corporation will have authority to make decisions with respect to the Operating Partnership. See "Structure of the Company-- Management of the Partnerships."


CLASSIFIED BOARDS; REMOVAL


    The Boards of the Trust and the Corporation are divided into three classes serving staggered terms so that the terms expire either at the 1995, 1996 or 1997 annual shareholders meetings. Starting with the 1995 annual meetings, one class will be elected each year for three-year terms. Holders of Paired Shares have no cumulative voting rights for the election of trustees and directors. The executive officers of the Trust and the Corporation serve at the pleasure of the Board of Trustees or the Board of Directors, as the case may be, subject in the case of Messrs. Lapin, Mooney and Mallory to the provisions of their respective employment agreements with the Trust and the Corporation, as applicable. See "--Agreements with Executive Officers" below. There is no family relationship among any of the Trustees, Directors or executive officers of the Trust or the Corporation.


    Directors of the Corporation may be removed only for cause upon the affirmative vote of two-thirds of the votes entitled to be cast for election. Trustees of the Trust may be removed with or without cause by the affirmative vote of two-thirds of the votes entitled to be cast for election. Any Trustee or Director appointed to a vacant trusteeship or directorship will hold office for a term expiring at the annual meeting at which the class to which they have been appointed expires. These provisions preclude shareholders of the Corporation from removing incumbent directors without cause. Maryland law grants shareholders of a Maryland corporation the right, together with the board of directors, to fill vacancies created by the removal of a director. In the case of the Trust, however, the shareholders may not fill vacancies created by such removal with their own nominees.

INDEPENDENT BOARD APPROVAL


    For information regarding independent board approval requirements, see "Policies with Respect to Certain Activities--Conflicts of Interest--Independent Board Approval."


BOARD COMMITTEES

    The Board of Trustees of the Trust and the Board of Directors of the Corporation has established Executive, Audit, Compensation and Nominating Committees, the principal functions of which are described below.

    EXECUTIVE COMMITTEE. To the extent permitted by law, the Executive Committee is authorized to exercise the powers of the applicable Board with respect to the management of the business and affairs of the

Trust or the Corporation, as the case may be, between meetings of the Board, except that the Executive Committee of the Corporation may not declare dividends or distributions on stock, issue stock, recommend to the stockholders any action which requires stockholder approval, adopt, amend or repeal the Corporation's Bylaws, or approve any merger or share exchange which does not require stockholder approval. The Board of Directors of the Corporation does not currently have an Executive Committee.


    AUDIT COMMITTEE. The Audit Committee has the following powers, duties and functions: (i) to select the firm of independent public accountants to audit the consolidated financial statements of the Company and its subsidiaries, subject to the approval of the applicable Board, (ii) to discuss with such independent public accountants the scope and results of their audit, (iii) to discuss with such independent public accountants, and with the management of the Company, the Company's financial accounting and reporting principles, policies and practices and the adequacy of the Company's accounting, financial and operating controls and (iv) to report to the applicable Board with respect to the foregoing, at such times and in such manner as such Board shall determine.



    COMPENSATION COMMITTEE. The Compensation Committee has the authority to make recommendations to the applicable Board with respect to the salaries and other compensation to be paid to the executive officers of the Company and to administer the Company's employee benefit plans.



    NOMINATING COMMITTEE. The Nominating Committee recommends to the applicable Board nominees for trustees of the Trust and directors of the Corporation.



    Upon the completion of the Offering, the Boards will appoint the members of the Executive, Audit, Compensation and Nominating Committees.


    In connection with the settlement of two purported class actions, the Trust's Board of Trustees and the Corporation's Board of Directors have established a joint transaction committee of Independent Trustees and Directors to make recommendations to those Boards with respect to any transaction proposed by management having a fair market value of $20 million or more.

COMPENSATION OF TRUSTEES/DIRECTORS


    Each Trustee or Director who is not also an officer of the Trust or the Corporation receives annual trustee's or director's fees of $6,000 (other than directors of the Corporation who serve as such until Gaming Approval is received, who will continue to receive annual director's fees of $12,000) and is reimbursed for any out-of-pocket expenses incurred in attending meetings of the Board of Trustees or the Board of Directors. Each Trustee and Director (other than directors of the Corporation who serve as such until Gaming Approval is received) will also receive options to purchase Paired Shares at the public offering price. See "--Stock Options." The Chairman of each Board receives an additional fee of $2,500 per year. In addition, each non-officer Trustee or Director receives a fee of $750 for each meeting in which he participates (or, in the case of telephonic meetings, $500) and a fee of $500 for each committee meeting in which he participates ($1,000 per meeting for committee chairman). Trustees and Directors may also receive additional options to purchase Paired Shares. See "--Stock Options" below.


LIABILITY AND INDEMNITY OF DIRECTORS AND TRUSTEES

    Maryland law provides that a corporation's charter or a real estate investment trust's declaration of trust may include a provision eliminating or limiting the personal liability of a director, trustee or officer to the corporation or real estate investment trust or its shareholders, as the case may be, for money damages except (i) to the extent that it is proved that the person actually received an improper benefit or profit in money, property, or services, for the amount of the benefit or profit in money, property, or services actually received or (ii) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Corporation's Articles of Incorporation and the Trust's Declaration of Trust provide that the Corporation's directors and officers and the Trust's trustees and officers are shielded from personal liability for money damages to the fullest extent permitted by the Maryland law.

    Under the MGCL, a corporation and under the Maryland REIT Law, a real estate investment trust may indemnify any director, officer or trustee made a party to any proceeding unless it is established that (i) the director's, officer's or trustee's act or omission was material to the cause of action and was committed in bad faith or resulted from active and deliberate dishonesty, (ii) the director, officer or trustee actually received an improper benefit in money, property or services, or (iii) in the case of criminal proceedings, the director, officer or trustee had reasonable cause to believe the act or omission was unlawful. The Corporation's Articles of Incorporation and the Trust's Declaration of Trust provide that the Corporation and the Trust will indemnify their officers, directors and trustees. The Company has entered into indemnification agreements with its directors, trustees and executive officers providing for the maintenance of directors and officers liability insurance subject to certain conditions, and the indemnification of and advancement of expenses to such directors, trustees and executive officers and the Company intends to enter into such indemnification agreement with its directors, trustees and executive officers in the future.


    As part of the Reorganization, each of the Trust and the Corporation agreed to, and Starwood Capital agreed to use its best efforts to cause the Trust and the Corporation to, indemnify, defend and hold harmless the respective officers, trustees, directors and employees of the Trust and the Corporation and any of their respective subsidiaries (at the time the Formation Agreement was executed) against all losses, expenses, claims, damages or liabilities arising out of actions or omissions occurring on or prior to the Reorganization (including, without limitation, the Reorganization) to the full extent permitted or required under applicable law (and to advance expenses as incurred to the fullest extent permitted under applicable law, provided that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification). Each of the Trust and the Corporation also agreed to, and Starwood Capital agreed to use its best efforts to cause the Trust and the Corporation to, maintain in effect for not less than seven years the current policies of directors' and officers' liability insurance maintained by the Trust and the Corporation with respect to matters occurring prior to the consummation of the Reorganization. The foregoing indemnification provisions may include indemnification for securities law liabilities and, to the extent permitted under Maryland law, for wilful misconduct and criminal violations. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. Maryland law provides for certain limitations on indemnification. In addition to the foregoing, the Formation Agreement also provides that all rights to indemnification, including provisions relating to advances of expenses incurred in defense of any action or suit, existing in favor of directors, officers and employees of the Trust and the Corporation or any of their respective subsidiaries at the time the Formation Agreement was executed would survive the consummation of the Reorganization and continue in full force and effect.


SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

    THE TRUST. The following table provides certain summary information concerning the compensation paid to the Trust's President and Chief Executive Officer and each other executive officer of the Trust whose total compensation for 1994 exceeded $100,000 for services rendered in all capacities to the Trust for the fiscal years ended December 31, 1994, 1993 and 1992.

                           SUMMARY COMPENSATION TABLE

                                                                                          LONG TERM
                                                                                         COMPENSATION
                                                                ANNUAL COMPENSATION         AWARDS
                                                               ---------------------  ------------------
           NAME AND PRINCIPAL POSITION                YEAR       SALARY      BONUS     OPTIONS/SARS (#)    ALL OTHER
- --------------------------------------------------  ---------  ----------  ---------  ------------------  ------------
Jeffrey C. Lapin                                         1994  $  190,000  $  75,000         2,000(2)     $  23,545(3)
 President and Chief Executive Officer(1)                1993     170,834     20,000         8,333(2)
                                                         1992     150,792
Michael W. Mooney                                        1994     150,000     20,000         1,500(2)
 Vice President and Chief Financial Officer              1993     140,416     11,667         4,167(2)
                                                         1992      61,026

- ------------

(1) On January 31, 1995, Mr. Lapin became President and Chief Operating Officer of the Trust and Barry S. Sternlicht became Chairman and Chief Executive Officer of the Trust. As of that date, Mr. Sternlicht is paid compensation at the rate of $100,000 per year.


(2) For information with respect to this option, see "--Stock Options," below. Share amount has been adjusted for an assumed one-for-six reverse stock split.

(3) Amount shown reflects cash paid for unused vacation.

    THE CORPORATION. The following table provides certain summary information concerning the compensation paid to each executive officer of the Corporation whose total compensation for 1994 exceeded $100,000 for services rendered in all capacities to the Corporation for the fiscal years ended December 31, 1994, 1993 and 1992.

                           SUMMARY COMPENSATION TABLE

                                                                                            LONG TERM
                                                                                           COMPENSATION
                                                                  ANNUAL COMPENSATION         AWARDS
                                                                 ---------------------  ------------------
            NAME AND PRINCIPAL POSITION                 YEAR       SALARY      BONUS     OPTIONS/SARS (#)
- ----------------------------------------------------  ---------  ----------  ---------  ------------------
Kevin E. Mallory                                           1994  $  150,000  $  37,500         1,500(1)
 Executive Vice President                                  1993     140,416     11,667         4,167(1)
                                                           1992      63,718

- ------------
(1) For information with respect to this option, see "--Stock Options," below. Share amount has been adjusted for an assumed one-for-six reverse stock split.

STOCK OPTIONS


    As of December 31, 1994, employee stock options issued by the Corporation to purchase 51,417 Paired Shares were outstanding and employee stock options issued by the Trust to purchase 51,417 Paired Shares were outstanding.


    The following table provides information with respect to the options held as of December 31, 1994 by the executive officers of the Trust and the executive officers of the Corporation named in the Summary Compensation Tables above. No options were exercised by any of those executive officers during 1994.

                    AGGREGATED OPTION/SAR EXERCISES IN 1994
                      AND DECEMBER 31, 1994 OPTION VALUES

                                                                  NUMBER OF SHARES
                                                               UNDERLYING UNEXERCISED               VALUE OF
                                                               OPTIONS/SARS AT FISCAL       UNEXERCISED IN-THE-MONEY
                                                                  YEAR-END (#)(1)             OPTIONS/SARS ($)(2)
                                                            ----------------------------  ----------------------------
NAME                                                        EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
- ----------------------------------------------------------  -----------  ---------------  -----------  ---------------
Jeffrey C. Lapin..........................................      13,333          2,000        109,500          2,280
Michael W. Mooney.........................................       4,167          1,500         54,750          1,710
Kevin E. Mallory..........................................       4,167          1,500         54,750          1,710

- ------------

(1) Share amounts have been adjusted for an assumed one-for-six reverse stock split.

(2) Value is defined as market price of the Paired Shares at December 31, 1994 less exercise price of the option. The average of the high and low market prices of the Paired Shares at December 31, 1994 was $17.64 (adjusted to reflect an assumed one-for-six reverse stock split).


    The Company will adopt, effective upon the closing of the Offering, its 1995 Share Option Plan (the "1995 Option Plan"). The 1995 Option Plan is currently expected to be submitted to the shareholders of the Company at the next meeting of the shareholders. Pursuant to the 1995 Option Plan, certain officers, trustees, directors and key employees of the Company may be offered the opportunity to acquire an aggregate of up to 1,450,000 Paired Shares through the grant of share options ("Paired Options"), including non-qualified share options and, for key employees, incentive share options within the meaning of Section 422 of the Code. Such Paired Options will consist of options to purchase shares of the Corporation and the Trust. The 1995 Option Plan will be administered by committees of the Trust and the Corporation ("Option Committees") consisting of three or more "disinterested" trustees or directors, respectively. No Options granted pursuant to the 1995 Option Plan shall be exercisable at a price per Paired Share less than fair market value at the date of grant.



    All Options granted under the 1995 Option Plan will vest as follows: one-third, one year after the date of initial grant; one-third two years following such date; and the remaining one-third three years following such grant, except for Options granted to directors and trustees, which will fully vest on the date of grant.



    The Option Committees are expected to make initial grants to key employees and others of Paired Options to purchase up to 733,500 Paired Shares at an exercise price equal to the initial public offering price of the Paired Shares in the Offering. The following table sets forth the Options expected to be granted to executive officers on the closing of the Offering.



                                                                                              NUMBER OF PAIRED
                                                                                             SHARES UNDERLYING
NAME                                                                                              OPTIONS
- ----------------------------------------------------------------------------------------  ------------------------
Barry S. Sternlicht.....................................................................          411,000(1)
Jeffrey C. Lapin........................................................................           25,000
Kevin E. Mallory........................................................................           30,000
Steven R. Goldman.......................................................................           40,000
Leslie R. King..........................................................................           15,000


- ------------


(1) Mr. Sternlicht has indicated that he intends to share approximately one-half of the economic benefits associated with those Options with approximately ten officers and employees of Starwood Capital, including Messrs. Eilian and Grose, in amounts and on terms to be determined.

    As part of the 733,500 Paired Options described above, it is expected that the Option Committees will make separate grants of Paired Options to purchase 50,000 Paired Shares to each of Messrs. Eilian and Grose on the same terms as those set forth above, for services rendered to the Company in connection with the Offering. In addition, it is expected that the Option Committees will make an initial grant to each director and trustee of Paired Options to purchase 6,000 Paired Shares at an exercise price equal to the initial public offering price of the Paired Shares in the Offering. Each director and trustee will also automatically be granted annually, nonqualified Paired Options to purchase 6,000 Paired Shares. Such options shall be fully exercisable on and after their date of grant and shall expire ten years after the date of grant.



    The 1995 Option Plan will terminate ten years after its effective date unless terminated earlier by the Board of Trustees of the Trust and the Board of Directors of the Corporation. However, termination will not affect Options previously granted. Any Options which had vested prior to such a termination would remain exercisable by the holder thereof. The Boards may amend the 1995 Option Plan subject to any shareholder approval which may be required for any amendment to the 1995 Option Plan, including in connection with compliance with Rule 16b-3 promulgated under Section 16(b) of the Exchange Act. The Paired Shares available under the 1995 Option Plan will be registered under a Form S-8 registration statement to be filed within 12 months after the effective date of the registration statement relating to the Paired Shares offered hereby.



    The 1995 Option Plan shall be administered by the Option Committees. The Option Committees will interpret the 1995 Option Plan, adopt rules relating thereto and determine the terms and provisions of Options. The Option Committees will also make appropriate adjustments in the event of any stock split, stock dividend, recapitalization, merger, consolidation or if the property or other shares of beneficial interest of the Company are acquired by another corporation or the Company is reorganized, liquidated or impacted by an extraordinary transaction.


AGREEMENTS WITH EXECUTIVE OFFICERS

    EMPLOYMENT AGREEMENTS. The Trust has employment agreements with Messrs. Lapin and Mooney, and the Corporation has an employment agreement with Mr. Mallory which provide that they will receive annual salaries in 1995 of $200,000, $150,000 and $150,000, respectively, and such annual bonuses, if any, as the Boards of the Trust and the Corporation may determine. Mr. Lapin's employment agreement expires on January 31, 1997; Mr. Mooney's employment agreement expires June, 1995; and Mr. Mallory's employment agreement expires June, 1995. Mr. Lapin is entitled to an annual bonus of not less than $75,000 and was granted options to purchase 41,667 Paired Shares at an exercise price equal to $16.50 per Paired Share (the fair market value of the Paired Shares on the date of grant) and will vest at a rate no longer than the most rapid rate of vesting of options granted to any other executive during the term of his employment agreement. Mr. Lapin's annual salary will increase to $225,000 in 1996. Each of Messrs. Lapin, Mooney and Mallory also is eligible to participate in all employee benefit plans and fringe benefits, if any, the Trust or the Corporation makes available to its other executive officers. The employment of Messrs. Mooney and Mallory pursuant to the employment agreements may be terminated by the Trust or Corporation, respectively at any time; provided, however, that if either such officer's employment is terminated without cause (as defined) the terminated officer will be entitled to receive the lesser of
(i) that officer's salary for the then-remaining term of the employment agreement or (ii) $75,000 (in the case of Messrs. Mooney or Mallory). Mr. Lapin may terminate his employment for "Good Reason" as defined in the employment agreement including an assignment of duties inconsistent with his position, a substantial alteration of his responsibilities, a breach of the agreement by the Trust, removal from office without cause (as defined), relocation of the Trust's principal executive offices, a change in the composition of 51% of the Trustees, a decision by the Board of Trustees that the Trust shall merge, sell or dispose of all or substantially all of its assets, dissolve or liquidate, or the failure of Mr. Lapin to be a member of the Board of Trustees other than for cause (as defined). If Mr. Lapin so terminates his employment, he will be entitled to receive a lump sum payment equal to the base salary and bonuses that would have been payable had he continued to be employed for the remainder of the term of the employment agreement, and all fringe benefits to which he would have been entitled through the remainder of the term of the employment agreement (other than stock options or stock loans not granted prior to the date of termination). Mr. Mooney has indicated an intention to leave the Trust to pursue other opportunities subsequent to the June 1995 expiration of his employment agreement. The Trust has agreed to pay Mr. Mooney compensation at his current rate for an additional six months in connection with the transition to a new chief financial officer.



    Pursuant to Mr. Lapin's employment agreement, the Trust will loan or cause to be loaned $250,000 to Mr. Lapin. The loan will have a term of 10 years, will bear interest at the lowest applicable rate prescribed by section 1274(d) of the Code and will be unsecured. Mr. Lapin will have the right at any time to repay the loan (plus interest and any collection costs) by delivering Paired Shares for credit at the rate per Paired Share of one-half of the price to the public of Paired Shares in the Offering.



    NON-COMPETITION AGREEMENTS. The Company has entered into non-competition agreements with its executive officers, which prohibits them from engaging directly or indirectly in the hotel business during the period they are officers of the Company. The Company has also entered into the Starwood Noncompete with Starwood Capital (see "Structure of the Company--Management of the Partnerships") and a similar agreement with Barry S. Sternlicht.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    REORGANIZATION. See "Structure of the Company--Formation of the Partnerships and the Reorganization" for a description of certain transactions between Starwood Capital and the Company in connection with the Reorganization. Barry S. Sternlicht, the President and Chief Executive Officer of the general partners of Starwood Capital is also the Chairman and Chief Executive Officer of the Trust and is a trustee of the Trust, a director of the Corporation and on the management committee of the Operating Partnership.


    CERTAIN REIMBURSEMENTS AND PAYMENTS TO STARWOOD CAPITAL. The Company has reimbursed Starwood Capital for approximately $1.7 million of legal and other out-of-pocket expenses and other costs incurred by Starwood Capital associated with the Reorganization. Starwood Capital and the Company have agreed that, subject to approval by the Independent Trustees or Directors, as appropriate, Starwood Capital will be reimbursed for out-of-pocket costs and expenses for any services provided to the Company. Starwood Capital will also be reimbursed for its internal cost (including allocation of overhead) for services provided to the Company, provided that, where such costs are currently expensed by the Company, such reimbursement will not exceed $250,000 in the year ending June 30, 1996.



    Starwood Capital provided to the Company $9.6 million, of which $6.5 million has been repaid, of interim financing in order to enable the Company to acquire the Omni Chapel Hill Hotel in Chapel Hill, North Carolina. See "Business Objectives and Growth Strategy--Implementation of Strategies." The remaining indebtedness is subordinated and bears interest at a rate of 12%.



    The Company also received a $5 million unsecured loan from Starwood Capital to fund the deposit of the Sheraton Colony Square acquisition. This loan bears interest at 12%. Both loans will be repaid from the proceeds of the Offerings. See "Use of Proceeds."



    As part of the consideration to Starwood Capital in connection with the Reorganization (which was approved by the shareholders of the Trust and the Corporation in December 1994), the Partnerships agreed to pay an amount to Starwood Capital only if the Trust and the Corporation consummated a public offering of Paired Shares prior to June 30, 1996, which offering results in the receipt by the Trust and the Corporation of gross proceeds of not less than $150 million. Assuming a public offering price of $23.50 per Paired Share (which is the midpoint of the range set forth on the cover page), such payment would be approximately $3.5 million. Such payment will be made from the proceeds of the Offering. See "Use of Proceeds."


    ROSS AGREEMENT. In November, 1994, Starwood Capital entered into an agreement (the "Ross Agreement") with Leonard Ross and his affiliates ("Ross"). Ross held approximately 9.8% of the outstanding Paired Shares and had opted out of the settlement by the Company of certain shareholder litigation unrelated to the Reorganization or Starwood Capital. Virtually all other shareholders of the Company were bound by such settlement. In addition to preserving his rights to institute an action against the Company with respect to the matters covered by such settlement, Ross had threatened to assert other alleged causes of action against the Company.

    The Ross Agreement was entered into in settlement of the threatened litigation by Ross and provides for an assignment to Starwood Capital of Ross' claims. Starwood Capital also received a proxy to vote Ross' Paired Shares and Starwood Capital has agreed to purchase those Paired Shares, at Ross' election, in a 60-day period beginning on December 15, 1995, at a price of $33.75 (as adjusted for an assumed one-for-six reverse stock split) per Paired Share. Starwood Capital may also elect to purchase such Paired Shares at the same time and on the same terms. In December 1994, Ross sold 33,167 (as adjusted for the reverse stock split) of the Paired Shares, which remain subject to such purchase agreement. Ross has agreed not to purchase or sell any Paired Shares during the period specified for the purchase of his Paired Shares and not more than 4.9% thereafter.

    The Company agreed to indemnify and hold harmless Starwood Capital (and its subsidiaries, affiliates and successors) against liabilities, losses or damages and reasonable out-of-pocket expenses (i) incurred in connection with any action, suit or proceeding brought by a holder of Paired Shares against Starwood Capital relating to the Reorganization or (ii) under or in respect of the Ross Agreement (other than, in each case, to the extent such liabilities, losses, damages or expenses arose from a breach by Starwood Capital of any agreement entered into in connection with the Reorganization, or the Ross Agreement or a breach of any fiduciary duty by Starwood Capital); PROVIDED that the aggregate indemnification obligation of the Company under the provisions described in clause (ii) is limited to $1,800,000. The Partnerships have agreed to reimburse the Company for costs incurred pursuant to such indemnification obligation.


    SENIOR DEBT RELATED TRANSACTIONS. In May 1994, Starwood Capital purchased (at a discount) approximately $21 million of the Company's senior debt at a public auction by the institutional holder of such debt. In August 1994, an affiliate of Merrill Lynch (the "New Lender") purchased $74 million of the Company's senior debt, including the senior debt previously held by Starwood Capital, pursuant to a privately negotiated transaction and at a discount. In conjunction with such purchase by the New Lender, it entered into an agreement (the "Swap Agreement") providing that (i) Starwood Capital could acquire such senior debt within a specified period at the New Lender's cost basis and (ii) the excess of debt service payments made by the Company on such senior debt over the New Lender's cost basis, together with a specified return thereon, would be payable to Starwood Capital. In March 1995, the Company's senior debt was refinanced by the New Lender and the Swap Agreement was terminated, with Starwood Capital receiving (a) the return of $13.1 million of cash collateral which it had deposited as security for its obligations in respect of the Swap Agreement, (b) additional cash of $2.7 million, (c) $12 million of the Company's senior debt and (d) certain warrants attendant to the senior debt. As required by the Formation Agreement, Starwood Capital contributed such senior debt to the Partnerships in exchange for 813,880 Units of the Partnerships (see "Structure of the Company--Formation of the Partnerships and the Reorganization"). The Company has paid $786,000 to Starwood Capital to cancel certain warrants relating to the senior debt in accordance with the requirements of such senior debt.


    SHARE PURCHASE AGREEMENTS. Prior to December 1989, the Company maintained share purchase plans pursuant to which Trustees, Directors, officers and employees of the Company were granted rights to purchase Paired Shares from the Trust and the Corporation at prices based upon the then fair market value of the Paired Shares. A purchaser of Paired Shares under a share purchase plan made a cash down payment equal to 10% of the purchase price and executed a promissory note in favor of the Company for the balance. Certificates evidencing Paired Shares purchased under a share purchase plan were pledged to the Company as collateral to secure payment of the promissory note. Prior to the satisfaction of the obligations represented by the note, the purchaser was entitled to vote the Paired Shares held in pledge, but could not transfer the purchaser's interest in those shares. During 1994, the share purchase agreements between the Company and each of Messrs. Henderson, Samuels and Ford were terminated and the non-recourse indebtedness thereunder was cancelled (an aggregate of $56,250 with respect to Mr. Henderson, $82,391 with respect to Mr. Samuels, $108,784 with respect to Mr. Ford). In addition, the Paired Shares pledged in respect of such indebtedness were either released from such pledge, to the extent that such indebtedness had been repaid (an aggregate of 224 Paired Shares for which $20,625 was paid with respect to Mr. Henderson, 357 Paired Shares for which $39,922 was paid with respect to Mr. Samuels, and 466 Paired Shares for which $45,279 was paid with respect to Mr. Ford) or were forfeited by the individual, to the extent such indebtedness had not been repaid.

                             PRINCIPAL SHAREHOLDERS


    The following table sets forth information as of June 8, 1995, but after giving effect to the Offering, regarding the beneficial ownership of the Paired Shares by (i) each person known by the Company to be the beneficial owner of more than five percent of the Paired Shares, (ii) each director and executive officer of the Corporation and (iii) each trustee and executive officer of the Trust. Each beneficial owner has sole voting and investment power with respect to all Paired Shares beneficially owned, except as otherwise set forth in the notes to the table. All share amounts have been adjusted for an assumed one-for-six reverse stock split.



                                                                                                 PAIRED SHARES TO BE
                                                                                                BENEFICIALLY OWNED(1)
                                                                                                ASSUMING EXCHANGE BY
                                                                                               STARWOOD CAPITAL OF ALL
                                                                     PAIRED SHARES TO BE       OF ITS UNITS FOR PAIRED
                                                                                               SHARES AND CONSUMMATION
                                                                    BENEFICIALLY OWNED(1)        OF THE OFFERING (1)
                                                                -----------------------------  -----------------------
                                                                                 PERCENT OF                PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER                                AMOUNT          CLASS        AMOUNT       CLASS
- --------------------------------------------------------------  --------------  -------------  ----------  -----------
Starwood Capital and Barry S. Sternlicht(2)...................          49,933          (7)     5,993,511        32.9%
U.S. Bancorp(4)...............................................         166,000          8.2%      166,000         (7)
Leonard M. Ross(3)............................................         165,233          8.2%      165,233         (7)
Edward J. Okay and Dorothy P. Okay(5).........................         125,000          6.2%      125,000         (7)
Jeffrey C. Lapin..............................................          57,958(6)         (7)      57,958         (7)
Michael W. Mooney.............................................           5,667(8)         (7)       5,667         (7)
Graeme W. Henderson...........................................           7,974(9)         (7)       7,974         (7)
Kevin E. Mallory..............................................           5,775 10)         (7)      5,775         (7)
Bruce M. Ford.................................................             736 11)         (7)        736         (7)
Earle F. Jones................................................           6,000 12)         (7)      6,000         (7)
Bruce W. Duncan...............................................           5,000          (7)         5,000         (7)
Stephen R. Quazzo.............................................             167          (7)           167         (7)
All Trustees, Directors and Officers as a Group...............         139,210 13)         6.9%  6,082,788       33.4%


- ------------

 (1)Does not include 733,500 Paired Shares subject to Options to be granted pursuant to the 1995 Option Plan. See "Management--Stock Options."


 (2)The business address for Starwood Capital and Mr. Sternlicht is c/o Starwood Capital Group, L.P., Three Pickwick Plaza, Suite 250, Greenwich, CT 06830. Based on information contained in a Schedule 13D dated January 31, 1995, filed by Starwood Capital, Barry S. Sternlicht and the following Starwood Capital entities: Starwood Opportunity Fund II, L.P. ("SOFI II"), Firebird Consolidated Partners, L.P., Woodstar Partners, I, L.P., Starwood-Huntington Partners, L.P., Starwood/Wichita Investors, L.P., Starwood-Nomura Hotel Investors, L.P., Starwood-Apollo Hotel Partners IX, L.P., Starwood Apollo Hotel Partners VIII, L.P. and Berl Holdings, L.P. Such Schedule 13D reports that SOFI II owns 49,933 Paired Shares and that SOFI II and Mr. Sternlicht have the power to vote and dispose of such shares and that the Starwood Capital entities hold units in the Realty Partnership and the Operating Partnership which are, subject to the 8.0% Ownership Limit, exchangeable for an aggregate of 5,943,578 Paired Shares (approximately 74.6% of the outstanding Paired Shares after such exchange, without giving effect to the Offerings). Such Schedule 13D reports that because of the 8.0% Ownership Limit, the Starwood Capital entities cannot beneficially own more than 8.0% of the outstanding Paired Shares. The amount beneficially owned and the percent of class assumes that Starwood Capital entities exchange units for Paired Shares to the maximum extent permitted within the ownership limit provisions. Does not include Paired Shares beneficially owned by Mr. Ross. See Note (3) below.

 (3)The business address for Mr. Ross is 1011-1/2 N. Beverly Dr., Beverly Hills, CA. Based on information contained in Amendment No. 10 to Schedule 13D dated February 22, 1991. 151,633 of these shares are pledged to the Pacific Bank, along with other securities, as collateral for a previously unsecured loan. Pursuant to the Ross Agreement, Starwood Capital has agreed to purchase Ross' Paired Shares (and, in addition 33,167 Paired Shares sold by Ross in December 1994) at Ross' election during a 60-day period beginning in December 1995, at a price of $33.75 per Paired Share. Starwood Capital has a proxy from Ross to vote all of such Paired Shares, and may also elect to purchase such Paired Shares at the same time on the same terms. See "Certain Relationships and Related Transactions."

 (4)The business address for U.S. Bancorp is 111 S.W. Fifth Avenue, Portland, OR 97204. Based on information contained in Schedule 13G dated February 10, 1995, the securities are held by Qualivest Capital Management, Inc. (a wholly-owned subsidiary of U.S. Bancorp) and the Trust Group of the United
    States  Bank  of  Oregon  in  the  amount  of  79,950  and  86,050   shares,
    respectively. U.S. Bancorp has sole dispositive power with respect to 154,250 shares and sole voting power with respect to all of these shares.

 (5)The address for Edward J. and Dorothy P. Okay is 111 Quayside Drive, Jupiter, FL 33477. Based on information contained in a Schedule 13D dated January 4, 1995. Edward J. Okay has sole voting power and shares dispositive power with Dorothy P. Okay with respect to all of these shares.


 (6)Includes 27,889 shares subject to presently exercisable options and 833 shares owned in a pension plan of which Mr. Lapin is sole trustee and beneficiary. Does not include approximately 10,600 Paired Shares which Mr. Lapin has indicated his intention to buy in the Offering.


 (7)Less than 1%.


 (8)Includes 4,667 shares subject to presently exercisable options.


 (9)Includes 50 shares owned in a Keogh plan and 2,667 shares subject to paired warrants issued by the Trust and the Corporation.


(10)Includes 4,667 shares subject to presently exercisable options.


(11)Includes 404 shares subject to paired warrants issued by the Trust and the Corporation, 29 of which are owned by Mr. Ford's wife.

(12)Includes 83 shares subject to paired warrants issued by the Trust and the Corporation.


(13)Includes 38,056 shares that may be  acquired upon the exercise of  presently
    exercisable  options,        shares  issued or to be  issued pursuant to the
    1995 Option Plan and 3,154 shares subject to the 1986 Warrants.


                        SHARES AVAILABLE FOR FUTURE SALE


    Upon the completion of the Offering, there will be 12,272,158 outstanding Paired Shares, 5,943,578 Paired Shares reserved for issuance upon exchange of Units, 882,333 Paired Shares reserved for issuance upon the exercise of outstanding options and 276,662 Paired Shares reserved for issuance upon the exercise of the 1986 Warrants. Starwood Capital is entitled to exchange its Units for Paired Shares on a one-for-one basis or, at the option of the Company, cash or a combination of Paired Shares and cash. Upon exchange of its Units, Starwood Capital would, subject to the Ownership Limitation, be entitled to the receipt of an additional 5,943,578 Paired Shares. The Paired Shares issued in the Offering will be freely tradeable by persons other than "Affiliates" of the Company without restriction under the Securities Act, subject to the Ownership Limitation. See "Capital Stock--Ownership Limits; Restrictions on Transfer; Repurchase and Redemption of Shares."


    The Paired Shares which may be issued to Starwood Capital upon exchange of its Units will be "restricted" securities under the meaning of Rule 144 promulgated under the Securities Act ("Rule 144") and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including exemptions contained in Rule 144. As described below, the Company granted Starwood Capital registration rights with respect to its Paired Shares. Starwood Capital has entered into a Lock-Up Agreement with the Underwriters pursuant to which, with limited exceptions, it is not permitted to offer, sell, contract to sell or otherwise dispose of any Units or Paired Shares for a twelve month period from the closing of the Offering without the consent of Merrill Lynch and the Company. See "Underwriting."


    In general, under Rule 144 as currently in effect, if two years have elapsed since the later of the date of acquisition of restricted shares from the Company or any "Affiliate" of the Company, as that term is defined under the Securities Act, the acquiror or subsequent holder thereof is entitled to sell within any three month period a number of shares that does not exceed the greater of 1% of the then outstanding Paired Shares or the average weekly trading volume of the Paired Shares during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 also are subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. If three years have elapsed since the date of acquisition of restricted shares from the Company or from any "Affiliate" of the Company, and the acquiror or subsequent holder thereof is deemed not to have been an "Affiliate" of the Company at any time during the 90 days preceding a sale, such person would be entitled to sell such shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

    The Company has agreed to file, as soon as practicable after the request of Starwood Capital, subject to certain limitations, one or more registration statements with the Commission for the purpose of registering the sale of Paired Shares issuable to Starwood Capital upon the exchange of its Units. Upon effectiveness of such registration statement, Starwood Capital may sell such shares in the secondary market without being subject to the volume limitations or other requirements of Rule 144. See "Structure of the Company-- Limited Partner Rights--Exchange Rights."

    No prediction can be made as to the effect, if any, that future sales of Paired Shares, or the availability of Paired Shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of Paired Shares, or the perception that such sales could occur, may affect adversely prevailing market prices of the Paired Shares. See "Risk Factors--Effect of Various Factors on Share Price."

                                 CAPITAL STOCK

GENERAL

    The Trust's Declaration of Trust authorizes the Trust to issue 135 million shares of beneficial interests in the Trust, including (i) 100 million Trust Shares, with a par value of $0.01 per share, (ii) 20 million excess trust shares, with a par value of $0.01 per share ("Excess Common Trust Shares") and
(iii) 5 million excess Preferred Shares, with a par value of $0.01 per share ("Excess Preferred Trust Shares" and, together with the Excess Common Trust Shares, the "Excess Trust Shares"). The Trust's Declaration of Trust grants the Board of Trustees the power to create and authorize the issuance of up to 110 million shares (less any Trust Shares) of preferred shares ("Trust Preferred Shares") in one or more classes or series, having such voting rights, such rights to dividends and distribution and rights in liquidation, such conversion, exchange and redemption rights and such designations, preferences and participations and other limitations and restrictions as are not prohibited by the Declaration of Trust or applicable law and as are specified by the Board of Trustees in its discretion. The Board of Trustees has not created or authorized any class or series of Preferred Shares. No Excess Trust Shares are outstanding.


    The Articles of Incorporation of the Corporation authorize the Corporation to issue 135 million shares, consisting of (i) 10 million shares of preferred stock, with a par value of $0.01 per share ("Corporation Preferred Stock"), (ii) 100 million Corporation Shares, (iii) 20 million shares of excess common stock, with a par value of $0.01 per share ("Excess Corporation Common Stock"), and
(iv) 5 million shares of excess preferred stock, with a par value of $0.01 per share, ("Excess Corporation Preferred Stock" and, together with the Excess Corporation Common Stock, the "Excess Corporation Stock"). The Corporation Preferred Stock is issuable in classes or series with such rights, preferences, privileges and restrictions as the Board of

Directors of the Corporation may determine, including voting rights, redemption provisions, dividend rates, liquidation preferences and conversion rights. No such class or series of Corporation Preferred Stock has been established. No Excess Corporation Stock is outstanding.

    As of May 1, 1995 there were 2,022,158 (adjusted for an assumed one-for-six reverse stock split) Paired Shares outstanding. Each outstanding Paired Share entitles the holder to one vote on all matters presented to shareholders for a vote. The Trust and the Corporation have reserved for issuance 5,943,578 Paired Shares upon exchange of Units currently held by Starwood Capital.

PAIRED SHARES
    All Paired Shares offered hereby will be duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other shares or series of shares of beneficial interest and to the provisions of the Trust's Declaration of Trust regarding Excess Trust Shares and the Corporation's Articles of Incorporation regarding Excess Corporation Stock, holders of Paired Shares will be entitled to receive dividends if, as and when authorized and declared by the Board of Trustees of the Trust or the Board of Directors of the Corporation, as the case may be, out of assets legally available therefor and to share ratably in the assets of the Trust or the Corporation legally available for distribution to its shareholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of the Trust or the Corporation.

    Subject to the provisions of the Trust's Declaration of Trust regarding Excess Trust Shares and the Corporation's Articles of Incorporation regarding Excess Corporation Stock, each outstanding Paired Share entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of trustees or directors, and, except as otherwise required by law or except as provided with respect to any other class or series of shares of beneficial interest, the holders of such Paired Shares will possess the exclusive voting power. There is no cumulative voting in the election of trustees or directors, which means that the holders of a majority of the outstanding Paired Shares can elect all of the trustees or directors then standing for election and the holders of the remaining shares of beneficial interest, if any, will not be able to elect any trustees or directors.

    Holders of Paired Shares have no conversion, sinking fund, redemption or preemptive rights to subscribe for any securities of the Trust or the Corporation, as the case may be.

    Subject to the provisions of the Trust's Declaration of Trust regarding Excess Shares and the Corporation's Articles of Incorporation regarding Excess Corporation Stock, Paired Shares will have equal dividend, distribution, liquidation and other rights, and will have no preference, exchange or, except as expressly required by the Maryland REIT Law and the MGCL, appraisal rights.

THE PAIRING AGREEMENT
    The Trust and the Corporation have entered into an agreement dated June 25, 1980, as amended (the "Pairing Agreement") pursuant to which all outstanding Trust Shares and Corporation Shares are "paired" on a one-for-one basis. The following is a summary of certain provisions of the Pairing Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the text of the Pairing Agreement, a copy of which is incorporated by reference as an exhibit to the Registration Statement.

    TRANSFER OF PAIRED SHARES. Under the Pairing Agreement, Trust Shares are transferable only together with an equal number of Corporation Shares, and Corporation Shares are transferable only together with an equal number of Trust Shares. Certificates evidencing Trust Shares and Corporation Shares are required by the Pairing Agreement to include a reference to this transfer restriction. The Declaration of Trust of the Trust and the Corporation's Articles of Incorporation contain similar restrictions on the transfer of Trust Shares and Corporation Shares, as well as other restrictions on the transfer and ownership of Trust Shares and Corporation Shares. The Pairing Agreement also provides that any Excess Trust Shares and any Excess Corporation Stock which may be issued will be paired in the same manner as the Trust Shares and Corporation Shares are paired. See "--Ownership Limits; Restrictions on Transfer; Repurchase and Redemption of Shares" below.

    ISSUANCE OF SHARES. Under the Pairing Agreement, the Trust may not issue Trust Shares and the Corporation may not issue Corporation Shares unless provision is made for the acquisition by the same person of the same number of shares of the other entity. The Trust and the Corporation must agree on the manner and basis of allocating the consideration to be received upon such issuance, or on the payment by one entity to the other of cash or other consideration in lieu of a portion of the consideration to be received upon issuance of such Paired Shares.

    SHARE DIVIDENDS, RECLASSIFICATION AND OTHER SIMILAR EVENTS. Neither the Trust nor the Corporation may declare or pay any dividend or other distribution payable in Trust Shares or Corporation Shares, issue any rights or warrants to purchase Trust Shares or Corporation Shares, or subdivide, combine or otherwise reclassify such Shares, unless the other entity concurrently takes the same action.

    AMENDMENT AND TERMINATION. The Pairing Agreement may be amended by the Board of Trustees of the Trust and the Board of Directors of the Corporation, provided that an amendment permitting the separate issuance and transfer of Trust Shares and Corporation Shares must be approved by a majority of each of the outstanding Trust Shares and the outstanding Corporation Shares. The Pairing Agreement may be terminated only with the affirmative vote of the holders of a majority of each of the outstanding Trust Shares and the outstanding Corporation Shares. Upon such termination, the Trust Shares and the Corporation Shares could be delisted by the NYSE if the Trust and the Corporation, respectively, did not as separate entities then meet the listing requirements of such Exchange.


    The Paired Shares currently outstanding are listed for trading on the NYSE. The Trust and the Corporation have applied to the NYSE to list the additional Paired Shares to be sold pursuant to the Offering and the Trust and the Corporation anticipate that such shares will be so listed.

    PREFERRED SHARES. The Trust may authorize and issue other classes or series of shares of beneficial interest in addition to the Trust Shares without the issuance by the Corporation of corresponding shares, and the Corporation may authorize and issue shares of Corporation Preferred Stock without the issuance by the Trust of corresponding shares. Furthermore, the Pairing Agreement does not limit the power of the Boards of the Trust and the Corporation to independently determine the rights, preferences and restrictions of such shares.

EXCHANGE RIGHTS
    See "Structure of the Company--Limited Partner Rights--Exchange Rights" for a description of certain rights to tender Units to the Trust and the Corporation in exchange for Paired Shares.

1986 WARRANTS
    The 1986 Warrants consist of warrants of the Trust (the "1986 Trust Warrants") to purchase up to an aggregate of 276,662 Trust Shares at a purchase price of $98.64 per Trust Share, subject to adjustment upon certain events, and warrants of the Corporation (the "1986 Corporation Warrants") to purchase up to an aggregate of the same number of Corporation Shares at a purchase price of $3.06 per Corporation Share, subject to similar adjustment upon such events. The 1986 Trust Warrants and the 1986 Corporation Warrants are "paired" in the same manner as the Trust Shares and the Corporation Shares pursuant to the Pairing Agreement and may be held, transferred and exercised only in units consisting of one 1986 Trust Warrant and one 1986 Corporation Warrant (a "1986 Paired Warrant"). A holder of 1986 Paired Warrants, upon exercise thereof, must pay a purchase price of $101.70 per Paired Share purchased upon such exercise. The certificates representing 1986 Trust Warrants and 1986 Corporation Warrants ("Warrant Certificates") are "back-to-back" certificates pursuant to which the certificates evidencing 1986 Trust Warrants are printed on the reverse side of the certificates evidencing 1986 Corporation Warrants. The 1986 Paired Warrants expire in 1996, at which time each 1986 Paired Warrant is exchangeable for 1/100 of a Paired Share.

OPTIONS
    See "Management--Stock Options" for a description of certain options to purchase Paired Shares issued to employees of the Trust and the Corporation.

PREEMPTIVE RIGHTS

    Holders of Trust Shares and Corporation Shares do not have preemptive rights with respect to the issuance of additional shares. Accordingly, any issuance of authorized but unissued shares could have the effect of diluting the earnings per share and book value per share of currently outstanding shares. Neither the Trust nor the Corporation currently has plans to issue any shares, other than upon exchange of Units, upon exercise of warrants and employee, trustee, director or other stock options and pursuant to the Offering.

MARYLAND TAKEOVER LEGISLATION

    Under the MGCL, certain "business combinations" (including mergers, consolidations, share exchanges, or, in certain circumstances, asset transfers or issuances or reclassifications of equity securities) between a Maryland corporation or a Maryland real estate investment trust and any person who beneficially owns 10% or more of the voting power of the corporation's or trust's shares or an affiliate of the corporation or trust who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting shares of the corporation or trust (an "Interested Stockholder") or an affiliate thereof, are prohibited or restricted unless exempted. The Company has exempted all "business combinations" involving any party from the business combination provisions of the MGCL.

    Under Maryland law, under certain circumstances "control shares" of a Maryland corporation or a Maryland real estate investment trust acquired in a "control share acquisition" may have no voting rights. The Company has exempted all control share acquisitions involving any person from the MGCL.

OWNERSHIP LIMITS; RESTRICTIONS ON TRANSFER; REPURCHASE AND REDEMPTION OF SHARES


    The Trust's Declaration of Trust and the Corporation's Articles of Incorporation provide that, subject to certain exceptions specified in the Declaration of Trust and the Articles of Incorporation, no shareholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 8.0% of the capital stock, whether measured by vote, value or number of Paired Shares (other than for shareholders who owned in excess of 8.0% as of the date the Reorganization closed, who may not so own or be deemed to own more than the lesser of 9.9% or the number of Paired Shares they held on such date) of the outstanding Paired Shares, Corporation Preferred Stock or Trust Preferred Stock (collectively, "Preferred Stock") which may be issued, or any combination thereof. The Board of Trustees and the Board of Directors may waive the Ownership Limitation if evidence satisfactory to the Board of Trustees and the Board of Directors and the tax counsel to the Trust and the Corporation is presented that such ownership will not jeopardize the Trust's status as a REIT. As a condition of such waiver, each of the Board of Trustees and the Board of Directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of the Trust. If shares which would cause the Trust to be beneficially owned by fewer than 100 persons are issued or transferred to any person, such issuance or transfer shall be null and void and the intended transferee will acquire no rights to the stock. Any acquisition of capital stock of the Trust or the Corporation and continued holding or ownership of capital stock of the Trust or the Corporation constitutes, under the Declaration of Trust of the Trust and the Articles of Incorporation of the Corporation, a continuous representation of compliance with the Ownership Limitation.


    In the event of a purported transfer or other event that would, if effective, result in the ownership of Paired Shares or shares of Preferred Stock in violation of the Ownership Limitation, such transfer with respect to that number of shares that would be owned by the transferee in excess of the Ownership Limitation would be deemed void AB INITIO and such Paired Shares or shares of Preferred Stock would automatically be exchanged for Excess Shares or Excess Preferred Stock, respectively (collectively, "Excess Stock"), authorized by the Declaration of Trust and the Articles of Incorporation, according to rules set forth in the Declaration of Trust and the Articles of Incorporation, to the extent necessary to ensure that the purported transfer or other event does not result in ownership of Paired Shares or shares of Preferred Stock or Excess Stock in violation of the Ownership Limitation. Any purported transferee or other purported holder of Excess Stock is required to give written notice to the Trust and the Corporation of a purported transfer or other event that would result in the issuance of Excess Stock.

    Any Excess Trust Shares and Excess Corporation Stock which may be issued will be "paired" in the same manner that the Trust Shares and the Corporation Shares are currently paired. Excess Stock is not treasury stock but rather continues as issued and outstanding capital stock of the Trust and the Corporation. While outstanding, Excess Stock will be held in trust. The trustees of such trusts shall be appointed by the Trust and the Corporation and shall be independent of the Trust, the Corporation and the holder of Excess Stock. The beneficiary of such trust shall be one or more charitable organizations selected by the trustee. If, after the purported transfer or other event resulting in an exchange of Paired Shares or shares of Preferred

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Stock  for  Excess  Stock  and prior  to  the  discovery by  the  Trust  and the
Corporation of such exchange, dividends or distributions are paid with respect to the Paired Shares or shares of Preferred Stock that were exchanged for Excess Stock, then such dividends or distributions are to be repaid to the trustee upon demand for payment to the charitable beneficiary. While Excess Stock is held in trust, an interest in that trust may be transferred by the trustee only to a person whose ownership of Paired Shares or shares of Preferred Stock will not violate the Ownership Limitation, at which time the Excess Stock will be automatically exchanged for the same number of Paired Shares or shares of Preferred Stock of the same type and class as the Paired Shares or shares of Preferred Stock for which the Excess Stock was originally exchanged. The Trust's Declaration of Trust and the Articles of Incorporation of the Corporation contain provisions that are designed to ensure that the purported transferee or other purported holder of the Excess Stock may not receive in return for such a transfer an amount that reflects any appreciation in the Paired Shares or shares of Preferred Stock for which such Excess Stock was exchanged during the period that such Excess Stock was outstanding. Any amount received by a purported transferee or other purported holder in excess of the amount permitted to be received must be turned over to the charitable beneficiary of the trust. If the foregoing restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee or holder of any Excess Stock may be deemed, at the option of the Trust and the Corporation, to have acted as an agent on behalf of the Trust and the Corporation in acquiring or holding such Excess Stock and to hold such Excess Stock on behalf of the Trust and the Corporation.

    The Trust's Declaration of Trust and the Articles of Incorporation of the Corporation further provide that the Trust and the Corporation may purchase, for a period of 90 days during the time the Excess Stock is held in trust, all or any portion of the Excess Stock from the original transferee-shareholder at the lesser of the price paid for the Paired Shares or shares of Preferred Stock by the purported transferee (or if no notice of such purchase price is given, at a price to be determined by the Board of Trustees and the Board of Directors, in their sole discretion, but no lower than the lowest market price of such stock (based on the market price of the Paired Shares or shares of Preferred Stock) at any time during the period in which the Excess Stock is held in trust) and the closing market price for the Paired Shares or shares of Preferred Stock on the date the Trust and the Corporation exercise their option to purchase. The 90-day period begins on the date of the violative transfer if the original transferee-shareholder gives notice to the Trust and the Corporation of the transfer or (if no notice is given) the date the Board of Trustees and the Board of Directors determine that a violative transfer has been made.

    The Ownership Limitation will not be removed automatically even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. Except as otherwise described above, any change in the Ownership Limitation would require an amendment to the Declaration of Trust and the Articles of Incorporation. Amendments to the Declaration of Trust and the to the Articles of Incorporation generally require the affirmative vote of holders owning a majority of the outstanding Trust Shares and Corporation Shares respectively, except that changes to the Ownership Limitation require two-thirds approval. In addition to preserving the Trust's status as a REIT, the Ownership Limitation may have the effect of precluding an acquisition of control of the Trust and the Corporation without the approval of the Board of Trustees and the Board of Directors.

    All persons who own, directly or by virtue of the attribution provisions of the Code, 5% or more (or such other percentage as may be required by the Code or regulations promulgated thereunder) of the outstanding Paired Shares, Preferred Stock or Excess Stock must file an affidavit with the Trust and the Corporation containing the information specified in the Declaration of Trust and the Articles of Incorporation before January 30 of each year. In addition, each shareholder shall upon demand be required to disclose to the Trust and the Corporation in writing such information with respect to the direct, indirect and constructive ownership of shares as the Board of Trustees or the Board of Directors deems necessary to comply with the provisions of the Declaration of Trust and the Articles of Incorporation or the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

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    All  certificates representing Paired Shares or Preferred Shares will bear a legend referring to the restrictions described above.

DISSOLUTION OF TRUST

    Pursuant to its Declaration of Trust, the Trust cannot dissolve, unless approved by the affirmative vote or written consent of shareholders holding at least two-thirds of the shares entitled to vote on the matter.

AMENDMENT TO THE DECLARATION OF TRUST

    The Trust's Declaration of Trust, including its provisions on classification of the Board of Trustees and removal of trustees, may be amended only by the affirmative vote of the holders of a majority of all of the votes entitled to be cast on the matter except in the case of amendments of the Ownership Limitation which requires the approval of the holders of two-thirds to the Trust Shares and the Corporation Shares, respectively. Pursuant to the Maryland REIT Law, a real estate investment trust generally cannot amend its Declaration of Trust, unless approved by the affirmative vote or written consent of shareholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all the votes entitled to be cast on the matter) is set forth in the real estate investment trust's declaration of trust. A declaration of trust may permit the trustees to amend a declaration of trust from time to time to qualify as a real estate investment trust under the Code or the Maryland REIT Law without the affirmative vote or written consent of the shareholders. In addition the Board of the Trust may alter or modify the investment policies and restrictions contained in the Trust's Declaration of Trust without the consent of the Trust's the shareholders. The Trust's Declaration of Trust permits such action by a majority vote of the Board of Trustees.

TRANSFER AGENT FOR PAIRED SHARES

    The Transfer Agent for the Paired Shares is First Interstate Bank, Ltd., Los Angeles, California.

                       FEDERAL INCOME TAX CONSIDERATIONS


    The following is a summary of the material federal income tax considerations that may be relevant to a prospective holder of Paired Shares. Sidley & Austin has acted as tax counsel to the Trust and the Corporation in connection with the Offering and the Trust's election to be taxed as a REIT, has reviewed the following discussion and is of the opinion that it fairly summarizes the material federal income tax considerations to a holder of Paired Shares. This summary is for information purposes only and is not tax advice. Except as discussed below, no ruling or determination letters from the Internal Revenue Service ("IRS") have been or will be requested by the Company on any tax issue connected with the Offering. The Company has received opinions of Sidley & Austin as to certain federal income tax consequences. The opinions of Sidley & Austin are based upon the Internal Revenue Code of 1986, as amended (the "Code"), as currently in effect, applicable Treasury Regulations thereunder and judicial and administrative interpretations thereof, all of which are subject to change, including changes that may be retroactive, and upon certain customary assumptions and representations. Opinions of counsel are not binding on the IRS or the courts. Accordingly, no assurance can be given that the IRS will not challenge the propriety of one or more of the tax opinions or positions described herein or that such a challenge would not be successful.


    This summary does not purport to deal with all aspects of taxation that may be relevant to particular holders of Paired Shares in light of their personal investment or tax circumstances. Except as specifically provided, the discussion below does not address foreign, state, or local tax consequences, nor does it specifically address the tax consequences to taxpayers subject to special treatment under the federal income tax laws (including dealers in securities, foreign persons, life insurance companies, tax-exempt organizations, financial institutions, and taxpayers subject to the alternative minimum tax). The discussion below assumes that the Paired Shares are or will be held as capital assets within the meaning of Section 1221 of the Code. No assurance can be given that legislative, judicial or administrative changes will not affect the accuracy of any statements in this Prospectus with respect to transactions entered into or contemplated prior to the effective date of such changes.

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
    EACH PROSPECTIVE PURCHASER OF PAIRED SHARES IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF PAIRED SHARES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN THE APPLICABLE TAX LAWS.

FEDERAL INCOME TAXATION OF THE TRUST

BACKGROUND

    In 1980, prior to the establishment of the Corporation and the pairing of its shares with the shares of the Trust, the IRS issued a Private Letter Ruling (the "Ruling") to the Trust in which the IRS held that the pairing of the Trust Shares and the Corporation Shares and the operation of the Corporation would not preclude the Trust from qualifying as a REIT. Subsequent to the issuance of the Ruling (i) the IRS announced that it would no longer issue rulings to the effect that a REIT whose shares are paired with those of a non-REIT will qualify as a REIT if the activities of the paired entities are integrated, and (ii) Congress, in 1984, enacted Section 269B of the Code, which treats a REIT and a non-REIT, the paired shares of which were not paired on or before June 30, 1983, as one entity for purposes of determining whether either company qualifies as a REIT.
Section 269B of the Code has not applied to the Trust and the Corporation (since the Trust Shares and the Corporation Shares were paired prior to that date), and the Ruling's conclusions were not adversely affected thereby.


    The Trust recently discovered that it may not have met all of the requirements for maintenance of REIT status for prior years. In order to resolve this problem and be able to complete the Reorganization and the Offering in a timely fashion, in 1994, the Trust requested and received a determination letter from the IRS (the "IRS Letter"). The IRS Letter provides that the Trust's failure to comply with certain requirements for maintenance of REIT status terminated its election to be taxed as a REIT beginning with the Trust's taxable year ended December 31, 1991 and permits the Trust to re-elect to be taxed as a REIT commencing with its taxable year ending December 31, 1995. The IRS Letter also directed the Trust to file amended federal income tax returns for its taxable years ended December 31, 1991 and 1992 as a C corporation (and not as a REIT) and to file its federal income tax returns for its taxable years ended December 31, 1993 and 1994 as a C corporation. The Trust has filed such returns for its taxable years ended December 31, 1991, 1992 and 1993 and has received an extension of the time for filing such return for its taxable year ended December 31, 1994. Because the Trust had net losses for federal income tax purposes and did not pay any dividends during its taxable years ended December 31, 1991, 1992, 1993 and 1994, the IRS Letter did not result in the Trust owing any federal income tax and the holders of Paired Shares should not be adversely affected for these years.


GENERAL

    The Trust plans to make an election to be taxed as a REIT under Sections 856 through 860 of the Code and applicable Treasury Regulations (the "REIT Requirements" or "REIT Provisions"), commencing with its taxable year ending December 31, 1995. The Trust believes that, commencing with its taxable year ending December 31, 1995, it will be organized and will operate in such a manner as to qualify for taxation as a REIT under the Code. The Trust intends to continue to operate in such a manner, but no assurance can be given that it will operate in a manner so as to qualify or remain qualified as a REIT.

    The REIT Provisions are highly technical and complex. The following sets forth the material aspects of the REIT Provisions that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the REIT Provisions and administrative and judicial interpretations thereof.

    In the opinion of Sidley & Austin, commencing with the Trust's taxable year ending December 31, 1995, the Trust will be organized in conformity with the requirements for qualification as a REIT, and its proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that Sidley & Austin's opinion is based on the IRS Letter and various assumptions and is conditioned upon certain representations made by the Trust and the Corporation as to factual matters. In particular, Sidley & Austin's opinion is based upon factual representations of the Trust

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
concerning its business and properties. Moreover, such qualification and taxation as a REIT depends upon the Trust's ability to meet, through actual annual operating results, certain distribution levels, specified diversity of stock ownership, and various other qualification tests imposed under the REIT Provisions, as discussed below. The Trust's annual operating results will not be reviewed by Sidley & Austin. Accordingly, no assurance can be given that the actual results of the Trust's operation for any particular taxable year will satisfy such requirements. Further, the anticipated federal income tax treatment described in this Prospectus may be changed, perhaps retroactively, by legislative, administrative, or judicial action at any time. For a discussion of the tax consequences of failure to qualify as a REIT, see "--Failure to Qualify."

    As long as the Trust qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on net income that it currently distributes to stockholders. This treatment substantially eliminates the "double taxation" (once at the corporate level and again at the stockholder level) that generally results from investment in a regular corporation.

    Even if the Trust qualifies for taxation as a REIT, however, it may be subject to federal income or excise tax as follows. First, the Trust will be taxed at regular corporate rates on any undistributed REIT taxable income (as discussed below), including undistributed net capital gains. Second, under certain circumstances, the Trust may be subject to the "alternative minimum tax" on its items of tax preference, if any. Third, if the Trust has (i) net income from the sale or other disposition of "foreclosure property" (which is, in general, property acquired on foreclosure or otherwise on default on a loan secured by such property or a lease of such property) or (ii) other non-qualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Trust has net income from "prohibited transactions" (which are, in general, certain sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if the Trust should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the Trust fails the 75% or
95%  test,  multiplied   by  a   fraction  intended  to   reflect  the   Trust's
profitability. Sixth, if the Trust should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Trust will be subject to a 4% excise tax on the excess of such required distributions over the amounts actually distributed. Seventh, pursuant to IRS Notice 88-19, if the Trust has a net unrealized built-in gain, with respect to any asset (a "Built-in Gain Asset") held by the Trust on January 1, 1995 or acquired by the Trust from a corporation that is or has been a C corporation (I.E., generally a corporation subject to full corporate-level tax) in certain transactions in which the basis of the Built-in Gain Asset in the hands of the Trust is determined by reference to the basis of the asset in the hands of the C corporation, and the Trust recognizes gain on the disposition of such asset through the Realty Partnership during the 10-year period (the "Recognition Period") beginning on January 1, 1995 with respect to assets held by the Trust on such date or, with respect to other assets, the date on which such asset was acquired by the Trust, then, to the extent of the Built-in Gain (I.E., the excess of (a) the fair market value of such asset over (b) the Trust's adjusted basis in such asset, determined as of the beginning of the Recognition Period), such gain will be subject to tax at the highest regular corporate rate pursuant to Treasury Regulations that have not yet been promulgated. The results described above with respect to the recognition of Built-in Gain assume that the Trust will make an election pursuant to IRS Notice 88-19. The Trust believes that it will have Built-In-Gain Assets as of January 1, 1995 and, thus, sales of assets by the Trust or the Realty Partnership after 1994 could result in a federal income tax liability to the Trust.

REQUIREMENTS FOR QUALIFICATION

    To qualify as a REIT, the Trust must elect to be so treated and must meet on a continuing basis certain requirements (as discussed below) relating to the Trust's organization, sources of income, nature of assets, and distribution of income to shareholders.

    The Code defines a REIT as a corporation, trust or association: (i) that is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares, or by

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
transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation, but for the REIT Provisions; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) the beneficial ownership of which is held by 100 or more persons;
(vi) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities); (vii) as of the close of the taxable year, has no earnings and profits accumulated in any non-REIT year; (viii) is not electing to be taxed as a REIT prior to the fifth taxable year which begins after the first taxable year for which its REIT status terminated or was revoked or the IRS has waived the applicability of such waiting period; and (ix) that meets certain other tests, described below, regarding the nature of its income and assets. The REIT Provisions provide that conditions (i) to (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (v) and (vi) will not apply until after the first taxable year for which an election is made by the REIT to be taxed as a REIT.

    The Trust has sufficient shareholders to satisfy condition (v) and believes its shareholders satisfy condition (vi). In addition, the Trust's Declaration of Trust and the Corporation's Articles of Incorporation provide for restrictions regarding the transfer and ownership of shares, which restrictions are intended to assist the Trust in continuing to satisfy the share ownership requirements described in conditions (v) and (vi) above. Such transfer and ownership restrictions are described in "Capital Stock--Ownership Limits; Restrictions on Transfer; Repurchase and Redemption of Shares." The Trust believes that, as of January 1, 1995, it satisfied condition (vii) and, based on the IRS Letter, it satisfies condition (viii).

    Pursuant to applicable Treasury Regulations, in order to elect to be taxed as a REIT, the Trust must maintain certain records and request certain information from its stockholders designed to disclose the actual ownership of its stock. The Trust has represented that it will comply with these requirements.

    The Trust may not elect to become a REIT unless its taxable year is the calendar year. The Trust's taxable year is the calendar year.


    In the case of a REIT that is a partner in a partnership, the REIT Provisions provide that the REIT is deemed to own its proportionate share of the assets of the partnership and is deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership shall retain the same character in the hands of the REIT for purposes of the REIT Requirements, including satisfying the gross income tests and the asset tests, described below. Similar treatment applies with respect to lower-tier partnerships which the REIT indirectly owns through its interests in higher-tier partnerships. Thus, the Trust's proportionate share of the assets, liabilities and items of income of the Realty Partnership and the LLCs, respectively, will be treated as assets, liabilities and items of income of the Trust for purposes of applying the requirements described herein, provided that the Realty Partnership and the LLCs are treated as partnerships for federal income tax purposes. See "--Federal Income Tax Aspects of the Partnerships below."


    PAIRED SHARES. Section 269B of the Code provides that if the shares of a REIT and a non-REIT are paired then the REIT and the non-REIT shall be treated as one entity for purposes of determining whether either company qualifies as a REIT. If Section 269B applied to the Trust and the Corporation, then the Trust would not be able to satisfy the gross income tests (described below) and thus would not be eligible to be taxed as a REIT. Section 269B does not apply, however, if the shares of the REIT and the non-REIT were paired on or before June 30, 1983 and the REIT was taxable as a REIT on or before June 30, 1983. As a result of this grandfathering rule, Section 269B has not applied to the Trust and the Corporation. This grandfathering rule does not, by its terms, require that the Trust be taxed as a REIT at all times after June 30, 1983. In the opinion of Sidley & Austin, the IRS letter and the termination of the Trust's REIT election for the taxable years ended December 31, 1991 through 1994 will not result in Section 269B becoming applicable to the Trust. There are, however, no judicial or administrative authorities interpreting this grandfathering rule. Therefore, the opinion of Sidley & Austin is based solely on the literal language of the statutory grandfathering rule.

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
    Even though Section 269B of the Code does not apply to the Trust and the Corporation, the IRS could assert that the Trust and the Corporation should be treated as one entity under general tax principles. In general, such an assertion should only be upheld if the separate corporate identities are a sham or unreal. Not all of the trustees of the Trust are also directors of the Corporation and no individual serves as an officer of both the Trust and the Corporation. In addition, the Trust, and the Corporation and each Partnership and LLC have separate creditors and are subject to different state law licensing and regulatory requirements. The Trust and the Corporation have represented that they and the Partnerships and the LLCs will each maintain separate books and records and all material transactions among them have been and will be negotiated and structured with the intention of achieving an arm's-length result. Based on the foregoing, Sidley & Austin is of the opinion that the separate corporate identities of the Trust and the Corporation will be respected.

    Due to the paired structure, the Trust, the Corporation, the Partnerships and the LLCs are controlled by the same interests. As a result, the IRS could, pursuant to Section 482 of the Code, seek to distribute, apportion or allocate gross income, deductions, credits or allowances between or among them if it determines that such distribution, apportionment or allocation is necessary in order to prevent evasion of taxes or to clearly reflect income. The Trust and the Corporation have represented that all material transactions between them and among them and the Partnerships and the LLCs have been and will be negotiated and structured with the intention of achieving an arm's length result. As a result, the potential application of Section 482 of the Code should not have a material effect on the Trust or the Corporation.

    INCOME TESTS. In order to maintain qualification as a REIT, the Trust must annually satisfy three gross income requirements (the "gross income tests"). First, at least 75% of the Trust's gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property," as described below, and in certain circumstances, interest) or from certain types of qualified temporary investments. Second, at least 95% of the Trust's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from the same items which qualify under the 75% income test and from dividends, interest, and gain from the sale or disposition of stock or securities that do not constitute dealer property or from any combination of the foregoing. Third, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the Trust's gross income (including gross income from prohibited transactions) for each taxable year.

    Rents received or deemed to be received by the Trust (or the Realty Partnership) will qualify as "rents from real property" for purposes of the gross income tests only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales (or items thereof). Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or a direct or indirect owner of 10% or more of the REIT, directly or indirectly, owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, a REIT may provide services to its tenants and the income will qualify as "rents from real property" only if the services are of a type that a tax-exempt organization can provide to its tenants without causing its rental income to be unrelated business taxable income under the Code. Services that would give rise to unrelated business taxable income if provided by a tax-exempt organization ("Prohibited Services") must be provided by an "independent contractor" who is adequately compensated and from whom the REIT does not derive any income. Payments for services furnished (whether or not rendered by an independent contractor) that are not customarily provided to tenants in properties of a similar class in the geographic market in which the REIT's property is located will not qualify as "rents from real property."

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
    Substantially all of the Trust's income will be derived from its partnership interest in the Realty Partnership. The Realty Partnership leases for a fixed period all but three of its fee and leasehold interests in its hotels and associated property to the Operating Partnership and leases three hotels and associated property to an unrelated person (the "Leases"). The Leases are net leases which generally provide for payment of rent equal to the greater of a fixed rent or a percentage rent. The percentage rent is calculated by multiplying fixed percentages of the gross room revenues and, for certain hotels, fixed percentages of other types of gross revenues in excess of certain levels.

    In order for the rents paid under the Leases to constitute "rents from real property," the Leases must be respected as true leases for federal income tax purposes and not treated as service contracts, joint ventures or some other type of arrangement. The determination of whether the Leases are true leases depends upon an analysis of all of the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the intent of the parties, the form of the agreement, the degree of control over the property that is retained by the property owner and the extent to which the property owner retains the risk of loss with respect to the property. In addition, Section 7701(e) of the Code provides that a contract that purports to be a service contract (or a partnership agreement) is treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors, including whether or not: (i) the service recipient is in physical possession of the property; (ii) the service recipient controls the property; (iii) the service recipient has a significant economic or possessory interest in the property; (iv) the service provider does not bear any risk of substantially diminished receipts or substantially increased expenditures if there is nonperformance under the contract; (v) the service provider does not use the property concurrently to provide significant services to entities unrelated to the service recipient; and (vi) the total contract price does not substantially exceed the total rental value of the property for the contract period. Since the determination whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor may not be dispositive in every case.

    Sidley & Austin is of the opinion that the Leases will be treated as true leases for federal income tax purposes. This opinion is based, in part, on the following facts: (i) the Realty Partnership and the lessees intend for their relationship to be that of lessor and lessee and each such relationship will be documented by a lease agreement; (ii) the lessees will have the right to exclusive possession and use and quiet enjoyment of the leased premises during the term of the Leases; (iii) the lessees will bear the cost of, and be responsible for, day-to-day maintenance and repair of the leased premises, other than the cost of certain capital expenditures, and will dictate how the leased premises are operated and maintained; (iv) the lessees will bear all of the costs and expenses of operating the leased premises during the term of the Leases; (v) the term of the Leases is less than the economic life of the leased premises and the lessees do not have purchase options with respect to the leased premises; (vi) the lessees are required to pay substantial fixed rent during the term of the Leases; and (vii) each lessee stands to incur substantial losses or reap substantial profits depending on how successfully it operates the leased premises.

    Investors should be aware, however, that there are not controlling authorities involving leases with terms substantially the same as the Leases. Therefore, the opinion of Sidley & Austin is based upon an analysis of the facts and circumstances and upon rulings and judicial decisions involving situations that are analogous. If any significant Lease is recharacterized as a service contract or a partnership agreement, rather than as a true lease, the Trust would not be able to satisfy either the 75% or 95% gross income tests and, as a result, would lose its REIT status.

    In order for rent payments under the Leases to qualify as "rents from real property," the rent must not be based on the income or profits of any person. The percentage rent under the Leases will qualify as "rents from real property" if it is based on percentages of receipts or sales and the percentages (i) are fixed at the time the Leases are entered into, (ii) are not renegotiated during the term of the Leases in a manner that has the effect of basing percentage rent on income or profits, and (iii) conform with normal business practice. More generally, percentage rent will not qualify as "rents from real property" if, considering the Leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the percentage rent on income or profits. Since the Trust and the Corporation have represented that there is no plan or arrangement to renegotiate any of the Leases and the

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
Leases conform with normal business practice, the percentage rent will be treated as "rents from real property" under this requirement. The Trust has further represented with respect to hotel properties that the Realty Partnership may acquire in the future that it will not charge rent that is based in whole or in part on the income or profits of any person (except by reason of being based on a fixed percentage of receipts or sales, as described above).


    Another requirement for rent payments under a Lease to constitute "rents from real property" is that the rent attributable to personal property under the Lease must not be greater than 15% of the rent received under the Lease. For this purpose, rent attributable to personal property is the amount that bears the same ratio to the total rent for the taxable year as the average of the adjusted basis of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate adjusted basis of both the real property and personal property leased under, or in connection with, such lease. Under the Leases, the Realty Partnership leases certain personal property to the tenants. The Trust believes that under each of the Leases less than 15% of the total rent is attributable to personal property and, as a result, no portion of such rent will be treated as being for rental of personal property for purposes of the 75% and 95% gross income tests. If the IRS were to successfully assert that with respect to one or more of the Leases rent attributable to personal property is greater than 15% of the total rent, then it is possible that the Trust would not be able to satisfy either the 75% or 95% gross income tests and, as a result, would lose its REIT status. With respect to both the Leases and future acquisitions, the Trust has represented that it will monitor the 15% test to ensure continued qualification as a REIT.


    A third requirement for qualification of rent under the Leases as "rents from real property" is that the Trust must not own, directly or constructively, 10% or more of the Operating Partnership (or any other tenant under a Lease). If the Trust were to own directly or indirectly, 10% or more of the Operating Partnership (or such tenant), the rent paid to the Realty Partnership by the Operating Partnership (or such tenant) with respect to property leased by the Realty Partnership to the Operating Partnership (or such tenant) would not qualify as income of the type that can be received by a REIT. In order to prevent such a situation, which would likely result in the disqualification of the Trust as a REIT, the Trust Declaration of Trust and the Articles of Incorporation contain restrictions on the amount of Trust Shares and Corporation Shares that any one person can own. These restrictions generally provide that any attempt by any one person to actually or constructively acquire 8.0% or more of the outstanding Paired Shares will be ineffective. See "Capital Stock--Ownership Limits; Restrictions on Transfer; Repurchase, and Redemption of Shares." However, notwithstanding such restrictions, because the Code's constructive ownership rules for purposes of the 10% ownership limit are broad and it is not possible to continually monitor direct and indirect ownership of Paired Shares, it is possible that some person may at some time own sufficient Paired Shares to cause the termination of the Trust's REIT status.

    Finally, rent under the Leases will not qualify as "rents from real property" if either the Trust or the Realty Partnership renders or furnishes Prohibited Services to the occupants of the Realty Partnership's properties. So long as the Leases are treated as true leases, neither the Trust nor the Realty Partnership should be treated as rendering or furnishing Prohibited Services to the occupants of the Realty Partnership's properties.


    Based on the foregoing, Sidley & Austin is of the opinion that, the rent payable under the Leases will be treated as "rents from real property" for purposes of the 75% and 95% gross income tests. There can, however, be no assurance that the IRS will not successfully assert a contrary position or that there will not be a change in circumstances (such as the entering into of new leases) which would result in a portion of the rent received to fail to qualify as "rents from real property." In such case, it is possible that the Trust would not be able to satisfy either the 75% or 95% gross income test and, as a result, would lose its REIT status.


    For purposes of the gross income tests, the term "interest" generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales. The Realty Partnership holds notes and may advance money from time to time to tenants for the purpose of financing tenant improvements, making real estate loans or holding or acquiring additional notes. None of the notes currently held by the Realty Partnership or the LLCs provide for the payment of any amount based on the income or profits of any person other than amounts based, on a fixed percentage or percentage of receipts or sales. In addition, the Trust has represented that none of the Trust, the Realty Partnership or the LLCs intend to charge interest that will depend in whole or in part on the income or profits of any person or to make loans (not secured in substantial part by real estate mortgages) in amounts that could jeopardize the Trust's compliance with the 75% and 5% asset tests, discussed below. To the extent the notes held by the Realty Partnership or the LLCs are secured by real property, the interest received or accrued with respect to such notes should be treated as qualifying income for both the 75% and the 95% gross income tests. Certain of the notes held by the Realty Partnership are not secured by real property. Interest received or accrued with respect to such notes should be treated as qualifying income for the 95% gross income test but should not be treated as qualifying income for the 75% gross income tax. However, the amount of such interest should not cause the Trust to fail to satisfy the 75% gross income test.


    Any gross income derived from a prohibited transaction is taken into account in applying the 30% income test necessary to qualify as a REIT, and the net income from that transaction is subject to a 100% tax. The Trust believes that no asset owned by it or by the Realty Partnership is held for sale to customers and that sale of any such property will not be in the ordinary course of business of the Trust or the Realty Partnership. Whether property is held "primarily for sale to customers in the ordinary course of a trade or business" and, therefore, is subject to the 100% tax, depends on the facts and circumstances in effect from time to time, including those related to a particular property. The Trust and the Realty Partnership will attempt to comply with the terms of safe-harbor provisions in the Code prescribing when asset sales will not be characterized as prohibited transactions. Complete assurance cannot be given, however, that the Trust can comply with the safe-harbor provisions of the Code or that the Trust or the Realty Partnership can avoid owning property that may be characterized as property held "primarily for sale to customers in the ordinary course of business."


    If the Trust fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally will be available if the Trust's failure to meet such tests is due to reasonable cause and not willful neglect, the Trust attaches a schedule of the sources of its income to its tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible to state whether in all circumstances the Trust would be entitled to the benefit of these relief provisions. As discussed above in "--General," even if these relief provisions apply, a tax would be imposed with respect to the excess net income. No similar mitigation provision applies if the Trust fails the 30% income test. In such case, the Trust will cease to qualify as a REIT.



    ASSET TESTS. In order to maintain qualification as a REIT, the Trust, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Trust's total assets must be represented by real estate assets (including (i) its allocable share of real estate assets held by partnerships in which the Trust owns a direct or indirect interest and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Trust), cash, cash items and government securities. Second, not more than 25% of the Trust's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Trust may not exceed 5% of the value of the Trust's total assets, and the Trust may not own more than 10% of any one issuer's outstanding voting securities.


    The Trust anticipates that commencing with its taxable year ending December 31, 1995 it will be able to comply with the asset tests. Substantially all of the Trust's investments will be in properties owned by the Realty Partnership, at least 75% of which will represent qualifying real estate assets. A substantial portion of the indebtedness of the Operating Partnership to the Realty Partnership may not be qualifying assets under the 75% asset test. However, such portion does not exceed 5% of the value of the assets of the Realty Partnership and, thus, will not cause the Trust to fail the 5% asset test.

    After initially meeting the asset tests at the close of any quarter, the Trust will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient non-qualifying assets within 30 days after the close of that quarter. The Trust intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests and to take such actions within 30 days after the close of any quarter as may be required to cure any non-compliance.

    ANNUAL DISTRIBUTION REQUIREMENTS. The Trust, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (i) the sum of (a) 95% of the Trust's "REIT taxable income" (computed without regard to the dividends paid deduction and the Trust's net capital gain) and (b) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of non-cash income. In addition, if the Trust (or the Realty Partnerships) disposes of any Built-in Gain Asset during its Recognition Period, the Trust will be required, pursuant to IRS regulations that have not yet been promulgated, to distribute at least 95% of the Built-in Gain (after tax), if any, recognized on the disposition of such asset. Distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Trust timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Trust does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gain corporate tax rates.

    Furthermore, if the Trust should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Trust will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

    The Trust intends to make timely distributions sufficient to satisfy the annual distribution requirements and to the extent practical, avoid payment of material amounts of federal income or excise tax by the Trust.

    It is possible, however, that the Trust, from time to time, may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of such income and deduction of such expenses in arriving at REIT taxable income. In addition, it is also possible that, from time to time, the Trust may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds its allocable share of cash attributable to that sale. In such cases, the Trust may not have sufficient cash or other liquid assets to meet the distribution requirements described above. In order to meet the distribution requirements in such cases, the Trust (or the Realty Partnership) may find it necessary to arrange for short-term or possible long-term borrowings or to pay dividends in the form of taxable stock dividends.

    Under certain circumstances, the Trust may be able to rectify a failure to meet the above distribution requirements for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in the Trust's deduction for dividends paid for the earlier year. Thus, the Trust may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Trust will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

FAILURE TO QUALIFY

    If the Trust fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Trust will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which the Trust fails to qualify will not be deductible by the Trust nor will they be required to be made. As a result, the Trust's failure to qualify as a REIT could reduce the cash available for distribution by the Trust to its shareholders. In addition, if the Trust fails to qualify as a REIT, all distributions to shareholders will be taxable as ordinary income to the extent of the Trust's current and accumulated earnings and profits, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, the Trust will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Trust would be entitled to such statutory relief.

FEDERAL INCOME TAXATION OF THE CORPORATION

    The Corporation is the common parent of an affiliated group of corporations filing a consolidated return (the "Corporation Group"). After the Gaming Approvals are received (see "Business and Properties--Regulation and Licensing"), substantially all of the Corporation Group's taxable income will consist of its distributive share of the Operating Partnership's taxable income. The Corporation Group will be subject to federal income tax on its taxable income.


FEDERAL INCOME TAXATION OF HOLDERS OF PAIRED SHARES


FEDERAL INCOME TAXATION OF TAXABLE U.S. HOLDERS

    As used herein, the term "U.S. Stockholder" means a holder of Paired Shares who: (i) is a citizen or resident of the United States; (ii) is a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof; or (iii) is an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source. As long as the Trust qualifies as a REIT, distributions made to the Trust's U.S. Stockholders up to the amount of the Trust's current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends-received deduction for corporations. Distributions that are properly designated by the Trust as capital gain dividends will be taxed as long-term capital gain (to the extent they do not exceed the Trust's actual net capital gain for the taxable year) without regard to the period for which the holder has held its stock. However, corporate holders may be required to treat up to 20% of certain capital gain dividends as ordinary income, and capital gains dividends are not eligible for the dividends-received deduction. Distributions in excess of the Trust's current and accumulated earnings and profits will not be taxable to a holder to the extent that they do not exceed the adjusted basis of the holder's Trust Shares, but rather will reduce the adjusted basis of such Trust Shares. To the extent that such distributions exceed the adjusted basis of a holder's Trust Shares they will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less). In addition, any dividend declared by the Trust in October, November or December of any year payable to a holder of record on a specified date in any such month shall be treated as both paid by the Trust and received by the holder on December 31 of such year, provided that the dividend is actually paid by the Trust during January of the following calendar year.

    The Trust will be treated as having sufficient earnings and profits to treat as a dividend any distribution by the Trust up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed above. As a result, holders may be required to treat certain distributions that would otherwise result in a tax-free return of capital as taxable distributions. Moreover, any "deficiency dividend" will be treated as a "dividend" (either as ordinary or capital gain dividend, as the case may be), regardless of the Trust's earnings and profits.

    Distributions from the Trust and gain from the disposition of the Trust Shares will not be treated as passive activity income and, therefore, stockholders may not be able to apply any "passive losses" against such income. Dividends from the Trust (to the extent they do not constitute a return of capital) will generally be treated as investment income for purposes of the investment interest expense limitation. Gain from the disposition of shares and capital gains dividends will not be treated as investment income unless the holders elect to have the gain taxed at ordinary income rates.


    Distributions from the Corporation up to the amount of the Corporation's current or accumulated earnings and profits will be taken into account by U.S. Stockholders as ordinary income and will be eligible for the dividends received deduction for corporations. Distributions in excess of the Corporation's current and accumulated earnings and profits will not be taxable to a holder to the extent that they do not exceed the adjusted basis of the holder's Corporation Stock, but rather will reduce the adjusted basis of such Corporation Stock. To the extent that such distributions exceed the adjusted basis of a holder's Corporation Stock they will be included in income as long-term capital gain (or short-term capital gain if the stock has been held for one year or less).

    In general, a U.S. Stockholder will realize capital gain or loss on the disposition of Paired Shares equal to the difference between the amount realized on such disposition and the holder's adjusted basis in such Paired Shares. Such gain or loss will generally constitute long-term capital gain or loss if the holder held such Paired Shares for more than one year. However, any loss upon a sale or exchange of Trust Shares by a holder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Trust required to be treated by such holder as long-term capital gain.

    U.S. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of the Trust or the Corporation.

FEDERAL TAXATION OF TAX-EXEMPT HOLDERS OF PAIRED SHARES

    The IRS has ruled that amounts distributed as dividends by a REIT to a tax-exempt employee's pension trust do not constitute unrelated business taxable income ("UBTI"). Based on this ruling and the analysis therein, distributions by the Trust should not, subject to certain exceptions described below, be UBTI to a qualified plan, IRA or other tax-exempt entity (a "Tax-Exempt Stockholder") provided the Tax-Exempt Stockholder has not held its shares as "debt financed property" within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business of the Tax-Exempt Stockholder. Similarly, income from the sale of Trust Shares should not, subject to certain exceptions described below, constitute UBTI unless the Tax-Exempt Stockholder has held such Trust Shares as a dealer (under Section 512(b)(5)(B) of the Code) or as "debt-financed property" within the meaning of Section 514 of the Code. Revenue rulings are interpretive in nature and subject to revocation or modification by IRS.

    For Tax-Exempt Stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans, exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code respectively, income from an investment in the Trust will constitute UBTI unless the organization is able to deduct properly amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in the Trust. Such prospective investors should consult their tax advisors concerning these "set-aside" and reserve requirements.

    Notwithstanding the above, however, a portion of the dividends paid by a "pension held REIT" shall (subject to a DE MINIMIS exception) be treated as UBTI as to any trust that (i) is described in Section 401(a) of the Code, (ii) is tax-exempt under Section 501(a) of the Code, and (iii) holds more than 10% (by value) of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as "qualified trusts." A REIT is a "pension held REIT" if (i) it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by qualified trusts shall be treated, for purposes of the "not closely held" requirement, as owned by the beneficiaries of the trust (rather than by the trust itself), and (ii) either (a) at least one such qualified trust hold more than 25% (by value) of the interests in the real estate investment trust, or (b) one or more such qualified trusts, each of whom owns more than 10% (by value) of the interests in the REIT, hold in the aggregate more than 50% (by value) of the interests in the REIT. Due to the Ownership Limitation, the Trust should not be a "pension held REIT" within the meaning of the Code.

FEDERAL TAXATION OF NON-U.S. HOLDERS OF PAIRED SHARES

    The rules governing United States federal income taxation of the ownership and disposition of stock by persons that are, for purposes of such taxation, non-resident alien individuals, foreign corporations, foreign partnerships, or foreign estates or trusts (collectively, "Non-U.S. Stockholders") are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of United States federal income tax and does not address state, local or foreign tax

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consequences  that may  be relevant  to a Non-U.S.  Stockholder in  light of its particular circumstances. Prospective Non-U.S. Stockholders should consult with their own tax advisers to determine the effect of federal, state, local, and foreign income tax laws with regard to an investment in Paired Shares, including any reporting requirements.

    In general, a Non-U.S. Stockholder will be subject to regular United States income tax with respect to its investment in Paired Shares if such investment is "effectively connected" with the Non-U.S. Stockholder's conduct of a trade or business in the United States. A corporate Non-U.S. Stockholder that receives income that is (or is treated as) effectively connected with a United States trade or business may also be subject to the branch profits tax under Section 884 of the Code, which is payable in addition to regular United States corporate income tax. The following discussion will apply to Non-U.S. Stockholders whose investment in Paired Shares is not so effectively connected.

    DISTRIBUTIONS. Distributions by the Trust to a Non-U.S. Stockholder that are neither attributable to gain from sales or exchanges by the Trust of United States real property interests nor designated by the Trust as capital gains dividends and distributions by the Corporation will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Trust or the Corporation, as the case may be. Such distributions ordinarily will be subject to withholding of United States federal income tax on a gross basis (that is, without allowance of deductions) at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the Non-U.S. Stockholder of a United States trade or business. Distributions in excess of current or accumulated earnings and profits of the Trust or the Corporation, as the case my be, will not be taxable to a Non-U.S. Stockholder to the extent that they do not exceed the adjusted basis of the Non-U.S. Stockholder's Trust Shares or Corporation Stock, as the case may be, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Stockholder's Trust Shares or Corporation Stock, as the case may be, they will give rise to gain from the sale or exchange of Non-U.S. Stockholder's Paired Shares if the Non-U.S. Stockholder otherwise would be subject to tax on any gain from the sale or other disposition of Paired Shares, as described below. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current or accumulated earnings and profits, the distribution will generally be treated as a dividend for withholding purposes. However, amounts thus withheld are generally refundable if it is subsequently determined that such distribution was, in fact, in excess of current or accumulated earnings and profits of the Trust or the Corporation, as the case may be. The Trust and the Corporation expect to withhold United States income tax at the rate of 30% on the gross amount of any such distributions made to a Non-U.S. Stockholder unless
(i) a lower rate is provided for under an applicable tax treaty and the stockholder files the required form evidencing eligibility for that reduced rate with the Trust and the Corporation, or (ii) the Non-U.S. Stockholder files an IRS Form 4224 with the Trust and the Corporation claiming that the distribution is "effectively connected" income.

    Distributions to a Non-U.S. Stockholder that are attributable to gain from sales of exchanges by the Trust of United States real property interests will cause the Non-U.S. Stockholder to be treated as recognizing such gain as income effectively connected with a United States trade or business. Non-U.S. Stockholders would thus generally be taxed at the same rates applicable to U.S. Stockholders (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals). Also, such gain may be subject to a 30% branch profits tax in the hands of a Non-U.S. Stockholder that is a corporation, that is not entitled to an exemption under a tax treaty. The Trust is required to withhold and remit to the IRS 35% of any distribution that could be designated a capital gains dividend. That amount is creditable against the Non-U.S. Stockholder's United States federal income tax liability.


    SALE OF PAIRED SHARES. Gain recognized by a Non-U.S. Stockholder upon a sale or other disposition of Paired Shares generally will not be subject to United States federal income tax, if (i) in the case of Trust Shares, the Trust is a "domestically controlled REIT" or (ii) (A) the Paired Shares are regularly traded on an established securities market (E.G., the NYSE, where the Paired Shares are currently traded) and (B) the Selling Non-U.S. Stockholder held 5% or less of the outstanding Paired Shares at all times during a specified period, unless, in the case of a Non-U.S. Stockholder who is a non-resident alien individual, such individual


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
is present in the United States for 183 days or more and certain other conditions apply. A domestically controlled REIT is defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. The Trust believes that it qualifies as a domestically controlled REIT.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING


    Under certain circumstances, U.S. Stockholders may be subject to backup withholding at a rate of 31% on payments made with respect to, or on cash proceeds of a sale or exchange of, Paired Shares. Backup withholding will apply only if the holder: (i) fails to furnish its taxpayer identification number ("TIN") (which, for an individual, would be his or her Social Security number);
(ii) furnishes an incorrect TIN; (iii) is notified by the IRS that it has failed to report properly payments of interest and dividends; or (iv) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. In addition, the Trust and the Corporation may be required to withhold a portion of capital gain distributions made to any holders who fail to certify their non-foreign status. Additional issues may arise pertaining to information reporting and withholding with respect to Non-U.S. Stockholders and each Non-U.S. Stockholder should consult his or her tax advisor with respect to any such information reporting and withholding requirements.


FEDERAL INCOME TAX ASPECTS OF THE PARTNERSHIP

GENERAL

    Substantially all of the Trust's assets are held directly or indirectly through the Realty Partnership and, once the Gaming Approvals are received, substantially all of the Corporation's (and its subsidiaries') assets will be held through the Operating Partnership. In general, partnerships are "pass-through" entities that are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. The Trust will include in its income its allocable share of the foregoing partnership items for purposes of the various REIT income tests and in the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, the Trust will include its proportionate share of assets held by the Realty Partnership and the LLCs.

ENTITY CLASSIFICATION

    The Trust's interest in the Realty Partnership, the Corporation's (and its subsidiaries') interest in the Operating Partnership, and the Trust's and the Realty Partnership's interests in the LLCs, involve special tax considerations, including the possibility of a challenge by the IRS of the status of either Partnership or the LLCs as a partnership (as opposed to an association taxable as a corporation) for federal income tax purposes. If a Partnership or an LLC were to be treated as an association, it would be taxable as a corporation and, therefore, subject to an entity level tax on its income. Such an entity level tax would substantially reduce the amount of cash available for distribution to holders of Paired Shares. See "--Federal Income Taxation of the Corporation" above. In addition, if the Realty Partnership or an LLC were to be taxable as a corporation, the character of the Trust's assets and items of gross income would change and preclude the Trust from satisfying the asset tests and possibly the income tests under the Code, and in turn would prevent the Trust from qualifying as a REIT. Furthermore, any change in the status of the Realty Partnership, the Operating Partnership or an LLC for tax purposes might be treated as a taxable event in which case the Trust or the Corporation might incur a tax liability without any related cash distributions.

    An organization formed as a partnership or as a limited liability company will be treated as a partnership for federal income tax purposes rather than as a corporation only if it has no more than two of the four corporate characteristics that the applicable Treasury Regulations use to distinguish a partnership from a corporation for federal income tax purposes. Neither the Partnerships nor the LLCs have requested or intend to request, a ruling from the IRS regarding treatment as a partnership for federal income tax purposes. Instead, Sidley & Austin has delivered its opinion that, based on the provisions of the Partnership

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Agreements, and  the  Operating  Agreement  of  the  LLCs  and  certain  factual
assumptions   and  representations   described  in   the  opinion,   the  Realty
Partnership, the Operating Partnership and the LLCs will be classified as partnerships for federal income tax purposes. Unlike a private letter ruling, an opinion of counsel is not binding on the IRS, and no assurance can be given that the IRS will not challenge the status of a Partnership or an LLC as a partnership for federal income tax purposes. If such a challenge were sustained by a court, the subject Partnership or LLC would be treated as an association taxable as a corporation for federal income tax purposes. In addition, the opinion of Sidley & Austin is based on existing law, which is to a great extent the result of administrative and judicial interpretation. No assurance can be given that administrative or judicial changes would not modify the conclusions expressed in the opinion.


PARTNERSHIP ALLOCATIONS

    Although a partnership or operating agreement will generally determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of
Section 704(b) of the Code and the Treasury Regulations promulgated thereunder. Generally, Section 704(b) of the Code and the Treasury Regulations promulgated thereunder require that partnership allocations must respect the economic arrangement of the partners.

    If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The Partnerships' and the LLCs' allocations of taxable income and loss are intended to comply with the requirements of
Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

TAX ALLOCATIONS WITH RESPECT TO CONTRIBUTED PROPERTIES

    Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a "Book-Tax Difference"). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Realty Partnership has been formed by way of contributions of the Trust's property and certain property held by Starwood Capital. The Operating Partnership has been formed by way of contributions of the Corporation's (and its subsidiaries') property and cash and assets from Starwood Capital. Consequently, allocations with respect to such contributed property must be made in a manner consistent with Section 704(c) of the Code.

    In general, the partners of the Partnerships will be allocated depreciation deductions for tax purposes that are different than such deductions would be if determined on a pro rata basis. The effect of such allocations likely will be to reduce the depreciation deductions allowed to the Trust and the Corporation as compared with the depreciation allowed if the Reorganization had not taken place. However, the Trust still will not have a liability for federal income tax on its net income provided it qualifies as a REIT and distributes an amount equal to its net income as discussed above. In addition, in the event of the disposition of any of the contributed assets that have a Book-Tax Difference, all income attributable to such Book-Tax Difference will generally be allocated to the contributing partner, and other partners will generally be allocated only their share of capital gains attributable to appreciation, if any, occurring after the creation of the Partnerships. The foregoing allocations will tend to eliminate the Book-Tax Difference over the life of the Partnerships. However, the special allocation rules of Section 704(c) of the Code do not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of the Partnerships may cause the Trust or the Corporation, as the case may be, to be allocated lower depreciation and other deductions, and possibly an amount of taxable income in the event of a sale of such contributed assets in excess of the

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economic or book income allocated to it as a result of such sale. This may cause the Trust or the Corporation to recognize taxable income in excess of cash proceeds, which, in the case of the Trust, might adversely affect the Trust's ability to comply with the REIT distribution requirements. See "--Federal Income Taxation of the Trust--Requirements For Qualification--Annual Distribution Requirements". The foregoing principles also apply in determining the earnings and profits of the Trust and the Corporation for purposes of determining the portion of distributions taxable as dividend income. See "--Federal Income Taxation of Holders of Paired Shares". The application of these rules over time may result in a higher portion of distributions being taxed as dividends than would have occurred had the Trust and the Corporation contributed assets with an adjusted tax basis equal to their fair market values.


    The Treasury Regulations under Section 704(c) of the Code allow partnerships to use any reasonable method of accounting for Book-Tax Differences so that the contributing partner receives the tax benefits and burdens of any built-in gain or loss associated with the contributed property. The Partnerships have determined to use the "traditional method" (which is specifically approved in the Treasury Regulations) for accounting for Book-Tax Differences with respect to the properties initially contributed to the Partnerships. The Partnerships have not determined which of the alternative methods of accounting for Book-Tax Differences will be elected with respect to any properties contributed to the Partnerships in the future.

SALE OF THE PARTNERSHIPS' PROPERTY

    Generally, any gain realized by a partnership on the sale of property held by it for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation recapture. However, the Trust's share of any gain realized by the Realty Partnership or an LLC on the sale of any property held by it as inventory or other property held primarily for sale to customers in the ordinary course of its trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "--Federal Income Taxation of the Trust--Requirements for Qualification--Income Tests." Such prohibited transaction income may also have an adverse effect upon the Trust's ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a partnership's trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Realty Partnership and the LLCs intend to hold their properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning, and operating the properties (and other hotel properties) and to make such occasional sales of its properties, including peripheral land, as are consistent with their investment objectives.


PARTNERSHIP ANTI-ABUSE RULE


    The IRS recently published regulations that provide an anti-abuse rule (the "Anti-Abuse Rule") under the partnership provisions of the Code (the "Partnership Provisions"). Under the Anti-Abuse Rule, if a partnership is formed or availed of in connection with a transaction a principal purpose of which is to reduce substantially the present value of the partners' aggregate federal tax liability in a manner that is inconsistent with the intent of the Partnership Provisions, the IRS can recast the transaction for federal tax purposes to achieve tax results that are consistent with the intent of the Partnership Provisions. This analysis is to be made based on all facts and circumstances. The Anti-Abuse Rule states that the intent of the Partnership Provisions incorporates the following requirements: (i) the partnership must be bona fide and each partnership transaction or series of related transactions must be entered into for a substantial business purpose; (ii) the form of each partnership transaction must be respected under substance over form principles; and (iii) with certain exceptions, the tax consequences under the Partnership Provisions to each partner of partnership operations and the transactions between the partner and the partnership must accurately reflect the partner's economic agreement and clearly reflect the partner's income.



    Sidley & Austin is of the opinion that the structure of the Company is not inconsistent with the intent of the Partnership Provisions and that, therefore, the IRS should not be able to invoke the Anti-Abuse Rule to recast the structure of the Company for federal income tax purposes. This opinion is based on examples contained in the Anti-Abuse Rule. However, no assurance can be given that the IRS or a court will concur with such opinion.


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    The Anti-Abuse Rule also  provides that, unless a  provision of the Code  or the Treasury Regulations prescribes the treatment of a partnership as an entity, in whole or in part, and that treatment and the ultimate tax results, taking into account all the relevant facts and circumstances, are clearly contemplated by that provision, the IRS can treat a partnership as an aggregate of its partners, in whole or in part, as appropriate to carry out the purpose of any provision of the Code or the Treasury Regulations. Treatment of either Partnership, in whole or in part, as an aggregate rather than an entity is unlikely to materially change the federal tax consequences to any partner. In addition, the REIT Provisions generally treat a partnership as an aggregate rather than an entity for purposes of applying the REIT Requirements. Sidley & Austin is therefore of the opinion that the Anti-Abuse Rule should not have a material adverse effect on the federal income tax consequences to any partner or on the ability of the Trust to qualify as a REIT.


OTHER TAX CONSEQUENCES

    The Company and the holders of Paired Shares may be subject to state or local taxation in various jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Trust, the Corporation and the holders of Paired Shares may not conform to the federal income tax consequences discussed above. CONSEQUENTLY, HOLDERS OF PAIRED SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE EFFECT OF STATE AND LOCAL TAX LAWS ON THE PURCHASE, OWNERSHIP AND SALE OF PAIRED SHARES.

                              ERISA CONSIDERATIONS

    This section is a summary of certain matters arising under the Employee Retirement Income Security Act of 1974, as amended, together with applicable regulations ("ERISA"), and Section 4975 of the Code which a fiduciary of an "employee benefit plan" as defined in and subject to ERISA or of a "plan" as defined in Section 4975 of the Code who has investment discretion should consider before deciding to purchase Paired Shares (such "employee benefit plans" and "plans" being referred to herein as "Plans" and such fiduciaries with investment discretion being referred to herein as "Plan Fiduciaries"). The discussion below under "Plan Asset Issue" also should be considered by a prospective purchaser of Paired Shares that is not a Plan. This section is not intended to deal with all matters arising under ERISA or Section 4975 of the Code that may be relevant to a prospective purchaser of Paired Shares and does not include state law or other legal requirements applicable to governmental or church plans. The following statements regarding certain matters arising under ERISA and the Code are based on the provisions of ERISA and the Code as currently in effect and the existing administrative and judicial interpretations thereunder. No assurance can be given that administrative, judicial or legislative changes will not occur that could make such statements incorrect or incomplete.

    In general, the terms "employee benefit plan" as defined in ERISA and "plan" as defined in Section 4975 of the Code together refer to any plan or account of various types that provide retirement or welfare benefits to an individual or to an employer's employees and their beneficiaries. Such plans include, but are not limited to, corporate pension and profit sharing plans, so-called KEOGH plans for self-employed individuals (including partners), simplified employee pension plans and individual retirement accounts described in Section 408 of the Code, medical benefit plans, bank commingled trust funds and insurance company separate accounts for such plans and accounts and, under certain circumstances, the general account of an insurance company.

FIDUCIARY AND PROHIBITED TRANSACTION CONSIDERATIONS

    Each Plan Fiduciary, before deciding to purchase Paired Shares, must be satisfied that such an investment is a prudent investment for the Plan, that the investments of the Plan, including an investment in Paired Shares, are diversified so as to minimize the risks of large losses, that an investment in Paired Shares complies with the documents of the Plan and related trust, and that an investment in Paired Shares complies with any other applicable requirements of ERISA or the Code. Plan Fiduciaries should also consider the entire discussion concerning federal income taxes under "Federal Income Tax Considerations" and the

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discussion concerning shareholders' liability for obligations of the Trust under
"Risk Factors--Possible Liability of Trust Shareholders," which are relevant to any decision by a Plan Fiduciary to purchase Paired Shares.


    Each Plan Fiduciary, before deciding to purchase Paired Shares, must also give appropriate consideration as to whether a prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code would result from the Plan's purchase of Paired Shares and, if so, the availability of an exemption. Those prohibited transactions include various direct and indirect transactions, such as sales and loans, between a Plan and any person who with respect to the Plan is a "party in interest" as defined in Section 3(14) of ERISA or "disqualified person" as defined in Section 4975 of the Code, the use of the Plan's assets for the benefit of any such person, and any fiduciary of the Plan dealing with the Plan's assets in the fiduciary's own interest. The consequences of any such prohibited transaction, if no exemption applies, can include the imposition of excise taxes on the party in interest or disqualified person, the persons involved in the transaction having to rescind the transaction and pay an amount to the Plan for any losses realized by the Plan or profits realized by such persons, disqualification of any individual retirement account involved in the transaction with adverse tax consequences to the owner of such account, and other liabilities that can have a significant, adverse effect on such persons.


    For example, the Trust and the Corporation will contribute the entire net proceeds received by each of them from the sale of the Paired Shares to the Realty Partnership and Operating Partnership, respectively, which in turn will use such proceeds, in part, to repay indebtedness and for the acquisition of fee assets. See "Use Of Proceeds." Certain of the lenders with respect to such debt or sellers of such fee assets may be parties in interest or disqualified persons with respect to some Plans. Therefore, if any Paired Shares are purchased by a Plan or for the benefit of a Plan with respect to which such a lender or seller is a party in interest or a disqualified person, a prohibited transaction within the meaning of Section 406 of ERISA or Section 4975 of the Code might be considered to occur. If such a purchase does result in a prohibited transaction, the Plan Fiduciary should not make the purchase unless an exemption applies.


PLAN ASSET ISSUE


    The following paragraphs describe the rules applicable in determining whether the assets of the Trust or the Corporation will for purposes of ERISA and Section 4975 of the Code be considered assets of the Plans which purchase Paired Shares or for whose benefit Paired Shares are purchased (I.E., whether Trust and Corporation assets will be considered "Plan assets"). If the assets of the Trust or Corporation will be considered to be assets of such Plans, the assets of the Partnerships will also be considered to be assets of such Plans and transactions entered into by the Partnerships will be subject to the fiduciary and prohibited transaction considerations described above. If assets of the Trust and Corporation will be considered Plan assets, (i) a Plan Fiduciary must consider whether a purchase of Paired Shares will result in a violation of any of the fiduciary rules under ERISA and (ii) any prospective purchaser of Paired Shares must consider that prohibited transactions within the meaning of Section 406 of ERISA or Section 4975 of the Code will occur if assets of the Trust, Corporation or either of the Partnerships are involved in transactions that include persons who are "parties in interest" as defined in
Section 3(14) of ERISA or "disqualified persons" as defined in Section 4975 of the Code with respect to such Plans or if a person who manages or controls assets of the Trust, Corporation or either of the Partnerships deals with those assets in that person's own interest. The possible consequences of any such prohibited transaction, if an exemption does not apply, are described above in the second paragraph under the heading "Fiduciary and Prohibited Transaction Considerations" and can have a significant adverse effect on the Partnerships, the Trust and the Corporation.


    A regulation issued by the United States Department of Labor under ERISA (the "Plan Asset Regulation") contains rules for determining when an investment by a Plan or for the benefit of a Plan in an equity interest in an entity, such as the Paired Shares, will result in the underlying assets of the entity being deemed assets of the Plan for purposes of ERISA and Section 4975 of the Code. Those rules provide that assets of the entity will not be assets of a Plan that purchases an equity interest therein if the equity interest qualifies as a "publicly-offered security" or any of certain other exceptions apply.

    Under the Plan Asset Regulation, a "publicly-offered security" is a security that is (i) "freely transferable," (ii) part of a class of securities that is "widely-held," and (iii) either (a) part of a class of securities that is registered under Section 12(b) or 12(g) of the Exchange Act or (b) sold to a Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the class of securities of which such security is a part is registered under the Exchange Act within 120 days (or such later time as may be allowed by the Securities and Exchange Commission) after the end of the fiscal year of the issuer during which the offering of such securities to the public occurred. Whether a security is considered "freely transferable" depends on the facts and circumstances of each case. If the security is part of an offering of which the minimum investment is $10,000 or less, any restriction on or prohibition against any transfer or assignment of such security for the purposes of preventing a termination or reclassification of the entity for federal or state tax purposes will not of itself ordinarily prevent the security from being considered freely transferable. A class of securities is considered "widely-held" only if it is a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A class of securities will not fail to be widely-held solely because after the initial offering the number of independent investors falls below 100 as a result of events beyond the control of the issuer.


    The Trust and the Corporation believe that the Paired Shares to be sold pursuant to the Offering meet the criteria to be "publicly-offered securities" so that assets of the Trust and the Corporation should not be deemed assets of the Plans purchasing Paired Shares. First, the Trust and the Corporation believe that the Paired Shares will be considered to be freely transferable, as the minimum investment is less than $10,000 and the only restriction on their transfer is the Ownership Limitation. Second, the Trust and Corporation expect the Paired Shares to immediately after the Offering be held by substantially more than 100 investors and at least 100 or more of such investors to be independent of the Trust and the Corporation and of one another. Third, the Paired Shares are (i) part of a class of securities that is registered under
Section 12(b) or 12(g) of the Exchange Act and (ii) are being sold pursuant to the Offering as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the class of securities of which the Paired Shares are a part is registered under the Exchange Act within 120 days after the end of the year of the Trust and the Corporation during which the offering of such securities to the public occurs.



    NEITHER THE TRUST NOR THE CORPORATION REPRESENTS THAT A PURCHASE OF PAIRED SHARES MEETS THE RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO OR IS APPROPRIATE FOR ANY PARTICULAR "EMPLOYEE BENEFIT PLAN" AS DEFINED IN ERISA OR ANY "PLAN" AS DEFINED IN SECTION 4975 OF THE CODE. THE FIDUCIARY WITH INVESTMENT DISCRETION CONCERNING ANY EMPLOYEE BENEFIT PLAN OR PLAN SHOULD CONSULT WITH ITS OWN LEGAL ADVISOR AND OTHER APPROPRIATE ADVISORS REGARDING SPECIFIC CONSIDERATIONS ARISING UNDER ERISA, SECTION 4975 OF THE CODE AND STATE AND OTHER LAW WITH RESPECT TO THE PURCHASE, OWNERSHIP OR SALE OF PAIRED SHARES BY SUCH EMPLOYEE BENEFIT PLAN OR PLAN IN LIGHT OF THE CIRCUMSTANCES OF THAT PARTICULAR EMPLOYEE BENEFIT PLAN OR PLAN.


                               CONVERTIBLE NOTES


    In order to facilitate the Offering by the Company of Paired Shares, the Underwriters will purchase the Starwood Lodging Convertible Notes due
           , 1995 (the "Notes"). The Notes will be automatically converted into Paired Shares (at a conversion price equal to the public offering price of the Paired Shares) upon certification to the Trustee (defined below) of the transfer of beneficial ownership of the Notes to any person or entity which is not an Underwriter or a selected dealer in the offering or an affiliate of any of either. The automatic conversion will take place without physical delivery of the Notes to any transferee of an Underwriter, selected dealer or affiliate: such transferee will receive only a certificate for the Paired Shares issued upon such conversion. The structure of the Offering is designed to avoid the possibility that the Underwriters, selected dealers and the affiliates of either, or any of them, acquire 8.0% or more of the Paired Shares in violation of the Ownership Limitation. See "Capital Stock--Ownership Limits; Restrictions on Transfer; Repurchase and Redemption of Shares."

    Because the Notes automatically will be converted into Paired Shares upon sale to the public, no market for the Notes is expected to develop. The following description of the Notes is provided in the event that any Notes are acquired and held by any Underwriter, selected dealer or affiliate of any of either, in whose hands the Notes do not automatically convert into Paired Shares.


    The Notes are to be issued under an indenture (the "Indenture") to be dated as of June 15, 1995 between the Company and First Interstate Bank as trustee (the "Trustee"). The following statements relating to the Notes and the Indenture are summaries, do not purport to be complete and are qualified in their entirety by reference to the Notes and the Indenture.


    The Notes will not bear interest. The Notes will be issued in registered form in denominations of the same dollar amount as a multiple of the public offering price of the Paired Shares and will be unsecured, several obligations
of the Trust and the Corporation maturing on            , 1995. At the option of
the Company, the maturity date of the Notes may be extended at any time or from time to time, by written notice to the Trustee prior to the maturity date,
including any extension thereof, to a date not later than            , 1997. The
Trust will be obligated to pay 95% of the Notes and the Corporation the balance in accordance with the allocation of the proceeds of the offering of the Paired Shares set forth under "Use of Proceeds."

    There are no redemption or sinking fund provisions applicable to the Notes and the Notes are not subject to redemption prior to maturity by the Company or either of them.

    The following are Events of Default under the Indenture: failure of the Trust or the Corporation to pay principal owing by it in respect of any Note when due; failure of Trust or the Corporation to comply with any of its other agreements in the Notes or the Indenture, continued for 90 days after notice is given as provided in the Indenture; and certain events of bankruptcy, insolvency or reorganization. If an Event of Default occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the Notes outstanding may declare the entire principal amount of the Notes to be due and payable immediately.


    The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture unless it shall have received reasonable security and indemnity from the holders of the Notes against any costs, expenses or liabilities. Subject to such provisions for the indemnification of the Trustee, the holders of a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.


    The Indenture does not require the Company to furnish to the Trustee any periodic evidence as to the absence of any default under the Indenture or the compliance by the Company with the terms of the Indenture.


    The Indenture or the Notes may be amended or supplemented without the consent of the noteholders in certain circumstances and with the consent of holders at least a majority of the principal amount of the Notes at the time outstanding, subject to certain exceptions. Any past default, or compliance with any provision may be waived with the consent of the holders of a majority of the principal amount of the Notes at the time outstanding.

                                  UNDERWRITING


    Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement") among the Company and each of the underwriters named below (the "Underwriters"), the Company has agreed to sell to each of the Underwriters named below for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Bear, Stearns & Co. Inc., Alex. Brown & Sons Incorporated, Lehman Brothers Inc., Prudential Securities Incorporated ("Prudential") and Smith Barney Inc. are acting as representatives (the "Representatives"), and each of the Underwriters severally has agreed, subject to the terms and conditions set forth therein, to purchase from the Company, Notes convertible into the respective number of Paired Shares set forth below opposite their respective names.



                                                                                             NUMBER OF
             U.S. UNDERWRITER                                                              PAIRED SHARES
                                                                                           -------------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated...................................................................
Bear, Stearns & Co. Inc. ................................................................
Alex. Brown & Sons Incorporated..........................................................
Lehman Brothers Inc......................................................................
Prudential Securities Incorporated.......................................................
Smith Barney Inc.........................................................................
                                                                                           -------------
          Total..........................................................................    10,250,000
                                                                                           -------------
                                                                                           -------------



    In the Purchase Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Notes being sold pursuant to such Purchase Agreement if any of such Notes are purchased. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased.



    The Representatives have advised the Company that the Underwriters propose initially to offer the Notes (which will automatically be converted into Paired Shares upon purchase by the public) to the public at the initial price per Paired Share into which the Notes are convertible set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $. per Paired Share issuable upon conversion of the Notes purchased by such dealers. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $. per Paired Share issuable upon conversion of the Notes purchased by such dealers on sales to certain other dealers. Upon completion of the Offering, the offering price per Paired Share issuable upon conversion of the Notes purchased by such dealers to the public and the concession and discount to dealers may be changed.



    The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase additional Notes convertible into up to 1,537,500 Paired Shares solely to cover over-allotments, if any, at the initial price per Paired Share into which the Notes are convertible to the public less the underwriting discount set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional Notes which the number of Paired Shares into which Notes to be purchased by it are convertible shown in the foregoing table bears to the Paired Shares initially offered hereby.



    In the Purchase Agreement, the Company has agreed to indemnify the several Underwriters against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof. The Purchase Agreement contains certain provisions that are designed to ensure that the underwriting complies with the Ownership Limitation.


    The executive officers of the Company and the Trustees and Directors of the Company and Starwood Capital have agreed not to offer, sell, contract to sell or otherwise dispose of any Paired Shares or any securities convertible into or exercisable for Paired Shares (except for issuances by the Company pursuant to the exchange of Units and for distribution of Units to parties who have direct or indirect interests in Starwood Capital who agree to be bound by the foregoing restrictions) for a period of one year after the closing of the Offering without the prior written consent of Merrill Lynch and the Company (which consent of the Company must be approved by a majority of the Independent Trustees/Directors). The Company has agreed, subject to certain exceptions (including the exceptions referenced above, the issuance of Paired Shares pursuant to existing options and warrants, the grant of options under the 1995 Option Plan and in connection with acquisitions), not to offer, sell, contract to sell or otherwise dispose of any Paired Shares for a one-year period after the date of this Prospectus, without the prior written consent of Merrill Lynch.



    The Company and Starwood Capital have retained Merrill Lynch for financial advisory services in connection with the Reorganization and the Company owes Merrill Lynch a fee of $100,000. The Company is also obligated to pay Merrill Lynch an additional $50,000 in July 1995 and $50,000 in reimbursement of out-of-pocket expenses incurred in connection with its engagement. The Company has agreed to pay Merrill Lynch a fee for advisory services in connection with the Reorganization equal to 0.75% of the gross proceeds realized from the Offering, less $250,000. The Company retained Smith Barney for financial advisory services in connection with the Reorganization and paid Smith Barney a fee of $200,000 and owes Smith Barney additional fees of $350,000.



    Following a refinancing in March 1995 of senior debt of the Company previously held by the New Lender, an affiliate of Merrill Lynch, such New Lender holds the Company's senior indebtedness of $130.4 million. As part of such transaction, the Company paid to the New Lender a fee of approximately $2.3 million. All of the Company's senior debt is being repaid from the proceeds of the Offering. The New Lender also has an outstanding $6.3 million first mortgage loan secured by the Omni Chapel Hill, which bears interest at LIBOR plus 3% and is being repaid in full from the proceeds of the Offering. The New Lender was paid a fee of $63,000 in connection with such loan. See "Use of Proceeds" and "Certain Relationships and Related Transactions."

    Merrill Lynch from time to time provides investment banking and financial advisory services to Starwood Capital and has explored and continues to explore other business activities with Starwood Capital.


    The Sheraton Colony Square is being acquired from the parent of Prudential with $34.0 million of the proceeds of the Offering.


    The Acquisition Facility and the Financing are expected to be provided by affiliates of Lehman Brothers Inc. See "The Acquisition Facility and Other Financing." The Company will pay an affiliate of Lehman Brothers Inc. a fee of 1% of the maximum amount of the Acquisition Facility at the closing thereof, plus a fee of .25% per annum on the unfunded portion of the Acquisition Facility. If defaults were to occur under the Acquisition Facility or the Financing, the lenders would have the right to pursue various remedies, including foreclosure upon collateral, which could have a material adverse effect on the Company and the holders of the Paired Shares.


                                    EXPERTS


    The separate and combined financial statements and financial statement schedules of Starwood Lodging Trust and Starwood Lodging Corporation as of December 31, 1994 and 1993 and for each of the three years in the period ended December 31, 1994, and the financial statements of the Doubletree Club Hotel of Rancho Bernardo included in this Prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein. Such financial statements and financial statement schedules have been included herein in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


    The financial statements of Embassy Suites--Tempe, Starwood Wichita Investors, L.P., Capital Hill Suites, and French Quarter Square and the
Schedules of Operating Revenue and Certain Expenses for the French Quarter Square to the extent and for the periods included in their reports (which, with respect to French Quarter Square, contain an explanatory paragraph relating to certain litigation disputing the ownership of the underlying real property as more fully described in Note 7 to the financial statements), have been audited by Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


    The financial statements of Sheraton Colony Square as of December 31, 1994 and 1993 and for each of the three years in the period ended December 31, 1994 have been audited by Ernst & Young LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS


    Sidley & Austin, Chicago, Illinois, has passed upon the validity of the issuance of the Paired Shares offered pursuant to this Prospectus. In addition, the description of federal income tax consequences contained in this Prospectus entitled "Federal Income Tax Considerations" is based upon the opinion of Sidley & Austin. Lawyers at Sidley & Austin own or hold options to purchase an aggregate of 12,227 Paired Shares. Certain legal matters related to the Offering will be passed upon for the Underwriters by Rogers & Wells, New York, New York. Rogers & Wells acted as counsel to Starwood Capital in connection with the Reorganization. Sidley & Austin and Rogers & Wells will rely upon the opinion of Piper & Marbury, Baltimore, Maryland, as to matters of Maryland law.


                             ADDITIONAL INFORMATION

    The Company has filed with the Commission a Registration Statement (of which this Prospectus is a part) on Form S-2 under the Securities Act with respect to the Paired Shares offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Trust and the Corporation and the Paired Shares offered hereby, reference is hereby made to the Registration Statement and such exhibits and schedules.

    The Trust and the Corporation are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file reports, proxy or information statements and other information with the
Commission. The Registration Statement, as well as such reports, proxy or information statements, schedules and other information filed by the Trust and the Corporation with the Commission can be inspected and copies obtained from the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission:
75 Park Place, Room 1400, New York, New York 10007 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy or information statements and other information concerning the Trust and the Corporation can also be inspected at the offices of the New York Stock Exchange, Inc., Public Reference Section, 20 Broad Street, New York, New York 10005.

    The Trust and the Corporation intend to continue to furnish their shareholders with annual reports containing consolidated financial statements audited by its independent certified public accountants and with quarterly reports containing unaudited condensed consolidated financial statements for each of the first three quarters of each fiscal year.

                     INFORMATION INCORPORATED BY REFERENCE


    The Company's Annual Report on Form 10-K for the year ended December 31, 1994, and the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995 which has been filed by the Company with the Commission, is incorporated in this Prospectus by reference and is made a part hereof.


    Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus modifies or supersedes such statement.

    Copies of all documents incorporated by reference, other than exhibits to such documents not specifically incorporated by reference therein, will be provided without charge to each person to whom this Prospectus is delivered upon oral or written request by such person to Jayne Gordon, Starwood Lodging Trust, 11845 West Olympic Blvd., Suite 550, Los Angeles, CA 90064.

                                    GLOSSARY

    "ACMS" means asbestos-containing materials.

    "ACQUISITION FACILITY" means a line of credit of the Company which will be available to finance acquisitions by the Realty Partnership and for other corporate purposes, including working capital.


    "ADA" means the Americans with Disabilities Act of 1990.


    "ADR" means average daily rate.

    "ANTI-ABUSE RULE" means regulations of the IRS that provide an anti-abuse rule under the Partnership Provisions.

    "ASSETS" means the hotel assets of the Company.


    "BOARD OF TRUSTEES" means the Board of Trustees of the Trust.



    "BOARD OF DIRECTORS" means the Board of Directors of the Corporation.



    "BOARDS" means the Board of Trustees and the Board of Directors.


    "BOOK-TAX DIFFERENCE" means the difference between the fair market value of a contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution.

    "BUILT-IN-GAIN ASSET" means an asset held by the Trust on January 1, 1995 or acquired by the Trust from a current or former C corporation in certain transactions in which the basis of such asset in the hands of the Trust is determined by reference to the basis of the asset in the hands of the current or former C corporation, which asset has a fair market value in excess of its adjusted basis.


    "CASH OPTION" means the option of the Company to pay for Units tendered pursuant to the Exchange Rights Agreement with cash or borrowed funds.


    "CLARK  COUNTY BOARD"  means the  Clark County  Liquor and  Gaming Licensing
Board.

    "CODE" means Internal Revenue Code of 1986, as amended, together with applicable regulations.


    "COMBINED OPTION" means the option of the Company to pay for Units tendered pursuant to the Exchange Rights Agreement with a combination of Paired Shares and cash.


    "COMPANY" means collectively the Trust and the Corporation and those entities respectively owned or controlled by the Trust or the Corporation, including the Realty Partnership, the Operating Partnership and the LLCs.

    "CORPORATION" means Starwood Lodging Corporation, a Maryland corporation, and its subsidiaries.

    "CORPORATION ASSETS" means certain properties and assets of the Corporation, subject to certain liabilities, contributed to the Operating Partnership.

    "CORPORATION GROUP" means the affiliated group of corporations of which the Corporation is the common parent.

    "CORPORATION PREFERRED STOCK" means preferred stock, with a par value of $0.01 per share, of the Corporation.

    "CORPORATION SHARES" means the shares of common stock, par value $0.01 per share, of the Corporation.


    "DISINTERESTED MEMBERS" means a majority of the members of the Board of Trustees of the Trust or the Board of Directors of the Corporation, as applicable, who are not employees, officers, directors, Affiliates or Associates of the Interested Person who or which is a party to the Transaction.


    "EBITDA"   means   earnings   before  interest,   taxes,   depreciation  and
amortization.

    "EQR" means Equity Residential Properties Trust, a New York Stock Exchange listed company.

    "ERISA" means the Employee Retirement Income Securities Act of 1974, as amended, together with applicable regulations.

    "EXCESS COMMON TRUST SHARES" means the Excess Shares, with a par value of $0.01 per share, of the Trust.

    "EXCESS CORPORATION COMMON STOCK" means the Excess Common Stock, with a par value of $0.01 per share, of the Corporation.

    "EXCESS CORPORATION PREFERRED STOCK" means the Excess Preferred Stock, with a par value of $0.01 per share, of the Corporation.

    "EXCESS PREFERRED TRUST SHARES" means the Excess Preferred Shares, with a par value of $0.01 per share, of the Trust.


    "EXCESS SHARES" means the Excess Common Trust Shares, the Excess Corporation Common Stock, the Excess Corporation Preferred Stock, the Excess Preferred Trust Shares and the Excess Trust Shares.


    "EXCESS TRUST SHARES" means the Excess Trust Shares with a par value of $0.01 per share.

    "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.


    "EXCHANGE DATE" means the date of tender of Units under the Paired Share Option or the Combined Option.


    "EXCHANGE RIGHTS AGREEMENT" means the Exchange Rights Agreement dated as of January 1, 1995 among the Trust, the Corporation, Starwood Capital, the Realty Partnership and the Operating Partnership.

    "EXCLUDED ASSETS" means certain properties and other assets of Starwood Capital not contributed to the Company at the closing of the Reorganization.


    "FINANCING" means a $45 million, 18 month repurchase financing comittment from Lehman Commercial Paper Inc. to the Realty Partnership.


    "FORMATION AGREEMENT" means the Formation Agreement dated as of November 11, 1994 among Hotel Investors Trust, Hotel Investors Corporation, Starwood Capital Group, L.P., Berl Holdings L.P., Starwood Apollo Hotel Partners I, L.P., Starwood Apollo Hotel Partners VIII, L.P., Starwood Apollo Hotel Partners IX, LP and Starwood Nomura Hotel Investors, L.P. and the related side letter.

    "FRANCHISE AGREEMENTS" means franchise or license agreements relating to all but eleven of the Company's Hotel Assets pursuant to which such assets will be operated.

    "GAMING APPROVAL" means certain necessary licenses and regulatory approvals of the Clark County Board, the Nevada Board, the Nevada Commission and local gaming authorities.

    "GAMING ASSETS" means the gaming assets and operations of a subsidiary of the Corporation.

    "GDP" means Gross Domestic Product.

    "GROSS INCOME TESTS" means the three gross income requirements the Trust must annually satisfy to maintain qualification as a REIT.

    "HARVEY SECOND MORTGAGES" means the portfolio of three subordinated notes which are secured by the same hotels which secure three mortgage notes that were contributed by Starwood Capital to the Company as part of the Reorganization.

    "HI NEVADA" means Hotel Investors Corporation of Nevada, a wholly-owned subsidiary of the Corporation.

    "HOTEL ASSETS" means the fee or long-term leasehold interests of the Company in 32 hotels, including two hotel/casinos and 13 third-party promissory notes secured by mortgages on 15 additional hotels.

    "INDENTURE" means the Indenture of Trust to be dated as of June 15, 1995 between the Company and First Interstate Bank.



    "INDEPENDENT TRUSTEE/DIRECTOR" means a trustee of the Trust or a director of the Corporation, as the case may be, who is not employed by or affiliated with Starwood Capital or the Company.


    "INTERCOMPANY LEASES" means the leases between the Realty Partnership and the Operating Partnership.

    "INTERESTED PERSON" means any person or entity who or which is the beneficial owner, directly or indirectly, of 5% or more of the outstanding Paired Shares or the outstanding Realty Units or Operating Units or who or which is an Affiliate or Associate of the Trust, the Corporation or either of the Partnerships.


    "IRS" means the Internal Revenue Service.


    "IRS LETTER" means the determination letter dated August 15, 1994 from the IRS to the Trust.

    "ISSUANCE PERCENTAGES" means 95% with respect to the Trust and 5% with respect to the Corporation, as such percentages may be amended from time to time.

    "LEASES" means the Intercompany Leases and the leases for three hotels and associated property between the Realty Partnership and an unrelated person.


    "LIBOR" means the London Inter-Bank Offering Rate.


    "LLCS" means SLT Realty Company, L.L.C., a Delaware limited liability company, and Starlex LLC, a New York limited liability company.

    "MARYLAND REIT LAW" means the Maryland statute governing real estate investment trusts formed under Maryland law.

    "MERRILL LYNCH" means Merrill Lynch, Pierce, Fenner & Smith Incorporated.

    "MGCL" means the Maryland General Corporation Law, as amended.


    "MORTGAGE NOTES RECEIVABLES" means the 13 performing promissory notes secured by mortgages on 15 hotels.



    "NAREIT" means the National Association of Real Estate Investment Trusts.


    "NEVADA BOARD" means the Nevada State Gaming Control Board.

    "NEVADA COMMISSION" means the Nevada Gaming Commission.


    "NEVADA GAMING AUTHORITIES" means the Clark County Liquor and Gaming Licensing Board, the Nevada State Gaming Control Board and the Nevada Gaming Commission.



    "NEW LENDER" means the affiliate of Merrill Lynch which purchased $74 million of the Company's Senior Debt.


    "NON-U.S.  STOCKHOLDERS"  means  non-resident  alien  individuals,   foreign
corporations, foreign partnerships, or foreign estates or trusts for purposes of federal income taxation of the ownership and disposition of stock.

    "NOTES"  means the Convertible Notes Due              , 1995 to be issued by
the Trust and the Corporation.

    "NYSE" means the New York Stock Exchange, Inc.


    "OFFERING" means the Offering of 10,250,000 Paired Shares contemplated hereby.


    "OPERATING PARTNERSHIP" means SLC Operating Limited Partnership, a Delaware limited partnership.

    "OPTIONS" means the share options granted pursuant to the 1995 Option Plan.

    "OWNED HOTELS" means fee or long-term leasehold interests of the Company in 32 hotels including two hotel/casinos.

    "OWNERSHIP LIMITATION" means the prohibition of actual or constructive ownership of more than 8.0% of the Paired Shares contained in the Corporation's Articles of Incorporation and the Trust's Declaration of Trust.

    "PAIRED SHARE" means a unit consisting of one Trust Share and one Corporation Share.


    "PAIRED SHARE OPTION" means the option of the Company to pay for Units tendered pursuant to the Exchange Right Agreement by delivering Paired Shares.


    "PAIRING AGREEMENT" means the Pairing Agreement dated June 25, 1980 between the Trust and the Corporation, as amended.

    "PARTNERSHIP AGREEMENTS" means the partnership agreements of the Realty Partnership and the Operating Partnership.

    "PARTNERSHIP OPTION" means the option of the Partnerships to acquire the interests of Starwood Capital in one or more Excluded Assets.

    "PARTNERSHIP PROVISIONS" means the partnership provisions of the Code.

    "PARTNERSHIPS" means the Realty Partnership and the Operating Partnership.

    "PCBS" means polychlorinated biphenyls.


    "PERMITTED WESTIN INVESTMENTS" means those investments in United States hotel equity interests which Westin may acquire pursuant to the Westin Agreement.


    "PROHIBITED SERVICES" means services that would give use to unrelated business taxable income if provided by a tax-exempt organization.


    "PURCHASE AGREEMENT" means the Purchase Agreement among the Company and the Underwriters.



    "PURCHASE RIGHTS" means any grant, issuance, or sale on a pro rata basis to all holders of Paired Shares, options, convertible securities or right to purchase shares of stock warrants, securities or property of the Company.


    "RATIO OF DEBT-TO-TOTAL MARKET CAPITALIZATION" means total consolidated debt of the Company as a percentage of the market value of all outstanding shares, assuming the exchange of all exchangeable securities for shares, plus total consolidated debt.

    "REGISTRATION RIGHTS AGREEMENT" means the Registration Rights Agreement dated as of January 1, 1995 among the Trust, the Corporation, and Starwood Capital.

    "REALTY PARTNERSHIP" means SLT Realty Limited Partnership, a Delaware limited partnership.

    "RECOGNITION PERIOD" means the ten-year period beginning on January 1, 1995 with respect to assets held by the Trust on such date or, with respect to other Built-in Gain Assets, the date on which such assets were acquired by the Trust.

    "REIT" means a real estate investment trust as defined in the Code.


    "REIT REQUIREMENTS OR PROVISIONS" means Sections 856 through 860 of the Code and applicable treasury regulations.


    "RELATED PARTY TENANT" means a tenant of which a REIT, or a direct or indirect owner of 10% or more of the REIT, directly or indirectly owns 10% or more.

    "REORGANIZATION" means a series of transactions between the Company and Starwood Capital, consummated as of January 1, 1995.

    "REVPAR" means room revenue per available room calculated as room revenues divided by rooms available.


    "ROSS" means Leonard Ross, an individual.

    "ROSS AGREEMENT" means the agreement between Leonard Ross and his affiliates and Starwood Capital in settlement of threatened litigation by Ross.

    "RULE 144" means Rule 144 promulgated under the Securities Act.

    "RULING" means the Private Letter Ruling of the IRS to the Trust, dated January 4, 1980.

    "RULPA" means the Delaware Revised Uniform Limited Partnership Act.

    "SECURITIES ACT" means the Securities Act of 1933, as amended.

    "SHAREHOLDER" means a holder of shares of beneficial interest in the Trust and a holder of shares of stock of the Corporation.

    "STARWOOD" means Starwood Capital and its predecessor.

    "STARWOOD   AFFILIATE"  means  any  person  or  entity  which  controls,  is controlled solely by or is under common control with, Starwood Capital Group, L.P.

    "STARWOOD CAPITAL" means Starwood Capital Group, L.P., and the Starwood Affiliates.


    "STARWOOD DEBT FUNDS" means the current investment fund sponsored by Starwood Capital with a principal investment purpose of originating or acquiring performing real estate debt and debt-related interests, and any future similar such entity.


    "STARWOOD NONCOMPETE" means the agreement between the Starwood Capital and the Partnerships whereby Starwood Capital has agreed not to compete with the Partnerships.

    "STARWOOD OPERATING ASSETS" means cash, leases and other assets contributed by Starwood Capital and certain affiliates to the Operating Partnership.

    "STARWOOD REALTY ASSETS" means the cash, certain hotel properties and first mortgage hotel notes contributed by Starwood Capital to the Realty Partnership in the Reorganization.


    "SWAP AGREEMENTS" means the agreements entered into between Starwood Capital and the New Lender in connection with the purchase of senior debt previously owned by Starwood Capital.


    "TAX-EXEMPT STOCKHOLDER" means a qualified plan, IRA or other tax exempt entity.

    "TIN" means taxpayer identification number.

    "TRANSACTION" means any contract, sale, lease, exchange, mortgage, transfer or disposition to or with, or any transaction with, any Interested Person.

    "TRUST" means Starwood Lodging Trust, a Maryland real estate investment trust.

    "TRUST ASSETS" means all the properties and assets of the Trust, subject to substantially all of its liabilities, contributed to the Realty Partnership.

    "TRUST SHARES" means the shares of beneficial interest, par value $0.01 per share, of the Trust.


    "TRUSTEE" means First Interstate Bank, as trustee under the Indenture.


    "UBTI" means unrelated business taxable income, as defined in Section 512 of the Code and applicable treasury regulations.

    "UNITS" means limited partnership units of the Partnerships.


    "UNDERWRITERS" means the Underwriters named herein.


    "WESTIN" means the Westin Hotel Company and certain of its affiliates.


    "WESTIN AGREEMENT" means the agreement among the Company, Starwood Capital and Westin pursuant to which Westin has agreed, subject to certain exceptions and limitations, not to acquire or seek to acquire United States hotel equity interests.

    "WESTIN INVESTORS" means Westin and the owners of Westin other than Starwood Capital.


    "WESTIN RESTRICTION PERIOD" means the period in which an officer, director, general partner or employee of Starwood Capital is on either of the Boards and Starwood Capital co-controls Westin.


    "1986 CORPORATION WARRANTS" means warrants of the Corporation to purchase up to an aggregate of 276,662 Corporation Shares at a purchase price of $3.06 per Corporation Share.


    "1986 WARRANTS" means a unit consisting of one 1986 Trust Warrant and one 1986 Corporation Warrant. Each 1986 Paired Warrant is exercisable at a price equal to $101.70 per Paired Share.


    "1986 TRUST WARRANTS" means warrants of the Trust to purchase up to an aggregate of 276,662 Trust Shares at a purchase price of $98.64 per Trust Share.


    "1995 SHARE OPTION PLANS" means the 1995 Share Option Plan of the Trust and the 1995 Share Option Plan of the Corporation.

                  INDEX TO FINANCIAL STATEMENTS AND FINANCIAL
                              STATEMENT SCHEDULES


STARWOOD LODGING TRUST AND STARWOOD LODGING
 CORPORATION--PRO FORMA
Separate and Combined Balance Sheets at March 31, 1995..............................        F-4
Notes to Pro Forma Balance Sheets...................................................        F-8
Separate and Combined Statements of Operations for the three months ended March 31,
 1995 and the year ended December 31, 1994..........................................       F-10
Notes to Pro Forma Statements of Operations.........................................       F-17

STARWOOD LODGING TRUST AND STARWOOD LODGING
 CORPORATION--HISTORICAL
STARWOOD LODGING TRUST AND STARWOOD LODGING CORPORATION:
Combined Balance Sheets as of March 31, 1995 and December 31, 1994..................       F-19
Combined Statements of Operations for the three months ended March 31, 1995 and
 1994...............................................................................       F-20
Combined Statements of Cash Flows for the three months ended March 31, 1995 and
 1994...............................................................................       F-21
STARWOOD LODGING TRUST:
Balance Sheets as of March 31, 1995 and December 31, 1994...........................       F-22
Statements of Operations for the three months ended March 31, 1995 and 1994.........       F-23
Statements of Cash Flows for the three months ended March 31, 1995 and 1994.........       F-24
STARWOOD LODGING CORPORATION:
Balance Sheets as of March 31, 1995 and December 31, 1994...........................       F-25
Statements of Operations for the three months ended March 31, 1995 and 1994.........       F-26
Statements of Cash Flows for the three months ended March 31, 1995 and 1994.........       F-27
SLT REALTY LIMITED PARTNERSHIP AND SLC OPERATING LIMITED PARTNERSHIP:
Combined Balance Sheet as of March 31, 1995.........................................       F-28
Combined Statement of Operations for the three months ended March 31, 1995..........       F-29
Combined Statements of Cash Flows for the three months ended March 31, 1995.........       F-30
SLT REALTY LIMITED PARTNERSHIP:
Balance sheet as of March 31, 1995..................................................       F-31
Statement of Operations for the three months ended March 31, 1995...................       F-32
Statement of Cash Flows for the three months ended March 31, 1995...................       F-33
SLC OPERATING LIMITED PARTNERSHIP:
Balance Sheet as of March 31, 1995..................................................       F-34
Statement of Operations for the three months ended March 31, 1995...................       F-35
Statements of Cash Flows for the three months ended March 31, 1995..................       F-36
NOTES TO THE FINANCIAL STATEMENTS...................................................       F-37

STARWOOD LODGING TRUST AND STARWOOD LODGING
 CORPORATION--HISTORICAL
Independent Auditors' Report........................................................       F-40

STARWOOD LODGING TRUST AND STARWOOD LODGING CORPORATION:
Combined Balance Sheets as of December 31, 1994 and 1993............................       F-41
Combined Statements of Operations for each of the three years in the period ended
 December 31, 1994..................................................................       F-42
Combined Statements of Cash Flows...................................................       F-43
Combined Statements of Shareholders' Equity.........................................       F-44
STARWOOD LODGING TRUST:
Balance Sheets as of December 31, 1994 and 1993.....................................       F-45
Statements of Operations for each of the three years in the period ended December
 31, 1994...........................................................................       F-46
Statements of Cash Flows............................................................       F-47
Statements of Shareholders' Equity..................................................       F-48
STARWOOD LODGING CORPORATION:
Balance Sheets as of December 31, 1994 and 1993.....................................       F-49
Statements of Operations for each of the three years in the period ended December
 31, 1994...........................................................................       F-50
Statements of Cash Flows............................................................       F-51
Statements of Shareholders' Deficit.................................................       F-52
NOTES TO FINANCIAL STATEMENTS.......................................................       F-53
SCHEDULES:
Schedule III--Real Estate and Accumulated Depreciation..............................       F-75
Schedule IV--Mortgage Loans on Real Estate..........................................       F-79

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
 FINANCIAL CONDITION AND RESULTS OF OPERATIONS......................................       F-81

STARWOOD WICHITA INVESTORS, L.P.:
Reports of Independent Accountants..................................................       F-90
Balance Sheet as of December 31, 1994 and 1993......................................       F-92
Statement of Operations.............................................................       F-93
Statement of Changes in Partners' Capital/Division Equity (Deficit).................       F-94
Statement of Cash Flows.............................................................       F-95
Notes to Financial Statements.......................................................       F-96
THE FRENCH QUARTER SQUARE:
Reports of Independent Accountants..................................................      F-100
Balance Sheet as of December 31, 1994...............................................      F-101
Statement of Operations.............................................................      F-102
Statement of Changes in Partners' Capital...........................................      F-103
Statement of Cash Flows.............................................................      F-104
Notes to Financial Statements.......................................................      F-105
Report of Independent Accountant....................................................      F-108
Schedules of Operating Revenue and Certain Expenses.................................      F-109
Notes to Financial Statements.......................................................      F-110
CAPITOL HILL SUITES:
Reports of Independent Accountants..................................................      F-112
Balance Sheet as of December 31, 1994 and 1993......................................      F-114
Statement of Operations.............................................................      F-115
Statement of Changes in Division/Stockholders' Equity...............................      F-116
Statement of Cash Flows.............................................................      F-117
Notes to Financial Statements.......................................................      F-118

DOUBLETREE CLUB HOTEL OF RANCHO BERNARDO:
Independent Auditors' Report........................................................      F-120
Balance Sheets as of December 31, 1994 and 1993.....................................      F-121
Statements of Operations and Owners' Equity.........................................      F-122
Statements of Cash Flows............................................................      F-123
Notes to Financial Statements.......................................................      F-124
EMBASSY SUITES--TEMPE:
Report of Independent Accountants...................................................      F-126
Balance Sheet as of March 31, 1995 (unaudited) and December 31, 1994 and 1993.......      F-127
Statement of Operations.............................................................      F-128
Statement of Changes in Partner's Capital...........................................      F-129
Statement of Cash Flows.............................................................      F-130
Notes to Financial Statements.......................................................      F-131
SHERATON COLONY SQUARE HOTEL
Independent Auditors' Report........................................................      F-134
Balance Sheets as of March 31, 1995 (unaudited) and December 31, 1994 and 1993......      F-135
Statements of Income................................................................      F-136
Statements of Owner's Equity........................................................      F-137
Statements of Cash Flows............................................................      F-138
Notes to Financial Statements.......................................................      F-139

            STARWOOD LODGING TRUST AND STARWOOD LODGING CORPORATION
                 PRO FORMA SEPARATE AND COMBINED BALANCE SHEETS
                                 MARCH 31, 1995
                                  (UNAUDITED)


    The following unaudited Pro Forma Separate and Combined Balance Sheets are presented as if the Offering of 10,250,000 paired shares at an assumed initial offering price of $23.50 per paired shared (which is the midpoint of the range set forth on the cover page) and the use of the net proceeds therefrom and certain property acquisitions, had all occurred on March 31, 1995.



    The unaudited Pro Forma Separate and Combined Balance Sheets should be read in conjunction with the Separate and Combined Historical Financial Statements of Starwood Lodging Trust and Starwood Lodging Corporation and Notes thereto which are included elsewhere in this Prospectus. In management's opinion, all adjustments necessary to reflect the effects of the Offering and the property acquisitions have been made.


    The unaudited Pro Forma Separate and Combined Balance Sheets are not necessarily indicative of what the actual financial position of the Companies would have been at March 31, 1995, nor does it purport to represent the future financial position of the Companies.

            STARWOOD LODGING TRUST AND STARWOOD LODGING CORPORATION
                  UNAUDITED COMBINED PRO FORMA BALANCE SHEETS
                                 MARCH 31, 1995

                                     ASSETS


                                                                                                          PRO FORMA
                                                                                                           STARWOOD
                                                                                     PRO FORMA             LODGING
                                                                                    ADJUSTMENTS            COMBINED
                                                HISTORICAL      ACQUIRED     -------------------------  --------------
                                                 STARWOOD      PROPERTIES
                                                 LODGING      -------------
                                                 COMBINED
                                              --------------       (B)
                                                   (A)
Hotel assets held for sale, net.............  $    8,495,000  $    --        $          --              $    8,495,000
                                                              -------------                             --------------
Hotel assets, net...........................     174,868,000     64,566,000             --                 239,434,000
                                              --------------  -------------     -------------           --------------
                                                 183,363,000     64,566,000             --                 247,929,000
Mortgage notes receivable, net..............      62,479,000       --                                       62,479,000
Investment in joint venture hotel
 properties.................................         271,000       --                   --                     271,000
                                              --------------  -------------     -------------           --------------
    Total real estate investments...........     246,113,000     64,566,000                                310,679,000
Cash and cash equivalents...................      12,120,000    (54,936,000)       53,469,000(C)            10,653,000
Accounts receivable.........................       6,927,000        241,000             --                   7,168,000
Notes receivable, net.......................       1,607,000       --                   --                   1,607,000
Prepaid expenses and other assets...........      12,998,000         99,000        (2,485,000)(C)(D)        10,612,000
                                              --------------  -------------     -------------           --------------
                                              $  279,765,000  $   9,970,000  $     50,984,000           $  340,719,000
                                              --------------  -------------     -------------           --------------
                                              --------------  -------------     -------------           --------------

                                         LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Secured notes payable and revolving line of                                  $   (130,360,000)(C)
 credit.....................................  $  130,360,000  $    --              42,000,000(C)        $   42,000,000
Mortgage and other notes payable............      68,195,000      9,727,000       (75,048,000)(C)            2,874,000
Accounts payable and other liabilities......      14,567,000        243,000             --                  14,810,000
                                              --------------  -------------     -------------           --------------
                                                 213,122,000      9,970,000      (163,408,000)              59,684,000
                                              --------------  -------------     -------------           --------------
MINORITY INTEREST...........................      58,887,000       --              32,730,000(E)            91,617,000
                                              --------------  -------------     -------------           --------------
SHAREHOLDERS' EQUITY
Trust shares of beneficial interest, $.01
 par value; authorized 100,000,000 shares;
 outstanding 2,022,158 shares; 12,272,158
 pro forma shares...........................          20,000       --                 103,000(C)               123,000
Corporation common stock, $0.01 par value;
 authorized 100,000,000 shares; outstanding
 2,022,158 shares; 12,272,158 pro forma
 shares.....................................          20,000       --                 103,000(C)               123,000
Additional paid-in capital..................     222,257,000       --             217,511,000(C)           407,038,000
                                                                                  (32,730,000)(E)
Accumulated deficit.........................    (214,541,000)      --                (317,000)(C)         (217,866,000)
                                                                                   (3,008,000)(D)
                                              --------------  -------------     -------------           --------------
                                                   7,756,000       --             181,662,000              189,418,000
                                              --------------  -------------     -------------           --------------
                                              $  279,765,000  $   9,970,000  $     50,984,000           $  340,719,000
                                              --------------  -------------     -------------           --------------
                                              --------------  -------------     -------------           --------------


  The accompanying notes are an integral part of the pro forma balance sheets.

                             STARWOOD LODGING TRUST
                       UNAUDITED PRO FORMA BALANCE SHEETS
                                 MARCH 31, 1995

                                     ASSETS


                                                                                                    PRO FORMA
                                                                                                     STARWOOD
                                                                               PRO FORMA             LODGING
                                                                              ADJUSTMENTS             TRUST
                                          HISTORICAL      ACQUIRED     -------------------------  --------------
                                           STARWOOD      PROPERTIES
                                           LODGING      -------------
                                            TRUST
                                        --------------       (B)
                                             (A)
Hotel assets held for sale, net.......  $    8,215,000  $    --        $          --              $    8,215,000
Hotel assets, net.....................     137,583,000     53,946,000             --                 191,529,000
                                        --------------  -------------     -------------           --------------
                                           145,798,000     53,946,000             --                 199,744,000
Mortgage notes receivable, net........      62,479,000       --                   --                  62,479,000
Investment in joint venture hotel
 properties...........................         254,000       --                   --                     254,000
                                        --------------  -------------     -------------           --------------
    Total real estate investments.....     208,531,000     53,946,000             --                 262,477,000
Cash and cash equivalents.............       3,939,000    (44,165,000)       53,478,000(C)             3,261,000
                                                                             (9,991,000)(C)(F)
Accounts receivable...................       1,825,000       --                   --                   1,825,000
Notes receivable -- Corporation.......      28,941,000       --               9,868,000(F)            38,809,000
Notes receivable, net.................         998,000       --                   --                     998,000
Prepaid expenses and other assets.....       6,311,000         97,000        (2,485,000)(C)(D)         3,923,000
                                        --------------  -------------     -------------           --------------
                                        $  250,545,000  $   9,878,000  $     50,870,000           $  311,293,000
                                        --------------  -------------     -------------           --------------
                                        --------------  -------------     -------------           --------------
                                      LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Secured notes payable and revolving
 line of credit.......................  $  130,360,000  $    --        $   (130,360,000)(C)       $   42,000,000
                                                                             42,000,000(C)
Mortgage and other notes payable......      54,549,000      9,727,000       (64,276,000)(C)             --
Accounts payable and other
 liabilities..........................       3,271,000        151,000             --                   3,422,000
                                        --------------  -------------     -------------           --------------
                                           188,180,000      9,878,000      (152,636,000)              45,422,000
                                        --------------  -------------     -------------           --------------

MINORITY INTEREST.....................      52,498,000       --              34,171,000(E)            86,669,000
                                        --------------  -------------     -------------           --------------
SHAREHOLDERS' EQUITY
Trust shares of beneficial interest,
 $.01 par value; authorized
 100,000,000 shares; outstanding
 2,022,158 shares; 12,272,158 pro
 forma shares.........................          20,000       --                 103,000(C)               123,000
Additional paid-in capital............     156,937,000       --             206,728,000(C)           329,494,000
                                              --             --             (34,171,000)(E)             --
Accumulated deficit...................    (147,090,000)      --                (317,000)(C)         (150,415,000)
                                                                             (3,008,000)(D)
                                        --------------  -------------     -------------           --------------
                                             9,867,000       --             169,335,000              179,202,000
                                        --------------  -------------     -------------           --------------
                                        $  250,545,000  $   9,878,000  $     50,870,000           $  311,293,000
                                        --------------  -------------     -------------           --------------
                                        --------------  -------------     -------------           --------------


  The accompanying notes are an integral part of the pro forma balance sheets.

                          STARWOOD LODGING CORPORATION
                       UNAUDITED PRO FORMA BALANCE SHEETS
                                 MARCH 31, 1995

                                     ASSETS


                                                                                                  PRO FORMA
                                                                                                  STARWOOD
                                                                                PRO FORMA          LODGING
                                                                               ADJUSTMENTS       CORPORATION
                                              HISTORICAL      ACQUIRED     -------------------  -------------
                                               STARWOOD      PROPERTIES
                                                LODGING     -------------
                                              CORPORATION
                                             -------------       (B)
                                                  (A)
Hotel assets held for sale, net............  $     280,000  $    --        $       --           $     280,000
Hotel assets, net..........................     37,285,000     10,620,000          --              47,905,000
                                             -------------  -------------  -------------------  -------------
                                                37,565,000     10,620,000          --              48,185,000
Mortgage notes receivable, net.............
Investment in joint venture hotel
 properties................................         17,000       --                --                  17,000
                                             -------------  -------------  -------------------  -------------
    Total real estate investments..........     37,582,000     10,620,000          --              48,202,000
Cash and cash equivalents..................      8,181,000    (10,771,000)      9,982,000(C)        7,392,000
Accounts receivable........................      5,102,000        241,000          --               5,343,000
Notes receivable, net......................        609,000       --                --                 609,000
Prepaid expenses and other assets..........      6,687,000          2,000          --               6,689,000
                                             -------------  -------------  -------------------  -------------
                                             $  58,161,000  $      92,000  $    9,982,000       $  68,235,000
                                             -------------  -------------  -------------------  -------------
                                             -------------  -------------  -------------------  -------------

                               LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
LIABILITIES
Mortgage and other notes payable...........     13,646,000  $    --        $     (904,000)(C)   $   2,874,000
                                                  --             --            (9,868,000)(F)        --
Notes payable -- Trust.....................     28,941,000       --             9,868,000(F)       38,809,000
Accounts payable and other liabilities.....     11,296,000         92,000          --              11,388,000
                                             -------------  -------------  -------------------  -------------
                                                53,883,000         92,000        (904,000)         53,071,000
                                             -------------  -------------  -------------------  -------------

MINORITY INTEREST..........................      6,389,000       --            (1,441,000)(E)       4,948,000
                                             -------------  -------------  -------------------  -------------
SHAREHOLDERS' EQUITY (DEFICIT)
Corporation common stock, $0.01 par value;
 authorized 100,000,000 shares; outstanding
 2,022,158 shares; 12,272,158 pro forma
 shares....................................         20,000       --               103,000(C)          123,000
Additional paid-in capital.................     65,320,000       --            10,783,000(C)       77,544,000
                                                                                1,441,000(E)         --
Accumulated deficit........................    (67,451,000)      --                --             (67,451,000)
                                             -------------  -------------  -------------------  -------------
                                                (2,111,000)      --            12,327,000          10,216,000
                                             -------------  -------------  -------------------  -------------
                                             $  58,161,000  $      92,000  $    9,982,000       $  68,235,000
                                             -------------  -------------  -------------------  -------------
                                             -------------  -------------  -------------------  -------------


  The accompanying notes are an integral part of the pro forma balance sheets.

            STARWOOD LODGING TRUST AND STARWOOD LODGING CORPORATION
               NOTES TO UNAUDITED SEPARATE AND COMBINED PRO FORMA
                        BALANCE SHEETS AT MARCH 31, 1995


HISTORICAL STARWOOD LODGING COMBINED


(A) The Trust and the Corporation are the general partner and the managing general partner of the Realty Partnership and the Operating Partnership, respectively. As a condition to the Reorganization, Starwood received the right to nominate a majority of the respective Board members of the Trust and the Corporation. Neither the Trust nor the Corporation is currently considered to have unilateral control of the Realty Partnership or the Operating Partnership for accounting purposes. Therefore, the Trust and the Corporation have accounted for their investments in the Realty Partnership and the Operating Partnership under the equity method of accounting. At the time of the Offering, the respective Boards will be expanded to include additional independent members and the Starwood nominees will no longer represent a majority. Subsequent to the Offering, the Trust and the Corporation will have unilateral control of the respective Partnerships and therefore, the historical financial statements of the Partnerships will be consolidated with those of the Trust and the Corporation. The Trust's and the Corporation's equity investment in the Partnerships have been eliminated in the pro forma consolidated balance sheets. Historical paired share information has been adjusted to reflect a one-for-six reverse split to be effective prior to the Offering.


ACQUIRED PROPERTIES

(B) Subsequent to March 31, 1995 the Trust and the Corporation acquired the Omni Chapel Hill Hotel, a 168-room upscale hotel located in Chapel Hill, North Carolina and the Company expects to acquire the Sheraton Colony Square, a 462-room upscale high-rise hotel in Atlanta, Georgia and the Embassy Suites, a 224 all-suite upscale hotel located in Tempe, Arizona.

    The following summarizes the cost basis and related indebtedness of the properties acquired or to be acquired subsequent to March 31, 1995:


                                                                           COST BASIS
                                                         ----------------------------------------------
                                                           COMBINED          TRUST         CORPORATION
                                                         -------------  ----------------  -------------
Omni Hotel.............................................  $  10,701,000  $  10,166,000     $     535,000
Embassy Suites.........................................     19,440,000     15,552,000         3,888,000
Colony Square..........................................     34,425,000     28,228,000         6,197,000
                                                         -------------  ----------------  -------------
                                                         $  64,566,000  $  53,946,000     $  10,620,000
                                                         -------------  ----------------  -------------
                                                         -------------  ----------------  -------------



                                                                          INDEBTEDNESS
                                                         ----------------------------------------------
                                                           COMBINED          TRUST         CORPORATION
                                                         -------------  ----------------  -------------
Omni Hotel.............................................  $   9,727,000  $   9,727,000(1)  $          --
                                                         -------------  ----------------  -------------
                                                         -------------  ----------------  -------------


- ------------

(1) Includes a subordinated mortgage loan of $3.6 million due to an affiliate of Starwood Capital which loan is to be repaid with the proceeds of the Offering.


PRO FORMA ADJUSTMENTS


(C) The Company has filed a registration statement on Form S-2 with the Securities and Exchange Commission for the public offering (collectively, the "Offering") of 10,250,000 paired shares (exclusive

            STARWOOD LODGING TRUST AND STARWOOD LODGING CORPORATION
               NOTES TO UNAUDITED SEPARATE AND COMBINED PRO FORMA
                  BALANCE SHEETS AT MARCH 31, 1995 (CONTINUED)


    of 1,537,500 paired shares subject to the Underwriters overallotment options) at an assumed initial offering price of $23.50 per paired share (which is the midpoint of the range set forth on the cover page). Application of the net proceeds from the Offering is as follows:



                                                           COMBINED           TRUST        CORPORATION
                                                        ---------------  ---------------  -------------
Gross proceeds from Offering..........................  $   240,875,000  $   228,831,000  $  12,044,000
  Less offering costs (including $3,547,000 to
   Starwood Capital)..................................      (23,168,000)     (22,000,000)    (1,158,000)
                                                        ---------------  ---------------  -------------
Net proceeds from the Offerings.......................      217,717,000      206,831,000     10,886,000
Proceeds from the Acquisition Facility................       42,000,000       42,000,000       --
  Less:
    Repayment of secured notes payable................     (130,360,000)    (130,360,000)      --
    Repayment or purchase of other mortgage notes
     payable..........................................      (75,048,000)     (74,144,000)      (904,000)
    Prepayment penalties on retired debt..............         (317,000)        (317,000)      --
    Officer loan......................................         (250,000)        (250,000)      --
    Other.............................................         (273,000)        (273,000)      --
                                                        ---------------  ---------------  -------------
    Net cash proceeds.................................  $    53,469,000  $    43,487,000  $   9,982,000
                                                        ---------------  ---------------  -------------
                                                        ---------------  ---------------  -------------



(D) Reflects the write-off of deferred financing costs of $3,008,000 related to the debt repaid from the proceeds of the Offering net of deferred financing costs of $150,000 relating to the Financing and $123,000 relating to the purchase of the first mortgage note on the Milwaukee Marriott property (see F below).



(E) Reflects a reallocation between minority interest and shareholders' equity to reflect Starwood's 32.6% minority interest in the Partnerships after the Offering.



(F) The Trust will purchase from a third party the first mortgage note on the Milwaukee Marriott property which is owned by a partnership in which the Operating Partnership is a 51% general partner for $9,868,000.

            STARWOOD LODGING TRUST AND STARWOOD LODGING CORPORATION
            PRO FORMA SEPARATE AND COMBINED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1994
                   AND THE THREE MONTHS ENDED MARCH 31, 1995
                                  (UNAUDITED)


    The following unaudited Pro Forma Separate and Combined Statements of Operations are presented as if the Reorganization, the Offering and certain additional property acquisitions had all occurred at the beginning of the periods presented.



    The unaudited Pro Forma Separate and Combined Statements of Operations should be read in conjunction with the Separate and Combined Historical Financial Statements of Starwood Lodging Trust and Starwood Lodging Corporation and Notes thereto which are included elsewhere in this Prospectus. In management's opinion, all adjustments necessary to reflect the effects of the Reorganization, the Offering and certain additional property acquisitions have been made.


    The unaudited Pro Forma Separate and Combined Statements of Operations are not necessarily indicative of what actual results of operations of the Companies would have been nor do they purport to represent the Companies' results of operations for future periods.

            STARWOOD LODGING TRUST AND STARWOOD LODGING CORPORATION
             UNAUDITED COMBINED PRO FORMA STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1994


                                                                                                         PRO FORMA
                                                                                                          STARWOOD
                                                        STARWOOD       ACQUIRED         PRO FORMA         LODGING
                                                         CAPITAL      PROPERTIES       ADJUSTMENTS        COMBINED
                                        HISTORICAL    -------------  -------------  -----------------  --------------
                                         STARWOOD          (B)            (C)
                                         LODGING
                                         COMBINED
                                      --------------
                                           (A)
REVENUE
Hotel...............................  $   82,668,000  $  16,467,000  $  26,632,000  $      --          $  125,767,000
Gaming..............................      27,981,000       --             --               --              27,981,000
Interest from mortgage and other
 notes..............................       1,554,000      8,496,000       --               19,000(D)       10,069,000
Rents from other leased hotel
 properties.........................         927,000       --             --               --                 927,000
Management fees and other...........         411,000       --             --               --                 411,000
Gain (loss) on sales of hotel
 assets.............................         456,000       --             --               --                 456,000
                                      --------------  -------------  -------------  -----------------  --------------
                                         113,997,000     24,963,000     26,632,000         19,000         165,611,000
                                      --------------  -------------  -------------  -----------------  --------------
EXPENSES
Hotel operations....................      60,829,000     12,751,000     19,503,000     (2,444,000)(E)      90,639,000
Gaming operations...................      24,454,000       --             --               --              24,454,000
Interest............................      17,606,000      3,834,000        875,000    (22,228,000)(F)       3,365,000
                                                                                        3,278,000(F)
Depreciation and amortization.......       8,161,000      2,496,000      6,253,000      1,220,000(G)       18,130,000
Administrative and operating........       4,203,000       --             --               86,000(E)        4,289,000
Shareholder litigation..............       2,648,000       --             --               --               2,648,000
Provision for losses................         759,000       --             --               --                 759,000
                                      --------------  -------------  -------------  -----------------  --------------
                                         118,660,000     19,081,000     26,631,000    (20,088,000)        144,284,000
                                      --------------  -------------  -------------  -----------------  --------------
Income (loss) before minority
 interest in Partnerships...........      (4,663,000) $   5,882,000  $       1,000  $  20,107,000          21,327,000
                                                      -------------  -------------  -----------------
                                                      -------------  -------------  -----------------
Minority interest in
 Partnerships(H)....................        --                                                              6,959,000
                                      --------------                                                   --------------
                                                                                                       --------------
NET INCOME (LOSS)...................  $   (4,663,000)                                                  $   14,368,000
                                      --------------                                                   --------------
                                      --------------                                                   --------------
NET INCOME (LOSS) PER PAIRED
 SHARE(I)...........................  $        (2.31)                                                  $         1.17
                                      --------------                                                   --------------
                                      --------------                                                   --------------


   The accompanying notes are an integral part of the pro forma statements of operations.

                             STARWOOD LODGING TRUST
                  UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1994


                                                                                                        PRO FORMA
                                                                                                        STARWOOD
                                                                                       PRO FORMA         LODGING
                                                                                      ADJUSTMENTS         TRUST
                                        HISTORICAL      STARWOOD      ACQUIRED     -----------------  -------------
                                         STARWOOD       CAPITAL      PROPERTIES
                                          LODGING     ------------  -------------
                                           TRUST
                                       -------------      (B)            (C)
                                            (A)
REVENUE
Rents from Corporation...............  $  16,906,000  $    --       $    --        $   8,349,000(J)   $  25,255,000
Interest from Corporation............      1,730,000       --            --            2,065,000(K)       3,795,000
Interest from mortgage and other
 notes...............................      1,512,000     8,496,000       --               19,000(D)      10,027,000
Rents from other leased hotel
 properties..........................        927,000       --            --               --                927,000
Management fees and other............        164,000       --            --               --                164,000
Gain (loss) on sales of hotel
 assets..............................        432,000       --            --               --                432,000
                                       -------------  ------------  -------------  -----------------  -------------
                                          21,671,000     8,496,000       --           10,433,000         40,600,000
                                       -------------  ------------  -------------  -----------------  -------------
EXPENSES
Interest -- other....................     16,265,000     3,834,000        875,000    (20,974,000)(F)      3,278,000
                                                                                       3,278,000(F)
Depreciation and amortization........      5,205,000     1,270,000      2,791,000        610,000(G)       9,876,000
Administrative and operating.........      1,583,000       --            --               --              1,583,000
Shareholder litigation...............      1,324,000       --            --               --              1,324,000
Provision for losses.................        759,000       --            --               --                759,000
                                       -------------  ------------  -------------  -----------------  -------------
                                          25,136,000     5,104,000      3,666,000    (17,086,000)        16,820,000
                                       -------------  ------------  -------------  -----------------  -------------
Income (loss) before minority
 interest in Partnership.............     (3,465,000) $  3,392,000  $  (3,666,000) $  27,519,000         23,780,000
                                                      ------------  -------------  -----------------
                                                      ------------  -------------  -----------------
Minority interest in
 Partnership(H)......................       --                                                            7,759,000
                                       -------------                                                  -------------
                                       -------------                                                  -------------
NET INCOME (LOSS)....................  $  (3,465,000)                                                 $  16,021,000
                                       -------------                                                  -------------
                                       -------------                                                  -------------
NET INCOME (LOSS) PER SHARE(I).......  $       (1.71)                                                 $        1.31
                                       -------------                                                  -------------
                                       -------------                                                  -------------


   The accompanying notes are an integral part of the pro forma statements of operations.

                          STARWOOD LODGING CORPORATION
                  UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1994


                                                                                                       PRO FORMA
                                                                                                        STARWOOD
                                                                                      PRO FORMA         LODGING
                                                                                     ADJUSTMENTS         TRUST
                                      HISTORICAL      STARWOOD       ACQUIRED     -----------------  --------------
                                       STARWOOD        CAPITAL      PROPERTIES
                                       LODGING      -------------  -------------
                                     CORPORATION
                                    --------------       (B)            (C)
                                         (A)
REVENUE
Hotel.............................  $   82,668,000  $  16,467,000  $  26,632,000  $      --          $  125,767,000
Gaming............................      27,981,000       --             --               --              27,981,000
Interest from mortgage and other
 notes............................          42,000       --             --               --                  42,000
Management fees and other.........         247,000       --             --               --                 247,000
Gain (loss) on sales of hotel
 assets...........................          24,000       --             --               --                  24,000
                                    --------------  -------------  -------------  -----------------  --------------
                                       110,962,000     16,467,000     26,632,000                        154,061,000
                                    --------------  -------------  -------------  -----------------  --------------
EXPENSES
Hotel operations..................      60,829,000     12,751,000     19,503,000     (2,444,000)(E)      90,639,000
Gaming operations.................      24,454,000       --             --               --              24,454,000
Rent--Trust.......................      16,906,000       --             --            8,349,000(J)       25,255,000
Interest--Trust...................       1,730,000       --             --            2,065,000(K)        3,795,000
Interest--other...................       1,341,000       --             --           (1,254,000)(F)          87,000
Depreciation and amortization.....       2,956,000      1,226,000      3,462,000        610,000(G)        8,254,000
Administrative and operating......       2,620,000       --             --               86,000(E)        2,706,000
Shareholder litigation............       1,324,000       --             --               --               1,324,000
                                    --------------  -------------  -------------  -----------------  --------------
                                       112,160,000     13,977,000     22,965,000      7,412,000         156,514,000
                                    --------------  -------------  -------------  -----------------  --------------
Income (loss) before minority
 interest in Partnership..........      (1,198,000) $   2,490,000  $   3,667,000  $  (7,412,000)         (2,453,000)
                                                    -------------  -------------  -----------------
                                                    -------------  -------------  -----------------
Minority interest in
 Partnership(H)...................        --                                                               (800,000)
                                    --------------                                                   --------------
NET INCOME (LOSS).................  $   (1,198,000)                                                  $   (1,653,000)
                                    --------------                                                   --------------
                                    --------------                                                   --------------
NET INCOME (LOSS) PER SHARE (I)...  $        (0.59)                                                  $        (0.13)
                                    --------------                                                   --------------
                                    --------------                                                   --------------


   The accompanying notes are an integral part of the pro forma statements of operations.

            STARWOOD LODGING TRUST AND STARWOOD LODGING CORPORATION
             UNAUDITED COMBINED PRO FORMA STATEMENTS OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1995


                                                                                                      PRO FORMA
                                                                                                      STARWOOD
                                                                                     PRO FORMA         LODGING
                                                                                    ADJUSTMENTS       COMBINED
                                                      HISTORICAL      ACQUIRED    ----------------  -------------
                                                       STARWOOD      PROPERTIES
                                                        LODGING     ------------
                                                       COMBINED
                                                     -------------      (B)
                                                          (A)
REVENUE
Hotel..............................................  $  22,781,000  $  8,127,000  $      --         $  30,908,000
Gaming.............................................      6,669,000       --              --             6,669,000
Interest from mortgage and other notes.............      2,581,000       --              5,000(D)       2,586,000
Rents from other leased hotel properties...........        159,000       --              --               159,000
Management fees and other..........................         61,000       --              --                61,000
Gain (loss) on sales of hotel assets...............       (113,000)      --              --              (113,000)
                                                     -------------  ------------  ----------------  -------------
                                                        32,138,000     8,127,000         5,000         40,270,000
                                                     -------------  ------------  ----------------  -------------
EXPENSES
Hotel operations...................................     16,280,000     5,206,000      (409,000)(E)     21,077,000
Gaming operations..................................      6,021,000       --              --             6,021,000
Interest...........................................      5,827,000       219,000    (6,024,000)(F)        841,000
                                                                                       819,000(F)
Depreciation and amortization......................      2,863,000     1,563,000         --             4,426,000
Administrative and operating.......................      1,068,000       --              4,000(E)       1,072,000
                                                     -------------  ------------  ----------------  -------------
                                                        32,059,000     6,988,000    (5,610,000)        33,437,000
                                                     -------------  ------------  ----------------  -------------
Income (loss) before minority interest in
 Partnerships......................................  $      79,000  $  1,139,000  $  5,615,000          6,833,000
                                                                    ------------  ----------------
                                                                    ------------  ----------------
Minority interest in Partnerships(H)...............         94,000                                      2,230,000
                                                     -------------                                  -------------
NET INCOME (LOSS)..................................  $     (15,000)                                 $   4,603,000
                                                     -------------                                  -------------
                                                     -------------                                  -------------
NET INCOME (LOSS) PER PAIRED SHARE(I)..............  $       (0.01)                                 $        0.38
                                                     -------------                                  -------------
                                                     -------------                                  -------------


   The accompanying notes are an integral part of the pro forma statements of operations.

                             STARWOOD LODGING TRUST
                  UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1995

                                                                                                                    PRO FORMA
                                                                                                                   ADJUSTMENTS
                                                                                        HISTORICAL   ACQUIRED    ---------------
                                                                                         STARWOOD   PROPERTIES
                                                                                         LODGING    ----------
                                                                                          TRUST
                                                                                        ----------     (C)
                                                                                           (A)
REVENUE
Rents from Corporation................................................................  $5,163,000  $   --        $1,571,000(J)
Interest from Corporation.............................................................     767,000      --           344,000(K)
Interest from mortgage and other notes................................................   2,566,000      --             5,000(D)
Rents from other leased hotel properties..............................................     159,000      --           --
Management fees and other.............................................................      34,000      --           --
Gain (loss) on sales of hotel assets..................................................    (113,000)     --           --
                                                                                        ----------  ----------   ---------------
                                                                                         8,576,000      --         1,920,000
                                                                                        ----------  ----------   ---------------
EXPENSES
Interest--other.......................................................................   5,509,000     219,000    (5,728,000)(F)
                                                                                                                     819,000(F)
Depreciation and amortization.........................................................   1,691,000     698,000       --
Administrative and operating..........................................................     355,000      --           --
                                                                                        ----------  ----------   ---------------
                                                                                         7,555,000     917,000    (4,909,000)
                                                                                        ----------  ----------   ---------------
Income (loss) before minority interest in Partnership.................................  $1,021,000  $ (917,000)   $6,829,000
                                                                                                    ----------   ---------------
                                                                                                    ----------   ---------------
Minority interest in Partnership(H)...................................................     732,000
                                                                                        ----------
NET INCOME (LOSS).....................................................................  $  289,000
                                                                                        ----------
                                                                                        ----------
NET INCOME (LOSS) PER
 SHARE(I).............................................................................  $     0.14
                                                                                        ----------
                                                                                        ----------

                                                                                         PRO FORMA
                                                                                           TRUST
                                                                                        -----------

REVENUE
Rents from Corporation................................................................  $ 6,734,000
Interest from Corporation.............................................................    1,111,000
Interest from mortgage and other notes................................................    2,571,000
Rents from other leased hotel properties..............................................      159,000
Management fees and other.............................................................       34,000
Gain (loss) on sales of hotel assets..................................................     (113,000)
                                                                                        -----------
                                                                                         10,496,000
                                                                                        -----------
EXPENSES
Interest--other.......................................................................      819,000

Depreciation and amortization.........................................................    2,389,000
Administrative and operating..........................................................      355,000
                                                                                        -----------
                                                                                          3,563,000
                                                                                        -----------
Income (loss) before minority interest in Partnership.................................    6,933,000

Minority interest in Partnership(H)...................................................    2,262,000
                                                                                        -----------
NET INCOME (LOSS).....................................................................  $ 4,671,000
                                                                                        -----------
                                                                                        -----------
NET INCOME (LOSS) PER
 SHARE(I).............................................................................  $      0.38
                                                                                        -----------
                                                                                        -----------


   The accompanying notes are an integral part of the pro forma statements of operations.

                          STARWOOD LODGING CORPORATION
                  UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1995


                                                                                                        PRO FORMA
                                                                                                        STARWOOD
                                                                                       PRO FORMA         LODGING
                                                                                      ADJUSTMENTS      CORPORATION
                                                        STARWOOD       ACQUIRED    -----------------  -------------
                                                         LODGING      PROPERTIES
                                                       CORPORATION   ------------
                                                      -------------      (B)
                                                           (A)
REVENUE
Hotel...............................................  $  22,781,000  $  8,127,000  $      --          $  30,908,000
Gaming..............................................      6,669,000       --              --              6,669,000
Interest from mortgage and other notes..............         15,000       --              --                 15,000
Management fees and other...........................         27,000       --              --                 27,000
                                                      -------------  ------------  -----------------  -------------
                                                         29,492,000     8,127,000         --             37,619,000
                                                      -------------  ------------  -----------------  -------------
EXPENSES
Hotel operations....................................     16,280,000     5,206,000       (409,000)(E)     21,077,000
Gaming operations...................................      6,021,000       --              --              6,021,000
Rent--Trust.........................................      5,163,000       --           1,571,000(J)       6,734,000
Interest--Trust.....................................        767,000       --             344,000(K)       1,111,000
Interest--other.....................................        318,000       --            (296,000)(F)         22,000
Depreciation and amortization.......................      1,172,000       865,000         --              2,037,000
Administrative and operating........................        713,000       --               4,000(E)         717,000
                                                      -------------  ------------  -----------------  -------------
                                                         30,434,000     6,071,000      1,214,000         37,719,000
                                                      -------------  ------------  -----------------  -------------
Income (loss) before minority interest in
 Partnership........................................       (942,000) $  2,056,000  $  (1,214,000)          (100,000)
                                                                     ------------  -----------------
                                                                     ------------  -----------------
Minority interest in Partnership(H).................       (638,000)                                        (33,000)
                                                      -------------                                   -------------
NET INCOME (LOSS)...................................  $    (304,000)                                  $     (67,000)
                                                      -------------                                   -------------
                                                      -------------                                   -------------
NET INCOME (LOSS) PER SHARE(I)......................  $       (0.15)                                  $       (0.01)
                                                      -------------                                   -------------
                                                      -------------                                   -------------


   The accompanying notes are an integral part of the pro forma statements of operations.

            STARWOOD LODGING TRUST AND STARWOOD LODGING CORPORATION
             NOTES TO THE UNAUDITED SEPARATE AND COMBINED PRO FORMA
                        STATEMENTS OF OPERATIONS FOR THE
                          YEAR ENDED DECEMBER 31, 1994
                   AND THE THREE MONTHS ENDED MARCH 31, 1995


(A) Subsequent to the Offering, the Trust and the Corporation will have unilateral control of the Partnerships and, therefore, the historical financial statements of the Partnerships will be consolidated with those of the Trust and the Corporation. The Trust's and the Corporation's equity in income (loss) of the Partnerships have been eliminated in such consolidated statements of operations.



(B) Reflects the pro forma statements of operations (reflecting Starwood's cost basis) of the assets and liabilities contributed by the Starwood Partners in the Reorganization.



(C) Reflects the pro forma statements of operations (reflecting the Companies' cost basis) of the properties acquired or to be acquired by the Trust and the Corporation subsequent to March 31, 1995.



(D) Reflects interest income on the officer loan at 7.78% per year.



(E) The Corporation intends to operate all of the Companies' hotels and terminate all existing third party management contracts for properties currently owned or to be acquired at the earliest practicable date. Accordingly, certain costs directly attributable to existing third party management contracts included in the pro forma statements of operations have been eliminated. Such cost savings are reflected in the pro forma statements of operations as if such contracts had been canceled as of the beginning of the periods presented. Listed below are the hotels on which third party management contracts have been or are anticipated to be terminated and the related management and other fees incurred in each period.



                                                 FEES PAID (1)
                                            ------------------------
                                             12 MONTHS     3 MONTHS
                                               ENDED        ENDED
HOTEL                                         12/31/94     3/31/95                 STATUS
- ------------------------------------------  ------------  ----------  --------------------------------
Holiday Inn - Albany, GA..................  $    160,000  $    9,000  Terminated
Best Western - Columbus, OH...............       156,000      33,000  Cancelable in 1995
Best Western - Savannah, GA...............       109,000      21,000  Cancelable in 1995
Radisson - Gainesville, FL................       149,000      19,000  Cancelable in 1996
Park Central - Dallas, TX.................       342,000      34,000  Cancelable in 1995
Capital Hill - Washington, D.C............       143,000      43,000  Cancelable in 1995
French Quarter - Lexington, KY............       432,000      21,000  Terminated
Doubletree - Rancho Bernardo, CA..........       237,000      67,000  Cancelable in 1995
Colony Square - Atlanta, GA...............       624,000     139,000  Cancelable upon Acquisition
Omni - Chapel Hill, NC....................        92,000      23,000  Terminated
                                            ------------  ----------
                                            $  2,444,000  $  409,000
                                            ------------  ----------
                                            ------------  ----------


- ------------
(1) Fees include base and incentive management fees as well as accounting fee chargebacks and other corporate costs.


    Pro Forma administrative and operating expenses reflect (i) increases in operating expenses resulting principally from the opening of a corporate office in Atlanta and (ii) decreases in operating expenses

            STARWOOD LODGING TRUST AND STARWOOD LODGING CORPORATION
             NOTES TO THE UNAUDITED SEPARATE AND COMBINED PRO FORMA
                        STATEMENTS OF OPERATIONS FOR THE
                          YEAR ENDED DECEMBER 31, 1994
             AND THE THREE MONTHS ENDED MARCH 31, 1995 (CONTINUED)

    resulting principally from a decrease in directors' and officers' liability insurance and the elimination of cash management fees paid to the Company's former lender. Such cost adjustments are reflected in the pro forma statements of operations as follows:



                                                                              ADMINISTRATIVE AND
                                                                              OPERATING EXPENSES
                                                                            -----------------------
                                                                             12 MONTHS    3 MONTHS
                                                                               ENDED       ENDED
                                                                             12/31/94     3/31/95
                                                                            -----------  ----------
Additional personnel costs and corporate travel...........................  $   386,000  $   79,000
Decrease in directors' and officers' liability insurance..................     (200,000)    (50,000)
Decrease in cash management fees..........................................     (100,000)    (25,000)
                                                                            -----------  ----------
                                                                            $    86,000  $    4,000
                                                                            -----------  ----------
                                                                            -----------  ----------



(F) Reflects the elimination of historical and pro forma interest expense related to the debt repaid from the proceeds of the Offering and the addition of interest expense at LIBOR plus 1.5% on the amount to be outstanding pursuant to the Financing.


(G) Reflects the amortization of organization costs related to the formation of the Partnerships over a five-year period.


(H) Reflects Starwood Capital's 32.6% minority interest in the income of the Partnerships.



(I) Net income (loss) per paired share has been computed using the weighted average number of paired shares and equivalent paired shares outstanding. All paired share information has been adjusted to reflect a one-for-six reverse split to be effective prior to the Offering.



(J) Reflects rents on hotels contributed by Starwood Capital in the Reorganization and hotels acquired or to be acquired by the Companies subsequent to March 31, 1995. The leases between the Trust and the Corporation provide for annual base or minimum rents plus contingent or percentage rents based on the gross revenue of the properties and are accounted for as operating leases.


(K) Reflects interest on the notes payable from the Corporation to the Trust at prime plus 3% for secured notes and prime plus 2% for unsecured notes.

            STARWOOD LODGING TRUST AND STARWOOD LODGING CORPORATION
                            COMBINED BALANCE SHEETS

                                     ASSETS


                                                                                                DECEMBER 31,
                                                                                                    1994
                                                                                 MARCH 31,     ---------------
                                                                                   1995
                                                                              ---------------
                                                                                (UNAUDITED)
Investment in Partnerships..................................................  $     6,761,000  $     --
Gaming assets, net..........................................................          995,000        --
Hotel assets held for sale, net.............................................        --               8,585,000
Hotel assets, net...........................................................        --             142,600,000
                                                                              ---------------  ---------------
                                                                                    7,756,000      151,185,000
Mortgage notes receivable, net..............................................        --              14,049,000
Investment in joint venture hotel properties................................        --                 262,000
                                                                              ---------------  ---------------
    Total real estate investments...........................................        7,756,000      165,496,000
Cash and cash equivalents...................................................        --               5,065,000
Accounts receivable.........................................................        --               4,040,000
Notes receivable, net.......................................................        --               1,627,000
Inventories, prepaid expenses and other assets..............................        --               7,727,000
Due from Partnerships.......................................................        1,718,000        --
                                                                              ---------------  ---------------
                                                                              $     9,474,000  $   183,955,000
                                                                              ---------------  ---------------
                                                                              ---------------  ---------------

                                     LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Secured notes payable and revolving line of credit..........................  $     --         $   113,896,000
Mortgage and other notes payable............................................        --              46,586,000
Accounts payable and other liabilities......................................        1,178,000       14,765,000
                                                                              ---------------  ---------------
                                                                                    1,718,000      175,247,000
                                                                              ---------------  ---------------
Commitments and contingencies
SHAREHOLDERS' EQUITY
Trust shares of beneficial interest, $0.01 par value; authorized 100,000,000
 shares; outstanding 12,132,948 shares......................................          121,000       12,133,000
Corporation Common stock, $0.01 par value; authorized 100,000,000 shares;
 outstanding 12,132,948 shares..............................................          121,000        1,213,000
Additional paid-in-capital..................................................      222,055,000      210,251,000
Accumulated deficit.........................................................     (214,541,000)    (214,889,000)
                                                                              ---------------  ---------------
                                                                                    7,756,000        8,708,000
                                                                              ---------------  ---------------
                                                                              $     9,474,000  $   183,955,000
                                                                              ---------------  ---------------
                                                                              ---------------  ---------------


                See accompanying notes to financial statements.

            STARWOOD LODGING TRUST AND STARWOOD LODGING CORPORATION
                       COMBINED STATEMENTS OF OPERATIONS


                                                                                  THREE MONTHS ENDED MARCH 31,
                                                                                  ----------------------------
                                                                                      1995           1994
                                                                                  -------------  -------------
                                                                                          (UNAUDITED)
REVENUE
Equity in income of Partnerships before extraordinary items.....................  $      37,000  $    --
Hotel...........................................................................       --           20,586,000
Gaming..........................................................................      6,669,000      7,188,000
Interest from mortgage and other notes..........................................       --              355,000
Rents from leased hotel properties and income from joint ventures...............       --              150,000
Management fees and other.......................................................       --               59,000
                                                                                  -------------  -------------
                                                                                      6,706,000     28,338,000
                                                                                  -------------  -------------
EXPENSES
Hotel operations................................................................                    15,568,000
Gaming operations...............................................................      6,021,000      5,993,000
Rent--SLT Realty L.P............................................................        600,000       --
Interest--other.................................................................       --            4,125,000
Interest--SLT Realty L.P........................................................         37,000       --
Depreciation and amortization...................................................         63,000      2,066,000
Administrative and operating....................................................       --              921,000
                                                                                  -------------  -------------
                                                                                      6,721,000     28,673,000
                                                                                  -------------  -------------
Income (loss) before extraordinary items........................................        (15,000)      (335,000)
Equity in extraordinary items of Partnerships...................................        363,000       --
                                                                                  -------------  -------------
NET INCOME (LOSS)...............................................................  $     348,000  $    (335,000)
                                                                                  -------------  -------------
                                                                                  -------------  -------------
EARNINGS PER PAIRED SHARE
Income (loss) before extraordinary items........................................  $        0.00  $       (0.03)
Extraordinary items.............................................................           0.03       --
                                                                                  -------------  -------------
NET INCOME (LOSS) PER PAIRED SHARE..............................................  $        0.03  $       (0.03)
                                                                                  -------------  -------------
                                                                                  -------------  -------------
Weighted average number of paired shares........................................     12,132,948     12,132,948
                                                                                  -------------  -------------
                                                                                  -------------  -------------


                See accompanying notes to financial statements.

            STARWOOD LODGING TRUST AND STARWOOD LODGING CORPORATION
                       COMBINED STATEMENTS OF CASH FLOWS

                                                                                     THREE MONTHS ENDED MARCH
                                                                                                31,
                                                                                    ---------------------------
                                                                                        1995           1994
                                                                                    -------------  ------------
                                                                                            (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss).................................................................  $     348,000  $   (335,000)
Adjustments to reconcile net income (loss) to net cash provided by (used in)
 operating activities:
  Equity in income (loss) of Partnerships.........................................       (400,000)      --
  Depreciation and amortization...................................................         63,000     2,066,000
  Deferred interest...............................................................       --             478,000
Changes in assets and liabilities:
  Accounts receivable, inventories, prepaid expenses and other assets.............       --            (120,000)
  Accounts payable and other liabilities..........................................       --            (459,000)
                                                                                    -------------  ------------
    Net cash provided by (used in) operating activities...........................         11,000     1,630,000
                                                                                    -------------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES
Cash contributed to Partnerships..................................................     (3,189,000)      --
Additions to hotel assets.........................................................       --            (598,000)
Net change in gaming assets.......................................................     (1,887,000)      --
Principal received on notes receivable............................................       --              67,000
                                                                                    -------------  ------------
    Net cash used in investing activities.........................................     (5,076,000)     (531,000)
                                                                                    -------------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on mortgage and other notes payable............................       --            (237,000)
Increase in secured notes payable and revolving line of credit....................       --             276,000
Principal received on share purchase notes........................................       --              11,000
                                                                                    -------------  ------------
    Net cash provided by (used in) financing activities...........................       --              50,000
                                                                                    -------------  ------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..................................     (5,065,000)    1,149,000
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD..................................      5,065,000     5,652,000
                                                                                    -------------  ------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD........................................  $    --        $  6,801,000
                                                                                    -------------  ------------
                                                                                    -------------  ------------

                See accompanying notes to financial statements.

                             STARWOOD LODGING TRUST
                                 BALANCE SHEETS

                                     ASSETS


                                                                                 MARCH 31,      DECEMBER 31,
                                                                                   1995             1994
                                                                              ---------------  ---------------
                                                                                (UNAUDITED)
Investment in Partnership...................................................  $     9,867,000  $     --
Hotel assets held for sale, net.............................................        --               8,281,000
Hotel assets, net...........................................................        --             108,428,000
                                                                              ---------------  ---------------
                                                                                    9,867,000      116,709,000
Mortgage notes receivable, net..............................................        --              14,049,000
Investment in joint venture hotel properties................................        --                 240,000
                                                                              ---------------  ---------------
Total real estate investments...............................................        9,867,000      130,998,000
Cash and cash equivalents...................................................        --                 255,000
Accounts receivable.........................................................        --                 698,000
Notes receivable--Corporation...............................................        --              26,916,000
Notes receivable, net.......................................................        --               1,004,000
Inventories, prepaid expenses and other assets..............................        --               2,374,000
Due from Partnership........................................................          859,000        --
                                                                              ---------------  ---------------
                                                                              $    10,726,000  $   162,245,000
                                                                              ---------------  ---------------
                                                                              ---------------  ---------------

                                     LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Secured notes payable and revolving line of credit..........................  $     --         $   113,896,000
Mortgage and other notes payable............................................        --              32,838,000
Accounts payable and other liabilities......................................          859,000        5,061,000
                                                                              ---------------  ---------------
                                                                                      859,000      151,795,000
                                                                              ---------------  ---------------
Commitments and contingencies

SHAREHOLDERS' EQUITY
Trust shares of beneficial interest, $0.01 par value; authorized 100,000,000
 shares; outstanding 12,132,948 shares......................................          121,000       12,133,000
Additional paid-in-capital..................................................      156,836,000      146,059,000
Accumulated deficit.........................................................     (147,090,000)    (147,742,000)
                                                                              ---------------  ---------------
                                                                                    9,867,000       10,450,000
                                                                              ---------------  ---------------
                                                                              $    10,726,000  $   162,245,000
                                                                              ---------------  ---------------
                                                                              ---------------  ---------------


                See accompanying notes to financial statements.

                             STARWOOD LODGING TRUST
                            STATEMENTS OF OPERATIONS


                                                                                       THREE MONTHS ENDED
                                                                                           MARCH 31,
                                                                                  ----------------------------
                                                                                      1995           1994
                                                                                  -------------  -------------
                                                                                          (UNAUDITED)
REVENUE
Equity in income of Partnership before extraordinary items......................  $     289,000  $    --
Rents from Corporation..........................................................       --            4,313,000
Interest from Corporation.......................................................       --              415,000
Interest from mortgage and other notes..........................................       --              339,000
Rents from leased hotel properties and income from joint ventures...............       --              150,000
Management fees and other and income from joint venture.........................       --               26,000
                                                                                  -------------  -------------
                                                                                        289,000      5,243,000
                                                                                  -------------  -------------
EXPENSES
Interest........................................................................       --            3,779,000
Depreciation and amortization...................................................       --            1,252,000
Administrative and operating....................................................       --              366,000
                                                                                  -------------  -------------
                                                                                       --            5,397,000
                                                                                  -------------  -------------
Income (loss) before extraordinary items........................................        289,000       (154,000)
Equity in extraordinary items of Partnership....................................        363,000       --
                                                                                  -------------  -------------
NET INCOME (LOSS)...............................................................  $     652,000  $    (154,000)
                                                                                  -------------  -------------
                                                                                  -------------  -------------
EARNINGS PER SHARE
Income (loss) before extraordinary items........................................  $        0.02  $       (0.01)
Extraordinary items.............................................................           0.03       --
                                                                                  -------------  -------------
NET INCOME (LOSS) PER SHARE.....................................................  $        0.05  $       (0.01)
                                                                                  -------------  -------------
                                                                                  -------------  -------------
Weighted average number of shares...............................................     12,132,948     12,132,948
                                                                                  -------------  -------------
                                                                                  -------------  -------------


                See accompanying notes to financial statements.

                             STARWOOD LODGING TRUST
                            STATEMENTS OF CASH FLOWS

                                                                                      THREE MONTHS ENDED MARCH
                                                                                                31,
                                                                                     --------------------------
                                                                                        1995          1994
                                                                                     -----------  -------------
                                                                                            (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)..................................................................  $   652,000  $    (154,000)
Adjustments to reconcile net income (loss) to net cash provided by (used in)
 operating activities:
  Equity in income (loss) of Partnership...........................................     (652,000)      --
  Depreciation and amortization....................................................      --           1,252,000
  Deferred interest................................................................      --             478,000
Changes in assets and liabilities:
  Accounts receivable, inventories, prepaid expenses and other assets..............      --             550,000
  Accounts payable and other liabilities...........................................      --          (1,079,000)
                                                                                     -----------  -------------
    Net cash provided by (used in) operating activities............................                   1,047,000
                                                                                     -----------  -------------

CASH FLOWS FROM INVESTING ACTIVITIES
Cash contributed to Partnership....................................................     (255,000)      --
Additions to hotel assets..........................................................      --            (258,000)
Principal received on mortgage and other notes receivable..........................      --              54,000
Net changes in notes receivable--Corporation.......................................      --          (1,344,000)
                                                                                     -----------  -------------
    Net cash used in investing activities..........................................     (255,000)    (1,548,000)
                                                                                     -----------  -------------

CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on mortgage and other notes payable.............................      --            (188,000)
Increase in secured notes payable and revolving line of credit.....................      --             276,000
Principal received on share purchase notes.........................................      --              11,000
                                                                                     -----------  -------------
    Net cash provided by (used in) financing activities............................      --              99,000
                                                                                     -----------  -------------
DECREASE IN CASH AND CASH EQUIVALENTS..............................................     (255,000)      (402,000)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD...................................      255,000        918,000
                                                                                     -----------  -------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD.........................................  $   --       $     516,000
                                                                                     -----------  -------------
                                                                                     -----------  -------------

                See accompanying notes to financial statements.

                          STARWOOD LODGING CORPORATION
                                 BALANCE SHEETS

                                     ASSETS

                                                                                   MARCH 31,      DECEMBER 31,
                                                                                      1995            1994
                                                                                 --------------  --------------
                                                                                  (UNAUDITED)
Investment in Partnership......................................................  $   (3,106,000) $     --
Gaming Assets, net.............................................................         995,000        --
Hotel assets held for sale, net................................................        --               304,000
Hotel assets, net..............................................................        --            34,172,000
                                                                                 --------------  --------------
                                                                                     (2,111,000)     34,476,000
Investment in joint venture hotel properties...................................        --                22,000
                                                                                 --------------  --------------
Total real estate investments..................................................      (2,111,000)     34,498,000
Cash and cash equivalents......................................................        --             4,810,000
Accounts receivable............................................................        --             3,342,000
Notes receivable, net..........................................................        --               623,000
Inventories, prepaid expenses and other assets.................................        --             5,353,000
Due from Partnership...........................................................         859,000        --
                                                                                 --------------  --------------
                                                                                 $   (1,252,000) $   48,626,000
                                                                                 --------------  --------------
                                                                                 --------------  --------------


                                     LIABILITIES AND SHAREHOLDERS' DEFICIT
LIABILITIES
Mortgage and other notes payable...............................................  $     --        $   13,748,000
Notes payable--Trust...........................................................        --            26,916,000
Accounts payable and other liabilities.........................................         859,000       9,704,000
                                                                                 --------------  --------------
                                                                                        859,000      50,368,000
                                                                                 --------------  --------------
Commitments and contingencies
SHAREHOLDERS' DEFICIT
Corporation common stock, $0.01 par value; authorized 100,000,000 shares;
 outstanding 12,132,948 shares.................................................         121,000       1,213,000
Additional paid-in-capital.....................................................      65,219,000      64,192,000
Accumulated deficit............................................................     (67,451,000)    (67,147,000)
                                                                                 --------------  --------------
                                                                                     (2,111,000)     (1,742,000)
                                                                                 --------------  --------------
                                                                                 $   (1,252,000) $   48,626,000
                                                                                 --------------  --------------
                                                                                 --------------  --------------


                See accompanying notes to financial statements.

                          STARWOOD LODGING CORPORATION
                            STATEMENTS OF OPERATIONS

                                                                                  THREE MONTHS ENDED MARCH 31,
                                                                                  ----------------------------
                                                                                      1995           1994
                                                                                  -------------  -------------
                                                                                          (UNAUDITED)
REVENUE
Equity in loss of Partnership...................................................  $    (252,000) $    --
Hotel...........................................................................       --           20,586,000
Gaming..........................................................................      6,669,000      7,188,000
Interest from mortgage and other notes..........................................       --               16,000
Management fees and other.......................................................       --               33,000
                                                                                  -------------  -------------
                                                                                      6,417,000     27,823,000
                                                                                  -------------  -------------
EXPENSES
Hotel operations................................................................       --           15,568,000
Gaming operations...............................................................      6,021,000      5,993,000
Rent--Trust/Realty Partnership..................................................        600,000      4,313,000
Interest--Trust/Realty Partnership..............................................         37,000        415,000
Interest--other.................................................................       --              346,000
Depreciation and amortization...................................................         63,000        814,000
Administrative and operating....................................................       --              555,000
                                                                                  -------------  -------------
                                                                                      6,721,000     28,004,000
                                                                                  -------------  -------------
NET INCOME (LOSS)...............................................................  $    (304,000) $    (181,000)
                                                                                  -------------  -------------
                                                                                  -------------  -------------
NET INCOME (LOSS) PER SHARE.....................................................  $       (0.03) $       (0.01)
                                                                                  -------------  -------------
                                                                                  -------------  -------------
Weighted average number of shares...............................................     12,132,948     12,132,948
                                                                                  -------------  -------------
                                                                                  -------------  -------------

                See accompanying notes to financial statements.

                          STARWOOD LODGING CORPORATION
                            STATEMENTS OF CASH FLOWS


                                                                                     THREE MONTHS ENDED MARCH
                                                                                                31,
                                                                                    ---------------------------
                                                                                        1995           1994
                                                                                    -------------  ------------
                                                                                            (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss..........................................................................  $    (304,000) $   (181,000)
Adjustments to reconcile net loss to net cash provided by operating activities:
  Equity in loss of Partnership...................................................        252,000       --
  Depreciation and amortization...................................................         63,000       814,000
Changes in assets and liabilities:
  Accounts receivable, inventories, prepaid expenses and other assets.............       --            (670,000)
  Accounts payable and other liabilities..........................................       --             620,000
                                                                                    -------------  ------------
    Net cash provided by (used in) operating activities...........................         11,000       583,000
                                                                                    -------------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES
Cash contributed to Partnership...................................................     (2,934,000)      --
Net change in gaming assets.......................................................     (1,887,000)      --
Additions to hotel assets.........................................................       --            (339,000)
Principal received on notes receivable............................................       --              13,000
                                                                                    -------------  ------------
    Net cash used in investing activities.........................................     (4,821,000)     (326,000)
                                                                                    -------------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES
Net change in notes payable--Trust................................................       --           1,344,000
Principal payments on mortgage and other notes payable............................       --             (49,000)
                                                                                    -------------  ------------
    Net cash provided by (used in) financing activities...........................       --           1,295,000
                                                                                    -------------  ------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..................................     (4,810,000)    1,552,000
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD..................................      4,810,000     4,734,000
                                                                                    -------------  ------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD........................................  $    --        $  6,286,000
                                                                                    -------------  ------------
                                                                                    -------------  ------------


                See accompanying notes to financial statements.

      SLT REALTY LIMITED PARTNERSHIP AND SLC OPERATING LIMITED PARTNERSHIP

                             COMBINED BALANCE SHEET
                                     ASSETS

                                                                                                      MARCH 31,
                                                                                                         1995
                                                                                                    --------------
                                                                                                     (UNAUDITED)
Hotel assets held for sale, net...................................................................  $    8,215,000
Hotel assets--net.................................................................................     174,660,000
                                                                                                    --------------
                                                                                                       182,875,000
Mortgage notes receivable, net....................................................................      62,479,000
Investment in joint venture hotel properties......................................................         271,000
                                                                                                    --------------
Total real estate investments.....................................................................     245,625,000
Cash and cash equivalents.........................................................................       9,581,000
Accounts receivable...............................................................................       6,406,000
Notes receivable--Corporation.....................................................................       1,446,000
Notes receivable, net.............................................................................       1,607,000
Inventories, prepaid expenses and other assets....................................................      12,268,000
                                                                                                    --------------
                                                                                                    $  276,933,000
                                                                                                    --------------
                                                                                                    --------------

                                         LIABILITIES AND PARTNERS' EQUITY
LIABILITIES
Secured notes payable.............................................................................  $  130,360,000
Mortgage and other notes payable..................................................................      68,155,000
Accounts payable and other liabilities............................................................      12,770,000
                                                                                                    --------------
                                                                                                       211,285,000
                                                                                                    --------------
PARTNERS' EQUITY..................................................................................      65,648,000
                                                                                                    --------------
                                                                                                    $  276,933,000
                                                                                                    --------------
                                                                                                    --------------

                See accompanying notes to financial statements.

      SLT REALTY LIMITED PARTNERSHIP AND SLC OPERATING LIMITED PARTNERSHIP
                        COMBINED STATEMENT OF OPERATIONS

                                                                                                     THREE MONTHS
                                                                                                         ENDED
                                                                                                       MARCH 31,
                                                                                                         1995
                                                                                                     -------------
                                                                                                      (UNAUDITED)
REVENUE
Hotel..............................................................................................  $  22,781,000
Interest from mortgage and other notes.............................................................      2,581,000
Rent--Corporation..................................................................................        600,000
Interest from Corporation..........................................................................         37,000
Management fees and other..........................................................................         61,000
Rents from leased hotel properties.................................................................        159,000
Gain (loss) on sale................................................................................       (113,000)
                                                                                                     -------------
                                                                                                        26,106,000
                                                                                                     -------------
EXPENSES
Hotel operations...................................................................................     16,280,000
Interest...........................................................................................      5,827,000
Depreciation and amortization......................................................................      2,800,000
Administrative and operating.......................................................................      1,068,000
                                                                                                     -------------
                                                                                                        25,975,000
                                                                                                     -------------
Income before extraordinary items..................................................................        131,000
Extraordinary items................................................................................      1,284,000
                                                                                                     -------------
NET INCOME.........................................................................................  $   1,415,000
                                                                                                     -------------
                                                                                                     -------------

                See accompanying notes to financial statements.

      SLT REALTY LIMITED PARTNERSHIP AND SLC OPERATING LIMITED PARTNERSHIP

                        COMBINED STATEMENT OF CASH FLOWS

                                                                                                     THREE MONTHS
                                                                                                        ENDED
                                                                                                      MARCH 31,
                                                                                                         1995
                                                                                                    --------------
                                                                                                     (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income........................................................................................  $    1,415,000
Extraordinary items...............................................................................      (1,284,000)
Adjustments to reconcile net income to net cash used in operating activities:
  Depreciation and amortization...................................................................       2,800,000
  Accretion of discount on mortgage notes receivable..............................................        (753,000)
  Deferred interest...............................................................................         649,000
  Loss on sales...................................................................................         113,000
Changes in operating assets and liabilities:
  Accounts receivable, inventories, prepaid expenses and other assets.............................      (5,901,000)
  Accounts payable and other liabilities..........................................................       1,726,000
                                                                                                    --------------
    Net cash used in operating activities.........................................................      (1,235,000)
                                                                                                    --------------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to hotel assets.........................................................................        (453,000)
Decrease in mortgage notes receivable.............................................................       1,460,000
Principal received on notes receivable............................................................          20,000
Increase in notes receivable--Corporation.........................................................        (221,000)
Reorganization costs..............................................................................      (2,786,000)
                                                                                                    --------------
    Net cash used in investing activities.........................................................      (1,980,000)
                                                                                                    --------------
CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on mortgage and other notes payable............................................     (32,413,000)
Borrowings under secured notes payable............................................................      27,461,000
Capital contributions.............................................................................      18,012,000
Borrowings under mortgage and other notes payable.................................................         250,000
Purchase of warrants..............................................................................        (514,000)
                                                                                                    --------------
    Net cash provided by financing activities.....................................................      12,796,000
                                                                                                    --------------
INCREASE IN CASH AND CASH EQUIVALENTS.............................................................       9,581,000
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD..................................................        --
                                                                                                    --------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD........................................................  $    9,581,000
                                                                                                    --------------
                                                                                                    --------------

                See accompanying notes to financial statements.

                         SLT REALTY LIMITED PARTNERSHIP
                                 BALANCE SHEET

                                     ASSETS

                                                                                                      MARCH 31,
                                                                                                         1995
                                                                                                    --------------
                                                                                                     (UNAUDITED)
Hotel assets held for sale, net...................................................................  $    8,215,000
Hotel assets--net.................................................................................     137,583,000
                                                                                                    --------------
                                                                                                       145,798,000
Mortgage notes receivable, net....................................................................      62,479,000
Investment in joint venture hotel properties......................................................         254,000
                                                                                                    --------------
Total real estate investments.....................................................................      208,531,00
Cash and cash equivalents.........................................................................       3,939,000
Accounts receivable...............................................................................       1,825,000
Notes receivable--SLC Operating L.P...............................................................      27,495,000
Notes receivable--Corporation.....................................................................       1,446,000
Notes receivable, net.............................................................................         998,000
Prepaid expenses and other assets.................................................................       6,311,000
                                                                                                    --------------
                                                                                                    $  250,545,000
                                                                                                    --------------
                                                                                                    --------------

                                         LIABILITIES AND PARTNERS' EQUITY
LIABILITIES
Secured notes payable.............................................................................  $  130,360,000
Mortgage and other notes payable..................................................................      54,549,000
Accounts payable and other liabilities............................................................       3,271,000
                                                                                                    --------------
                                                                                                       188,180,000
                                                                                                    --------------
PARTNERS' EQUITY..................................................................................      62,365,000
                                                                                                    --------------
                                                                                                    $  250,545,000
                                                                                                    --------------
                                                                                                    --------------

                See accompanying notes to financial statements.

                         SLT REALTY LIMITED PARTNERSHIP
                            STATEMENT OF OPERATIONS

                                                                                                      THREE MONTHS
                                                                                                         ENDED
                                                                                                       MARCH 31,
                                                                                                          1995
                                                                                                      ------------
                                                                                                      (UNAUDITED)
REVENUE
Rents from Corporation..............................................................................  $    600,000
Rents from SLC Operating L.P........................................................................     4,563,000
Interest from SLC Operating L.P.....................................................................       730,000
Interest from Corporation...........................................................................        37,000
Interest from mortgage and other notes..............................................................     2,566,000
Rent from other leased hotel properties.............................................................       159,000
Other...............................................................................................        34,000
Gain (loss) on sale.................................................................................      (113,000)
                                                                                                      ------------
                                                                                                         8,576,000
                                                                                                      ------------
EXPENSES
Interest............................................................................................     5,509,000
Depreciation and amortization.......................................................................     1,691,000
Administrative and operating........................................................................       355,000
                                                                                                      ------------
                                                                                                         7,555,000
                                                                                                      ------------
Income before extraordinary items...................................................................     1,021,000
Extraordinary items.................................................................................     1,284,000
                                                                                                      ------------
NET INCOME..........................................................................................  $  2,305,000
                                                                                                      ------------
                                                                                                      ------------

                See accompanying notes to financial statements.

                         SLT REALTY LIMITED PARTNERSHIP

                            STATEMENT OF CASH FLOWS

                                                                                                     THREE MONTHS
                                                                                                        ENDED
                                                                                                      MARCH 31,
                                                                                                         1995
                                                                                                    --------------
                                                                                                     (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income........................................................................................  $    2,305,000
Extraordinary items...............................................................................      (1,284,000)
Adjustments to reconcile net income to net cash used in operating activities:
  Depreciation and amortization...................................................................       1,691,000
  Accretion of discount on mortgage notes receivable..............................................        (753,000)
  Deferred interest...............................................................................         649,000
  Loss on sale....................................................................................         113,000
  Deferred interest--Corporation..................................................................        (463,000)
Changes in operating assets and liabilities:
  Accounts receivable, prepaid expenses and other assets..........................................      (3,656,000)
  Accounts payable and other liabilities..........................................................         272,000
                                                                                                    --------------
    Net cash used in operating activities.........................................................      (1,126,000)
                                                                                                    --------------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to hotel assets.........................................................................        (453,000)
Decrease in mortgage notes receivable.............................................................       1,460,000
Principal received on mortgage and other notes receivable.........................................           6,000
Net change in notes receivable--SLC Operating L.P.................................................      (1,341,000)
Net change in notes receivable--Corporation.......................................................        (221,000)
Reorganization costs..............................................................................      (1,393,000)
                                                                                                    --------------
    Net cash used in investing activities.........................................................      (1,942,000)
                                                                                                    --------------
CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on mortgage and other notes payable............................................     (32,413,000)
Borrowings under secured notes payable............................................................      27,461,000
Capital contributions.............................................................................      12,223,000
Borrowings under mortgage and other notes payable.................................................         250,000
Purchase of warrants..............................................................................        (514,000)
                                                                                                    --------------
    Net cash provided by financing activities.....................................................       7,007,000
                                                                                                    --------------
INCREASE IN CASH AND CASH EQUIVALENTS.............................................................       3,939,000
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD..................................................        --
                                                                                                    --------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD........................................................  $    3,939,000
                                                                                                    --------------
                                                                                                    --------------

                See accompanying notes to financial statements.

                       SLC OPERATING LIMITED PARTNERSHIP
                                 BALANCE SHEET

                                     ASSETS

                                                                                                       MARCH 31,
                                                                                                         1995
                                                                                                     -------------
                                                                                                      (UNAUDITED)
Hotel assets--net..................................................................................  $  37,077,000
Investment in joint venture hotel properties.......................................................         17,000
                                                                                                     -------------
    Total real estate investments..................................................................     37,094,000
Cash and cash equivalents..........................................................................      5,642,000
Accounts receivable................................................................................      4,581,000
Notes receivable...................................................................................        609,000
Inventories, prepaid expenses and other assets.....................................................      5,957,000
                                                                                                     -------------
                                                                                                     $  53,883,000
                                                                                                     -------------
                                                                                                     -------------

                                         LIABILITIES AND PARTNERS' EQUITY
LIABILITIES
Mortgage and other notes payable...................................................................  $  13,606,000
Notes payable--SLT Realty L.P......................................................................     27,495,000
Accounts payable and other liabilities.............................................................      9,499,000
                                                                                                     -------------
                                                                                                        50,600,000
PARTNERS' EQUITY...................................................................................      3,283,000
                                                                                                     -------------
                                                                                                     $  53,883,000
                                                                                                     -------------
                                                                                                     -------------

                See accompanying notes to financial statements.

                       SLC OPERATING LIMITED PARTNERSHIP
                            STATEMENT OF OPERATIONS

                                                                                                     THREE MONTHS
                                                                                                         ENDED
                                                                                                       MARCH 31,
                                                                                                         1995
                                                                                                     -------------
                                                                                                      (UNAUDITED)
REVENUE
Hotel..............................................................................................  $  22,781,000
Interest from notes receivable.....................................................................         15,000
Management fees and other income...................................................................         27,000
                                                                                                     -------------
                                                                                                        22,823,000
                                                                                                     -------------
EXPENSES
Hotel operations...................................................................................     16,280,000
Rent--SLT Realty L.P...............................................................................      4,563,000
Interest--SLT Realty L.P...........................................................................        730,000
Interest--other....................................................................................        318,000
Depreciation and amortization......................................................................      1,109,000
Administrative and operating.......................................................................        713,000
                                                                                                     -------------
                                                                                                        23,713,000
                                                                                                     -------------
NET LOSS...........................................................................................  $    (890,000)
                                                                                                     -------------
                                                                                                     -------------

                See accompanying notes to financial statements.

                       SLC OPERATING LIMITED PARTNERSHIP

                            STATEMENT OF CASH FLOWS

                                                                                                     THREE MONTHS
                                                                                                         ENDED
                                                                                                       MARCH 31,
                                                                                                         1995
                                                                                                     -------------
                                                                                                      (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss...........................................................................................   $  (890,000)
Adjustments to reconcile net loss to net cash provided by operating activities:
  Depreciation and amortization....................................................................     1,109,000
  Deferred interest--SLT Realty L.P................................................................       463,000
Changes in operating assets and liabilities:
  Accounts receivable, inventories, prepaid expenses and other assets..............................    (2,245,000)
  Accounts payable and other liabilities...........................................................     1,454,000
                                                                                                     -------------
    Net cash used in operating activities..........................................................      (109,000)
                                                                                                     -------------
CASH FLOWS FROM INVESTING ACTIVITIES
Principal received on notes receivable.............................................................        14,000
Reorganization costs...............................................................................    (1,393,000)
                                                                                                     -------------
    Net cash used in investing activities..........................................................    (1,379,000)
                                                                                                     -------------
CASH FLOWS FROM FINANCING ACTIVITIES
Capital contributions..............................................................................     5,789,000
Net changes in notes payable--SLT Realty L.P.......................................................     1,341,000
                                                                                                     -------------
    Net cash provided by financing activities......................................................     7,130,000
                                                                                                     -------------
INCREASE IN CASH AND CASH EQUIVALENTS..............................................................     5,642,000
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD...................................................       --
                                                                                                     -------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD.........................................................   $ 5,642,000
                                                                                                     -------------
                                                                                                     -------------

                See accompanying notes to financial statements.

       STARWOOD LIMITED PARTNERSHIP AND SLC OPERATING LIMITED PARTNERSHIP
                         NOTES TO FINANCIAL STATEMENTS

1.  INTERIM FINANCIAL STATEMENTS
    The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with Rule 10-01 of Regulation S-X. Accordingly, these statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management of the Trust and the Corporation, all adjustments necessary for a fair presentation have been included. The financial statements presented herein have been prepared in accordance with the accounting policies described in the registrants' Joint Annual Report on Form 10-K for the year ended December 31, 1994 (the "1994 Form 10-K"), and should be read in conjunction therewith.

2.  REORGANIZATION
    Effective  January  1,  1995  (the  "Closing  Date"),  the  Trust  and   the
Corporation consummated the previously announced reorganization (the "Reorganization") with Starwood Capital Group, L.P. ("Starwood Capital") and certain affiliates of Starwood Capital (the "Starwood Partners").

    The Reorganization involved a number of related transactions that occurred simultaneously as of the Closing Date. Such transactions included (i) the contribution by the Trust to SLT Realty Limited Partnership (the "Realty Partnership") of all of the properties and assets of the Trust subject to substantially all of the liabilities of the Trust (including the Senior Debt of the Trust), in exchange for an approximate 28.3% interest as a general partner in the Realty Partnership, (ii) the contribution by the Starwood Partners to the Realty Partnership of approximately $12,600,000 in cash and certain hotel properties and first mortgage notes, in exchange for limited partnership units representing the remaining approximate 71.7% interest in the Realty Partnership,
(iii) the contribution by the Corporation and its subsidiaries to SLC Operating Limited Partnership (the "Operating Partnership") of all of their properties and operating assets (except for their gaming assets, which are to be contributed upon approval by Nevada Gaming Authorities), subject to substantially all of their liabilities, in exchange for an approximate 28.3% interest as a general partner in the Operating Partnership, and (iv) the contribution by the Starwood Partners to the Operating Partnership of approximately $1,400,000 in cash and furnishing and equipment of the hotel properties, in exchange for limited partnership units representing the remaining approximate 71.7% interest in the Operating Partnership. At March 31, 1995 gaming assets to be contributed to the Operating Partnership upon approval of the Nevada Gaming Authorities consist of assets of $4,278,000, net of liabilities of $3,283,000 including notes payable to the Realty Partnership of $1,446,000. In addition, on March 24, 1995 a Starwood Partner exchanged $12 million of Senior Debt for additional limited partnership units of the Realty Partnership and the Operating Partnership.

    After giving effect to the Reorganization and the subsequent exchange of Senior Debt, the Trust has an approximate 25.4% interest in the Realty Partnership and the Corporation has an approximate 25.4% interest in the Operating Partnership, and the Starwood Partners hold limited partnership interests representing the remaining approximate 74.6% interest in each of the Realty Partnership and the Operating Partnership.

3.  DEBT RESTRUCTURING
    On March 24, 1995, the Realty Partnership and the Trust entered into an Amended and Restated Credit Agreement (the "New Credit Agreement") pursuant to which the Realty Partnership borrowed approximately $132 million (the "Loan") which was used primarily to refinance all outstanding Senior Debt (after the exchange by a Starwood Partner of $12 million of Senior Debt for units of the Realty Partnership and the Operating Partnership described above) and approximately $27 million of first mortgage debt. The Loan matures on April 1, 1997 (subject to the Realty Partnership's option to extend such maturity for 12 months subject to a principal payment of $10 million and on certain other conditions) and bears interest at a rate based on LIBOR plus 3%. In connection with the refinancing, the Realty Partnership paid $514,000 to one of the Senior Lenders and a portion of the Lender Warrants were cancelled. In connection with the New Credit

       STARWOOD LIMITED PARTNERSHIP AND SLC OPERATING LIMITED PARTNERSHIP

3.  DEBT RESTRUCTURING (CONTINUED)
Agreement, the remaining Lender Warrants Issued in connection with the prior Credit Agreement (the "Prior Credit Agreement") could be cancelled upon the payment to a Starwood Partner of a $786,000 cancellation fee. Effective March 31, 1995 the Realty Partnership issued an unsecured note payable to the Starwood Partner and the remaining Lender Warrants were cancelled.

    Prior to maturity there are no mandatory principal payments on the Loan, except that (i) if the Realty Partnership sells or refinances a hotel property or mortgage note (other than certain notes contributed by the Starwood Partners aggregating approximately $53 million (the "Harvey Notes")), it must reduce the principal of the Loan by at least 125% of the portion of the Loan allocated to such property or note and (ii) the net proceeds of any public offering (or private offerings to the extent the net proceeds thereof exceed $60 million) of equity interests in the Trust, the Corporation, the Realty Partnership or the Operating Partnership must be used to reduce the principal of the Loan until such principal is equal to or less than 50% of the fair mark value of the assets which secure the Loan.

    The Loan is secured by first priority liens on substantially all of the assets of the Realty Partnership, other than the Harvey Notes. Up to $58 million of the obligations under the Loan is guaranteed by the Operating Partnership, which guaranty is secured by first priority liens on substantially all of the assets of the Operating Partnership. Each of the Trust and the Corporation, as general partner, is secondarily liable for the obligations under the Loan of the Realty Partnership and the Operating Partnership, respectively.

    The New Credit Agreement contains covenants that are similar to, but in general less restrictive than, those contained in the prior Credit Agreement, including (i) a requirement that the Realty Partnership and the Operating Partnership maintain a minimum combined net worth as defined ($40 million at March 31, 1995). The New Credit Agreement also restricts the ability of the Realty Partnership to incur other indebtedness.

    The Realty Partnership may, prior to January 1, 1996, borrow up to an additional $75 million to finance the acquisition of hotel properties and to refinance debt that is senior to the Loan. Each such acquisition loan will be in an amount equal to the lesser of (i) 60% of the purchase price (in the case of an acquisition) or (ii) 70% of the property's value (as determined by the lender), will be made on the same terms as the Loan and will be secured by a first priority lien on the related hotel property.

4.  INVESTMENT IN PARTNERSHIPS
    The Trust and the Corporation will account for their respective investment in the Realty Partnership and the Operating Partnership under the equity method of accounting, in accordance with generally accepted accounting principles. For accounting purposes, neither the Trust nor Starwood Capital unilaterally controls the Realty Partnership and neither the Corporation nor Starwood Capital unilaterally controls the Operating Partnership.

    The condensed unaudited separate and combined financial information of the Realty Partnership and the Operating Partnership as of March 31, 1995 and for the three months then ended are presented on pages 13 through 21 contained herein.

       STARWOOD LIMITED PARTNERSHIP AND SLC OPERATING LIMITED PARTNERSHIP

5.  PRO FORMA FINANCIAL INFORMATION
    The following unaudited pro forma separate and combined condensed financial information for the three months ended March 31, 1994 is presented as if the Reorganization had occurred on January 1, 1994.

                                                                TRUST       CORPORATION     COMBINED
                                                             ------------  -------------  -------------
STARWOOD LODGING
Income (loss) from investment in Partnership...............  $    423,000  $    (228,000) $     195,000
Net income (loss) per share................................  $        .04  $        (.02) $        0.02


                                                                REALTY       OPERATING      COMBINED
                                                             ------------  -------------  -------------
SLT REALTY AND SLT OPERATING PARTNERSHIPS
Revenues...................................................  $  8,112,000  $  31,581,000  $  34,193,000
Expenses...................................................     6,617,000     32,387,000     33,504,000
                                                             ------------  -------------  -------------
Net income (loss)..........................................  $  1,495,000  $    (806,000) $     689,000
                                                             ------------  -------------  -------------
                                                             ------------  -------------  -------------

6.  EXTRAORDINARY ITEM
    Effective January 28, 1993, the Trust restructured its debt under the terms of the Prior Credit Agreement. Management concluded that this debt restructuring represented a "troubled debt restructuring" as defined under generally accepted accounting principles, and accordingly, upon execution of the Prior Credit Agreement accrued all known current or future identifiable debt restructuring costs as of December 31, 1992. In the first quarter of 1995, upon execution of the New Credit Agreement the Realty Partnership recognized extraordinary income of $1,284,000 relating to the extinguishment of the debt under the terms of the Prior Credit Agreement, representing the remaining amount of the accrual recorded at March 24, 1995.

                          INDEPENDENT AUDITORS' REPORT

To the Boards of Trustees and Directors and Shareholders of Starwood Lodging Trust and Starwood Lodging Corporation:

    We have audited the accompanying separate and combined financial statements of Starwood Lodging Trust (a Maryland real estate investment trust) (the "Trust") and Starwood Lodging Corporation (a Maryland corporation) and its subsidiaries (the "Corporation"), collectively the "Companies", as of December 31, 1994 and 1993, and for each of the three years in the period ended December 31, 1994, listed in the foregoing index to financial statements and financial statement schedules. Our audits also included the financial statement schedules listed in the foregoing index to financial statements and financial statement schedules. These financial statements and financial statement schedules are the responsibility of the Trust's, the Corporation's and the Companies' managements. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such separate and combined financial statements present fairly, in all material respects, the financial position of the Companies and the financial position of the Trust and the Corporation at December 31, 1994 and 1993, and the respective results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP

Los Angeles, California
March 24, 1995

            STARWOOD LODGING TRUST AND STARWOOD LODGING CORPORATION
                            COMBINED BALANCE SHEETS

                                     ASSETS


                                                                               DECEMBER 31,     DECEMBER 31,
                                                                                   1994             1993
                                                                              ---------------  ---------------
Hotel assets held for sale--net.............................................  $     8,585,000  $    16,631,000
Hotel assets--net...........................................................      142,600,000      150,618,000
                                                                              ---------------  ---------------
                                                                                  151,185,000      167,249,000
Mortgage notes receivable--net..............................................       14,049,000       11,642,000
Investment in joint venture hotel properties................................          262,000          281,000
                                                                              ---------------  ---------------
    Total real estate investments...........................................      165,496,000      179,172,000
Cash and cash equivalents...................................................        5,065,000        5,652,000
Accounts receivable.........................................................        4,040,000        4,360,000
Notes receivable--net.......................................................        1,627,000        1,717,000
Inventories, prepaid expenses and other assets..............................        7,727,000        4,451,000
                                                                              ---------------  ---------------
                                                                              $   183,955,000  $   195,352,000
                                                                              ---------------  ---------------
                                                                              ---------------  ---------------

                                     LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Secured notes payable and revolving line of credit..........................  $   113,896,000  $   128,802,000
Mortgage and other notes payable............................................       46,586,000       42,084,000
Accounts payable and other liabilities......................................       14,765,000       11,140,000
                                                                              ---------------  ---------------
                                                                                  175,247,000      182,026,000
                                                                              ---------------  ---------------
Commitments and contingencies
SHAREHOLDERS' EQUITY
Trust shares of beneficial interest, $1.00 par value; authorized 30,000,000
 shares; outstanding 12,132,948 shares......................................       12,133,000       12,133,000
Corporation common stock, $0.10 par value; authorized 30,000,000 shares;
 outstanding 12,132,948 shares..............................................        1,213,000        1,213,000
Additional paid-in capital..................................................      210,251,000      210,497,000
Share purchase notes........................................................        --                (291,000)
Accumulated deficit.........................................................     (214,889,000)    (210,226,000)
                                                                              ---------------  ---------------
                                                                                    8,708,000       13,326,000
                                                                              ---------------  ---------------
                                                                              $   183,955,000  $   195,352,000
                                                                              ---------------  ---------------
                                                                              ---------------  ---------------


                See accompanying notes to financial statements.

            STARWOOD LODGING TRUST AND STARWOOD LODGING CORPORATION
                       COMBINED STATEMENTS OF OPERATIONS


                                                                             YEARS ENDED DECEMBER 31,
                                                                  ----------------------------------------------
                                                                       1994            1993            1992
                                                                  --------------  --------------  --------------
REVENUE
Hotel...........................................................  $   82,668,000  $   86,903,000  $   88,812,000
Gaming..........................................................      27,981,000      27,505,000      26,150,000
Interest from mortgage and other notes..........................       1,554,000       1,412,000       1,348,000
Management fees and other income................................         411,000         475,000       1,186,000
Rents from leased hotel properties and income from joint
 ventures.......................................................         927,000         839,000         947,000
Gain (loss) on sales of hotel assets............................         456,000          21,000        (787,000)
                                                                  --------------  --------------  --------------
                                                                     113,997,000     117,155,000     117,656,000
                                                                  --------------  --------------  --------------
EXPENSES
Hotel operations................................................      60,829,000      68,132,000      68,620,000
Gaming operations...............................................      24,454,000       24,055,00      23,699,000
Interest........................................................      17,606,000      15,187,000      14,208,000
Depreciation and amortization...................................       8,161,000       9,232,000      10,196,000
Administrative and operating....................................       4,203,000       4,729,000       6,177,000
Loan restructuring costs........................................        --              --            10,892,000
Shareholder litigation..........................................       2,648,000         483,000         188,000
Provision for losses............................................         759,000       2,369,000       3,419,000
                                                                  --------------  --------------  --------------
                                                                     118,660,000     124,187,000     137,399,000
                                                                  --------------  --------------  --------------
NET LOSS........................................................  $   (4,663,000) $   (7,032,000) $  (19,743,000)
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------
NET LOSS PER PAIRED SHARE.......................................  $        (0.38) $        (0.58) $        (1.63)


                See accompanying notes to financial statements.

            STARWOOD LODGING TRUST AND STARWOOD LODGING CORPORATION
                       COMBINED STATEMENTS OF CASH FLOWS


                                                                              YEARS ENDED DECEMBER 31,
                                                                    ---------------------------------------------
                                                                         1994           1993            1992
                                                                    --------------  -------------  --------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss..........................................................  $   (4,663,000) $  (7,032,000) $  (19,743,000)
Adjustments to reconcile net loss to net cash provided by (used
 in) operating activities:
  Depreciation and amortization...................................       8,161,000       9,232,00      10,196,000
  Deferred interest...............................................       3,610,000      3,287,000        --
  (Gain) loss on sales of hotel assets............................        (456,000)       (21,000)        787,000
  Provision for investment losses.................................         759,000      2,369,000       3,419,000
Changes in assets and liabilities:
  Accounts receivable, inventories and prepaid expenses...........         (86,000)     2,118,000          14,000
  Accounts payable and other liabilities..........................       1,568,000     (4,421,000)     10,017,000
                                                                    --------------  -------------  --------------
    Net cash provided by (used in) operating activities...........       8,893,000      5,532,000       4,690,000
                                                                    --------------  -------------  --------------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to hotel assets.........................................      (2,941,000)    (6,577,000)     (2,990,000)
Net proceeds from sales of assets.................................      12,536,000      6,130,000         488,000
Increase in notes receivable......................................      (6,270,000)    (1,985,000)       --
Principal received on notes receivable............................       2,451,000        409,000       1,006,000
Reorganization costs..............................................      (1,287,000)      --              --
Other intangible assets...........................................        --              (47,000)        (18,000)
Acquisition of minority interest/hotels...........................        --           (1,575,000)       --
                                                                    --------------  -------------  --------------
    Net cash provided by (used in) investing activities...........       4,489,000     (3,645,000)     (1,514,000)
                                                                    --------------  -------------  --------------
CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on mortgage and other notes payable............      (1,498,000)    (1,666,000)     (1,146,000)
Borrowings under mortgage and other notes.........................       6,000,000        632,000        --
Principal payments on secured notes payable and revolving line of
 credit...........................................................     (18,516,000)    (5,695,000)       --
Payments to minority shareholders.................................        --              (28,000)       (111,000)
Principal received on share purchase notes........................          45,000          5,000           2,000
                                                                    --------------  -------------  --------------
    Net cash provided by (used in) financing activities...........     (13,969,000)    (6,752,000)     (1,255,000)
                                                                    --------------  -------------  --------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..................        (587,000)    (4,865,000)      1,921,000
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR....................       5,652,000     10,517,000       8,596,000
                                                                    --------------  -------------  --------------
CASH AND CASH EQUIVALENTS AT END OF YEAR..........................  $    5,065,000  $   5,652,000  $   10,517,000
                                                                    --------------  -------------  --------------
                                                                    --------------  -------------  --------------


                See accompanying notes to financial statements.

            STARWOOD LODGING TRUST AND STARWOOD LODGING CORPORATION

                  COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY

                                              TRUST
                                            SHARES OF   CORPORATION  ADDITIONAL     SHARE                      TOTAL
                                            BENEFICIAL    COMMON       PAID-IN    PURCHASE   ACCUMULATED   SHAREHOLDERS'
                                             INTEREST      STOCK       CAPITAL      NOTES      DEFICIT        EQUITY
                                            ----------  -----------  -----------  ---------  ------------  -------------
Balance January 1, 1992...................  $12,133,000  $1,213,000  $210,673,000 $(485,000) $(183,451,000)  $40,083,000
  Principal payments and reductions of
   share purchase notes...................      --          --           --          11,000       --             11,000
  Net loss................................      --          --           --          --       (19,743,000)  (19,743,000)
                                            ----------  -----------  -----------  ---------  ------------  -------------
Balance December 31, 1992.................  12,133,000   1,213,000   210,673,000   (474,000) (203,194,000)   20,351,000
  Principal payments and reductions of
   share purchase notes...................      --          --          (176,000)   183,000       --              7,000
  Net loss................................      --          --           --          --        (7,032,000)   (7,032,000)
                                            ----------  -----------  -----------  ---------  ------------  -------------
Balance December 31, 1993.................  12,133,000   1,213,000   210,497,000   (291,000) (210,226,000)   13,326,000
  Principal payments and reductions of
   share purchase notes...................      --          --          (246,000)   291,000       --             45,000
  Net loss................................      --          --           --          --        (4,663,000)   (4,663,000)
                                            ----------  -----------  -----------  ---------  ------------  -------------
Balance December 31, 1994.................  $12,133,000  $1,213,000  $210,251,000 $  --      $(214,889,000)  $ 8,708,000
                                            ----------  -----------  -----------  ---------  ------------  -------------
                                            ----------  -----------  -----------  ---------  ------------  -------------

                See accompanying notes to financial statements.

                             STARWOOD LODGING TRUST
                                 BALANCE SHEETS

                                     ASSETS

                                                                               DECEMBER 31,     DECEMBER 31,
                                                                                   1994             1993
                                                                              ---------------  ---------------
Hotel assets held for sale--net.............................................  $     8,281,000  $    15,699,000
Hotel assets--net...........................................................      108,428,000      114,219,000
                                                                              ---------------  ---------------
                                                                                  116,709,000      129,918,000
Mortgage notes receivable--net..............................................       14,049,000       11,642,000
Investment in joint venture hotel properties................................          240,000          276,000
                                                                              ---------------  ---------------
    Total real estate investments...........................................      130,998,000      141,836,000
Cash and cash equivalents...................................................          255,000          918,000
Accounts receivable.........................................................          698,000        1,011,000
Notes receivable--Corporation...............................................       26,916,000       87,486,000
Notes receivable--net.......................................................        1,004,000        1,025,000
Prepaid expenses and other assets...........................................        2,374,000          569,000
                                                                              ---------------  ---------------
                                                                              $   162,245,000  $   232,845,000
                                                                              ---------------  ---------------
                                                                              ---------------  ---------------

                                     LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Secured notes payable and revolving line of credit..........................  $   113,896,000  $   128,802,000
Mortgage and other notes payable............................................       32,838,000       27,724,000
Accounts payable and other liabilities......................................        5,061,000        4,114,000
                                                                              ---------------  ---------------
                                                                                  151,795,000      160,640,000
                                                                              ---------------  ---------------
Commitments and contingencies
SHAREHOLDERS' EQUITY
Trust shares of beneficial interest, $1.00 par value; authorized 30,000,000
 shares; outstanding 12,132,948 shares......................................       12,133,000       12,133,000
Additional paid-in capital..................................................      146,059,000      204,640,000
Share purchase notes........................................................                          (291,000)
Accumulated deficit.........................................................     (147,742,000)    (144,277,000)
                                                                              ---------------  ---------------
                                                                                   10,450,000       72,205,000
                                                                              ---------------  ---------------
                                                                              $   162,245,000  $   232,845,000
                                                                              ---------------  ---------------
                                                                              ---------------  ---------------

                See accompanying notes to financial statements.

                             STARWOOD LODGING TRUST

                            STATEMENTS OF OPERATIONS

                                                                               YEARS ENDED DECEMBER 31,
                                                                      -------------------------------------------
                                                                          1994           1993           1992
                                                                      -------------  -------------  -------------
REVENUE
Rents from Corporation..............................................  $  16,906,000  $  16,481,000  $  21,177,000
Interest from Corporation...........................................      1,730,000      1,534,000      4,123,000
Interest from mortgage and other notes..............................      1,512,000      1,288,000      1,101,000
Rents from other leased hotel properties and income from joint
 ventures...........................................................        927,000        839,000        947,000
Other income........................................................        164,000        253,000        227,000
Gain (loss) on sales of hotel assets................................        432,000        (53,000)      (791,000)
                                                                      -------------  -------------  -------------
                                                                         21,671,000     20,342,000     26,784,000
                                                                      -------------  -------------  -------------
EXPENSES
Interest............................................................     16,265,000     14,020,000     12,959,000
Depreciation and amortization.......................................      5,205,000      5,630,000      6,794,000
Administrative and operating........................................      1,583,000      1,948,000      2,350,000
Shareholder litigation..............................................      1,324,000        264,000        188,000
Loan restructuring costs............................................       --             --           10,892,000
Provision for losses................................................        759,000      2,369,000      3,419,000
                                                                      -------------  -------------  -------------
                                                                         25,136,000     24,231,000     36,602,000
                                                                      -------------  -------------  -------------
NET LOSS............................................................  $  (3,465,000) $  (3,889,000) $  (9,818,000)
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
NET LOSS PER SHARE..................................................  $       (0.28) $       (0.32) $       (0.81)

                See accompanying notes to financial statements.

                             STARWOOD LODGING TRUST
                            STATEMENTS OF CASH FLOWS

                                                                                YEARS ENDED DECEMBER 31,
                                                                      --------------------------------------------
                                                                           1994           1993           1992
                                                                      --------------  -------------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss............................................................  $   (3,465,000) $  (3,889,000) $  (9,818,000)
Adjustments to reconcile net loss to net cash provided by (used in)
 operating activities:
  Depreciation and amortization.....................................       5,205,000      5,630,000      6,794,000
  Deferred interest.................................................       3,610,000      2,243,000       --
  (Gain)/loss on sales of hotel assets..............................        (432,000)        53,000        791,000
  Provision for losses..............................................         759,000      2,369,000      3,419,000
Changes in operating assets and liabilities:
  Rent and interest receivable--Corporation.........................      (1,730,000)    (1,519,000)    (8,238,000)
  Accounts receivable and prepaid expenses..........................         (54,000)     1,037,000        115,000
  Accounts payable and other liabilities............................         562,000     (2,788,000)     9,710,000
                                                                      --------------  -------------  -------------
    Net cash provided by (used in) operating activities.............       4,455,000      3,136,000      2,773,000
                                                                      --------------  -------------  -------------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to hotel assets...........................................      (2,270,000)    (1,372,000)    (1,700,000)
Net proceeds from sales of assets...................................      11,719,000      5,360,000        189,000
Increase in mortgage notes receivable...............................      (6,270,000)    (1,985,000)      --
Principal received on mortgage and other notes receivable...........       2,382,000        353,000        957,000
Reorganization costs................................................      (1,287,000)      --             --
Other intangible assets.............................................        --             --              (18,000)
Net changes in notes receivable--Corporation........................       3,965,000      1,693,000        411,000
Acquisition of minority interest....................................        --           (1,575,000)      --
                                                                      --------------  -------------  -------------
    Net cash provided by (used in) investing activities.............       8,239,000      2,474,000       (161,000)
CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on mortgage and other notes payable..............        (886,000)    (1,594,000)      (754,000)
Principal payments on secured notes payable and revolving line of
 credit.............................................................     (18,516,000)    (5,695,000)      --
Borrowings under mortgage and other notes payable...................       6,000,000       --             --
Payments to minority shareholders...................................        --              (18,000)       (97,000)
Principal received on share purchase notes..........................          45,000       --                1,000
                                                                      --------------  -------------  -------------
    Net cash provided by (used in) financing activities.............     (13,357,000)    (7,307,000)      (850,000)
                                                                      --------------  -------------  -------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS....................        (663,000)    (1,697,000)     1,762,000
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR......................         918,000      2,615,000        853,000
                                                                      --------------  -------------  -------------
CASH AND CASH EQUIVALENTS AT END OF YEAR............................  $      255,000  $     918,000  $   2,615,000
                                                                      --------------  -------------  -------------
                                                                      --------------  -------------  -------------

                See accompanying notes to financial statements.

                             STARWOOD LODGING TRUST
                       STATEMENTS OF SHAREHOLDERS' EQUITY


                                              SHARES OF      ADDITIONAL       SHARE                          TOTAL
                                             BENEFICIAL       PAID-IN       PURCHASE      ACCUMULATED    SHAREHOLDERS'
                                              INTEREST        CAPITAL         NOTES         DEFICIT          EQUITY
                                            -------------  --------------  -----------  ---------------  --------------
Balance January 1, 1992...................  $  12,133,000  $  204,816,000     (191,000) $  (130,570,000) $   86,188,000
  Principal payments and reductions of
   share purchase notes...................       --              --              1,000        --                  1,000
  Net loss................................       --              --            --            (9,818,000)     (9,818,000)
                                            -------------  --------------  -----------  ---------------  --------------
Balance December 31, 1992.................     12,133,000     204,816,000     (190,000)    (140,388,000)     76,371,000
  Principal payments, reductions and
   transfer of share purchase notes from
   the Corporation--net...................       --              (176,000)    (101,000)       --               (277,000)
  Net loss................................       --              --            --            (3,889,000)     (3,889,000)
                                            -------------  --------------  -----------  ---------------  --------------
Balance December 31, 1993.................     12,133,000     204,640,000     (291,000)    (144,277,000)     72,205,000
  Forgiveness of intercompany debt........       --           (58,335,000)                    --            (58,335,000)
  Principal payments and reductions of
   share purchase notes...................       --              (246,000)     291,000        --                 45,000
  Net loss................................       --              --            --            (3,465,000)     (3,465,000)
                                            -------------  --------------  -----------  ---------------  --------------
Balance December 31, 1994.................  $  12,133,000  $  146,059,000  $   --       $  (147,742,000) $   10,450,000
                                            -------------  --------------  -----------  ---------------  --------------
                                            -------------  --------------  -----------  ---------------  --------------


                See accompanying notes to financial statements.

                          STARWOOD LODGING CORPORATION
                                 BALANCE SHEETS
                                     ASSETS

                                                                                 DECEMBER 31,    DECEMBER 31,
                                                                                     1994            1993
                                                                                --------------  --------------
Hotel assets held for sale--net...............................................  $      304,000  $      932,000
Hotel assets--net.............................................................      34,172,000      36,399,000
                                                                                --------------  --------------
                                                                                    34,476,000      37,331,000
Investment in joint venture hotel properties..................................          22,000           5,000
                                                                                --------------  --------------
  Total real estate investments...............................................      34,498,000      37,336,000
Cash and cash equivalents.....................................................       4,810,000       4,734,000
Accounts receivable...........................................................       3,342,000       3,349,000
Notes receivable..............................................................         623,000         692,000
Inventories, prepaid expenses and other assets................................       5,353,000       3,882,000
                                                                                --------------  --------------
                                                                                $   48,626,000  $   49,993,000
                                                                                --------------  --------------
                                                                                --------------  --------------

                                    LIABILITIES AND SHAREHOLDERS' DEFICIT
LIABILITIES
Mortgage and other notes payable..............................................  $   13,748,000  $   14,360,000
Notes payable--Trust..........................................................      26,916,000      87,486,000
Accounts payable and other liabilities........................................       9,704,000       7,026,000
                                                                                --------------  --------------
                                                                                    50,368,000     108,872,000
                                                                                --------------  --------------
Commitments and contingencies

SHAREHOLDERS' DEFICIT
  Corporation common stock, $0.10 par value; authorized 30,000,000 shares;
   outstanding 12,132,948 shares..............................................       1,213,000       1,213,000
  Additional paid-in capital..................................................      64,192,000       5,857,000
  Accumulated deficit.........................................................     (67,147,000)    (65,949,000)
                                                                                --------------  --------------
                                                                                    (1,742,000)    (58,879,000)
                                                                                --------------  --------------
                                                                                $   48,626,000  $   49,993,000
                                                                                --------------  --------------
                                                                                --------------  --------------

                See accompanying notes to financial statements.

                          STARWOOD LODGING CORPORATION
                            STATEMENTS OF OPERATIONS

                                                                             YEARS ENDED DECEMBER 31,
                                                                  ----------------------------------------------
                                                                       1994            1993            1992
                                                                  --------------  --------------  --------------
REVENUE
Hotel...........................................................  $   82,668,000  $   86,903,000  $   88,812,000
Gaming..........................................................      27,981,000      27,505,000      26,150,000
Interest from notes receivable..................................          42,000         124,000         247,000
Management fees and other income................................         247,000         222,000         959,000
Gain (loss) on sales of hotel assets............................          24,000          74,000           4,000
                                                                  --------------  --------------  --------------
                                                                     110,962,000     114,828,000     116,172,000
                                                                  --------------  --------------  --------------
EXPENSES
Hotel operations................................................      60,829,000      68,132,000      68,620,000
Gaming operations...............................................      24,454,000      24,055,000      23,699,000
Rent--Trust.....................................................      16,906,000      16,481,000      21,177,000
Interest--Trust.................................................       1,730,000       1,534,000       4,123,000
Interest--other.................................................       1,341,000       1,167,000       1,249,000
Depreciation and amortization...................................       2,956,000       3,602,000       3,402,000
Administrative and operating....................................       2,620,000       2,781,000       3,827,000
Shareholder litigation..........................................       1,324,000         219,000        --
                                                                  --------------  --------------  --------------
                                                                     112,160,000     117,971,000     126,097,000
                                                                  --------------  --------------  --------------
NET LOSS........................................................  $   (1,198,000) $   (3,143,000) $   (9,925,000)
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------
NET LOSS PER SHARE..............................................  $        (0.10) $        (0.26) $        (0.82)

                See accompanying notes to financial statements.

                          STARWOOD LODGING CORPORATION
                            STATEMENTS OF CASH FLOWS

                                                                                YEARS ENDED DECEMBER 31,
                                                                       -------------------------------------------
                                                                           1994           1993           1992
                                                                       -------------  -------------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss.............................................................  $  (1,198,000) $  (3,143,000) $  (9,925,000)
Adjustments to reconcile net loss to net cash provided by (used in)
 operating activities:
Depreciation and amortization........................................      2,956,000      3,602,000      3,402,000
Deferred interest....................................................       --            1,044,000       --
Gain on sales of hotel assets........................................        (24,000)       (74,000)        (4,000)
Changes in operating assets and liabilities:
Accounts receivable, inventories and prepaid expenses................        (32,000)     1,081,000       (101,000)
Rent and interest payable--Trust.....................................      1,730,000      1,519,000      8,238,000
Accounts payable and other liabilities...............................      1,006,000     (1,633,000)       307,000
                                                                       -------------  -------------  -------------
    Net cash provided by (used in) operating activities..............      4,438,000      2,396,000      1,917,000
                                                                       -------------  -------------  -------------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to hotel assets............................................       (671,000)    (5,205,000)    (1,290,000)
Net proceeds from sales of hotel assets..............................        817,000        770,000        299,000
Increase in other assets.............................................       --              (47,000)      --
Principal received on notes receivable...............................         69,000         56,000         49,000
                                                                       -------------  -------------  -------------
    Net cash provided by (used in) investing activities..............        215,000     (4,426,000)      (942,000)
                                                                       -------------  -------------  -------------
CASH FLOWS FROM FINANCING ACTIVITIES
Net change in notes payable--Trust...................................     (3,965,000)    (1,693,000)      (411,000)
Principal payments on mortgage and other notes payable...............       (612,000)       (72,000)      (392,000)
Borrowings under mortgage and other notes............................       --              632,000       --
Payments to minority shareholders....................................       --              (10,000)       (14,000)
Principal received on share purchase note............................       --                5,000          1,000
                                                                       -------------  -------------  -------------
    Net cash provided by (used in) financing activities..............     (4,577,000)    (1,138,000)      (816,000)
                                                                       -------------  -------------  -------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.....................         76,000     (3,168,000)       159,000
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR.......................      4,734,000      7,902,000      7,743,000
                                                                       -------------  -------------  -------------
CASH AND CASH EQUIVALENTS AT END OF YEAR.............................  $   4,810,000  $   4,734,000  $   7,902,000
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------

                See accompanying notes to financial statements.

                          STARWOOD LODGING CORPORATION
                      STATEMENTS OF SHAREHOLDERS' DEFICIT

                                                                  ADDITIONAL      SHARE                         TOTAL
                                                                    PAID-IN      PURCHASE    ACCUMULATED    SHAREHOLDERS'
                                                   COMMON STOCK     CAPITAL       NOTES        DEFICIT         DEFICIT
                                                   ------------  -------------  ----------  --------------  --------------
Balance January 1, 1992..........................  $  1,213,000  $   5,857,000  $  (17,000) $  (52,881,000) $  (45,828,000)
  Principal payments and reductions of share
   purchase notes................................       --            --             1,000        --                 1,000
  Net loss.......................................       --            --            --          (9,925,000)     (9,925,000)
                                                   ------------  -------------  ----------  --------------  --------------
Balance December 31, 1992........................     1,213,000      5,857,000     (16,000)    (62,806,000)    (55,752,000)
  Principal payments, reductions and transfer of
   share purchase notes to the Trust.............       --            --            16,000        --                16,000
  Net loss.......................................       --            --            --          (3,143,000)     (3,143,000)
                                                   ------------  -------------  ----------  --------------  --------------
Balance December 31, 1993........................     1,213,000      5,857,000      --         (65,949,000)    (58,879,000)
  Forgiveness of intercompany debt...............       --          58,335,000      --            --            58,335,000
  Net loss.......................................       --            --            --          (1,198,000)     (1,198,000)
                                                   ------------  -------------  ----------  --------------  --------------
Balance December 31, 1994........................  $  1,213,000  $  64,192,000  $   --      $  (67,147,000) $   (1,742,000)
                                                   ------------  -------------  ----------  --------------  --------------
                                                   ------------  -------------  ----------  --------------  --------------

                See accompanying notes to financial statements.

            STARWOOD LODGING TRUST AND STARWOOD LODGING CORPORATION
                         NOTES TO FINANCIAL STATEMENTS

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.


GENERAL

    The accompanying financial statements include the accounts of Starwood Lodging Trust (the "Trust"), formerly Hotel Investors Trust, and Starwood Lodging Corporation and its subsidiaries (the "Corporation"), formerly Hotel Investors Corporation. The Trust was formed as a real estate investment trust ("REIT") under the Internal Revenue Code in 1969. In 1980, the Trust formed the Corporation and made a distribution to the Trust's shareholders of one share of common stock of the Corporation for each share of beneficial interest of the Trust. The shares of the Trust and the shares of the Corporation are paired on a one-for-one basis, and can only be transferred in units ("Paired Shares") consisting of the same number of shares of the Trust and of the Corporation.

    The combined financial statements include the accounts of the Trust and the Corporation (the "Companies"). All material intercompany balances and transactions have been eliminated in the combined and separate consolidated financial statements. The intercompany balances and transactions which have been eliminated in arriving at the combined balance sheets and combined statements of operations include the elimination of notes receivable from the Corporation recorded on the Trust's balance sheets, and the related notes payable to the Trust recorded on the Corporation's balance sheets. Rent and interest income recorded on the Trust's statements of operations are eliminated against the related rent and interest expense on the Corporation's statements of operations.

    The Companies own and operate hotels located throughout the United States and two hotel/casinos in Las Vegas, Nevada. The hotels range in size from 90 to 445 rooms and offer services to both business and transient travelers.


HOTEL ASSETS

    Hotel assets are stated at the lower of cost or the amounts described below and are depreciated using straight-line and declining-balance methods over estimated useful lives of five to forty years for buildings and improvements and three to twelve years for furniture, fixtures and equipment. Amounts allocated to leasehold interests are amortized using the straight-line method over lease terms of ten to forty years.

    The Trust and the Corporation estimate the fair values of each of their hotel assets on a quarterly basis. For hotel assets not held for sale, the expected undiscounted future cash flows of the assets (generally over a five-year period), on a hotel-by-hotel basis, are compared to the net book values of the assets. If the expected undiscounted future cash flows are less than the net book value of the assets, the excess of the net book value over the estimated fair value is charged to current earnings. When it is the opinion of management that the fair value of a hotel which has been identified for sale is less than the net book value of the hotel, a reserve for losses is established. Fair value is determined based upon discounted cash flows of the properties at rates (11.0% to 14.5%) deemed reasonable for the type of property and prevailing market conditions, appraisals and, if appropriate, current estimated net sales proceeds from pending offers. A gain or loss is recorded to the extent the amounts ultimately received differ from the adjusted book values of the hotel assets. Gains on sales of hotel assets are recognized at the time the hotel assets are sold provided there is reasonable assurance of the collectability of the sales price and any future activities to be performed by the Companies relating to the hotel assets sold are insignificant. Losses on sales of hotel assets are recognized at the time the hotel assets are sold.

            STARWOOD LODGING TRUST AND STARWOOD LODGING CORPORATION
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. (CONTINUED)
    A summary of hotel assets at December 31, 1994 and 1993 is as follows (in thousands):

                                                                  TRUST                CORPORATION
                                                          ----------------------  ----------------------
                                                             1994        1993        1994        1993
                                                          ----------  ----------  ----------  ----------

Land and leasehold interests in land....................  $   41,184  $   47,204  $   13,796  $   15,378
Buildings and improvements..............................     122,300     148,460      22,315      22,545
Furniture, fixtures and equipment.......................      25,124      28,506      15,630      16,867
Accumulated depreciation and amortization...............     (48,699)    (51,487)    (16,877)    (14,828)
Reserve for losses......................................     (23,200)    (42,765)       (388)     (2,631)
                                                          ----------  ----------  ----------  ----------
    Hotel assets--net...................................  $  116,709  $  129,918  $   34,476  $   37,331
                                                          ----------  ----------  ----------  ----------
                                                          ----------  ----------  ----------  ----------


MORTGAGE NOTES RECEIVABLE

    If a loan becomes delinquent or upon the occurrence of other events it becomes known that the collectability of a specific loan is uncertain, interest income is no longer accrued and an allowance for loss is established based upon an analysis of the net realizable value of the underlying property collateralizing the loan.


PROVISION FOR LOSSES

    Provision for losses for the years ended December 31, 1994, 1993 and 1992 are as follows:

TRUST                                                                1994         1993          1992
- ----------------------------------------------------------------  ----------  ------------  ------------

Hotel assets....................................................  $  439,000  $  2,369,000  $  3,196,000
Mortgage notes receivable.......................................     320,000       --            223,000
                                                                  ----------  ------------  ------------
                                                                  $  759,000  $  2,369,000  $  3,419,000
                                                                  ----------  ------------  ------------
                                                                  ----------  ------------  ------------


STATEMENTS OF CASH FLOWS

    Cash and cash equivalents are defined as cash on hand and in banks plus all short-term investments with a maturity, at the date of purchase, of three months or less.

    Interest paid in cash by the Trust in the years ended December 31, 1994, 1993, and 1992 was $12,736,000, $13,205,000 and $12,992,000, respectively.

    Interest paid in cash by the Corporation in the years ended December 31, 1994, 1993, and 1992 was $1,342,000, $140,000 and $1,536,000, respectively.

    The Corporation deferred interest of $1,730,000, $1,519,000 and $1,667,000 on its intercompany debt with the Trust in the years ended December 31, 1994, 1993, and 1992 respectively.

    In December 1993, the Corporation transferred $278,000 of share purchase loans to the Trust and reduced notes payable--Trust.

    During 1993, $4,032,000 of accrued loan restructuring costs (included in accounts payable and other liabilities at December 31, 1992) was added to the loan balance of the secured notes payable and revolving line of credit.

    During 1994, outstanding share purchase notes of $246,000 were canceled and charged to additional paid-in capital. Paired Shares which secured the portion of the principal canceled on the original notes were returned to the Companies.

            STARWOOD LODGING TRUST AND STARWOOD LODGING CORPORATION
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. (CONTINUED)
    In December 1994, the Trust forgave $58,335,000 of notes payable to the Trust by the Corporation and its subsidiaries. Because of the common ownership of the Trust and the Corporation, the Trust charged the amount of debt forgiven and the Corporation credited such amount to additional paid-in capital of the Trust and Corporation, respectively.


INVENTORIES

    Inventories are stated at the lower of cost or market with cost determined on a first-in, first-out basis.


ORGANIZATION COSTS

    Organization costs related to the formation of each of the Partnerships in the amount of $1,672,000 for the Trust and $1,672,000 for the Corporation are included in inventories, prepaid expenses and other assets and will be amortized over a five-year period beginning in January 1995. (See Note 12.)


GAMING REVENUE

    Gaming revenue relates to the two hotel/casinos and includes the net win from gaming activities, as well as room, food, beverage and other revenues, net of promotional allowances.


FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following disclosure of estimated fair value was determined by available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data and develop the related estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized upon disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

    Cash and cash equivalents, accounts receivable and accounts payable and other liabilities are carried at amounts which reasonably approximate their fair value.

    Fixed rate mortgage notes receivable of $14,049,000 for the Trust at December 31, 1994 have a fair value of $13,488,000 as estimated based upon debt with similar terms and maturities. The carrying value of fixed rate mortgage notes receivable at December 31, 1993 approximated their fair value as their interest rates approximated rates available for similar transactions at that date.

    The carrying value of the secured notes payable and revolving line of credit approximate fair value as the related interest rates are variable.

    Fixed rate notes payable with carrying values of $32,838,000 and $13,748,000 for the Trust and Corporation, respectively, at December 31, 1994 have a fair value of $34,442,000 and $11,648,000 as estimated based on debt with similar terms and maturities. Fixed rate notes payable with carrying values of $27,724,000 and $14,360,000 for the Trust and Corporation, respectively, at December 31, 1993 had a fair value of $28,507,000 and $13,110,000 as estimated based on debt with similar terms and maturities.


INCOME TAXES

    The Trust and the Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", effective January 1, 1993. This Statement supersedes Accounting Principles Board Opinion No. 11 which the Trust and the Corporation had previously applied. The adoption of SFAS No. 109 did not have a material effect on the financial statements of the Trust or the Corporation.

    The Trust was taxed as a REIT beginning in 1969 through and including its taxable year ended December 31, 1990. During 1994, the Trust discovered that it may not have qualified as a REIT in 1991 through 1994 due to its failure to comply with certain procedural requirements of the Internal Revenue Code. The Trust requested and received a letter from the Internal Revenue Service providing that the Trust's

            STARWOOD LODGING TRUST AND STARWOOD LODGING CORPORATION
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. (CONTINUED) election to be taxed as a REIT terminated beginning with the Trust's taxable year ended December 31, 1991 and permitting the Trust to re-elect to be taxed as a REIT commencing with its taxable year ending December 31, 1995. The Trust intends to elect to be taxed as a REIT, commencing with its taxable year ending December 31, 1995. Because the Trust had net losses for income tax purposes in 1991 through 1994, the Trust does not owe any federal income tax for such years.

    Components of deferred income taxes as of December 31, 1994 and 1993 are as follows:

                                                      1994                            1993
                                          -----------------------------  ------------------------------
                                              TRUST        CORPORATION       TRUST        CORPORATION
                                          --------------  -------------  --------------  --------------

Deferred income tax assets:
Operating loss carryforwards............  $   28,910,000  $    --        $   10,018,000  $   19,740,000
Losses from investments in
 partnerships...........................        --            2,133,000        --             1,659,000
Property and equipment..................       3,041,000       --             6,586,000       1,224,000
Other...................................         476,000        492,000        --               162,000
                                          --------------  -------------  --------------  --------------
Total deferred income tax assets........      32,427,000      2,625,000      16,604,000      22,785,000
                                          --------------  -------------  --------------  --------------
Total deferred income taxes.............      32,427,000      2,625,000      16,604,000      22,785,000
                                          --------------  -------------  --------------  --------------
Valuation allowance.....................     (32,427,000)    (2,625,000)    (16,604,000)    (22,785,000)
                                          --------------  -------------  --------------  --------------
Net deferred income tax.................  $     --        $    --        $     --        $     --
                                          --------------  -------------  --------------  --------------
                                          --------------  -------------  --------------  --------------

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and income tax purposes and operating loss and tax credit carryforwards. A valuation allowance is recorded if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax asset will not be realized.

    As of December 31, 1994, the Trust had net operating loss carryforwards for federal income tax purposes of approximately $82,600,000 which expire in various years beginning in 2006 through 2009.


LOAN RESTRUCTURING COSTS

    Management  of the Trust concluded that  the debt restructuring discussed in
Note 2 represented a "troubled debt restructuring" as defined under generally accepted accounting principles, and accordingly, all restructuring costs have been expensed as incurred. The Trust expensed loan restructuring costs of $10,892,000 in the year ended December 31, 1992. In 1993, upon execution of the definitive debt restructuring agreement, $700,000 was paid by the Trust to the certain institutional lenders and $4,032,000 was added to the loan balance under the terms of a credit agreement for restructuring costs due the institutional lenders for legal and other experts. Previously accrued restructuring costs of $778,000 and $3,152,000 were paid during the years ended December 31, 1994 and 1993, respectively. At December 31, 1994, $1,895,000 of accrued loan structuring costs are included in accounts payable and other liabilities.


NET LOSS PER SHARE

    Net loss per share is based on the weighted average number of common and common equivalent shares outstanding during the year which is on a Paired Share basis for purposes of the combined financial statements. Outstanding options and warrants are included as common equivalent shares using the treasury stock method when the effect is dilutive. The weighted average number of shares and Paired Shares used in determining net loss per share and per Paired Share was 12,132,948 for the years ended December 31, 1994, 1993 and 1992.

            STARWOOD LODGING TRUST AND STARWOOD LODGING CORPORATION
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. (CONTINUED) RECLASSIFICATIONS

    Certain reclassifications have been made to the 1993 and 1992 financial statements to conform with the 1994 financial statement presentation.

2.  SENIOR NOTES PAYABLE AND REVOLVING LINE OF CREDIT AND DEBT
    RESTRUCTURING.
    As of March 31, 1991, the Trust was in default under the Trust's line of credit and the senior note agreements due to the Trust's failure to comply with certain financial covenants and to collect certain rents from the Corporation. As a result of such defaults, upon the April 30, 1991 expiration of the revolving line of credit provided by the Trust's line of credit, the five-year secured term loan originally contemplated by the Trust's line of credit was not made available to the Trust, and the entire amount of borrowings then outstanding under the Trust's line of credit was deemed due and payable.

    DEBT RESTRUCTURING--Effective January 28, 1993, the Trust executed a definitive credit agreement (as subsequently amended, the "Credit Agreement") that restructured the Trust's then outstanding borrowings from two banks (the "Banks") and three insurance companies (together with the Banks, the "Institutional Lenders") as a $12,500,000 revolving line of credit with one of the Banks (the "Revolving Line of Credit") and a $115,723,000 term loan (the "Term Loan", and together with the Revolving Line of Credit, the "Senior Debt").

    The terms of the Credit Agreement required that the debt restructuring take place in three phases, the first two of which were completed in 1993. At the first closing (the "First Closing"), effective January 28, 1993, the Institutional Lenders were granted or assigned for security direct and indirect liens on and security interests in substantially all of the assets of the Trust and the Corporation (other than the assets held by United States Equity & Mortgage Trust, the Trust's 95%-owned subsidiary ("U.S. Equity")).

    At the First Closing, the Trust and the Corporation also entered into a warrant agreement (as amended, the "Warrant Agreement") that originally provided that the Trust and the Corporation (or, if the merger of the Trust and the Corporation described below (the "Merger") occurs, the surviving company) would issue to the Institutional Lenders at the Third Closing (as defined below) 10-year warrants (the "Warrants") to purchase that number of shares equal to 9.9% (or if the Merger has occurred; 15%) of the Paired Shares then outstanding at an exercise price of $.625 per share.

    The second closing under the Credit Agreement (the "Second Closing") was held on March 29, 1993 at which time the Trust acquired all of the assets of U.S. Equity for $1,575,000 eliminating the minority interest of $676,000 and increasing hotel assets by $899,000. At the Second Closing, the Institutional Lenders were granted liens on and security interests in the five hotels and substantially all of the other assets formerly owned by U.S. Equity and acquired by the Trust.

    At an interim closing held on February 28, 1994 (the "Interim Closing"), the Credit Agreement was amended to, among other things, collaterally assign to the Institutional Lenders security interests in and liens on substantially all of the intercompany leases and the monies received by the Corporation in connection with the operation of those hotels, and the Warrant Agreement was amended to provide for the immediate issuance to the Institutional Lenders of Warrants for an aggregate of 1,333,143 Paired Shares at the exercise price originally provided for in the Warrant Agreement. On August 31, 1994, one-third of the Warrants were canceled as a result of the Trust's cumulative principal payments in excess of $13,000,000.

    Interest on the principal amounts outstanding under the Credit Agreement notes was originally at a stated rate of prime plus 2%. However, because the Merger had not occurred on or prior to the 300th day after the First Closing, the stated interest rate was increased to prime plus 3% from November 24, 1993 until the Merger takes place. The Trust has the option to pay interest at a lesser rate, if applicable, of 8.0% per

            STARWOOD LODGING TRUST AND STARWOOD LODGING CORPORATION
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.  SENIOR NOTES PAYABLE AND REVOLVING LINE OF CREDIT AND DEBT
RESTRUCTURING. (CONTINUED)
annum from September 1, 1994 through August 31, 1997, and 9.0% per annum from September 1, 1997 through April 30, 1998, with the difference between the interest accrued and the interest paid being added monthly to the principal amount of the Restructured Debt. The related weighted average interest rate on borrowings outstanding as of December 31, 1994 and 1993 was 11.5% and 9%, respectively.

    The Credit Agreement requires the Companies to maintain a specified minimum adjusted net worth and a specified minimum ratio of cash to cash interest plus capital expenditures, as defined. At December 31, 1994 the Trust was in compliance with these covenants. In addition, the Credit Agreement contains covenants that restrict, among other things, the Trust's ability to acquire or dispose of assets, to make investments and to incur additional indebtedness, and that prohibit the payment of distributions to shareholders.

    In addition to imposing operating restrictions and reporting requirements, the Credit Agreement establishes daily operating cash thresholds, as defined. If these thresholds are exceeded by the Trust and the Corporation, the excess amounts must be applied to reduce the borrowings then outstanding under the Revolving Line of Credit, but amounts so applied are available for future borrowings.

    Subsequent to the Reorganization (see Note 12), all amounts outstanding under the Credit Agreement were repaid with the proceeds from the New Credit Agreement.

3.  HOTEL SALES AND RESERVE FOR LOSSES.
    During the year ended December 31, 1992, the Trust and the Corporation sold their interests in three hotel assets, the Days Inn Texas Stadium, Irving, Texas, the Best Western Merrimack Inn, Merrimack, New Hampshire and the Days Inn, Spartanburg, South Carolina. The Irving property was sold in March 1992 for $1,950,000, consisting of $172,000 in net cash proceeds and a $1,650,000 promissory note secured by the hotel. The Merrimack property was sold for $1,800,000, consisting of $259,000 in net cash proceeds and a $1,440,000 promissory note secured by the hotel. The Spartanburg property was sold for $875,000, consisting of $57,000 in net cash proceeds and a $775,000 promissory note secured by the hotel. The Irving note bears interest at 9% per annum with accrued interest and principal due monthly based on a 30-year amortization schedule, with all unpaid principal and interest due in March 1997. The Merrimack note, which was canceled in December 1994 (see Note 4), bore interest at 9% per annum with accrued interest and principal due monthly based on a 30-year amortization schedule, with all unpaid principal and interest due in July 1997. The Spartanburg note, which was paid off in May 1994, bore interest at 9% per annum with interest and principal due monthly based on a 30-year amortization schedule, with all unpaid principal and interest due in September 1998.

    During 1992, the Trust recognized a loss of $791,000 and the Corporation recognized a gain of $4,000 on sales of hotel assets, including a $91,000 discount recorded by the Trust resulting from the early payoff in 1992 of the mortgage note receivable relating to the Brunswick, Georgia property sold in 1991. In 1992, the Trust recorded a provision for investment losses of $3,196,000 which reflected the deterioration of hotel values located in the Southeast, and the acceptance of offers for the sale of hotels at amounts lower than net book value.

    During the year ended December 31, 1993, the Companies sold their interests in four hotel assets, the Best Western located in Smyrna, Georgia, the Vantage Hotel located in Tucker, Georgia, the Best Western Motor Hotel in Santa Maria, California, and the Ramada Inn-Westport in St. Louis, Missouri. The Smyrna property was sold for an all cash price of $1,600,000. The Tucker property was sold for $2,485,000, consisting of approximately $500,000 in cash and a $1,985,000 promissory note secured by the hotel. The Tucker note bears interest at 9% per annum with accrued interest and principal due monthly based upon a 25-year amortization schedule, with all unpaid principal and interest due in June 1998. The Santa Maria property was sold for an all cash price of $140,000. The St. Louis property was sold for an all cash price of $2,500,000.

            STARWOOD LODGING TRUST AND STARWOOD LODGING CORPORATION
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.  HOTEL SALES AND RESERVE FOR LOSSES. (CONTINUED)
    For the year ended December 31, 1993, the Trust recognized a loss of $53,000 and the Corporation recognized a gain of $74,000 on sales of hotel assets. In 1993, the Trust recorded a provision for investment losses of $2,369,000 primarily as a result of the acceptance of offers for the sale of hotels at amounts lower than net book value.

    During the year ended December 31, 1994, the Companies sold their interests in five hotel assets, the Best Western South located in Austin, Texas, the Sheraton Hotel located in New Port Richey, Florida, the Holiday Inn in Brunswick, Georgia, the Holiday Inn in Jacksonville, Florida and the Ramada Inn in Fayetteville, North Carolina. The Austin property was sold pursuant to eminent domain proceedings for the purpose of highway construction to an agency of the State of Texas for an all cash price of $3,594,000. The New Port Richey and Brunswick properties were sold together for $4,306,000, consisting of approximately $1,236,000 in cash and a $3,070,000 promissory note secured by the hotels. The New Port Richey/Brunswick note bears interest at 8% per annum for the first twelve months and 9.25% thereafter, with accrued interest and principal due monthly based upon a 25-year amortization schedule, with all unpaid principal and interest due in August 2001. The Jacksonville property was sold for $3,200,000, consisting of approximately $900,000 in cash and a $2,300,000 promissory note secured by the hotel. The Jacksonville note bears interest at 9% per annum with accrued interest and principal due monthly based upon a 30-year amortization schedule, with all unpaid principal and interest due in December 2001. The Fayetteville property was sold for $1,000,000, consisting of approximately $200,000 in cash and a $800,000 promissory note secured by the hotel. The Fayetteville note bears interest at 9% per annum with accrued interest and principal due monthly based upon a 12-year amortization schedule, with all unpaid principal and interest due in December 2006. In connection with the Reorganization (see Note 12), the Holiday Inn located in Albany, Georgia was sold to Starwood Capital Group, L.P. for an all cash purchase price of $6,000,000. The transaction was accounted for as a financing and Starwood Capital Group, L.P. subsequently contributed the property to the Partnerships. No gain or loss was recorded on the sale.

    For the year ended December 31, 1994, the Trust recognized a gain of $224,000 and the Corporation recognized a gain of $24,000 on sales of hotel assets, including a $55,000 discount recorded by the Trust resulting from the early payoff in 1994 of the mortgage note receivable related to the Spartanburg, South Carolina property sold in 1992. In 1994, the Trust recorded a provision for investment losses of $439,000 primarily as a result of the acceptance of offers for the sale of hotels at amounts lower than net book value.

4.  MORTGAGE NOTES RECEIVABLE.

COLUMBUS BEST WESTERN NORTH

    In January 1992, in settlement of various disputes between the Trust, the Corporation as the general partner of Columbus Hotel Limited Partnership and its limited partners, and in lieu of foreclosure by the Trust on a $6,127,000 mortgage, ownership of the Columbus Best Western North was transferred to the Trust. The fair value of the hotel assets received by the Trust upon cancellation of its note approximated the net carrying value of the mortgage note receivable at December 31, 1991.

BEST WESTERN MERRIMACK INN

    In 1992, the Trust sold the Best Western Merrimack Inn in Merrimack, New Hampshire to Orient Investment Limited. In connection with such sale, Orient executed and delivered to the Trust a promissory note (the "Orient Note") in an original principal amount of $1,440,000, secured by a first mortgage on the property. The outstanding principal balance of the Orient Note was due August 1997, and bore interest at 9%.

    During 1994, Orient defaulted on the Orient Note and the Trust accelerated the indebtedness evidenced by the Orient Note. In September 1994, the Trust initiated foreclosure proceedings and recorded a

            STARWOOD LODGING TRUST AND STARWOOD LODGING CORPORATION
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4.  MORTGAGE NOTES RECEIVABLE. (CONTINUED)
provision for investment losses of $320,000, resulting in a net book value of $983,000. The property was subsequently sold to a third party in December 1994 for net proceeds of $1,191,000 and the Trust recorded a gain on sale of $208,000.

OTHER

    At December 31, 1991, the Trust held a $223,000 note secured by a second mortgage on a shopping center which was foreclosed upon by the first mortgage holder during the year ended December 31, 1992, resulting in the cancellation of the Trust's second mortgage and the recording of a provision for investment losses.

    At December 31, 1994, in addition to the MHLP notes discussed in Note 5, the Trust held nine promissory notes secured by mortgages. Eight notes ($13,915,000 in aggregate principal amount at December 31, 1994), representing nine hotels, are secured by first mortgages, and one note ($234,000 in aggregate principal amount at December 31, 1994), is secured by a second mortgage. The notes have fixed interest rates ranging from 8% to 11% per annum, and two of the notes (representing three properties) provide for contingent interest based on a percentage of gross revenues of the properties securing such notes. The maturity dates of the notes range from 1996 to 2017. Aggregate principal payments under the mortgage notes receivable due within one year of December 31, 1994 are $256,000. As of December 31, 1994 and 1993, the reserve for investment losses for the mortgage notes receivable amounted to $100,000 and $140,000, respectively.

5.  MILWAUKEE MARRIOTT HOTEL.
    In December 1985, the Trust sold its interest in the Milwaukee Marriott Hotel to Milwaukee Brookfield Limited Partnership ("Brookfield"). In connection with the sale, the Trust received a second mortgage note from Brookfield.

    In July 1991, ownership and operation of the Milwaukee Marriott was reorganized and ownership of the hotel was transferred from Brookfield to Moorland Hotel Limited Partnership, ("MHLP"), a limited partnership in which the Corporation has a 51% interest and is the sole general partner and Brookfield is the sole limited partner. The operations of MHLP are consolidated into the Corporation's financial statements from the date of reorganization and, accordingly, the Trust has recorded the note receivable from MHLP as a note receivable from the Corporation. The Corporation and MHLP entered into an agreement for the Corporation to manage the property.

    In addition, MHLP entered into an assignment and forbearance agreement with Marriott Corporation ("Marriott"), the franchisor. This agreement, among other things, required MHLP to renovate the hotel to Marriott standards. The renovation was completed in January 1994.

    During 1992, MHLP, Aetna Life Insurance Company ("Aetna"), the holder of the first mortgage on the Milwaukee Marriott (the "Aetna Note"), Marriott, the Trust, the Corporation, and Brookfield and various partners of Brookfield reached agreements arranging financing for the renovation of the Milwaukee Marriott and restructuring of debt for MHLP.

    Effective December 1, 1992, Aetna agreed to defer for the period December 1, 1992 through November 30, 1993, the monthly principal and interest payments on its first mortgage note, which accrues interest at 11.25% per annum, with the deferred interest added to principal monthly. Beginning December 1, 1993, the loan amortizes in equal monthly installments over a period of 17 years at 10% interest per annum until January 1, 1996, at which time all unpaid interest and principal are due, including appreciation interest ("Appreciation Interest"). Appreciation Interest is defined as 50% of the aggregate principal reduction in

            STARWOOD LODGING TRUST AND STARWOOD LODGING CORPORATION
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5.  MILWAUKEE MARRIOTT HOTEL. (CONTINUED)
the Aetna mortgage from December 1, 1993 until the loan is due in full as provided in the agreement. The amount of the Aetna Note outstanding totaled $9,899,000 and $10,017,000 at December 31, 1994 and 1993, respectively.

    Marriott agreed to loan MHLP $750,000 secured by a second deed of trust on the hotel for the purchase of equipment from a Marriott subsidiary. The second mortgage note bore interest at 9% per annum, payable monthly beginning May 31, 1993 through April 30, 1994, at which time fixed monthly payments of principal and interest of approximately $49,000 became due until December 31, 1994, at which time all unpaid interest and principal were due. In 1994, Marriott agreed to extend the note bearing interest at 10% per annum beginning January 1, 1995 at which time fixed monthly payments of principal and interest of approximately $31,000 become due until June 30, 1995, at which time all unpaid interest and principal are due.

    The Trust agreed to loan MHLP $1,000,000 to be used to complete the renovation of the Milwaukee Marriott. The loan is secured by a third deed of trust on the hotel and bears interest at 10.5% per annum, payable monthly. Under certain circumstances as defined in the agreement, interest is deferred and added to the principal of the note monthly. The third mortgage note outstanding totaled $1,225,000 and $1,102,000 as of December 31, 1994 and 1993,
respectively. The Trust may declare due and payable the principal balance and any unpaid accrued interest thereon at any time through the maturity date of the note of January 1, 1996.

    The second mortgage note held by the Trust of $11,000,000 was modified as of December 31, 1992 by adding deferred and previously unpaid interest of $1,667,000 to principal due under the note and converting the note to a fourth mortgage note. Further, $1,607,000 and $1,417,000 of interest at 10.5% per annum for the years ended December 31, 1994 and 1993, respectively, was deferred monthly and added to principal due under the loan. The fourth mortgage note outstanding totaled $15,691,000 and $14,084,000 as of December 31, 1994 and 1993. Interest is payable monthly unless deferred under the provisions of the loan agreement until January 1, 1996, at which time all remaining unpaid interest and principal are due.

    The Corporation agreed to defer and convert to a note up to $250,000 of management fees due under its management agreement with MHLP for a period of up to twelve months commencing with base management fees due after January 1, 1993. The deferred fees bear interest at 9% per annum, which were added to the principal balance of the note through December 1, 1993. Thereafter, the note is due in twelve equal monthly installments of principal and interest commencing on January 1, 1994 at 12% interest per annum. All unpaid interest and principal was due and paid December 1, 1994.

    The $600,000 original loan made by GSI Acquisition Company, L.P., a limited partner of Brookfield, ("GSI"), was modified as of December 31, 1992, by converting deferred and previously unpaid interest of approximately $86,000 to principal. For the years ending December 31, 1994 and 1993 interest at 10.5% per annum was deferred monthly and added to the principal balance, which balance totals $849,000 and $762,000 at December 31, 1994 and 1993, respectively. Thereafter, interest is payable monthly unless deferred under the provisions of the agreement until January 1, 1996, at which time all remaining unpaid interest and principal are due.

    The Trust evaluates the collectability of the notes receivable secured by the Milwaukee Marriott Hotel at the end of each quarter. Factors considered by the Trust in performing the evaluations included the discounted estimated future cash flow (at 11.0%) over a five-year period. The Corporation evaluates the recoverability of the net book value of the property at the end of each quarter. Factors considered by the Corporation in performing the evaluation included the undiscounted estimated future cash flow of the property over a five-year period. Based upon the evaluations no provision for losses was required.

            STARWOOD LODGING TRUST AND STARWOOD LODGING CORPORATION
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

6.  REAL ESTATE INVESTMENTS AND INTERCOMPANY TRANSACTIONS.
    At December 31, 1994, the Trust owned equity interests in twenty-four hotels, including two hotel/ casinos. Of that number, eighteen properties were owned in fee, five were held pursuant to long-term leases and one was owned through a 5% general partnership interest in a joint venture that owns the Omaha Marriott Hotel.

    Twenty-one of the Trust's hotels (including the two hotel/casinos) are leased to the Corporation or its subsidiaries. Three hotels have been leased to and are operated by Imperial Hotel Corporation, formerly Vagabond Inns, Inc. The Omaha Marriott Hotel has been leased to an affiliate of the Corporation, and is managed by Marriott pursuant to a long-term management agreement. As of December 31, 1994, five of the hotels leased by the Corporation from the Trust are being managed by third-party operators. The third-party management agreements are generally for three-year terms expiring in 1995, subject to certain cancellation provisions. Base management fees range from 2% to 2 1/2% of gross revenues with incentive management fees based upon hotel profitability.

    The leases are generally long-term and generally provide for annual base, or minimum rents, plus contingent, or percentage rents based on the gross revenues of the properties and are accounted for as operating leases. The leases are "triple-net" in that the lessee is generally responsible for paying all operating expenses of the properties, including maintenance, insurance and real property taxes. The lessee is also generally responsible for any payments required pursuant to underlying ground leases. Most leases provide for cancellation by the Trust in the event that the Trust does not earn a specified rent, or by the lessee (including the Corporation) in the event the lessee does not earn a specified net operating profit.

    As of December 31, 1994 and 1993, the Corporation was indebted to the Trust for an aggregate of $26,916,000 and $87,486,000, respectively, (including the MHLP mortgage notes of $16,916,000 and $15,186,000 as of December 31, 1994 and December 31, 1993, respectively see Note 5). The debt to the Trust bore interest at various rates ranging from 6.5% to 12% at December 31, 1992. Effective January 1, 1993, the Trust and Corporation modified the leases between the Trust and the Corporation to, among other things, adjust the rents payable by the Corporation, and restructured the Corporation's existing borrowings from the Trust to include all outstanding borrowings plus accrued but unpaid rent of $448,000 and interest as of December 31, 1992. The borrowings, were non-interest bearing for the years ended December 31, 1994 and 1993.

    In December 1994, the Trust forgave $58,335,000 of notes receivable payable to the Trust by the Corporation and its subsidiaries. Effective January 1, 1995 the remaining notes, which are due on demand, bear interest at prime plus 2% with interest payable monthly.

    Rents accrued by the Trust from leased hotel properties are summarized as follows (in thousands):

                                                                            YEARS ENDED DECEMBER 31,
                                                                         -------------------------------
                                                                           1994       1993       1992
                                                                         ---------  ---------  ---------
Corporation:
  Minimum..............................................................  $  14,373  $  14,184  $  18,136
  Contingent...........................................................      2,533      2,297      3,041
                                                                         ---------  ---------  ---------
                                                                            16,906     16,481     21,177
                                                                         ---------  ---------  ---------
Other:
  Minimum..............................................................        437        437        437
  Contingent...........................................................        490        402        510
                                                                         ---------  ---------  ---------
                                                                               927        839        947
                                                                         ---------  ---------  ---------
    Total..............................................................  $  17,833  $  17,320  $  22,124
                                                                         ---------  ---------  ---------
                                                                         ---------  ---------  ---------

            STARWOOD LODGING TRUST AND STARWOOD LODGING CORPORATION
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

6.  REAL ESTATE INVESTMENTS AND INTERCOMPANY TRANSACTIONS. (CONTINUED)
    Minimum future rents at December 31, 1994 due under non-cancelable operating leases for the years ending December 31 are as follows (in thousands):

                                         1995       1996       1997       1998       1999     THEREAFTER
                                       ---------  ---------  ---------  ---------  ---------  -----------
Corporation..........................  $  12,982  $  10,342     10,342  $  10,342  $  10,342   $  27,385
Other................................        437        437        437        426        178         105
                                       ---------  ---------  ---------  ---------  ---------  -----------
    Total............................  $  13,419  $  10,779  $  10,779  $  10,768  $  10,520   $  27,490
                                       ---------  ---------  ---------  ---------  ---------  -----------
                                       ---------  ---------  ---------  ---------  ---------  -----------

    The Corporation is committed under its leases with the Trust to pay the rents payable with respect to seven ground leases which expire in 1997 through 2029, including renewal options. The leases generally provide for a minimum rent plus a percentage of gross revenues of the properties in excess of the minimum rent. Future minimum lease payments under the leases are approximately $319,000 per year through 1999, and $6,960,000 thereafter. The Trust is the primary obligor under the leases; however, the Corporation as lessee/operator of the hotels makes payments under these leases directly to the lessors. Rent expense incurred by the Corporation as a lessee/operator under these leases was $879,000, $854,000 and $787,000, in the years ended December 31, 1994, 1993 and
1992, respectively.

    In addition, the Trust is committed under an office lease. Future minimum lease payments under the office lease are $85,000 in 1995.

7.  MORTGAGE AND OTHER NOTES PAYABLE.
    At December 31, 1994, the Trust had outstanding six mortgage notes payable which are secured by seven of the Trust's hotels, with a net book value at December 31, 1994 of $55,027,000. At December 31, 1994 and 1993, the Trust had the following outstanding debt obligations:

                                                                        DECEMBER 31,   DECEMBER 31,
                                                                            1994           1993
                                                                        -------------  -------------
Mortgage Notes:
  11.75% first mortgage note, due in 2015, callable by lender in 1995,
   2000, 2005, or 2010................................................  $   6,349,000  $   6,417,000
  12.875% first mortgage note, due in 1997............................      9,173,000      9,478,000
  12.625% first mortgage note, due in 1995............................      4,075,000      4,195,000
  9.25% first mortgage note, due in 1995..............................      1,854,000      2,010,000
  10.25% first mortgage note, due in 2001.............................      5,148,000      5,447,000
  9.0% first mortgage note, due in 1997...............................        139,000        177,000
                                                                        -------------  -------------
    Total mortgage notes payable......................................     26,738,000     27,724,000
    Advance from Starwood Capital Group, L.P..........................      6,000,000       --
    Other.............................................................        100,000       --
                                                                        -------------  -------------
      Total mortgage and other notes payable..........................  $  32,838,000  $  27,724,000
                                                                        -------------  -------------
                                                                        -------------  -------------

    As described in Note 3, in August 1994 Starwood Capital Group, L.P. acquired the Trust's Albany, Georgia property for $6,000,000. Interest expense ($313,000 in 1994) related to the advance is the greater of the net cash flow of the property or 10% until such time as the property is contributed to the Partnerships (see Note 12).

    Aggregate principal payments, excluding the advance from Starwood Capital Group, L.P. due for the years ending December 31 are $14,499,000 in 1995, $2,290,000 in 1996, $5,994,000 in 1997, $447,000 in 1998, $493,000 in 1999, and
$3,115,000 thereafter.

            STARWOOD LODGING TRUST AND STARWOOD LODGING CORPORATION
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

7.  MORTGAGE AND OTHER NOTES PAYABLE. (CONTINUED)
    At December 31, 1994 and 1993, the Corporation had the following outstanding debt obligations:

                                                                        DECEMBER 31,   DECEMBER 31,
                                                                            1994           1993
                                                                        -------------  -------------
Secured by Milwaukee Marriott Hotel:
  10.0% first mortgage note, due 1996.................................  $   9,899,000  $  10,017,000
  9.0% second mortgage note, due 1995.................................        358,000        754,000
  10.5% fifth mortgage note, interest only, due 1996..................        849,000        762,000
  12.0% sixth mortgage note, interest only (to the extent of available
   cash flow), due 1996...............................................      2,000,000      2,000,000
  9-10% notes payable, due 1995-1996..................................        164,000        297,000
                                                                        -------------  -------------
                                                                           13,270,000     13,830,000
Other:
  9.75% first mortgage note, due 1997.................................        403,000        438,000
  Obligations under capital leases....................................         75,000         92,000
                                                                        -------------  -------------
    Total mortgage and other notes payable............................  $  13,748,000  $  14,360,000
                                                                        -------------  -------------
                                                                        -------------  -------------

    At December 31, 1994, the Milwaukee Marriott Hotel had a net book value of $22,951,000.

    Minimum lease and principal payments on the Corporation's indebtedness for the years ending December 31 are due as follows:

                                                                  MINIMUM FUTURE   PRINCIPAL PAYMENTS
YEAR                                                              LEASE PAYMENTS    DUE UNDER NOTES
- ---------------------------------------------------------------  ----------------  ------------------
1995...........................................................     $   47,000       $      792,000
1996...........................................................         21,000           12,557,000
1997...........................................................          6,000              324,000
1998...........................................................          9,000             --
                                                                       -------     ------------------
    Total......................................................         83,000       $   13,673,000
                                                                                   ------------------
                                                                                   ------------------
Amount representing interest...................................          8,000
                                                                       -------
Future minimum lease payments..................................     $   75,000
                                                                       -------
                                                                       -------

    At December 31, 1994 and 1993 the Corporation had $175,000 and $1,222,000, respectively, in assets (less $117,000, and $828,000, respectively, in accumulated amortization) recorded under capital leases. Such amounts are included in furniture, fixtures and equipment.

8.  SHAREHOLDERS' EQUITY.

WARRANTS TO PURCHASE PAIRED SHARES

    At December 31, 1994, there were outstanding 1,659,974 warrants to purchase Paired Shares at an exercise price of $16.95 per Paired Share through September 1996. Additional warrants were issued to the Institutional Lenders under the terms of the Credit Agreement (See Note 2).

SHARE OPTION PLANS

    The Trust and the Corporation each have Incentive and Non-Qualified Share Option Plans which provide for the purchase of up to an aggregate of 700,000 Paired Shares by Trustees, Directors, officers and employees pursuant to option grants. During the year ended December 31, 1994, the Trust and the Corporation granted options to purchase 99,000 Paired Shares at an exercise price of $2.75 per Paired Share. During the year ended December 31, 1993, the Trust and the Corporation granted options to purchase 20,000 Paired Shares at an exercise price of $2.625 per Paired Share. During the year ended December 31,

            STARWOOD LODGING TRUST AND STARWOOD LODGING CORPORATION
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

8.  SHAREHOLDERS' EQUITY. (CONTINUED)
1992, the Trust and Corporation granted options to purchase 100,000 Paired Shares at an exercise price of $.75 per Paired Share. Such options, which are granted at fair market value on the date of grant, vest over three years. No options have been exercised as of December 31, 1994.

    At December 31, 1994, outstanding options granted under all plans of the Trust and Corporation (including options granted to officers and directors of a company previously acquired by the Trust) aggregated 308,500 Paired Shares. At December 31, 1994, options for 203,667 Paired Shares are fully vested with exercise prices ranging from $.75 to $22.68 per Paired Share.

SHARE PURCHASE PLANS

    Prior to December 1989, the Trust and the Corporation each had a Share Purchase Plan, whereby an aggregate of 200,000 Paired Shares were available to be purchased by Trustees, Directors, officers and employees at their fair market value on the date of sale with monies borrowed from the Trust or Corporation.

    In December 1989, the Trust's Board of Trustees and the Corporation's Board of Directors voted to terminate the Share Purchase Plans for purposes of prospective eligibility, and to irrevocably waive the right of the Trust and the Corporation to accelerate the payment of a note executed by a participating Trustee or Director upon termination of such participant's relationship with the Companies.

    In January 1991, the Companies entered into agreements with certain Trustees and Directors who had agreements outstanding pursuant to the Share Purchase Plans to which each such Board member agreed to stand for re-election as a Trustee or Director at the next annual shareholders' meeting if requested to do so by their respective Boards, or if the Boards did not so request, to act, for a period of up to two years and at mutually agreed upon times and places, as an advisor to the Trust or the Corporation on matters within such Board member's experience and expertise, and the Trust or the Corporation agreed that any outstanding promissory note executed by such Board member in partial payment for Paired Shares purchased under the Share Purchase Plans would be amended to cause such promissory note to be without recourse to the maker.

    In March 1992, certain of the aforementioned notes were restructured to bear an annual interest rate of 8% as of February 2, 1992, with such notes to be payable interest only from February 2, 1992 until February 15, 1995, at which time the principal and interest accrued would become payable in equal monthly installments over a ten-year period.

    The share purchase agreement between a former officer and director and the Corporation was terminated in connection with his December 31, 1992 resignation as an officer of the Corporation, and the 10,000 Paired Shares acquired pursuant to that agreement were assigned by him to the Corporation. The share purchase note in the amount of $112,500, was written off at December 31, 1993. The share purchase notes of other former officers, directors and employees aggregating $63,500 were also written off at December 31, 1993.

    During 1994, the remaining outstanding share purchase notes of $246,000 were canceled.

PREFERRED SHARES

    The Corporation has 10,000,000 authorized preferred shares, $1.00 par value, none of which are issued or outstanding.

9.  COMMITMENTS AND CONTINGENCIES.

LITIGATION

    In late 1991 and early 1992, three complaints were filed against the Trust and the Corporation and certain other related persons (the "Shareholder Actions"). As amended, two of the complaints allege that the Trust and the
Corporation, a Director and officer of the Corporation and a former officer/Trustee of the

            STARWOOD LODGING TRUST AND STARWOOD LODGING CORPORATION
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

9.  COMMITMENTS AND CONTINGENCIES. (CONTINUED)
Trust violated the Racketeer Influenced and Corrupt Organizations Act ("RICO") and Federal and California securities laws and acted fraudulently in connection with the Trust's and the Corporation's public disclosures with respect to the Trust's purchase of its two hotel/casinos and the Ramada Inn in Indian Wells, California. Both of these complaints sought class action certification. The third complaint was filed purportedly on behalf of the Trust and the Corporation and alleged that certain former and present Trustees and Directors breached their fiduciary duties in connection with the purchase of the Ramada Inn in Indian Wells and the two hotel/casinos.

    On July 20, 1994, the United States District Court for the Southern District of California entered a Final Judgment of Dismissal With Prejudice ("Final Judgment") of the two purported class actions filed in that Court.

    Pursuant to the Final Judgment, the District Court, among other things, approved the settlement set forth in stipulations of settlement ("Stipulation") entered into among the plaintiffs and defendants in the Shareholder Actions, as well as the insurance company that issued the Companies' directors and officers policy applicable to the period to which Shareholder Actions relate.

    Under the Final Judgment, all claims that were or might have been made in the Shareholder Actions are deemed released as of the Effective Date (as defined in the Stipulation), and a $3,250,000 cash settlement fund was to be established which, after the deduction of fees and costs to plaintiffs' counsel, will be distributed to qualified members of the certified plaintiff classes according to an allocation formula that includes a calculation based on certain shares that opted out of the settlement. Of the settlement fund, $2,500,000 will be paid by the insurance company, $400,000 will be paid by the Companies, and $350,000 will be paid by former officers of the Companies. Upon completion of the claims administration process, any funds remaining, up to a limit of $325,000, shall be returned to the parties who contributed to the settlement fund on a pro rata basis. The parties contributing to the settlement fund have previously established a separate $45,000 fund to be used for purposes of notifying the classes and otherwise administering the settlement. Legal fees and other costs incurred by the defendants in the Shareholder Actions prior to October 12, 1993 will be paid by the Companies; subsequent defense costs will be paid by the insurance company. Holders of approximately 1,199,000 Paired Shares opted out of the settlement.

    The Stipulation also requires that the Trust's Board of Trustees and the Corporation's Board of Directors establish a joint transaction committee of independent Trustees and Directors to make recommendations to those Boards with respect to any transaction proposed in the future by management and having a fair market value of $20 million or more.

    In connection with the settlement of the Shareholder Actions, Messrs. Young and Rothman and certain of their affiliated partnerships have terminated the management agreements that existed between those partnerships and the
Corporation's subsidiary, Western Host, Inc. (the "Management Contracts"), and Western Host, Inc. ("Western Host") has agreed to forbear from disputing such action and has withdrawn as a general partner of two additional affiliated partnerships. In satisfaction of any damages that the Companies may incur as a result of the termination of the Management Contracts, Messrs. Rothman and Young have provided to the Companies an irrevocable letter of credit in the amount of $800,000 which has a one-year term.

    Upon final Court approval of the Shareholder Actions, proceeds from the letter of credit would be paid to the Companies, and the parties to the Management Contracts, former officers of the Companies and the Companies, will release all of their respective claims related to the termination of the Management Contracts.

            STARWOOD LODGING TRUST AND STARWOOD LODGING CORPORATION
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

9.  COMMITMENTS AND CONTINGENCIES. (CONTINUED)
ROSS SETTLEMENT AGREEMENT

    Subsequent to the settlement of the Shareholder Actions described above, Leonard M. Ross and his affiliates ("Ross"), who hold 1,190,400 Paired Shares and had opted out of the settlement, had threatened litigation against the Trust and the Corporation.

    In October 1994, Starwood Capital Group, L.P. ("Starwood Capital") entered into an agreement with Ross to settle the threatened litigation in which Starwood Capital agreed to purchase Ross' paired shares, at Ross' election, in a 60-day period beginning on the earlier of the first anniversary of the closing of the Reorganization or December 15, 1995 at a price of $5.625. Starwood Capital also has the right to elect to purchase such paired shares at the same time and on the same terms. The Trust and Corporation have also agreed that under certain circumstances they may be obligated severally to indemnify Starwood Capital with respect to Starwood Capital's obligations to Ross, up to a maximum of $1.8 million, upon receipt of a full release from Starwood Capital of all of the claims assigned by Ross.

    The estimated fair value of the put/call provisions of the Ross settlement agreement at the time of the agreement was approximately $2,648,000 and was charged against the earnings of the Trust and Corporation in 1994.

ENVIRONMENTAL MATTERS

    In connection with the Debt Restructuring (see Note 2), the Trust obtained in the latter part of 1991 preliminary or "Phase I" environmental site assessments with respect to the Trust's hotel properties and the Milwaukee Marriott Hotel.

    The potential for environmental impairment was assessed as moderate to high only at the Embassy Suites Hotel in Phoenix, Arizona. According to the assessment of that property, petroleum hydrocarbons are present in the land beneath this hotel; however, the Trust could not determine without further investigation the extent of the potential contamination or whether this contamination resulted from the underground storage tanks placed on the property by the property's former owner or from similar tanks located on land adjacent to the property, which tanks are known to have suffered leakage. A magnetic survey conducted on the property did not detect the continuing existence of the underground storage tanks on the Companies' property, and the environmental consultant did not recommend that any further action be taken. Phoenix municipal authorities have indicated an awareness of possible ground water contamination in the area, but to date have taken no action.

    A tank leak test conducted at the Bourbon Street Hotel in early 1992 revealed no evidence of leakage. A release of petroleum from an underground storage tank at the Bay Valley Hotel and Resort was reported to the appropriate state agency in 1992. After the tank and surrounding soils were removed, additional soils and groundwater testing was performed, which revealed environmental contamination in a localized area. The environmental testing has been performed to identify the extent of the contamination released from the tank. The consultant has proposed to remedy the contamination through installation of a groundwater pump and treatment system to capture and treat impacted groundwater and excavation of impacted soil. Amendments to the relevant environmental clean-ups laws, which have recently been introduced in the Michigan Legislature, may reduce the extent or magnitude of the clean-up that may be required at the site. The consultant's recommendations were made upon the basis of existing law, and did not take into account the proposed legislative amendments. After the Trust and the Corporation assess the impact of any amendments that may be enacted to the relevant statutes, the Trust and the Corporation will perform whatever remediation is required by law. Any further remediation costs that are incurred may be reimbursed by a Michigan environmental fund, although there can be no assurance that the fund will have sufficient resources to pay all claims made against it. If the Trust and the Corporation do not receive reimbursement for future remediation costs, the Realty Partnership will bear those costs.

            STARWOOD LODGING TRUST AND STARWOOD LODGING CORPORATION
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

9.  COMMITMENTS AND CONTINGENCIES. (CONTINUED)
    Neither the Trust nor the Corporation has been identified by the U.S. Environmental Protection Agency or any similar state agency as a responsible or potentially responsible party for, nor have the Companies been the subject of any governmental proceeding with respect to, any hazardous waste contamination. If the Companies were to be identified as a responsible party, the Trust and the Corporation in most circumstances would be strictly liable, jointly and severally with other responsible parties, for environmental investigation and clean-up costs incurred by the government and, to a more limited extent by private persons. Managements of the Trust and the Corporation expect that the cost of any required remediation would be the responsibility of the Trust.

    Based upon environmental reports, the Trust believes that a substantial number of its hotel properties incorporate potentially asbestos-containing materials. Under applicable current Federal, state and local laws, asbestos need not be removed from or encapsulated in a hotel unless and until the hotel is renovated or remodeled. The removal of asbestos from portions of the Milwaukee Marriott Hotel required in connection with the renovation of that property has been completed.

    Based upon the above-described environmental testing and facts known to management of the Trust and the Corporation, future remediation costs, if any, are not expected to have a material adverse effect on the Trust's and the Corporation's results of operations or financial position and compliance with environmental laws has not had and is not expected to have a material effect on the capital expenditures, earnings or competitive position of the Trust and the Corporation.

PERFORMANCE BONDS AND RESTRICTED CASH

    The Corporation is required to post performance bonds or cash collateral as security for certain obligations. At December 31, 1994 and 1993, the Corporation had posted performance bonds totaling approximately $747,000 and $738,000, respectively, to cover such obligations; however, no amounts had been drawn against such bonds.

    At December 31, 1994, inventories, prepaid expenses and other assets include $246,000 and $1,606,000 for the Trust and the Corporation, respectively, which were restricted as to use. At December 31, 1993, inventories, prepaid expenses and other assets include $145,000 and $2,006,000 for the Trust and the Corporation, respectively, which were restricted as to use. Other than the performance bonds, the restricted cash of the Corporation primarily is the cash of MHLP (see Note 5).

10. RELATED PARTY TRANSACTIONS.
    The Corporation, through its subsidiary Western Host, Inc. ("Western Host") managed seven properties owned by partnerships of which Ronald A. Young, former President and Chief Executive Officer and Director of the Corporation, is a general partner (the "Western Host Partnerships"). The Corporation accrued management fees and administrative services fees pursuant to such management agreements of approximately $863,000 during the year ended December 31, 1992.

    TERMINATION AGREEMENT AND MANAGEMENT SUBCONTRACTS--Effective December 29, 1992, Mr. Young and the Corporation entered into a termination agreement whereby Mr. Young tendered his resignation as President and Chief Executive Officer. Under the terms of the agreement, Mr. Young received payment of accrued vacation pay in the amount of $54,000 and assigned to the Corporation the ownership of the 10,000 Paired Shares which secured the non-recourse promissory note in the amount of $121,000, including interest, which was issued in connection with the 1987 Share Purchase Plan (See Note 8). In addition, Western Host agreed to subcontract its duties under the management contracts for six of the Western Host Partnerships to Westland Hotel Corporation, a hotel management company formed by Mr. Young. In connection with the settlement of the Shareholder Actions (see Note 9), the management contracts were terminated.

            STARWOOD LODGING TRUST AND STARWOOD LODGING CORPORATION
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

10. RELATED PARTY TRANSACTIONS. (CONTINUED)
    As of December 31, 1993, the Western Host Partnerships and/or Westland owed Western Host and/or the Corporation $100,000 representing amounts advanced for the expenses of the managed Western Host hotels which was paid in 1994.

    At December 31, 1994, the Trust holds an $800,000 unsecured note receivable from John Rothman, the former President and Chief Executive Officer of the Trust. The principal amount of the note receivable is due in 1999 and bears interest due annually at 10%.

    The Companies incurred legal fees from law firms in which a Trustee and officer of the Trust was or currently is a partner during the years ended December 31, 1994, 1993 and 1992 totaling $940,000, $235,000, and $955,000, respectively.

11. INDUSTRY SEGMENT INFORMATION.
    The Corporation operates in two segments of the hospitality industry, hotel and gaming. The hotel segment consists of room, food and beverage and other revenues recognized in connection with the operation of hotels owned by the Corporation or under lease from the Trust, and income from management contracts. The gaming segment consists of net win from casino operations, as well as room, food and

            STARWOOD LODGING TRUST AND STARWOOD LODGING CORPORATION
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

11. INDUSTRY SEGMENT INFORMATION. (CONTINUED) beverage and other revenues recognized in connection with the operation of the two hotel/casinos under lease from the Trust. The following information summarizes revenue and operating results by industry segment:

                                                                     YEARS ENDED DECEMBER 31,
                                                            -------------------------------------------
                                                                1994           1993           1992
                                                            -------------  -------------  -------------
HOTEL:
Revenue:
  Room....................................................  $  56,387,000  $  58,917,000  $  60,068,000
  Food and beverage.......................................     21,603,000     23,337,000     23,975,000
  Other...................................................      4,678,000      4,649,000      4,769,000
                                                            -------------  -------------  -------------
  Hotel revenue...........................................     82,668,000     86,903,000     88,812,000
  Management fees.........................................        247,000         90,000        952,000
                                                            -------------  -------------  -------------
  Total revenue...........................................     82,915,000     86,993,000     89,764,000
                                                            -------------  -------------  -------------
Expenses:
  Rooms...................................................     25,177,000     27,633,000     29,094,000
  Food and beverage.......................................     16,364,000     15,116,000     15,256,000
  Other (including undistributed operating expenses and
   fixed charges).........................................     19,288,000     25,383,000     24,270,000
  Rent to Trust...........................................     14,506,000     14,081,000     17,612,000
  Depreciation and amortization...........................      2,072,000      3,060,000      3,086,000
  Allocated Corporate overhead............................      1,001,000        950,000      1,600,000
                                                            -------------  -------------  -------------
  Total expenses..........................................     78,408,000     86,223,000     90,918,000
                                                            -------------  -------------  -------------
Operating income (loss)...................................  $   4,507,000  $     770,000  $  (1,154,000)
                                                            -------------  -------------  -------------
                                                            -------------  -------------  -------------
GAMING:
Revenue:
  Casino..................................................  $  15,137,000  $  14,861,000  $  14,461,000
  Room....................................................      4,516,000      4,305,000      3,709,000
  Food and beverage.......................................      5,166,000      5,226,000      5,396,000
  Other...................................................      5,506,000      5,370,000      4,930,000
  Less promotional allowances.............................     (2,344,000)    (2,257,000)    (2,346,000)
                                                            -------------  -------------  -------------
  Gaming revenues.........................................     27,981,000     27,505,000     26,150,000
                                                            -------------  -------------  -------------
Expenses:
  Casino..................................................      6,308,000      6,019,000      5,852,000
  Rooms...................................................      2,156,000      2,042,000      1,894,000
  Food and beverage.......................................      4,514,000      4,564,000      4,888,000
  Other (including undistributed operating expenses and
   fixed charges).........................................     11,476,000     11,430,000     11,065,000
                                                            -------------  -------------  -------------
  Expenses of gaming operations...........................     24,454,000     24,055,000     23,699,000
  Rent to Trust...........................................      2,400,000      2,400,000      3,565,000
  Depreciation and amortization...........................        382,000        477,000        262,000
                                                            -------------  -------------  -------------
  Total expenses..........................................     27,236,000     26,932,000     27,526,000
                                                            -------------  -------------  -------------
Operating income (loss)...................................  $     745,000  $     573,000  $  (1,376,000)
                                                            -------------  -------------  -------------
                                                            -------------  -------------  -------------

            STARWOOD LODGING TRUST AND STARWOOD LODGING CORPORATION
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

11. INDUSTRY SEGMENT INFORMATION. (CONTINUED)
    A reconciliation of the combined segment operating income (loss) to the net loss of the Corporation is as follows:

                                                                      YEARS ENDED DECEMBER 31,
                                                             -------------------------------------------
                                                                 1994           1993           1992
                                                             -------------  -------------  -------------
Combined operating income (loss)...........................  $   5,252,000  $   1,343,000  $  (2,530,000)
Interest and other income..................................         66,000        330,000        258,000
Interest expense...........................................     (3,071,000)    (2,701,000)    (5,372,000)
Corporate expenses                                              (3,445,000)    (2,115,000)    (2,281,000)
                                                             -------------  -------------  -------------
  Net income (loss)........................................     (1,198,000)    (3,143,000)    (9,925,000)
                                                             -------------  -------------  -------------
                                                             -------------  -------------  -------------

    Additional financial data by industry segment for the Corporation is as follows:

                                                                     YEARS ENDED DECEMBER 31,
                                                            -------------------------------------------
                                                                1994           1993           1992
                                                            -------------  -------------  -------------
IDENTIFIABLE ASSETS:
  Hotel...................................................  $  40,357,000  $  41,712,000  $  43,620,000
  Gaming..................................................      3,710,000      3,743,000      4,059,000
  Corporate and other.....................................      4,559,000      4,538,000      5,932,000
                                                            -------------  -------------  -------------
  Total...................................................  $  48,626,000  $  49,993,000  $  53,611,000
                                                            -------------  -------------  -------------
                                                            -------------  -------------  -------------
CAPITAL EXPENDITURES:
  Hotel...................................................  $     421,000  $   4,859,000  $   1,160,000
  Gaming..................................................        221,000        220,000        123,000
  Corporate and other.....................................         29,000        126,000          7,000
                                                            -------------  -------------  -------------
  Total...................................................  $     671,000  $   5,205,000  $   1,290,000
                                                            -------------  -------------  -------------
                                                            -------------  -------------  -------------
DEPRECIATION AND AMORTIZATION:
  Hotel...................................................  $   2,072,000  $   3,060,000  $   3,086,000
  Gaming..................................................        389,000        477,000        262,000
  Corporate and other.....................................        495,000         65,000         54,000
                                                            -------------  -------------  -------------
  Total...................................................  $   2,956,000  $   3,602,000  $   3,402,000
                                                            -------------  -------------  -------------
                                                            -------------  -------------  -------------

    The Trust is an owner/lessor of real property and does not "operate" in different segments, and is therefore not subject to disclosure by segment. The Trust's net investment (initial cost less accumulated depreciation and provision for loss) in the two Las Vegas hotel/casinos was $21,306,000, and $22,798,000 December 31, 1994 and 1993, respectively.

12. REORGANIZATION AND DEBT REFINANCING.

REORGANIZATION

    Effective January 1, 1995 (the "Closing Date"), the Trust and the Corporation consummated the previously announced reorganization (the "Reorganization") with Starwood Capital Group, L.P. ("Starwood Capital") and certain affiliates of Starwood Capital (the "Starwood Partners").

    The Reorganization involved a number  of related transactions that  occurred simultaneously on the Closing Date. Such transactions included (i) the contribution by the Trust to SLT Realty Limited Partnership (the "Realty Partnership") of all of the properties and assets of the Trust including substantially all of the liabilities of the Trust (including the Senior Debt of the Trust ), in exchange for an approximate 28.3% interest as a general partner in the Realty Partnership, (ii) the contribution by the Starwood Partners to the

            STARWOOD LODGING TRUST AND STARWOOD LODGING CORPORATION
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

12. REORGANIZATION AND DEBT REFINANCING. (CONTINUED)
Realty Partnership of approximately $12,600,000 in cash and certain hotel properties and first mortgage notes, in exchange for limited partnership units representing the remaining approximate 71.7% interest in the Realty Partnership,
(iii) the contribution by the Corporation and its subsidiaries to SLC Operating Limited Partnership (the "Operating Partnership") of all of their properties and operating assets (except for their gaming assets, which are to be contributed upon approval by Nevada gaming authorities), subject to substantially all of their liabilities, in exchange for an approximate 28.3% interest as a general partner in the Operating Partnership, and (iv) the contribution by the Starwood Partners to the Operating Partnership of approximately $1,400,000 in cash and furnishings and equipment of the hotel properties, in exchange for limited partnership units representing the remaining approximate 71.7% interest in the Operating Partnership.

    Each partner in the Partnerships (including the Trust and the Corporation) will account for its respective investment in the Realty Partnership and the Operating Partnership under the equity method of accounting, in accordance with generally accepted accounting principles. For accounting purposes, neither the Trust nor Starwood Capital unilaterally control the Realty Partnership and neither the Corporation nor Starwood Capital unilaterally control the Operating Partnership.

    The following unaudited pro forma separate and combined condensed financial information is presented as if the Reorganization in which the Trust and Corporation contributed substantially all of their assets (subject to substantially all of their liabilities) in exchange for 28.3% general partnership interests in the Realty Partnership and the Operating Partnership (the "Partnerships") and the Starwood Partners contributed cash and other assets, subject to certain liabilities, in exchange for 71.7% limited partnership interests in the Partnerships had occurred on December 31, 1994 for balance sheet information and on January 1, 1994 for income statement information.

                                                                             DECEMBER 31, 1994
                                                                              (IN THOUSANDS)
                                                                    -----------------------------------
                                                                      TRUST     CORPORATION   COMBINED
                                                                    ----------  -----------  ----------
STARWOOD LODGING
Investment in Partnership.........................................  $   10,450   $  (1,742)  $    8,708
Income from investment in Partnership.............................         824        (742)          82
Net income per share..............................................  $     0.07   $   (0.06)  $     0.01


                                                                      REALTY     OPERATING    COMBINED
                                                                    ----------  -----------  ----------
SLT REALTY AND SLC OPERATING PARTNERSHIPS
Hotel assets, net.................................................  $  147,080   $  38,177   $  185,258
Total real estate investments.....................................     210,229      38,199      248,428
Total assets......................................................     254,044      55,502      282,630
Total debt........................................................     200,298      40,664      214,046
Partners' capital.................................................      49,166       4,206       53,372

Revenues..........................................................  $   33,189   $ 127,421   $  138,708
Expenses..........................................................      30,273     130,044      138,415
Net income (loss).................................................       2,916      (2,623)         293


    In addition, on March 24, 1995, a Starwood Partner exchanged $12 million of Senior Debt for additional limited partnership units of the Realty Partnership and the Operating Partnership.

    After giving effect to the Reorganization and such subsequent exchange of Senior Debt, the Trust has an approximate 25.4% interest in the Realty Partnership and the Corporation has an approximate 25.4%

            STARWOOD LODGING TRUST AND STARWOOD LODGING CORPORATION
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

12. REORGANIZATION AND DEBT REFINANCING. (CONTINUED) interest in the Operating Partnership, and the Starwood Partners hold limited partnership interests representing the remaining approximate 74.6% interest in each of the Realty Partnership and the Operating Partnership.

DEBT REFINANCING

    On March 24, 1995, the Realty Partnership and the Trust entered into an Amended and Restated Credit Agreement (the "New Credit Agreement") pursuant to which the Realty Partnership borrowed approximately $132 million (the "Loan") which was used primarily to refinance all outstanding Senior Debt (after the exchange by a Starwood Partner of $12 million of Senior Debt for units of the Realty Partnership and the Operating Partnership described above) and approximately $27 million of first mortgage debt. The Loan matures on April 1, 1997 (subject to the Realty Partnership's option to extend such maturity for 12 months subject to a principal payment of $10 million and on certain other conditions) and bears interest at a rate based on LIBOR plus 3%. In connection with the New Credit Agreement, the Warrants issued in connection with the prior Credit Agreement may be canceled upon the payment to a Starwood Partner of a $786,000 cancellation fee.

    Prior to maturity there are no mandatory principal payments on the loan, except that (i) if the Realty Partnership sells or refinances a hotel property or mortgage note (other than certain notes contributed by the Starwood Partners aggregating approximately $53 million (the "Harvey Notes")), it must reduce the principal of the Loan by at least 125% of the portion of the Loan allocated to such property or note and (ii) the net proceeds of any public offering (or private offerings to the extent the net proceeds thereof exceed $60 million) of equity interests in the Trust, the Corporation, the Realty Partnership or the Operating Partnership must be used to reduce the principal of the Loan until such principal is equal to or less than 50% of the fair market value of the assets which secure the Loan.

    The Loan is secured by first priority liens on substantially all of the assets of the Realty Partnership, other than the Harvey Notes. Up to $58 million of the obligations under the Loan is guaranteed by the Operating Partnership, which guaranty is secured by first priority liens on substantially all of the assets of the Operating Partnership. Each of the Trust and the Corporation, as general partner, is secondarily liable for the obligations under the Loan of the Realty Partnership and the Operating Partnership, respectively.

    The New Credit Agreement contains covenants that are similar to, but in general less restrictive than, those contained in the prior Credit Agreement, including (i) a requirement that the Realty Partnership and the Operating Partnership maintain a minimum combined net worth as defined ($40 million at March 24, 1995) The New Credit Agreement also restricts the ability of the Realty Partnership to incur other indebtedness.

    The Realty Partnership may, prior to January 1, 1996, borrow up to an additional $75 million to finance the acquisition of hotel properties and to refinance debt that is senior to the Loan. Each such acquisition loan will be in an amount equal to the lesser of (i) 60% of the purchase price (in the case of an acquisition) and (ii) 70% of the property's value (as determined by the lender), will be made on the same terms as the Loan and will be secured by a first priority lien on the related hotel property.

            STARWOOD LODGING TRUST AND STARWOOD LODGING CORPORATION
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

13. SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


                                      COMBINED                      TRUST                  CORPORATION
                             ---------------------------  --------------------------  ----------------------
                                  1994           1993          1994          1993        1994        1993
                             ---------------  ----------  --------------  ----------  ----------  ----------
FIRST QUARTER
  Revenue..................  $28,338,000      $27,831,000 $5,243,000      $5,082,000  $27,823,000 $27,253,000
  Net income (loss)........     (335,000)     (1,366,000)   (154,000)       (208,000)   (181,000) (1,158,000)
  Net income (loss) per
   share...................        (0.03)          (0.11)      (0.01)          (0.02)      (0.01)      (0.10)

SECOND QUARTER
  Revenue..................  $29,994,000      $30,310,000 $5,953,000      $5,477,000  $28,610,000 $29,421,000
  Net income (loss)........      933,000        (204,000)    288,000          41,000     645,000    (245,000)
  Net income (loss) per
   share...................         0.08           (0.02)       0.02            0.00        0.05       (0.02)

THIRD QUARTER
  Revenue..................  $29,666,000      $30,530,000 $5,737,000      $5,198,000  $28,809,000 $29,998,000
  Net income (loss)........   (2,715,000)(1)  (1,268,000) (2,313,000)(1)  (1,412,000)   (402,000)    144,000
  Net income (loss) per
   share...................        (0.22)          (0.10)      (0.19)          (0.12)      (0.03)       0.01

FOURTH QUARTER
  Revenue..................  $25,999,000      $28,484,000 $4,738,000      $4,585,000  $25,720,000 $28,156,000
  Net loss.................   (2,546,000)     (4,194,000) (1,286,000)     (2,310,000) (1,260,000) (1,884,000)
  Net loss per share.......        (0.21)          (0.35)      (0.11)          (0.19)      (0.10)      (0.16)


- ---------------
(1) During the quarter ended September 30, 1994, the Trust recorded a provision for investment losses of $759,000 and the Trust and the Corporation each recorded a provision of $1,324,000 for expenses related to the settlement of shareholder litigation (see Note 9).

(2) During the quarter ended September 30, 1993, the Trust recorded a provision for investment losses of $1,167,000. During the quarter ended December 31, 1993, the Trust recorded a provision for investment losses of $1,202,000 and the Trust and the Corporation each recorded a provision of $219,000 for expenses expected to be incurred upon settlement of shareholder litigation. (See Note 9.)

                                  SCHEDULE III
                    REAL ESTATE AND ACCUMULATED DEPRECIATION
                               DECEMBER 31, 1994

                                                                                                                           GROSS
                                                                                                                          AMOUNT
                                                                                                                         AT WHICH
                                                                                                                          CARRIED
                                                                                                            COSTS       AT CLOSE OF
                                                                                                        SUBSEQUENT TO     PERIOD
                                                                             INITIAL COST TO COMPANY     ACQUISITION    -----------
STARWOOD LODGING TRUST                                                     ---------------------------  --------------      (1)
                                                                                         BUILDING AND    BUILDING AND
DESCRIPTION                                                 ENCUMBRANCES      LAND       IMPROVEMENTS    IMPROVEMENTS      LAND
- ---------------------------------------------------------  --------------  -----------  --------------  --------------  -----------
HOTEL ASSETS:
Embassy Suites--Phoenix, AZ..............................   $  9,173,000   $ 2,889,000   $ 11,658,000    $    564,000   $ 2,889,000
Plaza Hotel--Tucson, AZ..................................             --(2)     898,000     3,809,000          66,000       898,000
Vagabond Inn--Rosemead, CA...............................        --            700,000      2,100,000         --            700,000
Vagabond Inn--Sacramento, CA.............................        --            700,000      3,200,000         --            700,000
Vagabond Inn--Woodland Hills, CA.........................        --          1,200,000      3,200,000         --          1,200,000
Hilton Inn--Gainesville, FL..............................        --          1,002,000      3,759,000       1,582,000     1,002,000
Holiday Inn--Albany, GA..................................      6,000,000       796,000      4,980,000         123,000       796,000
Best Western Riverfront Inn--Savannah, GA................        --            431,000      3,745,000         200,000       431,000
Bay Valley Hotel--Bay City, MI...........................      4,075,000     2,501,000      5,472,000       1,193,000     2,501,000
Bourbon Street Hotel and Casino--Las Vegas, NV...........        --          8,435,000      8,668,000       5,446,000     8,435,000
King 8 Hotel and Casino--Las Vegas, NV...................        139,000     5,396,000     13,579,000       1,938,000     5,396,000
Best Western Airport Inn--Albuquerque, NM................             --(3)     285,000     4,880,000          12,000       285,000
Best Western Mesilla Valley Inn--Las Cruces, NM..........        --          1,150,000      3,295,000          28,000       860,000
Columbus Best Western--Columbus, OH......................        --            854,000      2,300,000          27,000       854,000
Portland Inn--Portland, OR...............................      1,854,000     1,900,000      3,768,000         239,000     2,020,000
Riverside Inn--Portland, OR..............................        --          1,300,000      3,375,000         235,000     1,420,000
Marriott Park Central--Dallas, TX........................      5,148,000(3)   3,814,000     8,018,000         591,000     3,815,000
Best Western Airport Inn--El Paso, TX....................        --          1,400,000      3,409,000          85,000     1,400,000
Residence Inn--Tysons Corner, VA.........................      6,349,000     1,418,000      4,119,000         455,000     1,418,000
Days Inn Town Center--Seattle, WA........................        --            250,000      1,483,000          18,000       250,000
Meany Tower Hotel--Seattle, WA...........................             --(3)   1,700,000     6,270,000         207,000     1,820,000
Sixth Avenue Inn--Seattle, WA............................        --          1,150,000      1,570,000          31,000     1,150,000
Tyee Motor Inn--Tumwater, WA.............................             --(3)   1,008,000     1,562,000         969,000       944,000
                                                           --------------  -----------  --------------  --------------  -----------
                                                            $ 32,738,000   $41,177,000   $108,219,000    $ 14,009,000   $41,184,000
                                                           --------------  -----------  --------------  --------------  -----------
                                                           --------------  -----------  --------------  --------------  -----------
- -----------------
(1)   As of  December 31, 1994,  real estate and  furniture and equipment
     have a cost of $189,367,000 for federal tax income purposes.                                        Land.....................
(2)  Land Cost includes costs allocated to leasehold interest in land  of
 $548,000                                                                                                            Furniture and
    at the Tucson property.                                                                               Equipment...............
(3)  Land costs represents costs allocated to leasehold interest in land.                                    Total hotels and land
(4)   Includes reserve for losses discussed in  Notes 1 and 3 of Notes to                                 under lease.............
 the
    Financial Statements.
(5)  Substantially  all properties  are encumbered by  the Secured  Notes
     Payable and Revolving Line of Credit.

                                                                                 (4)
STARWOOD LODGING TRUST                                          (1)          ACCUMULATED
                                                            BUILDING AND   DEPRECIATION &      YEAR OF        DATE
DESCRIPTION                                                 IMPROVEMENTS    AMORTIZATION    CONSTRUCTION    ACQUIRED       LIFE
- ---------------------------------------------------------  --------------  ---------------  -------------  -----------      ---
HOTEL ASSETS:
Embassy Suites--Phoenix, AZ..............................   $ 12,223,000    $   3,690,000       1981         12/13/83           35
Plaza Hotel--Tucson, AZ..................................      3,875,000        1,147,000       1971          9/16/86           35
Vagabond Inn--Rosemead, CA...............................      2,100,000          524,000       1974          9/16/86           35
Vagabond Inn--Sacramento, CA.............................      3,200,000          754,000       1975          9/16/86           35
Vagabond Inn--Woodland Hills, CA.........................      3,200,000          754,000       1973          9/16/86           35
Hilton Inn--Gainesville, FL..............................      5,341,000        1,157,000       1974         11/24/86           35
Holiday Inn--Albany, GA..................................      5,103,000          848,000       1989           6/9/89           35
Best Western Riverfront Inn--Savannah, GA................      3,946,000        1,815,000       1971         12/11/86           35
Bay Valley Hotel--Bay City, MI...........................      6,666,000        2,001,000       1973          5/10/84           35
Bourbon Street Hotel and Casino--Las Vegas, NV...........     14,172,000       13,918,000     1964/1975       2/01/88           35
King 8 Hotel and Casino--Las Vegas, NV...................     15,532,000        8,225,000     1974/1979        2/1/88           35
Best Western Airport Inn--Albuquerque, NM................      4,892,000        1,212,000       1980          9/16/86           35
Best Western Mesilla Valley Inn--Las Cruces, NM..........      3,320,000          827,000       1974          9/16/86           35
Columbus Best Western--Columbus, OH......................      2,327,000          197,000       1971          1/24/92           35
Portland Inn--Portland, OR...............................      4,008,000          898,000       1962          9/16/86           35
Riverside Inn--Portland, OR..............................      3,610,000          807,000       1964          9/16/86           35
Marriott Park Central--Dallas, TX........................      8,608,000        4,435,000       1972          9/09/88           35
Best Western Airport Inn--El Paso, TX....................      3,494,000          815,000       1974          9/16/86           35
Residence Inn--Tysons Corner, VA.........................      4,574,000        1,326,000       1984          7/01/84           35
Days Inn Town Center--Seattle, WA........................      1,500,000        1,305,000       1957          9/16/86           13
Meany Tower Hotel--Seattle, WA...........................      6,477,000        1,489,000       1932          9/16/86           35
Sixth Avenue Inn--Seattle, WA............................      1,601,000        1,797,000       1959          9/16/86           13
Tyee Motor Inn--Tumwater, WA.............................      2,531,000          528,000       1961          2/17/87           35
                                                           --------------  ---------------
                                                            $122,300,000    $  50,469,000
                                                           --------------  ---------------
                                                           --------------  ---------------
- -----------------
(1)   As of  December 31, 1994,  real estate and  furnitu
     have a cost of $189,367,000 for federal tax income p     41,184,000         --
(2)  Land Cost includes costs allocated to leasehold inte
 $548,000
    at the Tucson property.                                   25,124,000       21,429,000
(3)  Land costs represents costs allocated to leasehold i  --------------  ---------------
(4)   Includes reserve for losses discussed in  Notes 1 a   $188,608,000(5)  $  71,899,000
 the
    Financial Statements.                                  --------------  ---------------
                                                           --------------  ---------------
(5)  Substantially  all properties  are encumbered by  th
     Payable and Revolving Line of Credit.


                                  (Continued)

                    REAL ESTATE AND ACCUMULATED DEPRECIATION

    A reconciliation of the Trust's investment in real estate, furniture and fixtures and related accumulated depreciation is as follows:

                                                                            YEAR ENDED DECEMBER 31,
                                               ---------------------------------------------------------------------------------
                                                        1994                       1993                         1992
                                               -----------------------  ---------------------------  ---------------------------
REAL ESTATE AND FURNITURE AND FIXTURES
Balance at beginning of period...............  $      224,170,000       $     246,356,000            $     258,902,000
Additions during period:
  Acquisitions...............................
  Improvements...............................           2,270,000               1,372,000                    9,384,000
U.S. Equity Step-up in Basis.................            --                       899,000                        --
Reclass of construction in progress..........            --                         --                        (113,000)
Deductions during period:
  Sales of properties........................         (37,832,000)            (24,457,000)                 (21,817,000)
                                               -----------------------      -------------                -------------
Balance at end of Period.....................         188,608,000             224,170,000                  246,356,000
                                               -----------------------      -------------                -------------
                                               -----------------------      -------------                -------------
ACCUMULATED DEPRECIATION:
Balance at beginning of period...............  $       94,252,000       $     105,338,000            $     108,134,000
Additions--depreciation expense..............           5,205,000               5,630,000                    6,753,000
Deductions--sales of properties..............         (27,997,000)            (19,085,000)                 (12,746,000)
Provision for investment losses:
  St. Louis, MO..............................                                     858,000 (1)(3                  --
  Dallas, TX.................................                                     459,000(3)                     --
  Jacksonville, FL...........................             389,000(3)              272,000(3)                 1,050,000(2)(3)
  Savannah, GA...............................                                     300,000(3)                   760,000(2)(3)
  New Port Richey, FL........................                                     200,000 (1)(3
  Brunswick, GA..............................                                     150,000 (1)(3                440,000(2)(3)
  Fayetteville, NC...........................              50,000(3)              100,000 (1)(3
  Cumberland, GA.............................                                                                  697,000(2)(3)
  Northlake, GA..............................                                                                  250,000(2)(3)
  Rosemead, CA...............................                                      30,000(3)                     --
                                               -----------------------      -------------                -------------
                                                          439,000               2,369,000                    3,197,000
                                               -----------------------      -------------                -------------
Balance at end of period.....................  $       71,899,000       $      94,252,000            $     105,338,000
                                               -----------------------      -------------                -------------
                                               -----------------------      -------------                -------------

- ------------
(1) Provision for loss was recorded primarily as a result of all cash offers to sell hotels, previously identified for sale, at amounts lower than their current net book values.

(2) Provision for loss was recorded as a result of the deterioration of hotels in the Southeast and the acceptance of offers for the sale of hotels at amounts less than net book value.

(3) Provision for loss was recorded as a result of the difference between the net book value of properties which had been identified for sale and their estimated fair values.

                                  (Continued)

                    REAL ESTATE AND ACCUMULATED DEPRECIATION
                               DECEMBER 31, 1994

                                                                                                                           GROSS
                                                                                                                          AMOUNT
                                                                                                                         AT WHICH
                                                                                                                          CARRIED
                                                                                                            COSTS       AT CLOSE OF
                                                                                                        SUBSEQUENT TO     PERIOD
                                                                             INITIAL COST TO COMPANY     ACQUISITION    -----------
HOTEL INVESTORS CORPORATION                                                ---------------------------  --------------      (1)
                                                                                         BUILDING AND    BUILDING AND
DESCRIPTION                                                 ENCUMBRANCES      LAND       IMPROVEMENTS    IMPROVEMENTS      LAND
- ---------------------------------------------------------  --------------  -----------  --------------  --------------  -----------
HOTEL ASSETS:
Embassy Suites--Phoenix, AZ..............................   $         --   $        --   $         --    $     45,000   $        --
Plaza Hotel--Tucson, AZ..................................        --            595,000        --              --            978,000
Hilton Inn--Gainesville, FL..............................        --            --             --               39,000       --
Holiday Inn--Albany, GA..................................        --            --             --               64,000       --
Bay Valley Hotel--Bay City, MI...........................        --            --             --              179,000       --
Best Western North--Columbus, OH.........................        --            --             --               61,000         4,000
Best Western Airport Inn--Albuquerque, NM................        --            325,000        --              --            372,000
Best Western Mesilla Valley Inn--Las Cruces, NM..........        --            --             --              --            252,000
Portland Inn--Portland, OR...............................        --          2,185,000        --               78,000     2,185,000
Riverside Inn--Portland, OR..............................        --          2,123,000         87,000          26,000     2,124,000
Best Western Airport Inn--El Paso, TX....................        --            --             --               18,000       --
Residence Inn--Tysons Corner, VA.........................        --            --             --               33,000       --
Days Inn Town Center--Seattle, WA........................        --            429,000          4,000         204,000       429,000
Meany Tower Hotel--Seattle, WA...........................        --          3,437,000        302,000          66,000     3,437,000
Sixth Avenue Inn--Seattle, WA............................        --          1,515,000         24,000         118,000     1,515,000
Best Western Inn--Savannah, GA...........................        --            --             --               47,000       --
Marriott Hotel--Milwaukee, WI............................   $ 13,106,000     2,500,000     17,422,000       3,499,000     2,500,000
                                                           --------------  -----------  --------------  --------------  -----------
                                                            $ 13,106,000   $13,109,000   $ 17,839,000    $  4,477,000   $13,796,000
                                                           --------------  -----------  --------------  --------------  -----------
                                                           --------------  -----------  --------------  --------------  -----------
- -----------------
(1)  As  of December 31,  1994, real estate  and furniture and  equipment
     have a cost of $51,339,000 for federal tax income purposes.                                         Land.....................
(2)   Includes reserve for losses discussed in  Notes 1 and 3 of Notes to                                            Furniture and
     the Financial Statements.                                                                            Equipment...............
(3)  Amount  excludes $1,225,000  third trust  deed note  payable to  the                                    Total hotels and land
     Trust  and $15,691,000 fourth trust deed note payable. See Note 5 to                                 under lease.............
     Notes to Financial Statements.


                                                                                 (2)
HOTEL INVESTORS CORPORATION                                     (1)          ACCUMULATED
                                                            BUILDING AND   DEPRECIATION &      YEAR OF        DATE
DESCRIPTION                                                 IMPROVEMENTS    AMORTIZATION    CONSTRUCTION    ACQUIRED       LIFE

- ---------------------------------------------------------  --------------  ---------------  -------------  -----------      ---

HOTEL ASSETS:
Embassy Suites--Phoenix, AZ..............................   $     45,000    $       7,000       1981         12/13/83           35

Plaza Hotel--Tucson, AZ..................................                         182,000       1971          9/16/86           35

Hilton Inn--Gainesville, FL..............................         39,000           11,000       1974         11/24/86           35

Holiday Inn--Albany, GA..................................         64,000            6,000       1989           6/9/89           35

Bay Valley Hotel--Bay City, MI...........................        179,000           25,000       1973          5/10/84           35

Best Western North--Columbus, OH.........................         62,000            3,000        --            --           --

Best Western Airport Inn--Albuquerque, NM................        --                80,000       1980          9/16/86           35

Best Western Mesilla Valley Inn--Las Cruces, NM..........        --                25,000       1974          9/16/86           35

Portland Inn--Portland, OR...............................         78,000          480,000       1962          9/16/86           35

Riverside Inn--Portland, OR..............................        113,000          507,000       1964          9/16/86           35

Best Western Airport Inn--El Paso, TX....................         18,000            3,000       1974          9/16/86           35

Residence Inn--Tysons Corner, VA.........................         33,000            7,000       1984          7/01/84           35

Days Inn Town Center--Seattle, WA........................        208,000          257,000       1957          9/16/86           13

Meany Tower Hotel--Seattle, WA...........................        368,000          869,000       1932          9/16/86           35

Sixth Avenue Inn--Seattle, WA............................        142,000          779,000       1959          9/16/86           13

Best Western Inn--Savannah, GA...........................         47,000            2,000       1961          2/17/87           35

Marriott Hotel--Milwaukee, WI............................     20,920,000        1,964,000
                                                           --------------  ---------------
                                                            $ 22,316,000    $   5,207,000
                                                           --------------  ---------------
                                                           --------------  ---------------
- -----------------
(1)  As  of December 31,  1994, real estate  and furnitur
     have a cost of $51,339,000 for federal tax income pu     13,796,000         --
(2)   Includes reserve for losses discussed in  Notes 1 a
     the Financial Statements.                                15,630,000       12,058,000
                                                           --------------  ---------------
(3)  Amount  excludes $1,225,000  third trust  deed note
     Trust  and $15,691,000 fourth trust deed note payabl
     Notes to Financial Statements.                         $ 51,742,000    $  17,265,000
                                                           --------------  ---------------
                                                           --------------  ---------------


                                  (Continued)

                    REAL ESTATE AND ACCUMULATED DEPRECIATION

    A reconciliation of the Trust's investment in real estate, furniture and fixtures and related accumulated depreciation is as follows:

                                                                                 YEAR ENDED DECEMBER 31,
                                                                    -------------------------------------------------
                                                                         1994             1993             1992
                                                                    ---------------  ---------------  ---------------
REAL ESTATE AND FURNITURE AND FIXTURES
Balance at beginning of year......................................  $    54,790,000  $    51,972,000  $    51,199,000
Additions during period:
  Improvements....................................................          671,000        5,205,000        1,290,000
  Acquisitions....................................................
Deductions:
  Reclass.........................................................        --                 388,000        --
  Sales of properties.............................................       (3,720,000)      (2,775,000)        (517,000)
                                                                    ---------------  ---------------  ---------------
Balance at end of year............................................  $    51,741,000  $    54,790,000  $    51,972,000
                                                                    ---------------  ---------------  ---------------
                                                                    ---------------  ---------------  ---------------
ACCUMULATED DEPRECIATION:
Balance at beginning of year......................................  $    17,459,000  $    15,413,000  $    12,377,000
Additions--Depreciation expense...................................        2,956,000        3,602,000        3,373,000
Deductions--Sales of properties...................................       (3,149,000)      (1,842,000)        (337,000)
Reclass...........................................................        --                 286,000        --
                                                                    ---------------  ---------------  ---------------
Balance at end of year............................................  $    17,266,000  $    17,459,000  $    15,413,000
                                                                    ---------------  ---------------  ---------------
                                                                    ---------------  ---------------  ---------------

                                  (Concluded)

                                  SCHEDULE IV
                         MORTGAGE LOANS ON REAL ESTATE
                               DECEMBER 31, 1994

                                                                                        INTEREST       FINAL      PERIODIC
DESCRIPTION                                                                               RATE       MATURITY      PAYMENT
- ------------------------------------------------------------------------------------  ------------  -----------  -----------
STARWOOD LODGING TRUST
First Mortgages:
Vagabond Inns--Stockton and Modesto, CA.............................................       10.00%         1996    $      --(2)
Ramada Inn--Jefferson City, MO......................................................       11.00%         1997           --(3)
Days Inn--Albany, GA................................................................       10.00%         1996       12,554(5)
Days Inn--Irving, TX................................................................        9.00%         1997       13,276(8)
Vantage Hotel--Tucker, GA...........................................................        9.00%         1998        9,000(9)
Sheraton--New Port Richey, FL and Holiday Inn--Brunswick, GA........................           8%         2001           --(6)
Holiday Inn--Jacksonville, FL.......................................................           9%         2001           --(7)
Ramada Inn--Fayetteville, NC........................................................           9%         2006           --(10)

Second Mortgages:
Viscount Hotel--Dallas, TX..........................................................        8.75%         2017        1,982(4)
Allowance for loan losses...........................................................


                                                                                                   FACE AMOUNT     CARRYING
                                                                                                       OF         AMOUNT OF
DESCRIPTION                                                                           PRIOR LIENS   MORTGAGES   MORTGAGES (1)
- ------------------------------------------------------------------------------------  -----------  -----------  --------------
STARWOOD LODGING TRUST
First Mortgages:
Vagabond Inns--Stockton and Modesto, CA.............................................      no       $ 1,995,000   $  1,780,000
Ramada Inn--Jefferson City, MO......................................................      no         4,500,000      1,774,000
Days Inn--Albany, GA................................................................      no         1,050,000        745,000
Days Inn--Irving, TX................................................................      no         1,650,000      1,509,000
Vantage Hotel--Tucker, GA...........................................................      no         1,985,000      1,952,000
Sheraton--New Port Richey, FL and Holiday Inn--Brunswick, GA........................      no         3,070,000      3,060,000
Holiday Inn--Jacksonville, FL.......................................................      no         2,300,000      2,299,000
Ramada Inn--Fayetteville, NC........................................................      no           800,000        796,000
Second Mortgages:
Viscount Hotel--Dallas, TX..........................................................      yes          264,000        234,000
Allowance for loan losses...........................................................                   --            (100,000)
                                                                                                   -----------  --------------
                                                                                                   $17,614,000   $ 14,049,000
                                                                                                   -----------  --------------
                                                                                                   -----------  --------------

                                                                                      PRINCIPAL AMOUNT
                                                                                      OF LOANS SUBJECT
                                                                                        TO DELINQUENT
                                                                                        PRINCIPAL OR
DESCRIPTION                                                                               INTEREST
- ------------------------------------------------------------------------------------  -----------------
STARWOOD LODGING TRUST
First Mortgages:
Vagabond Inns--Stockton and Modesto, CA.............................................         --
Ramada Inn--Jefferson City, MO......................................................         --
Days Inn--Albany, GA................................................................         --
Days Inn--Irving, TX................................................................         --
Vantage Hotel--Tucker, GA...........................................................         --
Sheraton--New Port Richey, FL and Holiday Inn--Brunswick, GA........................         --
Holiday Inn--Jacksonville, FL.......................................................         --
Ramada Inn--Fayetteville, NC........................................................         --
Second Mortgages:
Viscount Hotel--Dallas, TX..........................................................         --
Allowance for loan losses...........................................................         --
                                                                                      -----------------
                                                                                             --
                                                                                      -----------------
                                                                                      -----------------


- -----------------
 (1) As of December 31, 1994, the aggregate cost (before allowance for loan losses) for federal income tax purposes is not significantly different from that used for book purposes.

 (2) The notes provide for monthly payments of interest plus additional annual payments based on a percentage of the hotels' sales, a portion of which is applied to principal.

 (3) Principal and interest due monthly based on a 30-year amortization schedule with unpaid principal of $1,750,000 due in January 1997.

 (4)  Plus contingent interest of 4% of room sales of the hotel.

 (5) Principal and interest due monthly based on a 10-year amortization schedule with unpaid principal of $591,000 due in November 1996.

 (6) Principal and interest due monthly based on a 25-year amortization schedule with unpaid principal of $2,490,000 due in August 2001.

 (7) Principal and interest due monthly based on a 30-year amortization schedule with unpaid principal of $2,156,000 due in December 2001.

 (8) Principal and interest due monthly based on a 30-year amortization schedule with unpaid principal of $1,450,000 due in March 1997.

 (9) Principal and interest due monthly based on a 25-year amortization schedule with unpaid principal of $1,857,000 due in June 1998.

(10) Principal and interest due monthly based on a 12-year amortization schedule with unpaid principal of $9,000 due in December 2006.

                                  (Continued)

                        RECONCILIATION OF MORTGAGE LOANS

                                                                              YEARS ENDED DECEMBER 31,
                                                                  -------------------------------------------------
                                                                       1994             1993             1992
                                                                  ---------------  ---------------  ---------------
Balance at beginning of year....................................  $    11,642,000  $    10,010,000  $    10,669,000
Additions--
New Mortgage Loans..............................................        6,270,000        1,985,000        3,865,000
Deductions--
Principal Payments..............................................       (2,382,000)        (353,000)        (957,000)
Amortization of discount........................................        --               --               --
Allowance for loan loss.........................................         (320,000)       --                (223,000)
Discount for prepayment(2)......................................          (55,000 (3)       --              (90,000)(2)
Cancellation of Note(1).........................................        --               --              (3,254,000)
Proceeds from foreclosure sale(4)...............................       (1,106,000)       --               --
                                                                  ---------------  ---------------  ---------------
Balance at end of year..........................................  $    14,049,000  $    11,642,000  $    10,010,000
                                                                  ---------------  ---------------  ---------------
                                                                  ---------------  ---------------  ---------------

- ------------
(1) In January 1992, in lieu of foreclosure, the Trust canceled its note and released its mortgage on the Columbus Best Western North.

(2) In 1992, the Trust discounted the Note on the Brunswick, Georgia property as consideration for the early pay-off of the note.

(3) In 1994, the Trust discounted the note on the Spartanburg, South Carolina property as consideration for the early payoff of the note.

(4) In 1994, the Trust foreclosed on the Merrimack, New Hampshire property.

                                  (Concluded)

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS.

THE REORGANIZATION

    On January 31, 1995 (the "Closing Date"), the Trust and the Corporation consummated a previously announced reorganization (the "Reorganization") with Starwood Capital Group, L.P. ("Starwood Capital") and certain affiliates of Starwood Capital (the "Starwood Partners") effective January 1, 1995.

    The Reorganization involved a number  of related transactions that  occurred simultaneously on the Closing Date. Such transactions included (i) the contribution by the Trust to SLT Realty Limited Partnership (the "Realty Partnership") of all of the properties and assets of the Trust, subject to substantially all of the liabilities of the Trust (including the senior debt (the "Senior Debt") of the Trust), in exchange for an approximate 28.3% interest as a general partner in the Realty Partnership, (ii) the contribution by the Starwood Partners to the Realty Partnership of approximately $12,600,000 in cash and certain hotel properties and first mortgage notes, in exchange for limited partnership units representing the remaining approximate 71.7% interest in the Realty Partnership, (iii) the contribution by the Corporation and its subsidiaries to SLC Operating Limited Partnership (the "Operating Partnership") of all of their properties and operating assets (except for their gaming assets, which are to be contributed upon approval by Nevada gaming authorities), subject to substantially all of their liabilities, in exchange for an approximate 28.3% interest as a general partner in the Operating Partnership, and (iv) the contribution by the Starwood Partners to the Operating Partnership of approximately $1,400,000 in cash and furnishings and equipment of the hotel properties, in exchange for limited partnership units representing the remaining approximate 71.7% interest in the Operating Partnership. In addition, on March 24, 1995 a Starwood Partner exchanged $12,000,000 of Senior Debt for additional limited partnership units of the Realty Partnership and the Operating Partnership.

    After giving effect to the Reorganization and the subsequent exchange of Senior Debt, the Trust has an approximate 25.4% interest in the Realty Partnership and the Corporation has an approximate 25.4% interest in the Operating Partnership, and the Starwood Partners hold limited partnership interests representing the remaining approximate 74.6% interest in each of the Realty Partnership and the Operating Partnership.

    The limited partnership units of the Realty Partnership and the Operating Partnership held by the Starwood Partners are (subject to the ownership limit provisions of the Trust and the Corporation) exchangeable by the Starwood Partners, for, at the option of the Trust and the Corporation, either cash, Paired Shares of the Trust and the Corporation representing up to approximately 74.6% of the Paired Shares after such exchange, or a combination of cash and such Paired Shares. The ownership limit provisions of the Trust and the Corporation are designed to preserve the status of the Trust as a REIT for tax purposes by providing that in general no shareholder may own, directly or indirectly, more than 8.0% of the outstanding Paired Shares.

    Since the Reorganization, the Trust has conducted all of its business and operations through the Realty Partnership. As of the closing of the Reorganization, the Realty Partnership held fee interests, ground leaseholds and mortgage loan interests in 43 hotel properties containing over 8,500 rooms located in 19 states throughout the United States. The Trust controls the Realty Partnership as the sole general partner of the Realty Partnership.

    After the Reorganization, the Corporation (together with its wholly-owned subsidiaries) has conducted all of its business and operations (other than its gaming operations) through the Operating Partnership. As of the closing of the Reorganization, the Operating Partnership leased from the Realty Partnership all but three of the hotel properties owned in fee or held pursuant to long-term leases by the Realty Partnership. Upon receipt of Nevada gaming regulatory approvals, the Corporation will control the Operating Partnership as its managing general partner. Prior to the receipt of such approvals, the Operating Partnership is being managed by a management committee, the members of which are identical to the members of the Board of Directors of the Corporation that will hold office upon receipt of Nevada gaming regulatory approvals.

    Prior to the receipt of Nevada gaming regulatory approvals, the gaming operations (which consist of two hotel/casinos located in Las Vegas, Nevada) are being operated through a wholly owned subsidiary of the Corporation. Upon receipt of such approvals (or such time as such approvals are no longer required), all of the assets and liabilities of such subsidiary (or, if those assets have been disposed of, the net proceeds of such disposition) will be transferred to a limited partnership owned 99% by the Operating Partnership, as limited partner, and 1% by such subsidiary, as general partner.

1995 DEBT REFINANCING

    On March 24, 1995, the Realty Partnership and the Trust entered into an Amended and Restated Credit Agreement (the "New Credit Agreement") pursuant to which the Realty Partnership borrowed approximately $132 million (the "Loan") which was used primarily to refinance all outstanding Senior Debt (after taking into account the exchange by a Starwood Partner of $12 million of Senior Debt for units of the Realty Partnership and the Operating Partnership described above) and approximately $27 million of first mortgage debt. The Loan matures on April 1, 1997 (subject to the Realty Partnership's option to extend such maturity for 12 months subject to a principal payment of $10 million and on certain other conditions) and bears interest at a rate based on LIBOR plus 3%.

    Prior to maturity there are no mandatory principal payments on the Loan, except that (i) if the Realty Partnership sells or refinances a hotel property or mortgage note (other than certain notes contributed by the Starwood Partners aggregating $53 million ("the Harvey notes")), it must reduce the principal of the Loan by at least 125% of the portion of the Loan allocated to such property or note and (ii) the net proceeds of any public offering (or private offerings to the extent the net proceeds thereof exceed $60 million) of equity interests in the Trust, the Corporation, the Realty Partnership or the Operating Partnership must be used to reduce the principal of the Loan until such principal is equal to or less than 50% of the fair market value of the assets which secure the Loan.

    The Loan is secured by liens on substantially all of the assets of the Realty Partnership, other than the Harvey notes. Up to $58 million of the obligations under the Loan is guaranteed by the Operating Partnership. Such guaranty is secured by first priority liens on substantially all of the assets of the Operating Partnership. Each of the Trust and the Corporation, as general partner, is secondarily liable for the obligations under the Loan of the Realty Partnership and the Operating Partnership, respectively.

    The New Credit Agreement contains covenants that are similar to, but in general less restrictive than, those contained in the Prior Credit Agreement described below, including (i) a requirement that the Realty Partnership and the Operating Partnership maintain a combined net worth at least equal to (a) $40 million, plus (b) 75% of the net proceeds of equity contributed to the Realty Partnership (unless used within six months to acquire hotel assets or that constitute equity in hotel assets, each of which will be governed by clause (c) below), plus (c) 50% of the net equity book value of hotel assets contributed to or acquired by the Realty Partnership during the term of the Loan; (ii)
restrictions on the ability of the Realty Partnership to incur other indebtedness; and (iii) a right of the Realty Partnership and the Operating Partnership to pay distributions to its partners up to certain specific amounts and a right of the Trust and the Corporation to pay distributions to their shareholders. The Realty Partnership also has the right to acquire certain additional hotels that meet certain cash flow tests.

    The Realty Partnership may, prior to January 1, 1996, borrow up to an additional $75 million to finance the acquisition of hotel properties and to refinance debt that is senior to the Loan. Each such acquisition loan will be in an amount equal to the lesser of (i) 60% of the purchase price (in the case of an acquisition) or (ii) 70% of the property's value (as determined by the lender), will be made on the same terms as the Loan and will be secured by a lien on the related hotel property.

PRIOR DEBT RESTRUCTURING

    Pursuant to a Credit Agreement dated as of January 28, 1993 (the "Prior Credit Agreement"), the Trust restructured approximately $128 million of Senior Debt as a term loan and revolving credit facility. The Senior Debt was assumed by the Realty Partnership as of the Closing Date. The Prior Credit Agreement required that the debt restructuring take place in three closings, the first two of which were completed in 1993. At the first two closings, among other things, the Trust and the Corporation granted liens and security interests on substantially all of the assets of the Trust and the Corporation and the Trust and the Corporation entered into a warrant agreement (the "Warrant Agreement") pursuant to which the Trust and the Corporation were to have issued ten-year warrants (the "Lender Warrants") to purchase a number of Paired Shares equal to 9.9% of the then outstanding Paired Shares, at an exercise price of $.625 per Paired Share.

    On February 28, 1994, the Prior Credit Agreement was amended to, among other things, collaterally assign to the lenders under the Prior Credit Agreement liens and security interests on substantially all of the intercompany leases between the Trust and the Corporation, and the Warrant Agreement was amended to provide for the issuance at such time of Lender Warrants for the aggregate of 1,333,143 Paired Shares at an exercise price of $.625 per Paired Share.

    On August 31, 1994, one-third of the Lender Warrants were canceled as a result of the Trust's cumulative principal payments in excess of $13,000,000. The Trust and the holders of the Senior Debt agreed to successive extensions of the maturity of the Senior Debt and of the date for the third closing under the Prior Credit Agreement to May 31, 1995. At the third closing, among other things, the Trust and the Corporation were to have merged.

    In connection with the refinancing, the Realty Partnership paid $514,000 to one of the Senior Lenders and a portion of the Lender Warrants were canceled. In connection with the New Credit Agreement, the remaining Lender Warrants could be canceled upon the payment to a Starwood Partner of a $786,000 cancellation fee. Effective March 31, 1995 the Realty Partnership issued an unsecured note payable to the Starwood Partner and the remaining warrants were canceled. The note is due and payable in August 1995.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1994

    THE TRUST. Since the Reorganization, the Trust has conducted all of its business and operations through the Realty Partnership. The Trust's equity interest in income before extraordinary items, extraordinary items and net income for the three months ended March 31, 1995 of the Realty Partnership were $289,000 or $0.02 per share, $363,000 or $0.03 per share, and $652,000 or $0.05 per share, respectively. See the Trust and the Realty Partnership below for a comparison of the operating results of the Realty Partnership for the three months ended March 31, 1995 to the operating results of the Trust for the same period in 1994.

    THE TRUST AND THE REALTY PARTNERSHIP. Rents from the Operating Partnership and from the Corporation to the Realty Partnership totaled $5,163,000 for the three months ended March 31, 1995. Rents from the Corporation to the Trust totaled $4,313,000 for the same period in 1994. Rental income increased by $238,000 as a result of increased hotel revenues and therefore higher percentage rents from the hotels leased by the Operating Partnership and the Corporation from the Realty Partnership during 1995 which were leased by the Corporation from the Trust during 1994. An increase of $1,042,000 resulted from the Lexington, Kentucky; Rancho Bernardo, California; Washington, D.C.; and Wichita, Kansas hotels which were contributed by Starwood Capital to the Realty Partnership and are being leased by the Operating Partnership from the Realty Partnership effective January 1, 1995. The increases were offset by a decrease in rents of $430,000 resulting from the sale of hotels in Austin, Texas (April,
1994); New Port Richey, Florida (August 1994); Brunswick, Georgia (August 1994); Fayetteville, North Carolina (November 1994); and Jacksonville, Florida (November 1994).

    Interest income from the Operating Partnership and the Corporation to the Realty Partnership totaled $767,000 for the three months ended March 31, 1995. Interest from the Corporation to the Trust totaled $415,000 for the same period in 1994. As a result of the Trust's moratorium on interest payable to the Trust on the Corporation's debt to the Trust during 1994, no interest was paid or accrued during the three months ended March 31, 1994 other than on the mortgage notes held by the Trust which are secured by the

Milwaukee Marriott Hotel. Following the cancellation of debt payable by the Corporation to the Trust, the remaining debt in the amount of $10,000,000 (excluding the Milwaukee notes) was contributed to the Realty Partnership by the Trust and was assumed from the Corporation by the Operating Partnership. The debt payable by the Operating Partnership and the Corporation to the Realty Partnership is payable on demand and bears interest at a rate of prime plus 2%. As a result, interest income from the Operating Partnership and the Corporation to the Realty Partnership increased by $304,000 for the three months ended March 31, 1995.

    Interest from mortgage notes and other notes amounted to $2,566,000 for the Realty Partnership and $339,000 for the Trust for the three months ended March 31, 1995 and 1994, respectively. An increase of $2,177,000 resulted from the notes receivable which were contributed by Starwood Capital to the Realty Partnership effective January 1, 1995.

    Interest expense for the Realty Partnership amounted to $5,509,000 and for the Trust amounted to $3,779,000 for the three months ended March 31, 1995 and 1994, respectively. An increase of $1,242,000 was a result of the assumption of the notes payable which were secured by the assets contributed by the Starwood Partners effective January 1, 1995 and $508,000 resulted from an increase in the interest rate payable on the Senior Debt. The increases were partially offset by a reduction in interest payable as a result of the January 31, 1995 payoff of a mortgage note having a principal amount of $4,075,000 which was secured by a hotel located in Bay Valley, Michigan.

    Depreciation and amortization expense amounted to $1,691,000 for the Realty Partnership and $1,252,000 for the Trust for the three months ended March 31, 1995 and 1994, respectively. The increase is a result of the addition of Starwood Capital contributed properties ($316,000) and the amortization of reorganization costs ($152,000) which are being amortized over five years.

    Loss on sale for the quarter ended March 31, 1995 reflects a discount of $113,000 resulting from the early payoff of the mortgage note receivable relating to the Irving, Texas property which was sold in 1992.

    As described above, effective January 28, 1993, the Trust restructured its debt under the terms of the Prior Credit Agreement. Management concluded that this debt restructuring represented a "troubled debt restructuring" as defined under generally accepted accounting principals, and accordingly, upon execution of the Prior Credit Agreement accrued all known current or future identifiable debt restructuring costs as of December 31, 1992. In the first quarter of 1995, the Realty Partnership recognized extraordinary income of $1,284,000 relating to the extinguishment of the debt under the terms of the Prior Credit Agreement, representing the remaining amount of the accrual recorded at March 24, 1995.


    THE CORPORATION. Since the Reorganization, the Corporation has conducted all of its business and operations through the Operating Partnership, except for the gaming business and operations. The Corporation's equity interest in the net loss was $(252,000) and its net loss was $(304,000) or $(.03) per share. See the Corporation and the Operating Partnership below for a comparison of the operating results of the Operating Partnership for the three months ended March 31, 1995 to the operating results of the Corporation for the same period of 1994.



    THE CORPORATION AND THE OPERATING PARTNERSHIP. Hotel revenues for the Operating Partnership were $22,781,000 for the three months ended March 31, 1995 and 1994, respectively, representing an increase of $2,195,000. The hotel sales discussed above resulted in decreased revenue of $2,521,000. In March 1994, the franchise agreement and management agreement with Marriott Corporation for the Dallas property were terminated. The property is now being managed for the Corporation by Sage Hospitality, and is being operated as the Dallas Park Central Hotel. The property is in the process of being renovated at an estimated cost of $3.8 million and an agreement to operate the property as a Radisson Hotel has been entered into. Revenues at the Dallas property decreased by $1,290,000 from the first quarter of 1994. Revenues at the properties which continued to be leased by the Operating Partnership from the Realty Partnership, excluding
Dallas, increased by $1,611,000; additional revenues totaling $4,395,000 were generated by the properties contributed to the Realty Partnership by Starwood Capital which are leased by the Operating Partnership. The following table summarizes average occupancy, average room rates and revenue per available room for properties which were leased by the Operating Partnership from the Realty Partnership at March 31, 1995:

                                                                          FOR THE THREE MONTHS
                                                                            ENDED MARCH 31,
                                                                          --------------------
                                                                            1995       1994
                                                                          ---------  ---------
Continuously owned including Dallas Park Central
- ------------------------------------------------------------------------
Occupancy Rate..........................................................      65.10%     64.20%
Average Room Rate.......................................................  $   61.69  $   56.45
Revenue per Available Room..............................................  $   40.16  $   36.24

Continuously owned excluding Dallas Park Central
- ------------------------------------------------------------------------
Occupancy Rate..........................................................      70.58%     64.17%
Average Room Rate.......................................................  $   61.89  $   55.89
Revenue per Available Room..............................................  $   43.68  $   35.86

All hotels including hotels contributed by Starwood Capital
- ------------------------------------------------------------------------
Occupancy Rate..........................................................      65.05%     64.20%
Average Room Rate.......................................................  $   64.00  $   56.45
Revenue per Available Room..............................................  $   41.63  $   36.24

    Management believes the increasing revenues are a result of the general trend in the lodging industry resulting from increased leisure and business travel and the low level of new hotel construction.

    Gaming revenues for the first three months of 1995 were $6,669,000 as compared to $7,188,000 for the first three months of 1994. The decrease in gaming revenues at the two hotel/casinos is consistent with the trend in gaming revenues for similar types of hotel/casinos located in Las Vegas, Nevada. During late 1993, three large new hotel/casinos were opened in Las Vegas resulting in substantially increased travel to the Las Vegas area during the first quarter of 1994. During 1995, travel to the Las Vegas area has decreased compared to the same period in 1994. The decreased travel and customer traffic resulted in a lower level of gaming revenues. In addition, the two hotel/casinos experienced lower win percentages than during the same period of the prior year.

    Hotel expenses for the first quarter of 1995 were $16,280,000, or 71.5% of hotel revenues as compared to $15,568,000, or 75.6% of hotel revenues, for the first quarter of 1994. The decrease in hotel expenses as a percentage of hotel revenues is a result of the sale of the hotels discussed above, such hotels having lower operating margins than other hotels being operated by the Operating Partnership.

    Gaming expenses were $6,021,000, or 90.3% of gaming revenues, as compared to $5,993,000, or 83.4% of gaming revenues, for the three months ended March 31, 1995 and 1994, respectively. The increase in gaming expenses is primarily the result of higher labor costs. The higher gaming expenses and the lower gaming revenues discussed above resulted in the increase in gaming expenses as a percentage of gaming revenues.

    Depreciation expense amounted to $1,172,000 for the Operating Partnership and the Corporation and $814,000 for the Corporation for the three months ended March 31, 1995 and 1994, respectively. The increase is a result of the addition of furniture and equipment at the properties contributed by the Starwood Partners ($306,000) and the amortization of reorganization costs ($152,000) which are being amortized over five years.

    Administrative and operating expenses amounted to $713,000 for the Operating Partnership and $555,000 for the Corporation for the three months ended March 31, 1995 and 1994, respectively. The increase is primarily a result of salary increases for corporate staff, a larger number of corporate employees, and a higher allocation of the Operating Partnership's share of the combined insurance expense of the Partnerships.

    For information with respect to rent and interest to the Realty Partnership and to the Trust during the three months ended March 31, 1995 and 1994, see "Realty Partnership and Trust" above.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993

    THE TRUST. Rents from the Corporation totaled $16,906,000 and $16,481,000 for the years ended December 31, 1994 and 1993, respectively. The increase was due to higher hotel revenues for the hotels leased by the Corporation from the Trust (which resulted in higher percentage rents) offset by a decrease in rental income of $802,000 resulting from the sale of hotels in Tucker, Georgia (June
1993), St. Louis, Missouri (December 1993), Austin, Texas (April 1994), New Port Richey, Florida (August 1994), Brunswick, Georgia (August 1994), Fayetteville, North Carolina (November 1994) and Jacksonville, Florida (November 1994).

    Interest from the Corporation increased to $1,730,000 from $1,534,000 for the years ended December 31, 1994 and 1993, respectively. The increase in interest income was a result of the higher amounts outstanding under the Milwaukee notes, which increased from $15,186,000 at December 31, 1993 to $16,916,000 at December 31, 1994. For additional information with respect to Rents and Interest from the Corporation in future periods, see "Liquidity and Capital Resources" below.

    Interest from mortgage and other notes receivable increased by $224,000 for the year ended December 31, 1994 as compared to 1993. The increase resulted from the higher balances outstanding from the additional notes received upon sales of the hotel properties discussed above and the receipt of the final payment which was due from Northview Corporation, the interest on such note having been previously deferred.

    The Trust and the Corporation periodically estimate the value of their hotel assets and compare these values to the net book values of the hotel assets. For hotel assets not held for sale, the undiscounted future cash flows of the assets (generally over a five-year period) on a hotel-by-hotel basis, are compared to the net book value of the assets; and if the undiscounted future cash flows are less than the net book value of the assets, the excess of the net book values over the estimated fair values is charged to current earnings. When it is the opinion of management that the fair value of a hotel that has been identified for sale is less than the net book value of the hotel, a reserve for losses is established. Fair value is determined based upon the discounted cash flow of the properties at rates (generally ranging from 11.0% to 14.5%) deemed reasonable for the type of property and prevailing market conditions, and, if appropriate, then current net proceeds of sale from pending offers. In determining whether to accept an offer for the sale of a property, management considers the fairness of the offer in comparison to the value of the property, the terms of the offer, and whether the offer is all cash or includes seller financing. Gains on sales of hotel assets for the year ended December 31, 1994 totaling $432,000 reflected the sales of hotels discussed above and $208,000 related to the in substance foreclosure and subsequent all cash sale of the underlying property collateralizing the Trust's mortgage note receivable on the Ramada Inn in Merrimack, New Hampshire.

    Interest expense totaled $16,265,000 and $14,020,000 for the years ended December 31, 1994 and 1993, respectively, an increase of $2,245,000. The increase was primarily due to an increase in the average interest rate under the Prior Credit Agreement, such rate varying with the prime rate charged by one of the Senior Lenders.

    The sales of the properties discussed above and an increase in the provision for investment losses are the primary reasons for the decline in depreciation and amortization expense of $425,000 between 1994 and 1993.

    Administrative and operating expenses totaled $1,583,000 and $1,948,000 for the years ended December 31, 1994 and 1993, respectively, a decrease of $365,000. The decrease was primarily the result of lower insurance expense and professional fees unrelated to the debt restructuring.

    During 1994 a provision for investment losses (a non-cash charge to operations) totaling $759,000 was recorded. The provision included $439,000 which was recorded as a result of the acceptance of offers to sell the Jacksonville and Fayetteville properties, which had previously been identified for sale at amounts lower than the then current net book values. The provision also included $320,000 which was established based upon an analysis of the net realizable value of the underlying property collateralizing the Trust's mortgage note receivable on the Ramada Inn in Merrimack, New Hampshire.

    See Note 9 of Notes to Financial Statements for a description of an agreement between Leonard M. Ross and his affiliates ("Ross") and Starwood Capital with respect to certain claims of Ross purchased by Starwood Capital and an agreement by Starwood Capital in the future to purchase the Paired Shares of the Trust and Corporation owned by Ross at a price of $5.625 per Paired Share. Starwood Capital may also elect to purchase such Paired Shares at the same time and on the same terms. During 1994, the Trust and the Corporation recorded a charge to shareholder litigation expense of $1,324,000 and $1,324,000, respectively, the estimated fair market value of the agreement, as determined by an investment banker using an option pricing model.

    No distributions were made by the Trust for the years ended December 31, 1994 or 1993.

    The Trust's net loss totaled $(3,465,000), or $(0.28) per share, and $(3,889,000), or $(0.32) per share, for the years ended December 31, 1994 and 1993, respectively.

    THE CORPORATION. Hotel revenues totaled $82,669,000 and $86,903,000 for the years ended December 31, 1994 and 1993, respectively, representing a decrease of $4,234,000. The hotel sales described under the caption "The Trust" above resulted in decreased revenue of $5,342,000. In March 1994, the franchise agreement and management agreement with Marriott Corporation for the Dallas property were terminated. The property is now being managed for the Corporation by Sage Hospitality, and is being operated as the Dallas Park Central Hotel. Revenues at the Dallas property decreased by $3,776,000. The decrease from property sales and the Dallas property were offset by increased revenues of $4,884,000 at the properties which continued to be leased from the Trust by the Corporation, including an increase of $1,516,000 at the Milwaukee Marriott, which was renovated during 1993. The following table summarizes average occupancy and average room rates for properties which were operated by the Corporation under lease from the Trust at December 31, 1994:

                                                                          YEARS ENDED
                                                                          DECEMBER 31,
                                                                     ----------------------
                                                                        1994        1993
                                                                     ----------  ----------
Including Dallas Park Central:
- -------------------------------------------------------------------
Occupancy Rate.....................................................      68.03%      65.32%
Average Room Rate..................................................  $    59.85  $    60.30

Excluding Dallas Park Central:
- -------------------------------------------------------------------
Occupancy Rate.....................................................      71.76%      65.75%
Average Room Rate..................................................  $    59.84  $    59.88

    Management of the Corporation believes that the increases in the average occupancy rate resulted primarily from more favorable economic conditions which have created increased business and pleasure travel throughout the United States and improved operational systems.

    Gaming revenues totaled $27,981,000 and $27,505,000 for the years ended December 31, 1994 and 1993, respectively.

    For information regarding the carrying value of properties held for sale, see the Trust above. Gain on sales of hotel assets totaled $24,000 and $74,000 for the years ended December 31, 1994 and 1993, respectively, reflecting the property sales described above.

    Hotel  expenses totaled $60,829,000  and $68,132,000, or  73.6% and 78.4% of hotel revenues, for the years ended December 31, 1994 and 1993, respectively. The decreases in hotel expenses as a percentage of hotel revenue are primarily due to the lower cost of operating the Dallas property (see discussion of hotel revenues above) where operating expenses have historically been higher than at other hotel properties, the improved operating margin resulting from the renovation of the Milwaukee Marriott discussed above and the effect of the sale of the properties having higher operating costs as a percentage of revenues than properties that continue to be operated by the Corporation.

    Gaming expenses totaled $24,454,000 and  $24,055,000, or 87.4% and 87.5%  of gaming revenues, for the years ended December 31, 1994 and 1993, respectively.

    For information with respect to rent and interest to the Trust during the years ended December 31, 1994 and 1993, see "The Trust--Results of Operations for the Years Ended December 31, 1994 and 1993" above.

    Administrative and operating expenses decreased by $161,000, or 6%, for the year ended December 31, 1994 as compared to 1993. The decrease was primarily the result of a reduction in the level of corporate staff.

    The Corporation's net loss totaled $(1,198,000), or $(0.10) per share, in 1994, as compared to $(3,143,000), or $(0.26) per share, for 1993.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1992

    THE TRUST. Rents from Corporation totaled $16,481,000 and $21,177,000 for the years ended December 31, 1993 and 1992, respectively. Approximately $1,106,000 of the decrease in rents resulted from the sale of hotels in Irving, Texas (March 1992), Merrimack, New Hampshire (July 1992), Spartanburg, South Carolina (September 1992), Smyrna, Georgia (January 1993), Tucker, Georgia (June
1993), and St. Louis, Missouri (December 1993). The remaining decrease was primarily due to the amendment of eighteen of the leases with the Corporation effective January 1, 1993, which reduced the fixed and percentage rents payable by the Corporation.

    Interest from the Corporation decreased to $1,534,000 from $4,123,000 for the years ended December 31, 1993 and 1992, respectively. The decrease in interest income was a result of the January 1, 1993 restructuring of intercompany borrowings and advances made to the Corporation, with the exception of the Milwaukee notes, into non-interest bearing demand notes for calendar years 1993 and 1994, with interest at prime plus 2% payable monthly thereafter.

    Interest from mortgage and other notes receivable increased by $187,000 for the year ended December 31, 1993 as compared to 1992. The increase resulted from the additional interest income related to the mortgage notes delivered to the Trust in connection with the sales of the hotel properties located in Irving, Texas, Merrimack, New Hampshire, Spartanburg, South Carolina, and Tucker, Georgia, having original principal balances of $1,650,000, $1,440,000, $775,000, and $1,985,000, respectively.

    As described above, effective January 28, 1993, the Trust restructured its debt. Management concluded that this debt restructuring represented a "troubled debt restructuring" as defined under generally accepted accounting principles, and accordingly, upon execution of the definitive agreement, accrued all known current or future identifiable debt restructuring costs as of December 31, 1992. No additional loan restructuring costs were incurred during the year ended December 31, 1993.

    Interest expense totaled $14,020,000 and $12,959,000 for the years ended December 31, 1993 and 1992, respectively, an increase of $1,061,000. The increase was primarily due to an increase in the average interest rate and an increase in the borrowings outstanding under the Term Loan and Revolving Line of Credit.

    The sales of the properties discussed above and an increase in the provision for investment losses are the primary reasons for the decline in depreciation and amortization expense of $1,164,000 between 1993 and 1992.

    Administrative and operating expenses totaled $1,948,000 and $2,350,000 for the years ended December 31, 1993 and 1992, respectively, a decrease of $402,000. The decrease was primarily the result of lower legal and professional fees unrelated to the debt restructuring.

    During 1993, a provision for investment losses (a non-cash charge to operations) totaling $2,369,000 was recorded primarily as a result of the acceptance of all cash offers to sell hotels previously identified for sale at amounts lower than the then current net book values, (which cash was used to meet the next principal payment due under the terms of the Credit Agreement) and the continuing deterioration of hotel values in the Southeast.

    No distributions were made by the Trust for the years ended December 31, 1993 or 1992.

    The Trust's net loss totaled $(3,889,000), or $(0.32) per share, and $(9,818,000), or $(.08) per share, for the years ended December 31, 1993 and 1992, respectively.

    THE CORPORATION. Hotel revenues totaled $86,903,000 and $88,812,000 for the years ended December 31, 1993 and 1992, respectively, representing a decrease of $1,909,000. The hotel sales described under the caption "The Trust" above resulted in decreased revenue of $2,373,000, which was partially offset by increased revenues of $835,000 resulting from increased average occupancy and average room rates for properties which continue to be operated by the Corporation and leased from the Trust.

    The following table summarizes average occupancy and average room rates for properties which were operated by the Corporation under lease from the Trust at December 31, 1993 and 1992:

                                                                          YEARS ENDED DECEMBER
                                                                                  31,
                                                                          --------------------
                                                                            1993       1992
                                                                          ---------  ---------
Occupancy Rate..........................................................     63%        59%
Average Room Rate.......................................................  $   56.59  $   53.18

    Management of the Corporation believes that the improved national economic trends experienced during 1993 resulted in increased business and pleasure travel and related increases in average occupancy rates and average room rates.

    Gaming revenues totaled $27,505,000 and $26,150,000 for the years ended December 31, 1993 and 1992, respectively. Management believes the increased revenue of $1,355,000 at the two gaming facilities is a result of increased customer travel to the Las Vegas area, and in particular, increased customer traffic due to the close proximity of the King 8 Hotel and Casino to several large hotel/casinos completed during 1993.

    Management fees and other income decreased by $737,000 to $222,000 for the year ended December 31, 1993 as compared to 1992. The decreases were primarily a result of the subcontracting of the management obligations of Western Host with respect to seven hotels not owned by the Trust, to Westland Hotel Corporation. For additional information pertaining to the subcontracts, see Note 10 of the Notes to Financial Statements.

    For information regarding the carrying value of properties held for sale, see the Trust above. Gain on sales of hotel assets totaled $74,000 and $4,000 for the years ended December 31, 1993 and 1992, respectively, reflecting the property sales described above.

    Hotel expenses totaled $68,132,000 and $68,620,000, or 78% and 77% of hotel revenues, for the years ended December 31, 1993 and 1992, respectively. The increase in hotel expenses as a percentage of hotel revenues is principally attributable to the payment of management fees to third party operators under the 11 management contracts entered into in December 1992 and increased revenues and expenses at the Dallas Marriott Park Central where operating expenses are typically higher as a percentage of revenues than at other hotel properties operated by or for the Corporation.

    Gaming expenses totaled $24,055,000 and $23,699,000, or 87% and 91% of gaming revenues, for the years ended December 31, 1993 and 1992, respectively. Increased gaming revenues, coupled with improved casino win percentages, resulted in the decreases in gaming expenses as a percentage of gaming revenues.

    For information with respect to rent and interest to the Trust during the years ended December 31, 1993 and 1992, see "The Trust--Results of Operations for the Years Ended December 31, 1993 and 1992" above.

    Administrative and operating expenses decreased by $1,046,000, or 27%, for the year ended December 31, 1993 as compared to 1992. The decrease is primarily the result of a reduction in the level of corporate staff.

    Shareholder litigation expenses include an accrual of $219,000 at December 31, 1993 in connection with the settlement of the Shareholder Actions.

    The Corporation's net loss totaled $(3,143,000), or $(0.26) per share, in 1993, as compared to $(9,925,000), or $(0.82) per share, for 1992.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners of Starwood Wichita Investors, L.P.:

    In our opinion, the accompanying balance sheet and the related statements of operations, of changes in partners' capital and of cash flows present fairly, in all material respects, the financial position of Starwood Wichita Investors, L.P. at December 31, 1994 and 1993 and the results of its operations and its cash flows for the year ended December 31, 1994 and the period December 17, 1993 (inception) to December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Starwood Wichita Investors, L.P.'s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          PRICE WATERHOUSE LLP

January 27, 1995
Dallas, Texas

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners of Starwood Wichita Investors, L.P.:

    In our opinion, the accompanying statements of operations, of changes in division equity/(deficit) and of cash flows present fairly, in all material respects, the results of operations and cash flows for the Wichita East Hotel for the period January 1, 1993 to December 19, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Wichita East Hotel management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

                                          PRICE WATERHOUSE LLP

October 28, 1994
Dallas, Texas

                        STARWOOD WICHITA INVESTORS, L.P.

                                 BALANCE SHEET

                                     ASSETS

                                                                                            DECEMBER 31,
                                                                                     --------------------------
                                                                                         1994          1993
                                                                                     ------------  ------------
Cash and cash equivalents..........................................................  $     96,648  $     28,542
Accounts receivable, net of allowance for doubtful accounts ($3,149 at December 31,
 1994 and $812 at December 31, 1993, respectively).................................       201,636        38,838
Inventories........................................................................       106,132       125,419
Fixed assets, net of accumulated depreciation (Note 4).............................     5,129,816     3,538,202
Other..............................................................................       130,016        71,677
                                                                                     ------------  ------------
    Total assets...................................................................  $  5,664,248  $  3,802,678
                                                                                     ------------  ------------
                                                                                     ------------  ------------

                                       LIABILITIES AND PARTNERS' CAPITAL
Accounts payable--trade............................................................  $     59,941  $     73,999
Accounts payable--related parties..................................................        57,671         1,306
Accrued compensations..............................................................        41,224        52,046
Accrued taxes other than income....................................................       104,072        68,915
Other accrued liabilities..........................................................        70,485        29,246
Capital lease obligations (Note 5).................................................       126,968       145,136
Long-term debt (Note 6)............................................................     2,121,535       --
                                                                                     ------------  ------------
    Total liabilities..............................................................     2,581,896       370,648
                                                                                     ------------  ------------
Partners' capital (Note 7).........................................................     3,082,352     3,432,030
                                                                                     ------------  ------------
    Total liabilities and partners' capital........................................  $  5,664,248  $  3,802,678
                                                                                     ------------  ------------
                                                                                     ------------  ------------

   The accompanying notes are an integral part of these financial statements.

                        STARWOOD WICHITA INVESTORS, L.P.
                            STATEMENT OF OPERATIONS


                                                                       PREDECESSOR      FOR THE
                                                                         FOR THE        PERIOD         FOR THE
                                                                         PERIOD      DECEMBER 17,      PERIOD
                                                                       JANUARY 1,        1993        JANUARY 1,
                                                                         1993 TO      (INCEPTION)      1994 TO
                                                                      DECEMBER 19,    TO DECEMBER   DECEMBER 31,
                                                                          1993         31, 1993         1994
                                                                      -------------  -------------  -------------
Revenues:
  Rooms.............................................................   $ 2,409,409    $    23,944    $ 2,763,850
  Food and beverage.................................................       791,811          9,002      1,017,421
  Telephone.........................................................       107,832            868        148,404
  Other.............................................................        78,569          2,185         52,694
                                                                      -------------  -------------  -------------
                                                                         3,387,621         35,999      3,982,369
Cost of sales--distributed operating expenses:
  Rooms.............................................................       868,308         19,938      1,006,473
  Food and beverage.................................................       859,543         18,779      1,052,438
  Telephone.........................................................        66,571          1,242         78,832
  Other.............................................................        30,720            276        --
                                                                      -------------  -------------  -------------
                                                                         1,562,479         (4,236)     1,844,626
                                                                      -------------  -------------  -------------
Operating department income:
Undistributed operating expenses:
  Administrative and general........................................       594,711         10,616        510,017
  Advertising and promotion.........................................       352,041          9,221        504,959
  Property operation and maintenance................................       693,351         22,056        629,468
                                                                      -------------  -------------  -------------
                                                                         1,640,103         41,893      1,644,444
                                                                      -------------  -------------  -------------
Fixed charges:
  Depreciation......................................................       422,555         18,236        501,095
  Real estate taxes and insurance...................................       135,607          2,327        138,515
  Interest..........................................................       --             --              67,080
  Other charges.....................................................       157,876          1,278         18,170
                                                                      -------------  -------------  -------------

Operating loss for the period.......................................      (793,662)       (67,970)      (524,678)
Other income........................................................       118,430        --             --
Loss on sale........................................................       (21,756)       --             --
                                                                      -------------  -------------  -------------
Net loss for the period.............................................   $  (696,988)   $   (67,970)   $  (524,678)
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------


   The accompanying notes are an integral part of these financial statements.

                        STARWOOD WICHITA INVESTORS, L.P.
                   STATEMENT OF CHANGES IN PARTNERS' CAPITAL

                                                                                                        FOR THE
                                                                                                        PERIOD
                                                                                                     DECEMBER 17,
                                                                                                         1993
                                                                                                      (INCEPTION)
                                                                                                      TO DECEMBER
                                                                                                       31, 1993
                                                                                                     -------------
Partners' capital, beginning of period.............................................................   $   --
Partners' contributed capital......................................................................     3,500,000
Net loss for period................................................................................       (67,970)
                                                                                                     -------------
Partners' capital, end of period...................................................................   $ 3,432,030
                                                                                                     -------------
                                                                                                     -------------


                                                                                                        FOR THE
                                                                                                        PERIOD
                                                                                                      JANUARY 1,
                                                                                                        1994 TO
                                                                                                     DECEMBER 31,
                                                                                                         1994
                                                                                                     -------------
Partners' capital, beginning of period.............................................................   $ 3,432,030
Partners' contributed capital......................................................................       175,000
Net loss for period................................................................................      (524,678)
                                                                                                     -------------
Partners' capital, end of period...................................................................   $ 3,082,352
                                                                                                     -------------
                                                                                                     -------------

                         STATEMENT OF CHANGES IN DIVISION EQUITY (DEFICIT) (PREDECESSOR)

                                                                                                        FOR THE
                                                                                                        PERIOD
                                                                                                      JANUARY 1,
                                                                                                        1993 TO
                                                                                                     DECEMBER 19,
                                                                                                         1993
                                                                                                     -------------
Division equity, beginning of period...............................................................   $ 3,884,613
Capital withdrawal.................................................................................    (3,287,797)
Net loss for period................................................................................      (696,988)
                                                                                                     -------------
Division deficit, end of period....................................................................   $  (100,172)
                                                                                                     -------------
                                                                                                     -------------

   The accompanying notes are an integral part of these financial statements.

                        STARWOOD WICHITA INVESTORS, L.P.
                            STATEMENT OF CASH FLOWS


                                                                       PREDECESSOR      FOR THE
                                                                         FOR THE        PERIOD         FOR THE
                                                                         PERIOD      DECEMBER 17,      PERIOD
                                                                       JANUARY 1,        1993        JANUARY 1,
                                                                         1993 TO      (INCEPTION)      1994 TO
                                                                      DECEMBER 19,    TO DECEMBER   DECEMBER 31,
                                                                          1993         31, 1993         1994
                                                                      -------------  -------------  -------------
Cash flows from operating activities:
  Net loss..........................................................   $  (696,988)   $   (67,970)   $  (524,678)
  Adjustments to reconcile net loss from operations to net cash used in operating activities:
    Depreciation....................................................       422,555         18,236        501,095
    Loss on sale of property........................................        21,756        --             --
    Change in operating assets......................................
    Accounts receivable.............................................       (83,753)       (38,838)      (167,796)
    Inventory.......................................................       101,636       (125,419)        19,287
    Other assets....................................................       215,103        (71,677)      (104,711)
    Accounts payable................................................       175,035         75,305        138,121
    Accrued liabilities.............................................      (313,508)       150,207         21,133
                                                                      -------------  -------------  -------------
      Net cash used in operating activities.........................      (158,164)       (60,156)      (117,549)
Cash flows from investing activities:
  Capital expenditures..............................................      (152,240)    (3,411,302)    (2,237,848)
  Proceeds from sale of property....................................     3,287,797        --             --
                                                                      -------------  -------------  -------------
      Net cash provided by/(used in) investing activities...........     3,135,557     (3,411,302)    (2,237,848)
Cash flows from financing activities:
  Division equity withdrawal........................................    (3,287,797)     3,500,000        --
  Partners' capital contribution....................................       --             --             175,000
  Capital lease payments............................................       (11,302)       --             126,968
  Proceeds from long-term debt......................................       --             --           2,121,535
                                                                      -------------  -------------  -------------
      Net cash provided by/(used in) financing activities...........    (3,299,099)     3,500,000      2,423,503
Net increase (decrease) in cash.....................................   $  (321,706)   $    28,542    $    68,106
Cash at beginning of period.........................................       379,864        --              28,542
                                                                      -------------  -------------  -------------
Cash at end of period...............................................   $    58,158    $    28,542    $    96,648
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
SUPPLEMENTAL DISCLOSURES OF CASH
Cash paid during the period for:
Interest............................................................   $     8,269    $   --         $    67,080
Income taxes........................................................       --             --             --


SUPPLEMENTARY SCHEDULES OF NON-CASH ACTIVITIES

    In addition to the capital assets purchased, the Partnership assumed certain capital obligations entered into by the Predecessor. See Note 5 for further discussion of the assumed capital leases.

*Cash balances include cash held in escrow related to the long-term debt.

   The accompanying notes are an integral part of these financial statements.

                        STARWOOD WICHITA INVESTORS, L.P.
                         NOTES TO FINANCIAL STATEMENTS

1.  ORGANIZATION
    Starwood Wichita Investors, L.P. (the "Partnership"), a Delaware limited partnership, was formed on December 17, 1993 for the purpose of acquiring interests in real estate investments. Starwood Opportunity Fund II, L.P. ("SOF-II") is the general partner with 1% interest. SOF-II is also a limited partner owning 89% with the remaining 10% interest owned by Wichita Harvey Partners, Ltd. ("Harvey"). The Partnership acquired the Wichita East Hotel from The Travelers Insurance Company on December 20, 1993. The Travelers Insurance Company (the "Predecessor"), a Connecticut corporation, acquired the real estate property through bankruptcy proceedings and held the hotel until they sold it to the Partnership on December 20, 1993. Although the Partnership was formed and had activity on December 17, 1993, the operations of the hotel are not included in the Partnership's accounts until the hotel changed ownership on December 20, 1993. The operations of the hotel are included in the Predecessor financial records through December 19, 1993. The hotel is operated under a management agreement with Harvey Hotel Management Corporation and has 259 rooms.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    CASH AND CASH EQUIVALENTS

    For purpose of reporting cash flows, cash and cash equivalents include cash in banks and cash on hand.

    FIXED ASSETS

    Fixed assets are stated at cost. Depreciation is provided using accelerated methods over the estimated useful lives of the related assets, generally five to 39 years. The costs of repairs and minor renewals that do not significantly extend the life of the property and equipment are normally expensed as incurred. The costs of major renovation projects are capitalized and depreciated over the related period of benefit.

    INVENTORIES

    Food, linen, china, liquor and other inventories are valued at the lower of cost or market on a first-in, first-out basis.

    INCOME TAXES

    No provision for income taxes is necessary in the financial statements of the Partnership because, as a partnership, it is generally not subject to federal or state income taxes and the tax effects of its activities flow through to the partners.

    No provision for income tax is provided in the Predecessor financial statements as the hotel is represented as a stand-alone entity with no prior history. Therefore, the loss incurred for the period January 1, 1993 to December 19, 1993 is assumed to have no carryback period or benefit.

3.  RELATED PARTY TRANSACTIONS
    The Partnership has signed a management agreement with Harvey Hotel Management Corporation, a related party to Harvey. The Partnership will pay Harvey Hotel Management Corporation a management fee for operating the hotel. For the period from December 20, 1993 to December 31, 1994, the agreement provides an incentive fee which shall be equal to 20% of the "net operating income" (as defined in the agreement to exclude depreciation, amortization, interest, capital expenditures, and management fees). The incentive fee is subordinate to distributions to owners. For years ending after December 31, 1994, the management fee will be the lesser of $100,000 or total excess cash flows, as defined in the management agreement, plus 25% of the excess cash flow after deducting the amount specified above for incentive fees. For the year ended December 31, 1994 and during the period December 20, 1993 through December 31, 1993, no management fee was incurred. The Predecessor had Harvey Hotel Management Corporation manage the operations of the real estate property during the period January 1, 1993 to December 19, 1993. Management and marketing expenses paid to Harvey Hotel Management Company for the period were approximately $160,000.

                        STARWOOD WICHITA INVESTORS, L.P.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.  RELATED PARTY TRANSACTIONS (CONTINUED)
    The management agreement also details a preference fee to be paid to Harvey Hotel Management Corporation upon the sale or refinancing of the hotel. The agreement states that net sale (or refinancing) proceeds will be distributed to the owners until they have received a return of their capital contributions, plus an internal rate of return of 15% (as defined) on those contributions. After the return of capital, Harvey Hotel Management Corporation will receive a preference fee equal to 20% of the remaining proceeds.

4.  FIXED ASSETS
    Fixed assets consist of the following:

                                                                        DECEMBER 31,
                                                                 --------------------------
                                                                     1994          1993
                                                                 ------------  ------------
Land...........................................................  $    341,130  $    341,130
Building and improvements......................................     3,536,875     1,934,512
Furniture and equipment........................................     1,627,006     1,135,660
Equipment under capital leases.................................       144,136       145,136
                                                                 ------------  ------------
                                                                    5,649,147     3,556,438
Less: accumulated depreciation.................................      (519,331)      (18,236)
                                                                 ------------  ------------
                                                                 $  5,129,816  $  3,538,202
                                                                 ------------  ------------
                                                                 ------------  ------------

    Depreciation expense for the year ended December 31, 1994 was $501,095 and includes depreciation on assets recorded under capital leases.

    Depreciation expense for the period December 20, 1993 to December 31, 1993 was $18,236.

    The land, building and furniture was purchased for approximately $3,500,000 on December 20, 1993.

5.  LEASES
    The Partnership assumed certain capital equipment leases in the operation of the real estate property which extend through 2000. At the end of the lease term the Partnership has the option to purchase the equipment at the fair market value of the equipment.

    Capital lease obligations are summarized below for the years ending December 31:

1995..............................................................  $  29,357
1996..............................................................     29,357
1997..............................................................     29,357
1998..............................................................     29,357
1999..............................................................     29,357
Thereafter........................................................      9,786
                                                                    ---------
Net minimum lease payments under capital leases...................    156,571
Less amount representing interest payments under capital leases...    (29,603)
                                                                    ---------
Present value of net minimum lease payments under capital
 leases...........................................................  $ 126,968
                                                                    ---------
                                                                    ---------

                        STARWOOD WICHITA INVESTORS, L.P.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5.  LEASES (CONTINUED)
    The Partnership leases various equipment under operating leases for use in the operation of the property. Minimum rental commitments under non-cancelable leases are as follows at December 31:

1995...............................................................  $   7,688
1996...............................................................      4,752
1997...............................................................      1,386
                                                                     ---------
Total minimum lease payments.......................................  $  13,826
                                                                     ---------
                                                                     ---------

    Rent expense for the year ended December 31, 1994 was $3,915.

    Rent expense for the period January 1, 1993 to December 19, 1993 was $6,253, and totaled $280 for the remainder of the year.

    The Partnership leases space to various tenants for a hotel gift shop, hair salon, and a rooftop antenna. The minimum lease rental income under non-cancelable leases for 1994 was approximately $8,666. The leases expire on various dates from 1995 to 1999.

6.  LONG-TERM DEBT
    On April 15, 1994, the Partnership entered into a construction loan with Bank IV Kansas for the purpose of renovating the property. The construction loan is for $2,250,000 and carries an interest rate of 7.75% during the construction period. The Partnership paid a commitment fee in the amount of $15,000 to secure this financing. The loan, totaling $2,121,535, was converted to permanent financing with an annual interest rate of 7.75% fixed for a five-year term. A balloon payment in the amount of $1,466,490 is due January 1, 2000.

    Payments of principal and interest are due monthly and total $22,675. Principal repayments during each of the next five years are as follows:

1995............................................................  $ 111,587
1996............................................................    120,549
1997............................................................    130,230
1998............................................................    140,690
1999............................................................    151,989
2000............................................................  1,466,490
                                                                  ---------
Total...........................................................  $2,121,535
                                                                  ---------
                                                                  ---------

7.  PARTNERS' CAPITAL
    At December 31, 1994, total partners' capital was comprised of the following:

                                                   PARTNERS'       CAPITAL                   PARTNERS'
                                                    CAPITAL     CONTRIBUTIONS   NET LOSS      CAPITAL
                                                  ------------  -------------  -----------  ------------
SOF-II (90%)....................................  $  3,088,827   $   157,500   $  (472,210) $  2,774,117
Harvey (10%)....................................       343,203        17,500       (52,468)      308,235
                                                  ------------  -------------  -----------  ------------
                                                  $  3,432,030   $   175,000   $  (524,678) $  3,082,352
                                                  ------------  -------------  -----------  ------------
                                                  ------------  -------------  -----------  ------------

    Net loss of the Partnership is allocated to the partners, on a pro rata basis, in accordance with the Partnership Agreement.

    The Partnership Agreement states that partner contributions will be limited to $5,340,000 for SOF-II and $600,000 for Harvey. The Agreement requires that contributions be made on a pro rata basis, as needed for hotel renovations or operations.

                        STARWOOD WICHITA INVESTORS, L.P.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

8.  SUBSEQUENT EVENT
    Effective January 1, 1995 pursuant to a Plan of Reorganization executed on February 1, 1995, the Property and related hotel operations, subject to related secured mortgage obligations, along with other real estate assets, mortgage receivables and cash were transferred into two newly formed Operating Partnerships between Hotel Investors Trust/Hotel Investors Corporation (a real estate investment trust and a corporation trading publicly on a paired basis) and certain entities controlled by the Starwood Capital Group and/or its affiliates (including Starwood Wichita Investors, L.P.) in exchange for majority interest of the Operating Partnership interests. Concurrently with these transactions, Hotel Investors Trust/Hotel Investors Corporation contributed substantially all of their net assets and operations into the Operating Partnerships and changed their names to Starwood Lodging Trust and Starwood Lodging Corporation, respectively. Pursuant to the terms of this Agreement, Starwood Capital Group has guaranteed the Operating Partnerships certain aggregate minimum cash flows from operations after capital expenditures of the property it contributed for a three year period expiring December 31, 1997.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners of Starwood Capital Group:

    In our opinion, the accompanying balance sheet and the related statement of operations, of changes in partners' capital and of cash flows present fairly, in all material respects, the financial position of The French Quarter Square at December 31, 1994 and the results of its operations and its cash flows for the period August 1, 1994 to December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of The French Quarter Square's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.


    The accompanying financial statements of the French Quarter Square have been prepared assuming that the Partnership owns its properties. As discussed in Note 7, a lawsuit had been filed which disputes this ownership. In May, 1995, the Kentucky Supreme Court upheld a lower court approval of the transaction in which the properties were acquired. The ultimate outcome of any potential appeal to this ruling cannot be determined at present. No provision for any liability that may result upon adjudication has been made in the accompanying financial statements.


                                          PRICE WATERHOUSE LLP

March 3, 1995

Except Note 7, which is as of May 11, 1995


Dallas, Texas

                           THE FRENCH QUARTER SQUARE
                                 BALANCE SHEET
                               DECEMBER 31, 1994
                                     ASSETS

Cash and cash equivalents......................................................  $   214,517
Accounts receivable............................................................      104,820
Inventories....................................................................       25,868
Prepaid expenses...............................................................      117,398
Fixed assets, net of accumulated depreciation (Note 3).........................   12,053,911
Other..........................................................................       50,561
                                                                                 -----------
    Total assets...............................................................  $12,567,075
                                                                                 -----------
                                                                                 -----------

                             LIABILITIES AND PARTNERS' CAPITAL
Accounts payable--trade........................................................  $   105,162
Accrued sales and use taxes....................................................       55,826
Accrued payroll................................................................       26,948
Other accrued liabilities......................................................       19,327
Deferred revenue...............................................................       70,023
Notes payable..................................................................       47,369
Debt allocation (Note 5).......................................................      898,000
                                                                                 -----------
    Total liabilities..........................................................    1,222,655
                                                                                 -----------
Contingencies and uncertainties (Note 7).......................................      --
Partners' capital..............................................................   11,344,420
                                                                                 -----------
    Total liabilities and partners' capital....................................  $12,567,075
                                                                                 -----------
                                                                                 -----------


   The accompanying notes are an integral part of these financial statements.

                           THE FRENCH QUARTER SQUARE
                            STATEMENT OF OPERATIONS
               FOR THE PERIOD AUGUST 1, 1994 TO DECEMBER 31, 1994

Revenues:
  Rooms.........................................................................  $1,415,866
  Food and beverage.............................................................     422,650
  Telephone and other...........................................................     124,381
  Rental........................................................................     290,010
  Expense reimbursements........................................................      49,939
                                                                                  ----------
                                                                                   2,302,846
                                                                                  ----------
Cost of sales--distributed operating expenses:
  Rooms.........................................................................     340,427
  Food and beverage.............................................................     429,269
  Telephone.....................................................................      31,191
  Other.........................................................................      19,798
                                                                                  ----------
                                                                                     820,685
                                                                                  ----------
                                                                                   1,482,161
                                                                                  ----------
Operating department income:
  Undistributed operating expenses:
    Administrative and general..................................................     284,568
    Advertising and promotion...................................................     162,019
    Property operation and maintenance..........................................     245,622
                                                                                  ----------
                                                                                     692,209
                                                                                  ----------
Fixed charges:
  Depreciation..................................................................     311,856
  Real estate taxes and insurance...............................................      75,615
  Interest......................................................................      24,000
                                                                                  ----------
                                                                                     411,471
                                                                                  ----------
Net income for the period.......................................................  $  378,481
                                                                                  ----------
                                                                                  ----------

   The accompanying notes are an integral part of these financial statements.

                           THE FRENCH QUARTER SQUARE
                   STATEMENT OF CHANGES IN PARTNERS' CAPITAL
               FOR THE PERIOD AUGUST 1, 1994 TO DECEMBER 31, 1994

Partners' capital, beginning of period.........................................  $13,454,003
Distributions to partners......................................................   (2,915,035)
Contributions from partners....................................................      426,971
Net income for period..........................................................      378,481
                                                                                 -----------
Partners' capital, end of period...............................................  $11,344,420
                                                                                 -----------
                                                                                 -----------

   The accompanying notes are an integral part of these financial statements.

                           THE FRENCH QUARTER SQUARE
                            STATEMENT OF CASH FLOWS
               FOR THE PERIOD AUGUST 1, 1994 TO DECEMBER 31, 1994

Cash flows from operating activities:
  Net income....................................................................  $  378,481
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation................................................................     311,856
    Change in operating assets and liabilities
      Accounts receivable.......................................................    (104,820)
      Inventory.................................................................     (25,868)
      Other assets..............................................................    (167,959)
      Accounts payable..........................................................     105,162
      Accrued liabilities.......................................................     102,101
      Deferred revenue..........................................................      70,023
                                                                                  ----------
        Net cash provided by operating activities...............................     668,976
                                                                                  ----------
Cash flows from financing activities:
  Distributions to partners.....................................................  (2,915,035)
  Contributions from partners...................................................     426,971
  Note payable..................................................................      47,369
  Debt allocation...............................................................     898,000
                                                                                  ----------
        Net cash used in financing activities...................................  (1,542,695)
Net decrease in cash............................................................    (873,719)
                                                                                  ----------
Cash at beginning of period.....................................................   1,088,236
                                                                                  ----------
Cash at end of period...........................................................  $  214,517
                                                                                  ----------
                                                                                  ----------

   The accompanying notes are an integral part of these financial statements.

                           THE FRENCH QUARTER SQUARE

                         NOTES TO FINANCIAL STATEMENTS

1.  ORGANIZATION
    The French Quarter Square (the "Partnership") owns and operates a 155 room hotel, a 37,500 square foot shopping center and a 12,000 square foot office building (the "Properties") located in Lexington, Kentucky. The shopping center and office space were completed in 1988 and the hotel was completed in 1989.

    On August 4, 1994, for an aggregate purchase price of approximately $14.8 million, Berl Holdings, L.P. ("Berl") in combination with one of its limited partners, Starwood Opportunity Fund II, L.P. ("SOF II"), acquired the Properties, a nearby warehouse, 7.4 acres of undeveloped land and certain monetary interests of Kentucky Central Life Insurance Company in the operating accounts of the real estate and other amounts due them under a settlement agreement with the previous owners with respect to the mortgage.

    The purchase price, less the estimated value of the monetary interests acquired, was allocated by management between the real assets acquired by Berl and those acquired by SOF II (the warehouse and the undeveloped land) and, thereafter, between the land, building and improvements, and furniture, and equipment based on the relative estimated fair value of the individual property components.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION

    The accompanying financial statements include the accounts of the Properties, as included in the financial records of Berl, as if it were a separate legal entity and these records have been prepared using generally accepted accounting principles.

    CASH AND CASH EQUIVALENTS

    For purpose of reporting cash flows, cash and cash equivalents include cash in banks and cash on hand.

    FIXED ASSETS

    Fixed assets are stated at cost. Depreciation is provided using accelerated methods over the estimated useful lives of the related assets, generally five to 39 years. The costs of repairs and minor renewals that do not significantly extend the life of the building and improvements are normally expensed as incurred. The costs of major renovation projects are capitalized and depreciated over the related period of benefit.

    INVENTORIES

    Food, linen, china, liquor and other inventories are valued at the lower of cost or market on a first-in, first-out basis.

    REVENUE RECOGNITION

    Hotel revenues are recognized when earned. Office and retail revenues are recognized on a straight-line basis over the life of the respective leases.

    INCOME TAXES

    No provision for income taxes is necessary in the financial statements of the Partnership because, as a partnership, it is generally not subject to federal or state income taxes and the tax effects of its activities flow through to the partners.

                           THE FRENCH QUARTER SQUARE

3.  FIXED ASSETS
    Fixed assets consist of the following at December 31, 1994:

Land...........................................................  $ 1,236,576
Building and improvements......................................   10,060,739
Furniture and equipment........................................    1,068,452
                                                                 -----------
                                                                  12,365,767
Less: accumulated depreciation.................................     (311,856)
                                                                 -----------
                                                                 $12,053,911
                                                                 -----------
                                                                 -----------

    Depreciation expense for the period August 1, 1994 to December 31, 1994 was $311,856.

4.  LEASES
    The office and retail properties are leased under operating leases with initial non-cancellable contracts starting at thirty-six months. Some leases provide for tenant reimbursement of certain common area maintenance expenses, insurance and real estate taxes on a monthly basis.

    A summary of the future minimum rentals to be received under non-cancellable operating leases is as follows:

    Year ending December 31:

1995............................................................  $  503,443
1996............................................................     378,871
1997............................................................     305,724
1998............................................................     292,641
1999............................................................     252,370
Thereafter......................................................   1,266,913
                                                                  ----------
                                                                  $2,999,962
                                                                  ----------
                                                                  ----------

    Certain retail leases require percentage rents to be paid after sales for individual retailers have reached a specified level.

5.  JOINT BORROWING DEBT ALLOCATION
    Berl, through its interest in Starwood-Huntington Partners, L.P. ("Starwood-Huntington"), a majority owned affiliated partnership, acquired the fee title to the Doubletree Club Hotel of Rancho Bernardo, California which was financed in part through a $6.8 million mortgage on the acquired property. The remaining purchase price was financed through a $1.95 million borrowing by Berl secured by the French Quarter hotel property and two other hotel properties owned by Berl. The proceeds of this borrowing were contributed by Berl into Starwood-Huntington. The two mortgages contain cross-default provisions which effectively cross-collateralize all four hotel properties. The mortgage loans accrue interest at LIBOR plus 2.5%, payable monthly. Principal is due upon maturity in September, 1995. It is contemplated that the mortgage will be repaid with proceeds from a public offering made by Hotel Investors Trust.

    A pro rata portion of the Berl loan and the related interest expense have been reflected in these financial statements based on the relative 1994 acquisition prices of the Properties.

6.  SUBSEQUENT EVENT
    Effective January 1, 1995, pursuant to a Plan of Reorganization executed on February 1, 1995, the Properties, subject to related secured mortgage obligations, along with other real estate assets, mortgage receivables and cash were transferred into two newly formed Operating Partnerships between Hotel Investors Trust/Hotel Investors Corporation (a real estate investment trust and a corporation trading publicly on a

                           THE FRENCH QUARTER SQUARE

6.  SUBSEQUENT EVENT (CONTINUED)
paired basis) and certain entities controlled by Starwood Capital Group, LP (including Berl and Starwood-Huntington) in exchange for a majority of the Operating Partnership's interests. Concurrently with these transactions, Hotel Investors Trust/Hotel Investors Corporation contributed substantially all of their net assets and operations into the Operating Partnerships and changed their name to Starwood Lodging Trust and Starwood Lodging Corporation, respectively.

7.  CONTINGENCIES AND UNCERTAINTIES

    Kentucky Central Life Insurance Company ("KCL") sold the hotel, office and retail property to Berl. This sale was part of a pooled asset sale conducted by the Kentucky Insurance Commissioner as rehabilitator of KCL. At the time of the sale, the Kentucky Circuit Court had approved the sale, and KCL had appealed such approval. These appeals were transferred to the Kentucky Supreme Court. On May 11, 1994, the Kentucky Supreme Court unanimously upheld the circuit court's approval. KCL has the right to file for reconsideration of the case with the Kentucky Supreme Court or it may file a petition for certiorari with the United States Supreme Court within ninety days. Neither Berl or SOF II are party to this litigation. In the event that the Commissioner loses this appeal and the sales are voided, Berl and SOF II have secured return of their purchase price by escrowing the proceeds at closing and by obtaining title insurance affirmatively covering this risk.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners of the Starwood Capital Group:

    We have audited the accompanying schedules of operating revenue and certain expenses of the French Quarter Square (the "Properties") for the period January 1 to July 31, 1994 and the year ended December 31, 1993. These schedules are the responsibility of the Properties' management. Our responsibility is to express an opinion on these schedules based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the schedules of operating revenue and certain expenses are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall schedule presentation. We believe that our audits provide a reasonable basis for our opinion.

    The accompanying schedules of operating revenue and certain expenses were prepared on the basis described in Note 1 and is not intended to be a complete presentation of the Properties' revenues and expenses.

    In our opinion, the schedules of operating revenue and certain expenses audited by us present fairly, in all material respects, the operating revenue and certain expenses of the French Quarter Square, on the basis described in
Note 1, for the period January 1 to July 31, 1994 and the year ended December 31, 1993, in conformity with generally accepted accounting principles.

                                          PRICE WATERHOUSE LLP

Dallas, Texas
March 3, 1995

                           THE FRENCH QUARTER SQUARE


              SCHEDULES OF OPERATING REVENUE AND CERTAIN EXPENSES


                   FOR THE PERIOD JANUARY 1 TO JULY 31, 1994
                      AND THE YEAR ENDED DECEMBER 31, 1993

                                                                                                   FOR THE
                                                                                 FOR THE           PERIOD
                                                                               YEAR ENDED       JANUARY 1 TO
                                                                            DECEMBER 31, 1993   JULY 31, 1994
                                                                            -----------------  ---------------
Operating revenue:
  Rooms...................................................................    $   3,280,411     $   1,898,664
  Food and beverage.......................................................        1,165,305           654,654
  Telephone and other.....................................................          167,231            76,034
  Rental..................................................................          721,356           278,223
  Expense reimbursements..................................................            6,266            36,819
                                                                            -----------------  ---------------
                                                                                  5,340,569         2,944,394
                                                                            -----------------  ---------------

Certain expenses (Note 1):
  Cost of sales...........................................................        1,827,710         1,125,362
  General and administrative..............................................          500,146           316,673
  Marketing...............................................................          399,519           240,699
  Energy costs............................................................          260,755           149,274
  Management fees.........................................................          271,313           147,685
  Real estate taxes.......................................................          186,509          --
  Insurance and property operations.......................................          297,398           169,444
  Common area maintenance.................................................           36,318            18,912
  Other expenses..........................................................           46,130            32,658
                                                                            -----------------  ---------------
                                                                                  3,825,798         2,200,707
                                                                            -----------------  ---------------
Operating revenue in excess of certain expenses...........................    $   1,514,771     $     743,687
                                                                            -----------------  ---------------
                                                                            -----------------  ---------------

   The accompanying notes are an integral part of these financial statements.

                           THE FRENCH QUARTER SQUARE

                       NOTES TO THE FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    The accompanying schedule of operating revenue and certain expenses relates to the operations of the French Quarter Square (the Properties) located in Lexington, Kentucky. The Properties consist of a 155 room hotel, a 37,500 square foot shopping center and a 12,000 square foot office building. The shopping center and office space were completed in 1988 and the hotel was completed in 1989.

BASIS OF PRESENTATION

    This schedule was prepared for the partners of Starwood Capital Group (the Partners), who acquired the Properties in an acquisition from Kentucky Central Life Insurance Company on August 1, 1994. Kentucky Central Life Insurance received the properties through a deed in lieu of foreclosure on June 15, 1994. Prior to ownership by Kentucky Central Life Insurance Company, the Properties were owned by French Quarter Square Limited (Predecessor), a Kentucky limited partnership, who had filed for protection under Chapter 11 Bankruptcy on September 21, 1993. The Partners are contemplating selling these properties to Hotel Investors Inc. for inclusion in a real estate investment trust portfolio. Accordingly, certain expenses which may not be comparable to the expenses expected to be incurred in the proposed future operations of the Properties, have been excluded under the assumption that the potential transaction described above will be consummated. Expenses excluded consist of depreciation and valuation adjustments to the building and improvements, interest expense on certain debt incurred by the Properties to acquire and develop the property, and amortization of expenses not directly related to the proposed future operations of the Hotel.

REVENUE AND EXPENSE RECOGNITION

    The accompanying schedule of operating revenue and certain expenses has been prepared on the accrual basis of accounting.

    Rooms revenue for the hotel is recognized daily on a check-in basis. Rental revenue for the office and shopping center is recognized on a monthly basis. All other revenue is recognized when earned.

2.  RELATED PARTY TRANSACTIONS
    During the seven-month period ended July 31, 1994 and the year ended December 31, 1993, the hotel incurred approximately $400,000 and $240,000, respectively, in charges from French Quarter Properties Inc. (a related party) for marketing and management services.

    Payments totaling approximately $150,000, for management fees and leasing commissions incurred prior to January 1, 1993, were paid to Graves/Turner Developments on various dates between September 2, 1993 and September 21, 1993. In addition, approximately $16,000 and $271,000, respectively, in management fees were incurred and paid to Graves/Turner Development for management services rendered during the seven-month period ended July 31, 1994 and the year ended December 31, 1993, respectively.

3.  FUTURE MINIMUM RENTALS UNDER OPERATING LEASES
    The Property is leased under operating leases with initial non-cancellable contracts starting at thirty- six months. Some leases provide for tenant reimbursement of certain common area maintenance expenses, insurance and real estate taxes on a monthly basis.

                           THE FRENCH QUARTER SQUARE

3.  FUTURE MINIMUM RENTALS UNDER OPERATING LEASES (CONTINUED)
    A summary of the future minimum rentals to be received under non-cancellable operating leases is as follows:

YEAR ENDING DECEMBER 31,
- --------------------------------------------------------------------------------
1995............................................................................  $    503,443
1996............................................................................       378,871
1997............................................................................       305,724
1998............................................................................       292,641
1999............................................................................       252,370
Thereafter......................................................................     1,266,913
                                                                                  ------------
                                                                                  $  2,999,962
                                                                                  ------------
                                                                                  ------------

Several of the retail leases require percentage rents to be paid after sales for individual retailers have reached a specified level.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners of Berl Holdings, L.P.:

    In our opinion, the accompanying balance sheet and the related statement of operations and retained earnings and of cash flows present fairly, in all material respects, the financial position of Capitol Hill Suites at December 31, 1994, and the results of its operations and its cash flows for the period July 14, 1994 (acquisition) to December 31, 1994 in conformity with generally accepted accounting principles. These financial statements are the responsibility of Capitol Hill Suites' management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with generally accepted auditing standards which requires that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

                                             PRICE WATERHOUSE LLP

Washington, DC
March 2, 1995

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners of Berl Holdings, L.P.

    In our opinion, the accompanying balance sheet at December 31, 1993 and the related statement of operations, changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position and results of operations and cash flows for Capitol Hill Suites for the period January 1, 1994 to July 13, 1994, and the year ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Capitol Hill Suites' management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with generally accepted auditing standards which requires that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

                                             PRICE WATERHOUSE LLP

Washington, DC
March 2, 1995

                              CAPITOL HILL SUITES

                                 BALANCE SHEET

                                     ASSETS

                                                                                           DECEMBER 31,
                                                                                    --------------------------
                                                                                                  (PREDECESSOR)
                                                                                        1994          1993
                                                                                    ------------  ------------
Cash..............................................................................  $    192,335   $   91,175
Accounts receivable...............................................................        64,142      130,711
Inventory, at cost................................................................        57,206       51,097
Other.............................................................................        29,736       20,543

Fixed assets:
  Land............................................................................     1,275,528    2,258,000
  Building and building improvements..............................................     6,713,347    5,640,117
  Furniture, fixtures and equipment...............................................       719,724      419,093
                                                                                    ------------  ------------
                                                                                       8,708,599    8,317,210
Less: Accumulated depreciation....................................................       204,124      523,591
                                                                                    ------------  ------------
                                                                                       8,504,475    7,793,619
                                                                                    ------------  ------------
    Total assets..................................................................  $  8,847,894   $8,087,145
                                                                                    ------------  ------------
                                                                                    ------------  ------------

                                       LIABILITIES AND DIVISION EQUITY

Accounts payable..................................................................  $    139,422   $  141,597
Accounts payroll..................................................................        40,596       20,243
Other accrued expenses............................................................        54,238       20,244
Mortgage payable (Note 3).........................................................       617,000       --
                                                                                    ------------  ------------
    Total liabilities.............................................................       851,256      182,084
                                                                                    ------------  ------------
Division equity...................................................................     7,996,638    7,905,061
                                                                                    ------------  ------------
    Total liabilities and division equity.........................................  $  8,847,894  $ 8,087,145
                                                                                    ------------  ------------
                                                                                    ------------  ------------

   The accompanying notes are an integral part of these financial statements.

                              CAPITOL HILL SUITES
                            STATEMENT OF OPERATIONS


                                                        FOR THE PERIOD    PREDECESSOR FOR
                                                        JULY 14, 1994       THE PERIOD      PREDECESSOR
                                                       (ACQUISITION) TO   JANUARY 1, 1994    YEAR ENDED
                                                         DECEMBER 31,       TO JULY 13,     DECEMBER 31,
                                                             1994              1994             1993
                                                       ----------------   ---------------   ------------
Revenues:
  Suites.............................................     $1,412,222        $1,856,654       $3,146,322
  Telephone..........................................         50,196            58,061          101,665
  Other..............................................         50,618            56,455          147,330
                                                       ----------------   ---------------   ------------
                                                           1,513,036         1,971,170        3,395,317
                                                       ----------------   ---------------   ------------
Departmental expenses:
  Suites.............................................        416,777           519,190          875,318
  Telephone..........................................         18,340            22,642           47,705
  Other..............................................         16,796            20,368           48,232
                                                       ----------------   ---------------   ------------
                                                             451,913           562,200          971,255
                                                       ----------------   ---------------   ------------
Gross profit.........................................      1,061,123         1,408,970        2,424,062
                                                       ----------------   ---------------   ------------
Other expenses:
  General and administrative.........................        166,206           222,244          418,513
  Advertising and promotion..........................         81,992           110,942          210,317
  Utilities..........................................         57,921            66,962          133,693
  Maintenance and repairs............................         93,454           124,995          185,766
  Insurance and taxes................................         74,234            60,518          152,834
  Depreciation and amortization......................        204,124           154,575          253,600
  Management fees....................................         40,888           102,562          156,874
  Other..............................................          6,696             3,865
                                                       ----------------   ---------------   ------------
                                                             725,515           846,663        1,511,597
                                                       ----------------   ---------------   ------------
Income from hotel operations.........................        335,608           562,307          912,465
Interest expense.....................................         16,000           --               --
Other................................................       --                  95,238          --
                                                       ----------------   ---------------   ------------
Net income...........................................     $  319,608        $  467,069       $  912,465
                                                       ----------------   ---------------   ------------
                                                       ----------------   ---------------   ------------


   The accompanying notes are an integral part of these financial statements.

                              CAPITOL HILL SUITES
                    STATEMENT OF CHANGES IN DIVISION EQUITY

                                                                                                  FOR THE PERIOD
                                                                                                   JULY 14, 1994
                                                                                                 (ACQUISITION) TO
                                                                                                 DECEMBER 31, 1994
                                                                                                 -----------------
Contributed capital............................................................................    $   8,515,307
Capital withdrawal.............................................................................         (838,277)
Net income for period..........................................................................          319,608
                                                                                                 -----------------
Division equity, ending........................................................................    $   7,996,638
                                                                                                 -----------------
                                                                                                 -----------------

- --------------------------------------------------------------------------------

                STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (PREDECESSOR)

                                                                              FOR THE PERIOD
                                                                                JANUARY 1,
                                                                               1994 TO JULY
                                                                                 13, 1994
                                                                              --------------
Stockholders' equity, beginning.............................................    $7,905,061
Capital withdrawal..........................................................    (8,315,397)
Distributions to stockholder, net...........................................      (194,268)
Net income for period.......................................................       467,069
                                                                              --------------
Stockholders' equity, ending................................................    $ (137,535)
                                                                              --------------
                                                                              --------------


                                                                              FOR THE PERIOD
                                                                                JANUARY 1,
                                                                                 1993 TO
                                                                               DECEMBER 31,
                                                                                   1993
                                                                              --------------
Stockholders' equity, beginning.............................................    $7,697,976
Distributions to stockholder, net...........................................      (705,380)
Net income for period.......................................................       912,465
                                                                              --------------
Stockholders' equity, ending................................................    $7,905,061
                                                                              --------------
                                                                              --------------

   The accompanying notes are an integral part of these financial statements.

                              CAPITOL HILL SUITES
                            STATEMENTS OF CASH FLOWS


                                                         FOR THE    PREDECESSOR
                                                       PERIOD JULY    FOR THE
                                                        14, 1994       PERIOD     PREDECESSOR
                                                       (ACQUISITION)  JANUARY 1,  YEAR ENDED
                                                       TO DECEMBER  1994 TO JULY   DECEMBER
                                                        31, 1994      13, 1994     31, 1993
                                                       -----------  ------------  -----------
Cash flows from operating activities:
Net income...........................................   $ 319,608    $  467,069    $ 912,465
Adjustments to reconcile net income to net cash
 provided by (used in) operating activities:
  Depreciation and amortization......................     204,124       154,575      253,600
  Gain on sale of fixed assets.......................      --            --           (3,821)
Changes in assets and liabilities:
  (Increase) decrease in accounts receivable.........     (14,104)      130,711       16,238
  (Increase) decrease in inventory...................      (5,745)       51,097        7,727
  (Increase) decrease in other.......................      (7,183)       20,543       (3,249)
  Increase (decrease) in accounts payable............     139,422      (141,597)      41,351
  Decrease in accrued payroll........................      (7,131)      (20,243)     (27,116)
  Decrease in other accrued expenses.................     (10,279)      (20,244)     (63,389)
                                                       -----------  ------------  -----------
    Net cash provided by operating activities........     618,712       641,911    1,133,806
                                                       -----------  ------------  -----------
Cash flows from investing activities:
  Capital expenditures...............................  (8,720,407)     (264,557)    (527,883)
  Proceeds from sale of fixed assets.................      --         8,315,397        3,821
                                                       -----------  ------------  -----------
    Net cash (used in) provided by investing
     activities......................................  (8,720,407)    8,050,840     (524,062)
                                                       -----------  ------------  -----------
Cash flows from financing activities:
  Partners' capital contribution.....................   8,515,307        --           --
  Proceeds from mortgage borrowings..................     617,000        --           --
  Capital withdrawal.................................    (838,277)   (8,315,397)      --
  Distributions to stockholder, net..................      --          (194,268)    (705,380)
                                                       -----------  ------------  -----------
    Net cash provided by (used in) financing
     activities......................................   8,294,030    (8,509,665)    (705,380)
Net increase (decrease) in cash......................     192,335       183,086      (95,636)
Cash, beginning......................................      --            91,175      186,811
                                                       -----------  ------------  -----------
Cash, ending.........................................   $ 192,335    $  274,261    $  91,175
                                                       -----------  ------------  -----------
                                                       -----------  ------------  -----------


   The accompanying notes are an integral part of these financial statements.

                              CAPITOL HILL SUITES

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1994

1.  ORGANIZATION.
    Capitol Hill Suites (the Property), a 152 room suites hotel located in Washington D.C., was acquired by Berl Holdings, L.P. (Berl) on July 14, 1994 from Capitol Hill Holdings, Inc. (the Predecessor) which had acquired the Property from a subsidiary of Marine Midland Realty Credit Corporation, in 1991.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.


BASIS OF PRESENTATION

    The accompanying financial statements include the accounts of the Property, as included in the financial records of Berl and the Predecessor, as if it were a separate legal entity and have been prepared using the accrual basis of accounting.


CASH AND CASH EQUIVALENTS

    The Property considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.


INVENTORY

    Inventory is stated at the lower of cost or market. Cost is determined using the first-in, first-out method.


FIXED ASSETS

    Fixed assets are recorded at the lower of cost or net realizable value based on fair value allocations as determined by management at the acquisition date. Building and building improvements, furniture and fixtures and equipment are depreciated using the straight-line method over estimated lives ranging from 5 to 30 years. The costs of repairs and minor renewals that do not significantly extend the life of the property and equipment are normally expensed as incurred. The costs of major renovation projects are capitalized and depreciated over the related period of benefit.


INCOME TAXES

    At December 31, 1994, the Property is owned by a partnership, as such, the Property is not subject to federal or state income taxes; the tax effect of the property's activities accrues to its partners. Accordingly, no provision or benefit for income taxes is necessary in the financial statements for the period from July 14, 1994 to December 31, 1994.

    The Predecessor corporation is a participant in a joint venture under which the venture partner is allocated substantially all of the results of operations for tax purposes. The venture partnership is a foreign corporation which has substantial losses for which no benefit had previously been realized.
Accordingly, no provision or benefit for federal or state income taxes is provided for in the financial statements for the periods ended December 31, 1993 and July 13, 1994.

3.  MORTGAGE PAYABLE.
    Berl through its interest in Starwood-Huntington Partners, L.P. ("Starwood-Huntington"), a majority owned affiliated partnership, acquired the fee title to the Doubletree Club Hotel of Rancho Bernardo, California for $8.25 million which was financed in part through a $6.8 million mortgage on the acquired property. The remaining purchase price was financed through a $1.95 million borrowing by Berl secured by the Property and two other hotel properties owned by Berl. The proceeds of this borrowing were contributed by Berl into Starwood-Huntington. The two mortgages contain cross-default provisions, which effectively cross-collateralize all four hotel properties. The mortgage loans accrue interest at LIBOR plus 2.5%, payable monthly. Principal is due upon maturity in September, 1995.

    A pro rata portion of the Berl loan and the related interest expense have been reflected in these financial statements based on the relative 1994 acquisition prices of the three properties securing the loan.

                              CAPITOL HILL SUITES

                               DECEMBER 31, 1994

4.  MANAGEMENT AGREEMENT.
    The property has a management agreement with Hospitality Partners (Hospitality), a minority limited partner in Berl. The agreement provides for a monthly management fee of 8.5% (10% under predecessor) of adjusted net operating income, as defined in the agreement. The agreement also provides for an incentive fee equal to 20% of adjusted net operating income, as defined by the agreement, in excess of certain thresholds, which were increased concurrent with the acquisition described in Note 1. The management and incentive fees for the period July 14, 1994 to December 31, 1994 the period January 1, 1994 to July 13, 1994 and the year ended December 31, 1993, approximated $41,000, $103,000 and $157,000, respectively.

    During the period July 14, 1994 through December 31, 1994, the period January 1, 1994 through July 13, 1994, and the year ended December 31, 1993, $20,000, $25,000 and $45,600, respectively was paid to Hospitality for certain accounting services provided to the Suites.

5.  SUBSEQUENT EVENT.
    Effective January 1, 1995 pursuant to a Plan of Reorganization executed on February 1, 1995, the Property and related hotel operations, subject to related secured mortgage obligations, along with other real estate assets, mortgage receivables and cash were transferred into two newly formed Operating Partnerships between Hotel Investors Trust/Hotel Investors Corporation (a real estate investment trust and a corporation trading publicly on a paired basis) and certain entities controlled by the Starwood Capital Group and/or its affiliates (including Berl and Starwood-Huntington) in exchange for majority interest of the Operating Partnerships interests. Concurrently with these transactions, Hotel Investors Trust/Hotel Investors Corporation contributed substantially all of their net assets and operations into the Operating Partnerships and changed their names to Starwood Lodging Trust and Starwood Lodging Corporation, respectively.

                          INDEPENDENT AUDITORS' REPORT

To Starwood Lodging Trust and Starwood Lodging Corporation:

    We have audited the accompanying balance sheets of the Doubletree Club Hotel of Rancho Bernardo (the "Hotel") as of December 31, 1994 and 1993, and the related statements of operations and owners' equity and of cash flows for the periods September 16, 1994 to December 31, 1994 and January 1, 1994 to September 15, 1994 and for the year ended December 31, 1993. These financial statements are the responsibility of the Hotel's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such financial statements present fairly, in all material respects, the financial position of the Doubletree Club Hotel of Rancho Bernardo at December 31, 1994 and 1993, and the results of its operations and its cash flows for the periods September 16, 1994 to December 31, 1994 and January 1, 1994 to September 15, 1994 and for the year ended December 31, 1993 in conformity with generally accepted accounting principles.

    As discussed in Note 1 to the financial statements, the Hotel was acquired by Starwood-Huntington Partners, L.P. on September 16, 1994 in a transaction accounted for as a purchase. As a result of the acquisition, the financial statements for the period subsequent to the acquisition are presented on a different basis of accounting than that in the preceding periods and are therefore not directly comparable.

                                          DELOITTE & TOUCHE LLP

Los Angeles, California
March 24, 1995

                    DOUBLETREE CLUB HOTEL OF RANCHO BERNARDO

                                 BALANCE SHEETS

                           DECEMBER 31, 1994 AND 1993

                                     ASSETS


                                                                                     SUCCESSOR     PREDECESSOR
                                                                                    ------------  -------------
                                                                                           DECEMBER 31,
                                                                                    ---------------------------
                                                                                        1994          1993
                                                                                    ------------  -------------
CURRENT ASSETS:
Cash and cash equivalents (Note 1)................................................  $    190,217  $     283,062
Accounts receivable, less allowance for doubtful accounts of $12,240 in 1994 and
 $5,772 in 1993...................................................................        91,913         65,999
Due from Operator (Note 2)........................................................       --             126,000
Deferred financing costs, net of accumulated amortization of $22,750..............        54,964       --
Inventories (Note 1)..............................................................        11,227         10,124
Prepaid expenses..................................................................        29,311          2,499
                                                                                    ------------  -------------
    Total current assets..........................................................       377,632        487,684
Restricted cash (Note 2)..........................................................       --             328,394
Property and equipment, Net (Notes 1 and 4).......................................     8,180,392      8,091,886
Other assets......................................................................       --                 529
                                                                                    ------------  -------------
    TOTAL.........................................................................  $  8,558,024  $   8,908,493
                                                                                    ------------  -------------
                                                                                    ------------  -------------

                                        LIABILITIES AND OWNERS' EQUITY
CURRENT LIABILITIES:
Accounts payable..................................................................  $    104,955  $      21,445
Due to Operator (Note 2)..........................................................                       17,206
Accrued expenses, including pre-petition liabilities of $59,618 in 1993...........       166,785        221,780
Notes payable (Note 5)............................................................     6,800,000       --
                                                                                    ------------  -------------
    Total current liabilities.....................................................     7,071,740        260,431
OWNERS' EQUITY....................................................................     1,486,284      8,648,062
                                                                                    ------------  -------------
    TOTAL.........................................................................  $  8,558,024  $   8,908,493
                                                                                    ------------  -------------
                                                                                    ------------  -------------


   The accompanying notes are an integral part of these financial statements.

                    DOUBLETREE CLUB HOTEL OF RANCHO BERNARDO
                  STATEMENTS OF OPERATIONS AND OWNERS' EQUITY
              PERIODS SEPTEMBER 16, 1994 TO DECEMBER 31, 1994 AND
                   JANUARY 1, 1994 TO SEPTEMBER 15, 1994 AND
                          YEAR ENDED DECEMBER 31, 1993


                                                                     SUCCESSOR              PREDECESSOR
                                                                  ---------------  -----------------------------
                                                                  SEPTEMBER 16 TO   JANUARY 1 TO
                                                                   DECEMBER 31,     SEPTEMBER 15,   DECEMBER 31,
                                                                       1994             1994            1993
                                                                  ---------------  ---------------  ------------
REVENUES:
  Rooms.........................................................   $     868,926    $   2,392,008    $2,914,592
  Food and beverage.............................................          46,354          134,854       197,863
  Telephone.....................................................          50,525          146,027       173,716
  Other.........................................................          31,647           82,917        49,251
                                                                  ---------------  ---------------  ------------
    Total revenues..............................................         997,452        2,755,806     3,335,422
                                                                  ---------------  ---------------  ------------
COST OF SALES:
  Rooms.........................................................         174,129          512,552       647,623
  Food and beverage.............................................          53,379          129,125       143,377
  Telephone.....................................................          14,402           37,228        48,957
  Other.........................................................           3,585           12,693        15,249
                                                                  ---------------  ---------------  ------------
    Total cost of sales.........................................         245,495          691,598       855,206
                                                                  ---------------  ---------------  ------------
                                                                         751,957        2,064,208     2,480,216
                                                                  ---------------  ---------------  ------------
EXPENSES:
  Operating (Note 2)............................................         327,135          874,208     1,118,253
  General and administrative....................................         127,293          341,633       437,602
  Management and royalty fees (Note 2)..........................          49,937          138,008       166,211
  Depreciation and amortization.................................         219,302          329,037       462,348
  Interest......................................................         156,378         --              --
                                                                  ---------------  ---------------  ------------
    Total expenses..............................................         880,045        1,682,886     2,184,414
                                                                  ---------------  ---------------  ------------
NET (LOSS) INCOME...............................................        (128,088)         381,322       295,802
OWNERS' EQUITY..................................................        --               --              --
  Beginning of period...........................................       1,688,780        8,648,062     9,007,939
  Contributions.................................................         246,290         --              --
  Distributions, net (Note 6)...................................        (320,698)        (107,966)     (655,679)
                                                                  ---------------  ---------------  ------------
  End of period.................................................   $   1,486,284    $   8,921,418    $8,648,062
                                                                  ---------------  ---------------  ------------
                                                                  ---------------  ---------------  ------------


   The accompanying notes are an integral part of these financial statements.

                    DOUBLETREE CLUB HOTEL OF RANCHO BERNARDO
                            STATEMENTS OF CASH FLOWS
              PERIODS SEPTEMBER 16, 1994 TO DECEMBER 31, 1994 AND
                   JANUARY 1, 1994 TO SEPTEMBER 15, 1994 AND
                          YEAR ENDED DECEMBER 31, 1993


                                                                   SUCCESSOR                  PREDECESSOR
                                                               ------------------  ----------------------------------
                                                                 FOR THE PERIOD    FOR THE PERIOD
                                                               SEPTEMBER 16, 1994  JANUARY 1, 1994    FOR THE YEAR
                                                                (ACQUISITION TO     TO SEPTEMBER          ENDED
                                                                  DECEMBER 31,           15,          DECEMBER 31,
                                                                      1994              1994              1993
                                                               ------------------  ---------------  -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) income..........................................     $   (128,088)     $     381,322      $   295,802
Adjustments to reconcile net (loss) income to net cash
 provided by operating activities:
  Depreciation and amortization..............................          219,302            329,037          462,348
  Provision for doubtful accounts............................           12,240             12,334            1,098
Changes in operating assets and liabilities:
  Accounts receivable........................................           29,204            (90,683)          (6,548)
  Due from Operator..........................................          --                 126,000          --
  Inventories................................................            1,377             (2,481)            (246)
  Prepaid expenses and other assets..........................          (29,311)             2,502            1,296
  Deferred financing costs...................................          (77,714)          --                --
  Accounts payable...........................................          104,955            124,867            1,109
  Due to Maruko, Inc.........................................          --                  32,136           44,321
  Due to Operator............................................          --                   2,896              585
  Accrued expenses...........................................          135,500             51,781           (1,384)
                                                               ------------------  ---------------  -----------------
    Net cash provided by operating activities................          267,465            969,711          798,381
                                                               ------------------  ---------------  -----------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of Hotel.......................................       (8,488,779)          --                --
  Purchase of property and equipment.........................           (2,841)            (1,900)         (36,576)
  Increase in restricted cash................................          --                 (78,365)        (106,699)
                                                               ------------------  ---------------  -----------------
    Net cash used in investing activities....................       (8,491,620)           (80,265)        (143,275)
                                                               ------------------  ---------------  -----------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Owner's capital contribution...............................        1,935,070           --                --
  Distributions..............................................         (320,698)          (275,000)        (700,000)
  Increase in notes payable..................................        6,800,000           --                --
                                                               ------------------  ---------------  -----------------
    Net cash provided by (used in) financing activities......        8,414,372           (275,000)        (700,000)
                                                               ------------------  ---------------  -----------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.........          190,217            614,446          (44,894)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD...............          --                 283,062          327,956
                                                               ------------------  ---------------  -----------------
CASH AND CASH EQUIVALENTS, END OF PERIOD.....................     $    190,217      $     897,508      $   283,062
                                                               ------------------  ---------------  -----------------
                                                               ------------------  ---------------  -----------------



See notes to financial statements.___________________________________(Continued)

SUPPLEMENTAL DISCLOSURE OF NONCASH AND FINANCING ACTIVITIES:

    Amounts due to Maruko, Inc. of $167,034 and $44,321 were credited to owners' equity in the period ended September 15, 1994 and the year ended December 31, 1993, respectively.

    On September 16, 1994, Starwood-Huntington Partners, L.P. purchased the Hotel for $8,488,779. In conjunction with the acquisition, assets acquired and liabilities assumed were as follows:

Fair value of assets acquired...................................  $8,520,184
Cash paid.......................................................  $8,488,779
Liabilities assumed.............................................  $  31,405

   The accompanying notes are an integral part of these financial statements.

                    DOUBLETREE CLUB HOTEL OF RANCHO BERNARDO
                         NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

GENERAL INFORMATION

    The Doubletree Club Hotel of Rancho Bernardo (the "Hotel") was owned jointly by Maruko, Inc. ("Maruko"), a Japanese corporation, and individual Japanese investors. Compri Management Corporation No. 8 (the "Operator") operated the Hotel under management and franchise agreements with Maruko (see Note 2).

    Maruko applied to the Tokyo District Court for protection from creditors under the Corporation Reorganization Law on August 29, 1991 and under Chapter 11 with the United States Bankruptcy Court on October 30, 1991. On July 1, 1994, the Tokyo District Court approved Maruko's plan for reorganization under the Corporation Reorganization Law in Japan, and on February 3, 1994, the United States Bankruptcy Court approved Maruko's application for reorganization under Chapter 11. As part of the bankruptcy proceedings, Maruko sold the Hotel to Starwood--Huntington Partners, L.P. on September 16, 1994.

    Effective January 1, 1995 the assets and liabilities of the Hotel were contributed by Starwood-- Huntington Partners, L.P. to SLT Realty L.P. and SLC Operating L.P., in exchange for partnership interests.

CASH AND CASH EQUIVALENTS

    The Hotel considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

INVENTORIES

    Inventories, consisting primarily of food and beverage, are stated at the lower of cost or market. Cost is determined on the first-in, first-out method.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at the lower of cost or net realizable value. Depreciation is computed on the straight-line and accelerated methods over the estimated useful lives of the respective assets.

INCOME TAXES

    No provision has been made for income taxes in the financial statements, as any taxable income or loss of the Hotel is included in the income tax returns of Maruko and the individual Japanese investors for the periods ending on or before September 15, 1994, and of Starwood--Huntington Partners, L.P. for the period September 16, 1994 through December 31, 1994.

2.  MANAGEMENT AND FRANCHISE AGREEMENTS.
    The management fee consists of a base fee of 5% of gross revenue, as defined, and a 10% incentive fee on the amount by which net operating income, as defined, exceeds $1,500,000. The franchise agreement requires a royalty fee of 3% of gross room revenues. However, this fee is deductible from the aforementioned 5% base management fee. The management and royalty fees amounted to $49,937 and $138,008 for the periods September 16, 1994 to December 31, 1994 and January 1, 1994 to September 15, 1994, respectively, and $166,211 for the year ended December 31, 1993. No incentive fee was earned.

    The franchise agreement requires the Hotel to contribute 3% of gross room revenues to the Operator for marketing services. This fee, which is included in operating expenses, amounted to approximately $26,000 and $72,000 for the periods September 16, 1994 to December 31, 1994 and January 1, 1994 to September 15, 1994, respectively, and $88,000 for the year ended December 31, 1993.

    The Operator provides centralized accounting and data processing services to the Hotel in accordance with the management agreement. The cost of these services amounted to $12,000 and $36,000 for the periods September 16, 1994 to December 31, 1994 and January 1, 1994 to September 15, 1994 and $48,000 for the year ended December 31, 1993.

                    DOUBLETREE CLUB HOTEL OF RANCHO BERNARDO
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.  MANAGEMENT AND FRANCHISE AGREEMENTS. (CONTINUED)
    The management agreement with Maruko included a provision for the establishment of a fund for replacement of furniture and fixtures, equal to 3% of gross revenues. The fund is classified as restricted cash in the accompanying balance sheets.

    The $126,000 due from the Operator in 1993 was non-interest bearing and was paid in 1994.

3.  RELATED PARTIES.
    Maruko paid $167,034 for the period ended September 15, 1994 and $44,321 for the year ended December 31, 1993 for various expenses on behalf of the Hotel (see Note 6).

4.  PROPERTY AND EQUIPMENT.
    Property and equipment are summarized as follows:

                                                                   DECEMBER 31,
                                                            --------------------------
                                                                1994          1993           LIVES
                                                            ------------  ------------  ----------------
Land and improvements.....................................  $  1,255,872  $  1,510,346
Building and improvements.................................     6,221,530     5,701,382  10 to 40 years
Furniture and equipment...................................       899,542     2,342,324  3 to 10 years
                                                            ------------  ------------
                                                               8,376,944     9,554,052
Less accumulated depreciation.............................       196,552     1,462,166
                                                            ------------  ------------
                                                            $  8,180,392  $  8,091,886
                                                            ------------  ------------
                                                            ------------  ------------

5.  NOTES PAYABLE.
    At the time of the purchase of the Hotel, Starwood--Huntington Partners, L.P. obtained a note payable to Lexington Mortgage Company. The note, which bears interest at LIBOR plus 2.5% (10.25% at December 31, 1994), is due in October 1995.

    Interest paid in the period ended December 31, 1994 was $108,210.

6.  DISTRIBUTIONS.
    Certain amounts payable to Maruko will not be settled by cash payments. Accordingly, such amounts have been credited to owners' equity (see Note 3). The Hotel distributed $275,000 and $700,000 in cash to Maruko for the period January 1, 1994 to September 15, 1994, and for the year ended December 31, 1993, respectively.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners of Starwood Capital Group

    In our opinion, the accompanying balance sheet and the related statements of operations, of changes in partners' capital and of cash flows present fairly, in all material respects, the financial position of Embassy Suites--Tempe at December 31, 1994 and 1993 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Embassy Suites--Tempe's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          PRICE WATERHOUSE LLP

May 25, 1995
Dallas, Texas

                             EMBASSY SUITES--TEMPE


                                 BALANCE SHEET


                                     ASSETS


                                                                                             DECEMBER 31
                                                                                     ----------------------------
                                                                                         1994           1993
                                                                        MARCH 31,    -------------  -------------
                                                                          1995
                                                                      -------------
                                                                       (UNAUDITED)
Cash and cash equivalents...........................................  $     708,063  $     454,221  $     406,687
Accounts receivable, net of allowance for doubtful accounts ($2,000
 at December 31, 1994 and December 31, 1993.........................        515,291        274,701        321,431
Accounts receivable--affiliated company (Note 7)....................       --               31,347       --
Fixed assets, net of accumulated depreciation (Note 4)..............     10,885,640     10,930,111     11,184,706
Other...............................................................         50,616         38,529          8,044
                                                                      -------------  -------------  -------------
    TOTAL ASSETS....................................................  $  12,159,610  $  11,728,909  $  11,920,868
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

                                        LIABILITIES AND PARTNERS' CAPITAL
Accounts payable--trade.............................................  $      25,187  $      21,956  $      33,986
Accounts payable--affiliated company (Note 7).......................         48,842       --                7,520
Accrued taxes other than income.....................................        131,113        135,042        141,725
Other accrued liabilities...........................................        280,436        307,420        207,894
Long-term debt (Note 6).............................................       --             --            7,002,613
                                                                      -------------  -------------  -------------
    TOTAL LIABILITIES...............................................        485,578        464,418      7,393,738
Partners' capital...................................................     11,674,032     11,264,491      4,527,130
                                                                      -------------  -------------  -------------
    TOTAL LIABILITIES AND PARTNER'S CAPITAL.........................  $  12,159,610  $  11,728,909  $  11,920,868
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------


  The accompanying notes to financial statements are an integral part of these statements.

                             EMBASSY SUITES--TEMPE
                            STATEMENT OF OPERATIONS



                                                               THREE MONTHS ENDED              YEAR ENDED
                                                                   MARCH 31,                  DECEMBER 31,
                                                           --------------------------  --------------------------
                                                               1995          1994          1994          1993
                                                           ------------  ------------  ------------  ------------
                                                                  (UNAUDITED)
REVENUES:
  Rooms..................................................  $  2,070,585  $  1,772,264  $  5,651,321  $  5,091,528
  Other..................................................       113,421        94,893       373,192       315,158
                                                           ------------  ------------  ------------  ------------
                                                              2,184,006     1,867,157     6,024,513     5,406,686
COST OF SALES--DISTRIBUTED OPERATING EXPENSES:
  Rooms..................................................       165,584       163,628       664,183       603,711
  Guest Services.........................................       127,985        95,982       387,516       317,438
  Complimentary breakfast and bar........................        79,903        91,223       358,823       353,353
  Other..................................................        43,640        42,079       186,044       162,029
                                                           ------------  ------------  ------------  ------------
OPERATING DEPARTMENT INCOME:.............................     1,766,894     1,474,245     4,427,947     3,970,155
                                                           ------------  ------------  ------------  ------------
Undistributed operating expenses:
  Administrative and general.............................       110,173       101,451       428,052       399,655
  Sales and advertising..................................       149,063       158,875       545,929       510,119
  Maintenance and repair.................................        64,087        62,100       278,338       225,641
  Energy costs...........................................        46,223        45,229       267,166       244,774
  Management fees........................................        88,838        75,592       283,718       219,962
  Franchise fees.........................................        82,823        70,713       225,453       203,292
                                                           ------------  ------------  ------------  ------------
OPERATING REVENUE BEFORE FIXED CHARGES...................     1,225,687       960,285     2,399,291     2,166,712
                                                           ------------  ------------  ------------  ------------
FIXED CHARGES:
  Depreciation...........................................       160,661       143,705       622,589       621,491
  Real estate taxes and insurance........................        67,457       102,023       299,838       286,525
  Interest...............................................       --            114,760       208,507       631,024
  Other charges..........................................         8,051        11,838        28,735        34,459
                                                           ------------  ------------  ------------  ------------
    OPERATING INCOME.....................................       989,518       587,959     1,239,622       593,213
                                                           ------------  ------------  ------------  ------------
NONOPERATING REVENUE:
  Restaurant rent........................................        25,000        25,000       100,000        90,714
  Interest income........................................         6,992         2,861        19,480        11,207
  Other income...........................................         3,093         2,836        11,161        21,947
                                                           ------------  ------------  ------------  ------------
    NET INCOME...........................................  $  1,024,603  $    618,656  $  1,370,263  $    717,081
                                                           ------------  ------------  ------------  ------------
                                                           ------------  ------------  ------------  ------------


  The accompanying notes to financial statements are an integral part of these statements.

                             EMBASSY SUITES--TEMPE
                   STATEMENT OF CHANGES IN PARTNERS' CAPITAL



Partners' capital, January 1, 1993.............................................  $4,663,644
Partners' distributions........................................................    (853,595)
Net income for year............................................................     717,081
                                                                                 ----------
Partners' capital, December 31, 1993...........................................   4,527,130
Partners' distributions........................................................  (1,682,680)
Partners' contributions........................................................   7,049,778
Net income for year............................................................   1,370,263
                                                                                 ----------
Partners' capital, December 31, 1994...........................................  11,264,491
Partners' distributions........................................................    (615,062)
Net income for three month period (unaudited)..................................   1,024,603
                                                                                 ----------
Partners' capital, March 31, 1995..............................................  $11,674,032
                                                                                 ----------
                                                                                 ----------


  The accompanying notes to financial statements are an integral part of these statements.

                             EMBASSY SUITES--TEMPE
                            STATEMENT OF CASH FLOWS



                                                               THREE MONTHS ENDED              YEAR ENDED
                                                                    MARCH 31,                 DECEMBER 31,
                                                            -------------------------  --------------------------
                                                                1995         1994          1994          1993
                                                            ------------  -----------  ------------  ------------
                                                                   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income..............................................  $  1,024,603  $   618,656  $  1,370,263  $    717,081
  Adjustments to reconcile net cash used in operating
   activities:
    Depreciation..........................................       160,661      143,705       622,589       621,491
    Changes in operating assets and liabilities:
      Accounts receivable.................................      (240,590)    (226,395)       46,730        (6,033)
      Accounts payable....................................       (27,682)      66,668        80,813        40,701
      Other assets........................................       (12,087)      (4,382)      (30,485)      (94,978)
                                                            ------------  -----------  ------------  ------------
        Net cash provided by operating activities.........       904,905      598,252     2,089,910     1,278,262
    Cash flows from investing activities:
      Capital expenditures................................      (116,190)     (68,151)     (367,994)     (498,090)
                                                            ------------  -----------  ------------  ------------
        Net cash used in investing activities.............      (116,190)     (68,151)     (367,994)     (498,090)
    Cash flows from financing activities:
      Distributions to partners...........................      (615,062)    (389,109)   (1,682,680)     (853,595)
      Partners' capital contribution......................       --           --          7,049,778       --
      Amounts due to or from affiliates...................        80,189        4,738       (38,867)       (3,732)
      Repayment of long-term debt.........................       --           --         (7,002,613)      --
                                                            ------------  -----------  ------------  ------------
        Net cash used in financing activities.............      (534,873)    (384,371)   (1,674,382)     (857,327)
NET (DECREASE) INCREASE IN CASH...........................       253,842      145,730        47,534       (77,155)
CASH AT BEGINNING OF PERIOD*..............................       454,221      406,687       406,687       483,842
                                                            ------------  -----------  ------------  ------------
CASH AT END OF PERIOD*....................................  $    708,063  $   552,417  $    454,221  $    406,687
                                                            ------------  -----------  ------------  ------------
                                                            ------------  -----------  ------------  ------------


- ------------

*Cash balances include cash of $193,353 and $265,076 at December 31, 1994 and 1993, respectively, held in an account as replacement reserve for capital expenditures as described in Note 7.



SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION:
Cash paid during the period for:
  Interest.....................................   $  -0-       $ 114,760    $ 208,507    $ 631,024
  Income taxes.................................   $  -0-       $  -0-       $  -0-       $  -0-


  The accompanying notes to financial statements are an integral part of these statements.

                             EMBASSY SUITES--TEMPE
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1994 AND 1993

1.  ORGANIZATION
    Embassy Suites--Tempe (the "Hotel") is one of several properties owned by MRI Business Properties Fund, Ltd. III (the "Partnership"), a publicly traded limited partnership organized under the laws of the state of California. The managing general partner is Montgomery Realty Company--85, a California general partnership and the associate general partner is MRI Associates, Ltd. III, a limited partnership. The general partners of Montgomery Realty Company--85 are Fox Realty Investors ("FRI"), a California general partnership and Montgomery Realty Corporation, a California Corporation. The Partnership was organized on June 28, 1984, but did not commence operations until December 1985. The Partnership acquired the Hotel in 1986.

    On December 6, 1993, NPI Equity Investments II, Inc. ("MGP") became the managing partner of FRI and assumed operational control over Fox Capital Management Corporation. As a result, MGP became responsible for the operation and management of the business and affairs of the Partnership.

    On October 12, 1994, National Property Investors, Inc. ("NPI"), the parent of MGP sold one-third of the stock of NPI to an affiliate of Apollo Real Estate Advisors, L.P.

    The Partnership is contemplating selling the Hotel to certain entities controlled by Starwood Capital Group and/or its affiliates.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION

    The accompanying financial statements include the accounts of the Hotel, as if it were a separate legal entity. They have been prepared using the accrual basis of accounting.

    CASH AND CASH EQUIVALENTS

    For purpose of reporting cash flows, cash and cash equivalents include cash in banks, cash on hand, replacement reserve cash accounts, and all highly liquid investments purchased with an original maturity of three months or less.

    FIXED ASSETS

    Fixed assets are stated at cost. Depreciation is provided using accelerated methods over the estimated useful lives of the related assets, generally five to 39 years. The costs of repairs and minor renewals that do not significantly extend the life of the property and equipment are normally expensed as incurred. The costs of major renovation projects are capitalized and depreciated over the related period of benefit.

    The Hotel will be written down to net realizable value if and when management believes that the unamortized cost cannot be recovered through operations.

    REVENUE RECOGNITION

    Revenue is recognized when earned. Ongoing credit evaluations are performed and an allowance for potential credit loss is provided against the portion of accounts receivable which is estimated to be uncollectible.

    INCOME TAXES

    No provision for income taxes is necessary in the financial statements of the Hotel because, as the Hotel operates as part of a partnership, it is generally not subject to federal or state income taxes and the tax effects of its activities flow through to the partners.

                             EMBASSY SUITES--TEMPE
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1994 AND 1993

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INTERIM STATEMENTS


    The interim financial data for the three months ended March 31, 1995 and 1994 is unaudited; however, in the opinion of management, the interim data includes all adjustments, consisting only of normal recurring adjustments and eliminations necessary for a fair statement of the financial position of the Hotel.



    The results of operations and of cash flows for the three month periods ended March 31, 1995 and 1994 are not necessarily indicative of the results for the full year.


3.  RELATED PARTY TRANSACTIONS
    On January 1, 1993 Metric Management, Inc., a company which is not affiliated with the general partner began providing certain property and portfolio management services to the Partnership under an amended partnership agreement. See note 7.

4.  FIXED ASSETS
    Fixed assets consist of the following:


                                                                      DECEMBER 31,
                                                              ----------------------------
                                                                  1994           1993
                                                              -------------  -------------
Land........................................................  $   2,516,103  $   2,516,103
Building and improvements...................................     10,069,610     10,069,610
Furniture and equipment.....................................      1,931,334      1,902,223
China, glass, silver, linen.................................         20,830         21,805
                                                              -------------  -------------
                                                                 14,537,877     14,509,741
Less: accumulated depreciation..............................     (3,607,766)    (3,325,035)
                                                              -------------  -------------
                                                              $  10,930,111  $  11,184,706
                                                              -------------  -------------
                                                              -------------  -------------


    Depreciation expense for the year ended December 31, 1994 and 1993 was $622,589 and $621,491 and includes amortization of china, linen, silver and glass.


5.  LEASES


    The Hotel leases space to tenants for a hotel gift shop and restaurant. The Partnership entered into a ten year lease beginning February 1, 1990 with a five year extension option for the Hotel restaurant. The lease has a fixed rent of $100,000 per year. The lease also stipulates a percentage rent equal to three percent of gross sales less the fixed rent paid. In addition to fixed and percentage rent, the Hotel is entitled to 50% of the gross profits, as defined, from the restaurant.



    The Partnership entered into a 60 month lease on October 1, 1990 for the Hotel gift shop. The annual base rent is $4,800. A percentage rent, in the amount of 10% of gross sales, is specified. The lease rental income under noncancelable leases for 1994 and 1993 was $110,761 and $101,343, respectively. Minimum rental commitments under noncancelable leases are as follows at December 31:



1995..............................................................  $ 103,600
1996..............................................................    100,000
1997..............................................................    100,000
1998..............................................................    100,000
1999..............................................................    100,000
                                                                    ---------
    Total minimum lease revenue...................................  $ 503,600
                                                                    ---------
                                                                    ---------

                             EMBASSY SUITES--TEMPE
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1994 AND 1993

5.  LEASES (CONTINUED)
    The Hotel satisfied all rental commitments on operating leases during the years ended December 31, 1994 and 1993. Rental expenses for all operating leases were $25,899 and $37,165 in 1994 and 1993, respectively.


6.  LONG-TERM DEBT

    On December 11, 1986, the Partnership, on behalf of the Hotel, entered into a note agreement with Heller Financial, Inc. in the original amount of $7,000,000. The note, which was secured by the property, was repaid without penalty by a partner contribution on June 3, 1994. Interest was 9% at December 31, 1993 and then, per the terms of the agreement, changed to prime plus one percent.


7.  MANAGEMENT AND FRANCHISE AGREEMENTS

    On December 11, 1986 the Partnership, on behalf of the Hotel, entered into a management agreement with Embassy Suites, Inc. The agreement is for a ten year period. The agreement establishes a replacement reserve fund for capital expenditures in the initial amount of three percent of gross revenues. The agreement was amended in 1993 to increase the required reserve to 5% of gross revenues.


    Management fees and franchise fees are both paid to Embassy Suites, Inc. Franchise fees are four percent of gross suite revenue, as defined, payable monthly. Management fees are four percent of adjusted gross revenue, as defined, payable monthly. The agreement also specifies an incentive management fee in the amount of twenty five percent of adjusted cash flow, as defined, payable annually.



    Management fees were $283,718 and $219,962 for the years ending December 31, 1994 and 1993, respectively. Franchise fees were $225,453 and $203,292 for the years ending December 31, 1994 and 1993, respectively.

                          INDEPENDENT AUDITORS' REPORT


To the Boards of Trustees and Directors
Starwood Lodging Trust and Starwood Lodging Corporation



    We have audited the accompanying balance sheets of the Sheraton Colony Square Hotel (the Hotel) as of December 31, 1994 and 1993, and the related statements of income, owner's equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Hotel's management. Our responsibility is to express an opinion on these financial statements based on our audits.


    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Hotel as of December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.



Ernst & Young LLP



May 25, 1995


Los Angeles, California

                             SHERATON COLONY SQUARE


                                 BALANCE SHEETS
                                     ASSETS



                                                                                                  DECEMBER 31
                                                                                              --------------------
                                                                                                1994       1993
                                                                                  MARCH 31,   ---------  ---------
                                                                                    1995
                                                                                 -----------
                                                                                 (UNAUDITED)
                                                                                          (IN THOUSANDS)
CURRENT ASSETS:
  Cash.........................................................................   $   1,033   $     574  $   1,235
  Accounts receivable..........................................................       1,142         938        560
  Inventory....................................................................         572         556        474
  Other........................................................................         139          87        130
                                                                                 -----------  ---------  ---------
    TOTAL CURRENT ASSETS.......................................................       2,886       2,155      2,399
HOTEL PROPERTY, NET............................................................      18,824      19,203     20,200
                                                                                 -----------  ---------  ---------
                                                                                  $  21,710   $  21,358  $  22,599
                                                                                 -----------  ---------  ---------
                                                                                 -----------  ---------  ---------

                                    LIABILITIES AND OWNER'S EQUITY
CURRENT LIABILITIES:
  Accounts payable and accrued expenses........................................   $   1,377   $   1,233  $   1,210
  Current portion of capital lease obligation..................................          47          62         58
                                                                                 -----------  ---------  ---------
    TOTAL CURRENT LIABILITIES..................................................       1,424       1,295      1,268
CAPITAL LEASE OBLIGATION.......................................................         235         235        297
OWNER'S EQUITY.................................................................      20,051      19,828     21,034
                                                                                 -----------  ---------  ---------
                                                                                  $  21,710   $  21,358  $  22,599
                                                                                 -----------  ---------  ---------
                                                                                 -----------  ---------  ---------



                See accompanying notes to financial statements.

                             SHERATON COLONY SQUARE


                              STATEMENT OF INCOME



                                                                THREE MONTHS ENDED
                                                                    MARCH 31,           YEARS ENDED DECEMBER 31,
                                                               --------------------  -------------------------------
                                                                 1995       1994       1994       1993       1992
                                                               ---------  ---------  ---------  ---------  ---------
                                                                   (UNAUDITED)
                                                                                  (IN THOUSANDS)
REVENUES:
  Rooms......................................................  $   3,024  $   2,755  $  10,541  $   9,240  $   8,653
  Food and beverage..........................................      1,345      1,226      4,615      4,135      3,991
  Telephone..................................................        193        177        728        626        566
  Other......................................................         81         77        317        252        295
                                                               ---------  ---------  ---------  ---------  ---------
    TOTAL....................................................      4,643      4,235     16,201     14,253     13,505
                                                               ---------  ---------  ---------  ---------  ---------
DEPARTMENTAL COSTS AND EXPENSES:
  Rooms......................................................        686        614      2,546      2,405      2,283
  Food and beverage..........................................        999        948      3,764      3,612      3,216
  Telephone..................................................         82         79        290        311        326
  Other......................................................         22         22         91        186        170
                                                               ---------  ---------  ---------  ---------  ---------
    Total....................................................      1,789      1,663      6,691      6,514      5,995
                                                               ---------  ---------  ---------  ---------  ---------
                                                                   2,854      2,572      9,510      7,739      7,510
                                                               ---------  ---------  ---------  ---------  ---------
OTHER EXPENSES:
  General and administrative.................................        375        406      1,583      1,386      1,295
  Depreciation...............................................        385        370      1,481      1,481      1,419
  Utilities..................................................        240        251        950        947        882
  Advertising and sales......................................        216        264        908        937        857
  Repairs and maintenance....................................        189        198        782        719        715
  Management and incentive fees..............................        139        127        624        428        405
  Real estate and personal property taxes....................        145        133        574        530        510
  Franchise fees.............................................        152         94        386        210        147
  Property insurance.........................................         40         38        158        129        123
                                                               ---------  ---------  ---------  ---------  ---------
    Total....................................................      1,881      1,881      7,446      6,767      6,353
                                                               ---------  ---------  ---------  ---------  ---------
    NET INCOME...............................................  $     973  $     691  $   2,064  $     972  $   1,157
                                                               ---------  ---------  ---------  ---------  ---------
                                                               ---------  ---------  ---------  ---------  ---------



                See accompanying notes to financial statements.

                             SHERATON COLONY SQUARE


                          STATEMENTS OF OWNER'S EQUITY



                                                                                                          (IN
                                                                                                      THOUSANDS)
Balance--January 1, 1992...........................................................................    $  19,739
  Contributions....................................................................................        1,939
  Distributions....................................................................................       (1,591)
  Net income.......................................................................................        1,157
                                                                                                     -------------

Balance--December 31, 1992.........................................................................       21,244
  Contributions....................................................................................        1,248
  Distributions....................................................................................       (2,430)
  Net income.......................................................................................          972
                                                                                                     -------------

Balance--December 31, 1993.........................................................................       21,034
  Contributions....................................................................................          680
  Distributions....................................................................................       (3,950)
  Net income.......................................................................................        2,064
                                                                                                     -------------

Balance--December 31, 1994.........................................................................       19,828
  Distributions (unaudited)........................................................................         (750)
  Net income (unaudited)...........................................................................          973
                                                                                                     -------------
Balance--March 31, 1995 (unaudited)................................................................    $  20,051
                                                                                                     -------------
                                                                                                     -------------



                See accompanying notes to financial statements.

                             SHERATON COLONY SQUARE


                            STATEMENTS OF CASH FLOWS



                                                                 THREE MONTHS ENDED
                                                                     MARCH 31,           YEARS ENDED DECEMBER 31,
                                                                --------------------  -------------------------------
                                                                  1995       1994       1994       1993       1992
                                                                ---------  ---------  ---------  ---------  ---------
                                                                    (UNAUDITED)
                                                                                   (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income..................................................  $     973  $     691  $   2,064  $     972  $   1,157
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation..............................................        385        370      1,481      1,481      1,419
    Changes in operating assets and liabilities:
      (Increase) decrease in:
        Accounts receivable...................................       (204)      (371)      (377)       346        271
        Inventories...........................................        (16)       (58)       (82)      (149)       (11)
        Other Assets..........................................        (52)        (6)        43        (43)       (26)
        Accounts payable and accrued expenses.................        145        189         22       (406)        78
                                                                ---------  ---------  ---------  ---------  ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES.....................      1,231        815      3,151      2,201      2,888
                                                                ---------  ---------  ---------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Improvements and additions to hotel property................         (7)      (489)      (484)    (1,388)    (2,147)
                                                                ---------  ---------  ---------  ---------  ---------
NET CASH (USED IN) INVESTING ACTIVITIES.......................         (7)      (489)      (484)    (1,388)    (2,147)
                                                                ---------  ---------  ---------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowing on capital lease obligation.......................     --         --         --            374     --
  Repayments of capital lease obligation......................        (15)       (14)       (58)       (20)    --
  Owner's contributions.......................................     --         --            680      1,248      1,939
  Owner's distributions.......................................       (750)      (700)    (3,950)    (2,430)    (1,591)
                                                                ---------  ---------  ---------  ---------  ---------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES...........       (765)      (714)    (3,328)      (828)       348
                                                                ---------  ---------  ---------  ---------  ---------
NET CHANGE IN CASH............................................        459       (388)      (661)       (15)     1,089
CASH AT BEGINNING OF YEAR.....................................        574      1,235      1,235      1,250        161
                                                                ---------  ---------  ---------  ---------  ---------
CASH AT END OF YEAR...........................................  $   1,033  $     847  $     574  $   1,235  $   1,250
                                                                ---------  ---------  ---------  ---------  ---------
                                                                ---------  ---------  ---------  ---------  ---------



                See accompanying notes to financial statements.

                             SHERATON COLONY SQUARE
                         NOTES TO FINANCIAL STATEMENTS
                      (DECEMBER 31, 1994, 1993, AND 1992)



1.  ORGANIZATION


    The Sheraton Colony Square is a 27-story, 462-room hotel located in Atlanta, Georgia (the Hotel). The Hotel is part of a mixed-use commercial and residential complex (the Complex) owned by the Prudential Insurance Company of America (Prudential). Starwood Lodging Trust and Starwood Lodging Corporation (Starwood) expect to acquire the Hotel from Prudential in conjunction with the completion of a proposed public offering.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


BASIS OF PRESENTATION


    The accompanying financial statements present the accounts of the Hotel, as included in the financial records of Prudential, using the accrual basis of accounting, and are not intended to be a complete presentation of the legal entity which owns the Hotel.


INVENTORIES


    Inventories, consisting of room linen and supplies and food and beverage, are recorded at the lower of cost or market. Cost is determined using the first-in, first-out method.



HOTEL PROPERTY


    Hotel  property  is  recorded   at  cost  and   is  depreciated  using   the
straight-line method over the estimated useful lives of the respective assets, as follows:



                                                                                          YEARS
                                                                                        ---------
Building and improvements.............................................................      20-35
Furniture, fixtures and equipment.....................................................       3-10



    Maintenance and repairs are charged to operations as incurred, and major renovations are capitalized and depreciated over the related period of benefit.



UTILITIES, REAL ESTATE TAXES AND PROPERTY INSURANCE


    Prudential allocates certain common expenses of the Complex and property insurance to the Hotel, based on estimates as follows:



ALLOCATED EXPENSE                                                BASIS OF ALLOCATION
- -----------------------------------------------------  ---------------------------------------
Utilities (central plant)............................  Usage for the Hotel (35% in 1994)
Real estate taxes....................................  Appraised value (33% in 1994)
Property insurance...................................  Square footage and claims made


INCOME TAXES


    No provision has been made for federal or state income taxes in the accompanying financial statements since any taxable income or loss of the Hotel is included in the income tax returns of Prudential.



    UNAUDITED INTERIM FINANCIAL INFORMATION


    The unaudited interim financial information as of March 31, 1995, and for the three months ended March 31, 1995 and 1994, include all normal, recurring adjustments which are, in the opinion of management, necessary to a fair presentation of the Hotel's financial position and results of operations for the interim periods presented.

                             SHERATON COLONY SQUARE
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)



3.  HOTEL PROPERTY


    Hotel property consists of the following:



                                                                                  DECEMBER 31,
                                                                         ------------------------------
                                                                              1994            1993
                                                         MARCH 31, 1995  --------------  --------------
                                                         --------------
                                                          (UNAUDITED)
Land...................................................  $      980,000  $      980,000  $      980,000
Building and improvements..............................      25,297,000      25,290,000      24,487,000
Furniture, fixtures and equipment......................      11,021,000      11,036,000      11,355,000
                                                         --------------  --------------  --------------
                                                             37,298,000      37,306,000      36,822,000
  Less: accumulated depreciation.......................     (18,474,000)    (18,103,000)    (16,622,000)
                                                         --------------  --------------  --------------
                                                         $   18,824,000  $   19,203,000  $   20,200,000
                                                         --------------  --------------  --------------
                                                         --------------  --------------  --------------



    Hotel property does not include the parking structure and central plant which are part of the Complex.



4.  CAPITAL LEASE OBLIGATION


    The future annual principal payments on the capital lease obligation for telephone equipment at December 31, 1994 are as follows:



YEAR
- ----------------------------------------------------------------------------------
1995..............................................................................  $   62,000
1996..............................................................................      67,000
1997..............................................................................      72,000
1998..............................................................................      96,000
                                                                                    ----------
                                                                                    $  297,000
                                                                                    ----------
                                                                                    ----------



5.  MANAGEMENT AND FRANCHISE AGREEMENTS


    The Hotel is managed by Interstate Hotel Corporation (IHC). IHC receives a base management fee of 3% of gross revenues and may receive incentive management fees of an additional 20% of annual operating profit, as defined, in excess of a base amount. Incentive fees earned were $138,000 in 1994 and none during 1993 and 1992.



    The Hotel is operated pursuant to a franchise agreement with Sheraton Inns, Inc. (Sheraton). Sheraton receives royalties of specified percentages of gross room revenues. The franchise agreement has a term of 15 years, ending in July 2005.



6.  CONCENTRATION OF CREDIT RISK


    The Company maintains its unrestricted cash in demand deposit accounts at financial institutions. The combined account balances at each institution periodically exceed FDIC insurance coverage, and as a result there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage.

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------


    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OR AN OFFER TO BUY, ANY SECURITY OTHER THAN THE REGISTERED SECURITIES OF THE COMPANY OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE PAIRED SHARES BY ANYONE IN ANY JURISDICTION WHERE SUCH AN OFFER WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.


                              -------------------

                               TABLE OF CONTENTS


                                                    PAGE
                                                    -----
Prospectus Summary.............................           1
Risk Factors...................................          12
The Company....................................          21
Use of Proceeds................................          23
Distribution Policy............................          24
Price Range of Paired Shares...................          26
Capitalization.................................          27
Dilution.......................................          28
Selected Combined Financial Data...............          28
Management's Discussion and Analysis of Pro
  Forma Financial Statements...................          31
Business Objectives and Growth Strategies......          33
Business and Properties........................          38
The Acquisition Facility and Other Financing...          52
Structure of the Company.......................          53
Policies with Respect to Certain Activities....          58
Management.....................................          61
Certain Relationships and Related
  Transactions.................................          70
Principal Shareholders.........................          72
Shares Available for Future Sale...............          73
Capital Stock..................................          74
Federal Income Tax Considerations..............          79
ERISA Considerations...........................          94
Convertible Notes..............................          96
Underwriting...................................          98
Experts........................................          99
Legal Matters..................................         100
Additional Information.........................         100
Information Incorporated by Reference..........         100
Glossary.......................................         101
Index to Financial Statements..................         F-1



                            10,250,000 PAIRED SHARES


                                STARWOOD LODGING
                                     TRUST

                                STARWOOD LODGING
                                  CORPORATION

                                 PAIRED SHARES

                              --------------------

                                   PROSPECTUS

                              --------------------

                              MERRILL LYNCH & CO.


                            BEAR, STEARNS & CO. INC.



                               ALEX. BROWN & SONS


      INCORPORATED



                                LEHMAN BROTHERS



                       PRUDENTIAL SECURITIES INCORPORATED


                               SMITH BARNEY INC.

                                          , 1995

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


Registration Fee................................................  $92,978.90
NASD Fee........................................................  30,500.00
NYSE Listing Fee................................................
Printing and Engraving Expenses.................................
Legal Fees and Expenses.........................................
Accounting Fees and Expenses....................................
Blue Sky Fees and Expenses......................................
Miscellaneous...................................................
Total...........................................................


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Certain provisions of the MGCL provide that the Company may, and in some circumstances must, indemnify the trustees, directors and officers of the Company against liabilities and expenses incurred by such person by reason of the fact that such person was serving in such capacity, subject to certain limitations and conditions set forth in the statute. The Corporation's Articles of Incorporation and the Trust's Declaration of Trust provide that the Corporation and Trust shall indemnify its directors, trustees and officers to the extent permitted by the MGCL.

    The Company has entered into indemnification agreements with its directors, trustees and executive officers providing for the maintenance of directors, trustees and officers liability insurance, subject to certain conditions, and the indemnification of and advancement of expenses to such directors, trustees and executive officers.

ITEM 16.  EXHIBITS.

    The following exhibits are filed herewith or incorporated herein by reference. Documents indicated by an asterisk (*) are filed herewith.


EXHIBIT NO.                                         DESCRIPTION OF EXHIBIT
- -----------  ----------------------------------------------------------------------------------------------------
        .11(1) Form of Purchase Agreement among the Trust, the Corporation, the Partnerships and the Underwriters.
       2.    Formation Agreement dated as of November 11, 1994 among the Trust, the Corporation, Starwood Capital
              Group, L.P., Berl Holdings L.P., Starwood Apollo Hotel Partners I, L.P., Starwood Apollo Hotel
              Partners VIII, L.P., Starwood Apollo Hotel Partners IX, LP and Starwood Nomura Hotel Investors,
              L.P. (incorporated by reference to Exhibit 2 to the Trust's and the Corporation's Joint Current
              Report on Form 8-K dated November 16, 1994 (the "November 1994 Form 8-K")).
       3.1   Amended and Restated Declaration of Trust of the Trust dated June 6, 1988, as amended (incorporated by reference to Exhibit 3A to the Trust's and the Corporation's Joint Current Report on Form 8-K
              dated January 31, 1995 (the "January 1995 Form 8-K")).
       3.2   Amendment and Restatement of Articles of Incorporation of the Corporation, as amended (incorporated by referenced to Exhibit 3B to the January 1995 Form 8-K).
       3.3   Trustees' Regulations of the Trust, as amended (incorporated by referenced to Exhibit 3.3 to the
              Trust's and the Corporation's Joint Annual Report on Form 10-K for the year ended December 31, 1994
              (the "1994 Form 10-K")).



                                 amendment.II-1

EXHIBIT NO.                                         DESCRIPTION OF EXHIBIT
- -----------  ----------------------------------------------------------------------------------------------------
       3.4   By-laws of the Corporation, as amended (incorporated by reference to Exhibit 3.4 to the 1994 Form
              10-K).
     4.1(1)  Form of Indenture for Convertible Notes.
     4.2(1)  Form of Convertible Notes.
       5.    Opinion of Counsel.(1)
       8.    Opinion of Tax Counsel.(1)
      10.1   Pairing Agreement dated June 25, 1980 between the Trust and the Corporation, as amended
              (incorporated by reference to Exhibit 4.1 to the 1994 Form 10-K).
      10.2   Form of Warrant Agreement dated as of September 16, 1986, between the Trust and City National Bank
              ("CNB") (incorporated by reference to Exhibit 4.3 to the Trust's and the Corporation's Registration
              Statement on Form S-4 (the "S-4 Registration Statement") filed with the Securities and Exchange
              Commission (the "SEC") on August 1, 1986 (Registration No. 33-7694)).
      10.3   Form of Warrant Agreement dated as of September 16, 1986, between the Corporation and CNB
              (incorporated by reference to Exhibit 4.3A to the S-4 Registration Statement).
      10.4   Incentive and Non-Qualified Share Option Plan (1986) of the Trust (incorporated by reference to
              Exhibit 10.8 to the Trust and the Corporation's Joint Annual Report on Form 10-K for the year ended
              August 31, 1986 (the "1986 Form 10-K")).
      10.5   Corporation Stock Non-Qualified Stock Option Plan (1986) of the Trust (incorporated by reference to
              Exhibit 10.9 to the 1986 Form 10-K).
      10.6   Stock Option Plan (1986) of the Corporation (incorporated by reference to Exhibit 10.10 to the 1986
              Form 10-K).
      10.7   Trust Shares Option Plan (1986) of the Corporation (incorporated by reference to Exhibit 10.11 to the 1986 Form 10-K).
      10.8   Form of Indemnification Agreement dated as of February 3, 1992, between the Trust and each of
              Messrs. Ronald A. Young, John D. Morrissey, Graeme W. Henderson, and Jeffrey C. Lapin (incorporated by reference to Exhibit 10.29 to the Trust's and the Corporation's Joint Annual Report on Form 10-K
              for the year ended December 31, 1991 (the "1991 Form 10-K")).
      10.9   Form of Indemnification Agreement dated as of February 3, 1992, between the Corporation and each of
              Messrs. Young, Henderson, Ford, Earle M. Jones and William H. Ling (incorporated by reference to
              Exhibit 10.30 to the 1991 Form 10-K).
      10.10  Executive Employment Agreement dated as of January 31, 1995, between the Trust and Mr. Lapin
              (incorporated by reference to Exhibit 10.12 to the 1994 Form 10-K).
      10.11  Executive Employment Agreement dated as of July 19, 1992, between the Trust and Michael W. Mooney
              (incorporated by reference to Exhibit 10.4 to the Trust's and the Corporation's Joint Current
              Report on Form 8-K dated September 25, 1992 (the "September 1992 8-K")).
      10.12  First Amendment to Executive Employment Agreement dated as of March 18, 1993, between the Trust and
              Michael W. Mooney (incorporated by reference to Exhibit 10.16 to the Trust's and the Corporation's
              Joint Annual Report on Form 10-K for the year ended December 31, 1993 (the "1993 Form 10-K")).



                                 amendment.II-2

EXHIBIT NO.                                         DESCRIPTION OF EXHIBIT
- -----------  ----------------------------------------------------------------------------------------------------
      10.13  Amendment No. 2 to Executive Employment Agreement dated as of December 15, 1993, between the Trust and Michael W. Mooney (incorporated by reference to Exhibit 10.17 to the 1993 Form 10-K).
      10.14  Executive Employment Agreement dated as of July 19, 1992, between the Corporation and Kevin E.
              Mallory (incorporated by reference to Exhibit 10.5 to the September 1992 8-K).
      10.15  First Amendment to Executive Employment Agreement dated as of March 18, 1993, between the Trust and
              Kevin E. Mallory (incorporated by reference to Exhibit 10.19 to the 1993 Form 10-K).
      10.16  Amendment No. 2 to Executive Employment Agreement dated as of December 15, 1993, between the Trust and Kevin E. Mallory (incorporated by reference to Exhibit 10.20 to the 1993 Form 10-K).
      10.17  Form of Amended and Restated Lease Agreement entered into as of January 1, 1993, between the Trust as Lessor and the Corporation (or a subsidiary) as Lessee (incorporated by reference to Exhibit
              10.19 to the 1992 Form 10-K).
      10.18  Amended and Restated Credit Agreement dated as of March 24, 1995 ("Credit Agreement"), among the
              Trust and the Realty Partnership, on the one hand, and Bankers Trust Company as successor
              Collateral Agent to Wells Fargo Bank, National Association and Merrill Lynch Mortgage Capital, Inc.
              as assignee of John Hancock Mutual Life Insurance Company, John Hancock Variable Life Insurance
              Company, Connecticut Mutual Life Insurance Company, The First National Bank of Boston and Wells
              Fargo Bank, National Association (incorporated by reference to Exhibit 10.24 to the 1994 Form
              10-K).
      10.19  Exchange Rights Agreement made as of January 1, 1995 among the Trust, the Corporation, the Realty
              Partnership, the Operating Partnership and each of the partners of the Partnerships (incorporated by reference as Exhibit 2B to the January 1995 Form 8-K).
      10.20  Registration Rights Agreement dated as of January 1, 1995 among the Trust, the Corporation and
              Starwood Capital (incorporated by reference as Exhibit 2C to the January 1995 Form 8-K).
      10.21  Limited Partnership Agreement for the Realty Partnership among the Trust and Starwood Capital dated as of December 15, 1994 (incorporated by reference to Exhibit 2D to the January 1995 Form 8-K).
      10.22  Limited Partnership Agreement for the Operating Partnership among the Corporation and Starwood
              Capital dated as of December 15, 1994 (incorporated by reference to Exhibit 2E to the January 1995
              Form 8-K).
     23.(1)  Consent of Independent Public Accountants.
      23.1   Consent of Counsel (included in Exhibits 5 and 8).(1)
      24.    Powers of Attorney (contained in the signature pages hereto).
     26.(1)  Form T-1 of Trustee for the Notes.

    (b)Financial Statement Schedules.

    The financial statement schedules are included in the Prospectus.


                                 amendment.II-3

ITEM 17. UNDERTAKINGS.

    The undersigned registrant hereby undertakes:

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, trustees, officers and controlling persons of the registrant pursuant to the provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The registrant hereby undertakes:

       (1) For purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of the
    Registration Statement in reliance upon Rule 430A and contained in the form of Prospectus filed by the registrant pursuant to the Rule 424(b) (1) or (4) or 497(h) under the Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.


       (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California on the 9th day of June, 1995.


                                          STARWOOD LODGING TRUST

                                          By: _______/s/_JEFFREY C. LAPIN_______
                                                      Jeffrey C. Lapin
                                                PRESIDENT AND CHIEF OPERATING
                                                         OFFICER

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


                    SIGNATURES
- ---------------------------------------------------

              /s/BARRY S. STERNLICHT*                Chairman, Chief Executive Officer and
                Barry S. Sternlicht                   Trustee (Principal Executive Officer)        June 9, 1995

                /s/JEFFREY C. LAPIN                  President, Chief Operating Officer and
                 Jeffrey C. Lapin                     Trustee                                      June 9, 1995

               /s/MICHAEL W. MOONEY*                 Vice President (Principal Financial and
                 Michael W. Mooney                    Accounting Officer)                          June 9, 1995

               /s/MADISON F. GROSE*
                 Madison F. Grose                    Trustee                                       June 9, 1995

                /s/JONATHAN EILIAN*
                  Jonathan Eilian                    Trustee                                       June 9, 1995

                /s/EARLE F. JONES*
                  Earle F. Jones                     Trustee                                       June 9, 1995


*By: _______/s/_JEFFREY C. LAPIN______
           Jeffrey C. Lapin
           ATTORNEY-IN-FACT

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California on the 9th day of June, 1995.


                                          STARWOOD LODGING CORPORATION

                                          By: _______/s/_KEVIN E. MALLORY_______
                                                      Kevin E. Mallory
                                                  EXECUTIVE VICE PRESIDENT

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


                    SIGNATURES
- ---------------------------------------------------

                /s/KEVIN E. MALLORY                  Executive Vice President (Principal
                 Kevin E. Mallory                     Executive Officer)                           June 9, 1995

                /s/KENNETH J. BIEHL
                 Kenneth J. Biehl                    (Principal Financial and Accounting Officer)  June 9, 1995

                /s/EARLE F. JONES*
                  Earle F. Jones                     Director                                      June 9, 1995

              /s/GRAEME W. HENDERSON*
                Graeme W. Henderson                  Director                                      June 9, 1995

                 /s/BRUCE M. FORD*
                   Bruce M. Ford                     Director                                      June 9, 1995


*By: _______/s/_KEVIN E. MALLORY______
             Kevin E. Mallory
             ATTORNEY-IN-FACT

                        CONSENT OF INDEPENDENT AUDITORS

    We consent to the use in this Joint Registration Statement of Starwood Lodging Trust and Starwood Lodging Corporation on Form S-2 of our report on the separate and combined financial statements and financial statement schedules of Starwood Lodging Trust and Starwood Lodging Corporation dated March 24, 1995, and our report on the financial statements of the Doubletree Club Hotel of Rancho Bernardo dated March 24, 1995, appearing in the Prospectus, which is part of this Registration Statement.

    We also consent to the reference to us under the heading "Experts" in such Prospectus.

                                          Deloitte & Touche LLP


Los Angeles, California
June 9, 1995

                       CONSENT OF INDEPENDENT ACCOUNTANTS

    We hereby consent to the use in the Prospectus constituting part of this Registration Statement on Form S-2 of our reports as of the dates and relating to the financial statements or schedules of operating revenue and certain expenses, as applicable, of the properties listed below which appear in such
Prospectus:


PROPERTY                                                                     DATE OF REPORT
- -------------------------------------------------------------------------  -------------------
Starwood Wichita Investors, L.P..........................................  January 27, 1995
                                                                           Except Note 7,
                                                                           which is as of
                                                                           March 3, 1995
The French Quarter Square................................................
Capital Hill Suites......................................................  March 2, 1995
Embassy Suites--Tempe....................................................  May 25, 1995


    We also consent to the reference to us under the headings "Experts".

                                          PRICE WATERHOUSE LLP


Dallas, Texas
June 8, 1995

                        CONSENT OF INDEPENDENT AUDITORS



    We consent to the use in this Joint Registration Statement of Starwood Lodging Trust and Starwood Lodging Corporation on Form S-2 of our report on the financial statements of the Sheraton Colony Square Hotel dated May 25, 1995, appearing in the Prospectus, which is part of this Registration Statement.



    We also consent to the reference to us under the heading "Experts" in such Prospectus.



Ernst & Young LLP



Los Angeles, California
June 8, 1995